As filed with the Securities and Exchange Commission on September 12, 2014

No. 333-195611

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Atento S.A.

(Exact name of registrant as specified in its charter)

Luxembourg	4813	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Da Vinci Building

4 rue Lou Hemmer

L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

+352 26 78 60 1

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas

Suite 210

New York, New York 10036

(212) 299-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, Esq. Christopher A. Kitchen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Arthur D. Robinson, Esq. Jaime Mercado, Esq. Juan Francisco Méndez, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Ordinary shares, no nominal value	20,182,500(1)	$22.00	$444,015,000	$57,190(3)

(1)	Includes ordinary shares that the underwriters may purchase pursuant to the option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities act of 1933, as amended.
(3)	$38,640 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated September 12, 2014

PROSPECTUS

Atento S.A.

14,625,000 Ordinary Shares

This is the initial public offering of ordinary shares of Atento S.A., a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg. We are offering 4,049,558 ordinary shares to be sold in this offering, and the selling shareholder identified in this prospectus is offering an additional 10,575,442 ordinary shares. We will not receive any proceeds from the sale of the ordinary shares offered by the selling shareholder.

Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price per ordinary share will be between $19.00 and $22.00. We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “ATTO.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 21 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have a 30-day option to purchase up to 2,193,750 additional ordinary shares from the selling shareholder at the initial public offering price, less underwriting discounts and commissions payable by us.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about                     , 2014.

Morgan Stanley	Credit Suisse	Itaú BBA

BofA Merrill Lynch	Bradesco BBI	BTG Pactual	Goldman, Sachs & Co.	Santander	Baird	BBVA

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on our behalf. Neither we, the selling shareholder nor the underwriters or their affiliates have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder are, and the underwriters and their affiliates are not, offering to sell these securities in any jurisdiction where their offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any particular sale of the ordinary shares occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET AND INDUSTRY DATA

Market data and certain industry forecast data used in this prospectus were obtained from market research, publicly available information and industry publications and organizations, including, among others, Frost & Sullivan and IDC. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Market research, while we believe it to be reliable and accurately extracted by us for the purposes of this prospectus, has not been independently verified. This prospectus also contains statements regarding our industry and our relative competitive position in the industry that are not based on published statistical data or information obtained from independent third parties, but are internal estimates based on our experience and our own investigation of market conditions. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks as “Atento,” which are protected under applicable intellectual property laws and are the property of the Company or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

i

Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

BASIS OF PRESENTATION AND OTHER INFORMATION

Except where the context otherwise requires or where otherwise indicated, the terms “Atento,” “we,” “us,” “our,” the “Company,” the “Issuer” and “our business” refer to Atento S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on March 5, 2014, together with the entities that will become its consolidated subsidiaries prior to completion of this offering.

“AIT Group” refers to Atento Inversiones Teleservicios S.A.U. and its subsidiaries (including Atento Venezuela, S.A. and Teleatención de Venezuela, C.A.) as held by Telefónica, S.A. (together with its consolidated subsidiaries, “Telefónica” or the “Telefónica Group”) prior to the Acquisition. “Atento Group” refers to the direct and indirect subsidiaries and assets of Atento Inversiones y Teleservicios, S.A.U. (excluding Atento Venezuela, S.A. and Teleatención de Venezuela, C.A.) that were acquired indirectly by funds associated with Bain Capital Partners, LLC (together with affiliates of such funds, “Bain Capital”) on December 12, 2012 (the “Acquisition”) through Atalaya Luxco Midco S.à r.l. (the “Successor”) and certain of its affiliates. Use of the term “Predecessor” refers to the Atento Group prior to the Acquisition, and use of the term “Successor” or “Midco” refers to the Atento Group subsequent to the Acquisition.

In this prospectus, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2011		2012		2013		As of
	Average	December 31	Average	December 31	Average	December 31	September 3, 2014
Euro (EUR)	0.76	0.77	0.78	0.76	0.75	0.73	0.76
Brazil (BRL)	1.67	1.88	1.95	2.04	2.16	2.34	2.23
Mexico (MXN)	12.44	13.95	13.16	12.97	12.77	13.08	13.09
Colombia (COP)	1,847.53	1,942.70	1,797.34	1,768.23	1,869.31	1,926.83	1,930.94
Chile (CLP)	483.70	519.20	486.37	479.96	495.40	524.61	591.55
Peru (PEN)	2.75	2.70	2.64	2.55	2.70	2.80	2.85
Argentina (ARS)	4.13	4.30	4.55	4.92	5.48	6.52	8.41

PRESENTATION OF FINANCIAL INFORMATION

We present our historic financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements or financial information included in this prospectus has been prepared in accordance with generally accepted accounting principles in the United States of America.

Predecessor Financial Statements

We have historically conducted our business through the Atento Group, or the Predecessor, up to the date of the Acquisition, and subsequent to the Acquisition, through Midco, or the Successor. Although the Acquisition was completed on December 12, 2012, for accounting purposes the Atento Group has been incorporated into the Successor’s operations since December 1, 2012.

The financial statements of the Predecessor included elsewhere in this prospectus are the audited combined carve-out financial statements of the Atento Group as of and for the year ended December 31, 2011 and as of and for the eleven-month period ended November 30, 2012 (the “Predecessor financial statements”). The Predecessor financial statements are presented on a combined carve-out basis from the AIT Group’s historical consolidated financial statements, based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by the Successor and that are part of its consolidated group after the Acquisition. We believe that the assumptions and estimates used in preparation of the Predecessor financial statements are reasonable. However, the Predecessor financial statements do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor’s future results of operations, financial position or cash flows. See Note 2 to the Predecessor financial statements.

Successor Financial Statements

The financial statements of the Successor included elsewhere in this prospectus are the audited consolidated financial statements of Midco as of and for the one-month period ended December 31, 2012 and as of and for the year ended December 31, 2013 (the “Successor financial statements”). We have accounted for the Acquisition in the Successor financial statements using the acquisition method, by which we have recognized and measured the identifiable assets acquired and identifiable liabilities and contingent liabilities assumed at fair value at the acquisition date. The difference between the consideration paid and the fair value of the identifiable assets acquired and identifiable liabilities and contingent liabilities assumed has been recorded as goodwill. As a consequence, the assets and liabilities recognized in the financial statements of the Successor and their corresponding impact in income and expenses changed significantly as compared to the Predecessor financial statements.

Aggregated 2012 Financial Information

In addition, we also present in this prospectus unaudited, non-IFRS aggregated financial information for the year ended December 31, 2012 (the “Aggregated 2012 Financial Information”). The Aggregated 2012 Financial Information is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012 and the corresponding data from the audited Successor financial statements for the one-month period from December 1, 2012 to December 31, 2012, appearing elsewhere in this prospectus, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

Interim Financial Statements

The interim financial statements of the Successor included elsewhere in this prospectus are the unaudited interim condensed consolidated financial statements of Midco as of June 30, 2014 and for the six-month periods ended June 30, 2013 and 2014 (the “Interim financial statements”).

Rounding

Certain numerical figures set out in this prospectus, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this prospectus may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements of the Predecessor or the Successor, or the tabular presentation of other data (subject to rounding) contained in this prospectus, as applicable, and not using the numerical data in the narrative description thereof.

Reorganization Transaction

Prior to completion of this offering we will engage in the Reorganization Transaction described in “Prospectus Summary—Our History and Corporate Structure—The Reorganization Transaction” pursuant to which Midco will become a wholly-owned subsidiary of the Issuer, a newly-formed holding company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the offering contemplated hereby, and which will not have conducted any operations prior to the completion of this offering. Following the Reorganization Transaction and this offering, our financial statements will present the results of operations of the Issuer. The financial statements of the Issuer will be presented in substantially the same manner as the Successor financial statements prior to this offering, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction will be reflected retroactively in the Issuer’s earnings per share calculations.

NON-GAAP FINANCIAL MEASURES

This prospectus contains financial measures and ratios, including EBITDA, Adjusted EBITDA, Adjusted Earnings/(Loss), Free Cash Flow and Net debt with third parties, that are not required by, or presented in accordance with IFRS. We refer to these measures as “non-GAAP financial measures.” For a definition of how these financial measures are calculated, see the section entitled “Selected Historical Financial Information” elsewhere in this prospectus.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluating our underlying historical performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS and should not be considered as alternatives to operating profit or profit or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS or any other generally accepted accounting principles.

In our discussion of operating results, we have excluded the impact of fluctuations in foreign currency exchange rates by providing and explaining changes in constant currency, which is a non-GAAP financial measure. We believe changes in constant currency provides valuable supplemental information regarding our results of operations. We calculate changes in constant currency by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes in constant currency are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Atento,” “we,” “us,” “our,” the “Company,” the “Issuer” and “our business” refer to Atento S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on March 5, 2014, together with the entities that will become its consolidated subsidiaries prior to completion of this offering.

“Atento Group” refers to the direct and indirect subsidiaries and assets of Atento Inversiones y Teleservicios, S.A.U., excluding Atento Venezuela, S.A. and Teleatención de Venezuela, C.A., that were acquired indirectly by funds associated with Bain Capital Partners, LLC (together with affiliates of such funds, “Bain Capital”) on December 12, 2012 (the “Acquisition”) by Atalaya Luxco Midco S.à r.l. (“Midco”) and certain of its affiliates. Use of the term “Predecessor” refers to the Atento Group prior to the Acquisition and use of the terms “Successor” or “Midco” refers to the Atento Group subsequent to the Acquisition. “Telefónica” and “Telefónica Group” refer to Telefónica, S.A. and its consolidated subsidiaries.

Our Company

We are the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America and Spain, and among the top three providers globally, based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica Group. Since then, we have significantly diversified our client base, and subsequent to the Acquisition in December 2012, we became an independent company.

Leadership Position in Latin America. As the largest provider of CRM BPO services in Latin America, we hold #1 market share positions in most of the countries where we operate, based on revenues for the year ended December 31, 2013, according to Frost & Sullivan. From 2009 to 2012, we expanded our CRM BPO market leadership position in Latin America overall from 19.1% to 20.1% and increased our market share in Brazil from 23.3% in 2009 to 25.5% in 2013, based on revenue. We have achieved our leadership position over our 15-year history through our dedicated focus on superior client service, our scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs and our highly engaged employee base. Given its growth outlook, Latin America is one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region.

Full Scale CRM BPO Services Offering. We offer a comprehensive portfolio of CRM BPO services, including customer service, sales, credit management, technical support, service desk and back office services. We are evolving from offering individual CRM BPO services to combining multiple service offerings, covering both the front-end and the back-end of our clients’ customer experience, into customized solutions adapted to our clients’ needs. We believe that these customized customer solutions provide an improved experience for our clients’ customers and create stronger customer relationships, which reinforces our clients’ brand recognition and enhances customer loyalty. Our services and solutions are delivered across multiple channels including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2013, CRM BPO solutions and individual services comprised approximately 23% and 77% of our revenues, respectively. In Brazil, the CRM BPO solutions segment grew from 16% of our revenue in 2011 to 35% of our revenue in 2013.

Our CRM BPO services and solutions are delivered through our innovative multi-channel platform. As our clients’ customers become more connected and widely broadcast their experiences across a variety of digital channels, we believe the quality of their customer experience is having a significant impact on our clients’ brand loyalty and overall business performance. Our multi-channel platform integrates direct customer outreach through digital, voice or in-person channels allowing us to engage with customers through multiple channels of interaction. As our clients’ customers increasingly transition towards digital communication, we have evolved and invested in our digital channel capabilities.

Our customized CRM BPO solutions further integrate us into the strategic objectives of our clients, often leading to closer, more resilient client relationships. For example, for a global insurance client, we provide a comprehensive solution for insurance claims management encompassing (i) specialized processes including back office, sales, customer care, credit management and technical support, (ii) a customized communication channel strategy throughout the customer’s lifecycle, (iii) workload, mobility software and communication tools and (iv) data and analytics, resulting in 25,000 monthly claims analyzed and approximately $8 million of annual savings.

Long-Standing Client Relationships Across a Variety of Industries. We work with market leaders in sectors such as telecommunications, financial services and multi-sector, which for us comprises the consumer goods, services, public administration, pay TV, healthcare, transportation, technology and media industries. In 2013, approximately 52% of our revenue was derived from sales to telecommunications, 35% to financial services and 13% to multi-sector clients. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base to over 400 separate clients resulting in non-Telefónica revenue accounting for 51.5% in 2013 compared to approximately 10% of the revenue of AIT Group in 1999. In 2013, 69% of our non-Telefónica revenue was generated from clients with whom we have had relationships for ten or more years. Illustrative of our high customer satisfaction, in 2011, 2012 and 2013, our client retention rates (calculated based on prior year revenues of clients retained in current year, as a percentage of total prior year revenues) were 97.9%, 98.5% and 99.3%, respectively.

Highly Engaged Employees. Our approximately 153,000 employees worldwide are critical to our ability to deliver best-in-class customer service. We believe our distinctive culture and strong values ensure that our employees are highly engaged customer specialists. We strategically implement collaborative and proprietary training processes and firm-wide methodologies to recruit, train and retain one of the largest workforces in Latin

America. We strive to attract, develop and reward high-performing people and to provide our employees with an attractive career path that incentivizes them to engage in achieving or exceeding our clients’ business objectives. In 2013, we were named one of the top 25 multinationals globally to work for by the Great Place to Work Institute and the only CRM BPO company in the industry to receive this distinction.

Employee benefit expenses are our single largest cost item representing $1,701.9 million (70.4% of revenues), $1,609.5 million (69.5% of revenues) and $1,643.5 million (70.2% of revenues) in 2011, 2012 and 2013, respectively. We operate in geographies with high wage inflation as in Brazil where average wage inflation based on data published by the Economist Intelligence Unit for 2012 and 2013 was 10.6% and 8.6% in 2012 and 2013, respectively. We were able to maintain employee benefit expenses stable as a percentage of revenues between 2011 and 2013 principally through the following measures (i) price increases as most of our contracts contain provisions that allow us to pass on to our customers increased costs that result from inflation adjustments, (ii) cost efficiencies related to enhanced productivity investment in our IT platform and procurement process as well as HR improvements (see “—Our Strategy—Best in Class Operations”), (iii) delivering increasingly complex solutions and value-added services to our clients positively affecting margins (see “—Our Strategy—Develop and Deliver CRM BPO Solutions”) and (iv) minimizing wage inflation through collective bargaining agreements.

Scalable and Reliable Technology and Operational Platform. We have a flexible, scalable and reliable technology platform that enables us to deliver customizable services and solutions for our clients. The three key components of our technology strategy are (i) scalable and secure infrastructure, which includes data centers, telephony and other systems, to support and automate our services, (ii) applications, including systems, analytics and intelligence tools that enhance and optimize our solution offerings and (iii) our technology organization, which consists of the people and resources to manage and innovate our platform. In 2013, our technology platform handled transactions across 89 delivery centers operating 24/7 with less than 0.06% unscheduled systems downtime. We are committed to the highest standards of quality and have implemented programs to certify relevant processes as UNE-ISO 9001 and COPC, and we use Six Sigma to ensure continuous improvement.

Strong Relationship with Telefónica Underpinned by Long-Term MSA. We believe we contribute to the Telefónica Group as an integral part of its CRM BPO operations. Currently, we serve 38 companies of the Telefónica Group under 162 arm’s-length contracts. Since becoming an independent company in December 2012, our relationship with the Telefónica Group has been governed by our master services agreement (the “MSA”). The MSA requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021. The MSA commitment is meant to be a minimum commitment, rather than a target or budget. Telefónica will be required to compensate us for any shortfalls in these revenue commitments.

Our revenue generated from the Telefónica Group was $1,235.9 million in 2011, $1,158.5 million in 2012 and $1,136.5 million in 2013, reflecting a decrease of 6.3% and 1.9% for the years ended December 31, 2012 and 2013, respectively. Excluding the impact of foreign exchange, our revenue from the Telefónica Group for the years ended December 31, 2012 and 2013 increased by 3.8% and 4.7%, respectively.

Outside the ordinary course of our business and in connection with the Acquisition, we have incurred obligations to Telefónica in an aggregate amount outstanding of $67.8 million as of June 30, 2014 and $195.1 million as of December 31, 2013. For a more detailed description of such obligations, see “Description of Certain Indebtedness—Vendor Loan Note” and “Description of Certain Indebtedness—Contingent Value Instruments.”

Broad Scope of Operations. We operate in 15 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, ex-Brazil (“Americas”) and (iii) Europe, Middle East and Africa, which consists of our operations in Spain, Czech Republic and Morocco (“EMEA”). For the year ended December 31, 2013, Brazil accounted for 51.5% of our revenue and 52.6% of our Adjusted EBITDA;

Americas accounted for 33.0% of our revenue and 38.7% of our Adjusted EBITDA; EMEA accounted for 15.5% of our revenue and 8.7% of our Adjusted EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Financial Flexibility. We have ample liquidity which provides significant financial flexibility to manage our operations. At December 31, 2013, the total amount of credit available to us was €50 million ($69 million) under our Revolving Credit Facility, which remained undrawn as of June 30, 2014. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $237.7 million as of June 30, 2014, while our outstanding debt totaled $1,366.0 million. The amount of outstanding debt attributable to the Acquisition in 2012 totaled $1,358.3 million. We expect to capitalize the full $620.7 million of preferred equity certificates, or “PECs,” outstanding as of June 30, 2014 in connection with this offering thereby reducing our total debt outstanding. See “Capitalization.” During 2013 and for the six months ended June 30, 2014, our cash flow related to interest payment and mandatory debt repayment represented 38.9% and 42.3%, respectively, of our cash flows from operating activities (before giving effect to the payment of interest). For a more detailed description of such obligations, see “Description of Certain Indebtedness.”

Our revenue for the year ended December 31, 2013 was $2,341.1 million, our Adjusted EBITDA was $295.1 million and our profit/(loss) for the period was a loss of $4.0 million. For the year ended December 31, 2012 and 2013, our revenue decreased by 4.2% and increased by 1.0%, respectively, and our Adjusted EBITDA increased by 8.6% and 10.1%, respectively. For the years ended December 31, 2012 and 2013, respectively, excluding the impact of foreign exchange, our revenue increased by 6.7% and 7.5% and our Adjusted EBITDA increased by 21.5% and 16.9%.

Our revenue for the six months ended June 30, 2014 was $1,153.6 million, our Adjusted EBITDA was $131.6 million and our profit/(loss) for the period was a loss of $24.3 million. For the six months ended June 30, 2014 compared to the same period in 2013, our revenue decreased by 1.2% and our Adjusted EBITDA increased by 6.2%. Excluding the impact of foreign exchange, our revenue increased by 9.5% and our Adjusted EBITDA increased by 16.1% in the six months ended June 30, 2014 compared to the same period in 2013.

MARKET OPPORTUNITY

CRM BPO has historically been the largest segment within the broader business process outsourcing (“BPO”) market based on revenue, and includes services such as customer care, retention, acquisition, technical support, help desk services, credit management, sales, marketing and back-office functions.

Market Size and Growth. According to IDC, global spending on CRM BPO services is expected to grow at a compound annual growth rate (“CAGR”) of 5.9% from $60.9 billion in 2013 to $81.3 billion in 2018. Our operations are primarily focused in Latin America, which is the fastest growing CRM BPO market in the world with a market size of $10.3 billion in 2013, according to Frost & Sullivan.

Key Trends in the Latin American CRM BPO Market

There are a number of trends driving growth in the Latin American CRM BPO market and we believe our market position will allow us to differentiate ourselves and capitalize on this growth.

Large CRM BPO Market with Sustained Demand Growth Driven by an Emerging Middle Class. The scale and growth of Latin America’s economies present a significant market opportunity. The growth in the CRM BPO market is supported by an expanding middle class, which is expected to grow from approximately 29% of the population in 2009 to approximately 42% by 2030, according to data from The World Bank. As a result, customer experience-intensive industries, such as insurance and banking, which have historically been underpenetrated in Latin America, have experienced high volume growth, resulting in increased demand for

CRM BPO services. Lastly, according to Frost & Sullivan, in 2013, call center seat penetration in Latin America significantly lagged the United States, and we believe that this gap will continue to drive long-term growth for our industry in the region.

2013 Call center seats / ‘000s population

Source:	Frost & Sullivan and International Monetary Fund.
Note:	Includes in-house and outsourced seats.

Continued Trend for Further Outsourcing of CRM BPO Operations. As of 2013, 32.4% of domestic CRM BPO operations in Latin America were outsourced to third-party providers, based on number of agent seats, compared to 27.1% in 2007, according to Frost & Sullivan. In the context of high growth in CRM BPO volumes, we believe the value proposition for further outsourcing is compelling and enables our clients to (i) focus on their core capabilities, (ii) generate cost efficiencies, (iii) increase customer satisfaction, (iv) streamline the process of introducing new products and services and (v) redeploy capital used in internal processes. Given these factors, we expect outsourcing penetration in our markets to continue to grow in the future.

Limited Number of Large Scale Operators in Latin America. Very few companies operate large-scale operations throughout Latin America. Most companies operate in only one or two Latin American countries, or within multiple markets with more limited scale as compared to Atento. Establishing large scale operations in Latin America presents challenges due to specific country dynamics in the region and the complexity of managing a large and dynamic workforce. These markets are also characterized by the presence of local players with established long-term positions. For example, in Brazil, the top three providers of CRM BPO services in aggregate accounted for 59.2% of the market in 2013, whereas in North America the top three providers in aggregate had just a 16.2% share in 2012, according to Frost & Sullivan.

North America’s Continued Off-Shoring Trend. We view North America as a growth opportunity as U.S.-based businesses continue to off-shore call center services to other geographies, with 37.4% of the market off-shored in 2012, and 43.4% expected to be off-shored by 2017, according to Frost & Sullivan. Among off-shoring options, U.S. clients increasingly choose to near-shore to Latin America to eliminate challenging time zone differences that might be experienced when off-shoring to jurisdictions such as India or the Philippines. Accordingly, Latin America has evolved into the fastest growing fulfillment market for providing CRM BPO services to North America, and is expected to grow at a CAGR of 10.5% from 2012 to 2017, according to Frost & Sullivan.

OUR STRATEGY

Our mission is to help make our clients successful by delivering the best experience for their customers. Our goal is to significantly outperform the expected market growth by being our clients’ partner of choice for customer experience solutions. We strive to deliver growth by leveraging our platform and our people as the key enablers of superior services and solutions for our clients. To this end, we are focused on optimizing our operations and inspiring our people to deliver excellent service to our clients, and our clients’ customers.

These are the pillars of our strategy and the specific initiatives by which we aim to achieve them:

Above-Market Growth

Our three main initiatives to generate higher growth than the overall market are:

Deliver CRM BPO Solutions. By further leveraging our existing infrastructure and deep client and process know-how, we are able to deliver increasingly complex solutions and value-added services to our clients through multiple channels. Over time, we have diversified and expanded our services, increased their sophistication and complexity and developed customized solutions such as smart collections, B2B (business-to-business) efficient sales, insurance management, credit management and other CRM BPO processes. Our revenue from these solutions has grown faster than our overall revenues over the past several years.

As of June 30, 2014, we served a large and diverse base of over 400 separate clients. We believe we can further penetrate these existing relationships by increasing the variety of solutions we provide. We have successfully expanded our service and solution offerings in the past and believe this is a continued growth opportunity, as we are one of the few providers that can deliver an integrated and broad set of CRM BPO solutions to a large and increasingly sophisticated client base.

Aggressively Grow Client Base. We believe we can win new client relationships, either from competitors or as potential clients outsource their in-house operations. In particular, the telecommunications sector, where we have deep industry knowledge primarily derived from our long-history with Telefónica, presents an opportunity to further increase our market share now that we are a stand-alone company. Today, we provide solutions to most of the telecommunication companies in Brazil and have acquired other telecommunications clients throughout the Americas, such as Claro (a subsidiary of América Móvil). Going forward, we are focused on growing these new relationships to scale.

To reinforce this strategic priority, we have significantly invested in our sales teams and established separate new business acquisition areas with enhanced commercial capabilities and tools.

Penetrate U.S. Near-Shore. The market for providing outsourcing services to U.S. clients from Latin America is a sizable and fast-growing opportunity as (i) companies in the United States seek to balance outsourcing services across different geographies, generally favoring locations with better cultural fit and proximity to their operations, while minimizing time zone differences (in particular compared to jurisdictions such as India and the Philippines), (ii) Latin America becomes a more cost-competitive location and (iii) the talent pool in the region grows with more people who have strong English-language skills.

To pursue this opportunity, in 2013, we formed a dedicated business unit with its own infrastructure to exclusively serve the U.S. market which, as of April 2014, has more than 450 workstations servicing five clients including Motorola, BBVA Group and Orbitz. We believe our strong relationships with multi-national clients throughout Latin America positions us well to also serve their off-shoring needs in the United States, as exemplified by our near-shoring relationships with Motorola and BBVA Group.

Best-In-Class Operations

We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and globalized operations. Our operational excellence strategy is supported by the following five key global initiatives:

Enhance Operations Productivity. We are focused on a variety of initiatives to enhance agent productivity, including:

•	improving the uniformity of key performance indicators (“KPIs”) for operational productivity;

•	using statistical analysis and enhanced forecasting methodology to optimize staffing levels; and

•	establishing Operational Command Centers to implement analytical tools and standardized performance metrics.

We have established an Operational Command Center in Sao Paulo, Brazil which is designed to streamline the efficiency of our operations across our delivery centers and optimize corporate functionality and management effectiveness via a standardized set of enhanced processes and capabilities. This center is equipped with the latest technology available for our purposes and serves to enhance our ability to shift resources as needed, in real-time, based on client requirements. Additionally, it provides our management immediate analytics and continuous data enabling them to streamline processes that we expect will offer the optimal customer experience for our clients.

Increase HR Effectiveness. Our business model is focused on improving operations HR effectiveness, developing our people and reducing turnover, driving both performance and reduction in costs. Recruiting, selecting and training talent is a key factor in the successful delivery of our CRM BPO services and solutions. We have adopted a comprehensive approach to HR management, with a number of global initiatives under way that are designed to diversify our candidate sourcing (e.g., social media), refine agent selection methods focused on better fit to reduce early turnover, and improve training to develop the best talent. We are also continually aligning HR processes and incentive plans to foster employee retention.

Deploy One Procurement. We are strengthening our centralized procurement model in order to lower costs and streamline supplier relationships. Our “Global Deal Delivered Locally” strategy allows us to work with vendors to reach global contracts, while allowing procurement decisions to be handled locally. For example, by sourcing agent headsets as part of a global contract, we were able to achieve significant savings across all of our geographies, ranging from 5% to 82% of net unit headset costs. We are continuing to deploy this procurement strategy across our business, including in our procurement of infrastructure, technology, telecommunications and professional services, to reduce operating costs and improve margins.

Drive Consistent and Efficient IT Platform. Our technology strategy is focused on (i) delivering a cost-efficient and reliable IT infrastructure to meet the needs of existing clients and support margin expansion, (ii) enhancing our ability to add capacity rapidly with a highly variable cost structure for new business, (iii) developing new products and solutions that can be rapidly scaled and rolled out across geographies, (iv) providing standard operational tools and processes to enable the best experience to our clients’ customers and (v) establishing common platforms that facilitate centralization of core IT services. Technology initiatives to capture benefits of scale, standardization, and consolidation are managed globally, with full accountability by project leaders to continuously optimize our operations and innovate client solutions.

Optimize Site Footprint. We continue to relocate a portion of our delivery centers from tier 1 to tier 2 cities, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil. In Brazil, the percentage of total workstations located in tier 2 cities increased from 44% in 2011 to 54% in 2013. Currently, we are planning to move more than 1,700 workstations in Brazil to tier 2 cities by the end of 2014. As demand for our services and solutions grows and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

In addition, given the size of our workforce, our operational excellence strategy is targeted at supporting the future growth of our business and delivering efficiency gains while mitigating costs, in particular wage inflation in the markets where we operate.

Inspiring People

Distinct Culture and Values. We believe that our people are a key enabler to our business model and a strategic pillar to our competitive advantage. We have created, and constantly reinforce, a culture we believe is unique in the industry. We believe our distinctive culture and strong values ensure our employees are highly capable and committed customer specialists. Our operational policies encourage collaboration and entrepreneurship, emphasize trust, passion and integrity, and commitment to our clients. We believe we can deliver growth and outstanding customer experiences through inspired, committed people who share our vision and are guided by our values. We constantly reinforce our core values through working groups, surveys, and leadership assessment processes that focus on upholding our core values and result in individualized development plans.

Strengthen Talent. We have developed processes to identify talent (both internally and externally), created individualized development plans and designed incentive plans that foster a work environment that aligns our management’s professional development with client objectives and our goals, including efficiency objectives, financial targets and client and employee satisfaction metrics. Furthermore, we continuously reassess our talent pool and recruit experienced professionals in the services industry to complement our strengths and capabilities. Given our focus on developing our people, we believe we empower our teams and provide opportunities and tools to act like owners, committed to delivering excellence and achieving superior performance.

High Performance Organization. We have implemented a new operating model that integrates the corporate organization globally, allowing us to capture the benefits of scale, standardization and sharing of best practices. The corporate organization is integrated globally but strategically segmented into different operating regions. This ensures that corporate functions remain close to their businesses and clients, utilize a deeper understanding of the local industry levers, and are committed to the successful implementation of the initiatives on a regional level. We believe that this new organizational structure will foster agility and simplicity, while ensuring that corporate leaders are focused on coordinating, communicating and pursuing new solutions and innovation, with full accountability on the results.

OUR COMPETITIVE STRENGTHS

We benefit from the following key competitive strengths in our business:

Category Leader in a Large Market with Long-Term Secular Growth Trends

We are currently the leading provider of CRM BPO services and solutions in Latin America and among the top three providers globally, based on revenue, according to Frost & Sullivan. In 2012, we were the leading provider of outsourced CRM BPO services in the rapidly growing Latin American market overall with a 20.1% market share by revenue, compared to 19.1% in 2009. In addition, we were the leading provider of outsourced CRM BPO services by market share based on revenue in 2013 in Peru, Brazil, Argentina, Spain, Chile and Mexico, according to data published by Frost & Sullivan (except for Spain, which refers to market share data for 2011, and Brazil which represents management’s estimate as of Q1 2014).

Atento 2013 Market Share and Position by Country

Source:	Frost & Sullivan.
(1)	Brazil market share based on Frost & Sullivan, market share position as of Q1 2014 (management estimate).
(2)	Spain market share as of 2011.

According to Frost & Sullivan, we have increased our market share of the CRM BPO market in Brazil from 23.3% in 2009 to 25.5% in 2013, second only to Contax Participações, S.A., whose market share declined from 29.8% to 27.3% in Brazil over the same period. We generated BRL693.0 million ($306.7 million) and BRL681.3 million ($288.9 million) of revenues in Brazil in the fourth quarter of 2013 and first quarter of 2014 respectively while Contax reported revenues for its contact center division in Brazil of BRL683.9 million ($300.5 million) and BRL636.5 million ($273.6 million), respectively, in those periods. Based on this data, we believe we are now the leading CRM BPO provider in Brazil.

Comprehensive, Customizable Suite of CRM BPO Solutions across Multiple Channels

We believe that our position as a provider of innovative CRM BPO solutions is a key factor for our gain in market share in recent years, and will be a driver of our expected outperformance. As we continue to evolve towards customized client solutions and variable pricing structures, we seek to create a mutually beneficial partnership that increases the portion of CRM BPO services we provide to our clients. We intend to develop and expand our portfolio of customized solutions as we continue to leverage our deep knowledge of our clients’ outsourcing needs.

In the context of the continuing evolution and proliferation of digital communication technologies and devices, we are focused on and continue to invest in research and development to anticipate the changing habits of customers and how our clients ultimately engage with them across a growing array of communication channels including SMS, email, chats, social media and apps, among others.

Long-Standing, Blue-Chip Client Relationships in Multiple Industries

Our long-standing, blue-chip client base across a variety of industries includes Telefónica Group, BBVA Group, Banco Bradesco S.A., Carrefour, Claro, Elavon, HSBC, Itaú, L’Oreal, McDonald’s, Motorola, Santander, Samsung and Zurich, among others, with Telefónica Group representing 48.5% of our revenue for 2013 and the other clients representing, individually, less than 10% of our revenue for 2013. Including Telefónica, our top 10 clients represented 80.3% of our 2013 revenues. For each of these clients, our relationship usually encompasses multiple contracts, services and countries. Our clients include leaders and innovators in their respective industries who demand best-in-class service from their outsourcing partners. By aligning ourselves with their success to partner in the long term, we have expanded the scope of our services and solutions while helping our clients deliver their brand promise. We believe that this approach has allowed us to develop and nurture longstanding relationships with existing clients which have provided us with stable revenue year-to-year.

Additionally, we believe it is costly and presents risks for our clients to switch a large number of workstations to competitors due to the potential disruption caused to the client’s customers, the extensive employee training required and the level of process integration between the client and CRM BPO provider.

Value-Added Partner with Differentiated Technology Platform

We have a scalable and reliable technology platform that we believe is a significant competitive differentiator. Our technology platform allows us to be a value-added partner to our clients by providing upfront customer engagement process design, hosting and managing numerous customer management environments, offering multi-channel communication delivery and sophisticated data and analytics, which provide deep insight into each interaction with a client’s customer.

Focus on HR Management to Deliver Superior Customer Experiences

We believe employee satisfaction is a key differentiator in maintaining and growing a high performance organization to deliver a superior customer experience compared to our competitors and clients’ in-house operations. We leverage our distinctive culture and values as well as our deep understanding of regional cultural intricacies to create a work environment that aligns client objectives with employee incentives and commitment. We believe well-trained, highly-committed customer specialists, who are rewarded for results, enhance performance in our clients’ CRM operations. In 2013, we were named one of the top 25 companies to work for according to Great Place to Work Institute’s ranking of the World’s Best Multinational Workplaces, putting us alongside companies such as Google, Microsoft and The Coca-Cola Company in terms of employee satisfaction. Furthermore, as of September 3, 2014, we have received the most country-level Great Place to Work prizes in the CRM BPO industry.

Highly Experienced and Motivated Management Team

We benefit from the significant experience and knowledge of our management team. We inherited experienced, motivated local talent, with many members of our senior management having played an instrumental role in growing and establishing us as a global leader in the years prior to the Acquisition. Most of our operational managers have worked with us for over ten years, which has allowed us to accumulate valuable operational experience and deep vertical expertise, while building and maintaining close relationships with our key clients. As part of our transition to a standalone company, we complemented our management team with a new Chief Financial Officer, Chief Technology Officer, Chief Commercial Officer and Chief Procurement Officer to build a truly world class management team. This team is fully committed to building upon our market leadership and driving our transformational growth.

OUR HISTORY AND CORPORATE STRUCTURE

The Atento business was founded in 1999 in Madrid, Spain. In 1999, we generated less than $50 million (at the average €/USD 1999 exchange rate) in revenue and operated fewer than 20,000 workstations and Telefónica accounted for nearly 90% of our total sales. Bain Capital acquired the Atento Group from Telefónica on December 12, 2012 pursuant to the terms of a purchase agreement (the “SPA”) dated as of October 11, 2012, among Atento Luxco 1 S.A. (“Atento Luxco”) and certain of its affiliates, and Telefónica. In 2013, we generated more than $2.3 billion in revenue and operated more than 81,000 workstations. For the six months ended June 30, 2014, Telefónica accounted for 46.7% of our revenue.

The Issuer was incorporated on March 5, 2014 as a Luxembourg public limited liability company (société anonyme). It is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Its registered office is located at 4 rue Lou Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg, telephone number +352 26 78 60 1.

Our principal executive offices are located at C/Quintanavides, N. 17—2 Planta, 28050 Las Tablas, Madrid, Spain. Our website can be found at www.atento.com. Information on, or accessible through, our website is not part of and is not incorporated by reference in this prospectus, and you should rely only on the information contained in this prospectus when making a decision as to whether to invest in our ordinary shares.

The Reorganization Transaction

The Issuer was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In connection with the issuance of the PIK Notes (see “Certain Relationships and Related Party Transactions—PIK Notes due 2020”), in April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

Prior to the completion of this offering, Topco will transfer its entire interest in the Issuer (being €31,000 of share capital) to PikCo, the consideration for which will be an allocation to PikCo’s Reserve Account equal to €31,000. PikCo will then contribute (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which will be an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs will be cancelled by Midco. PikCo will then transfer the remainder of its interest in Midco (being €12,500 of share capital) to the Issuer, in consideration for which the Issuer will issue two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Issuer’s share premium account. As a result of such transfer, Midco will become a direct subsidiary of the Issuer. In connection with this offering, the Issuer will also undertake a share split whereby the Issuer will issue approximately 2,219.35 shares for each share outstanding. We refer to the foregoing transactions collectively as the “Reorganization Transaction.”

In addition, in connection with this offering, Topco will redeem certain equity interests of members of our management in Topco. At the midpoint of the price range set forth on the cover page of this prospectus, this redemption will result in aggregate cash proceeds of $1.3 million to members of our management, and the maximum cash proceeds to any eligible individual will be approximately $0.3 million. Further, upon consummation of this offering we expect certain members of our management to receive (through their shared investment vehicle) in exchange for the redemption of their remaining equity interests in Topco pursuant to a redemption agreement, approximately 1,210,583 ordinary shares of the Issuer following the transfer thereof by PikCo to Topco.

Following completion of this offering, Topco, through its ownership of PikCo, will, directly or indirectly, beneficially own approximately 78% of the Company’s outstanding ordinary shares, or 75% if the underwriters’ option to purchase additional shares is fully exercised. Bain Capital will continue to control Topco and, as a result, will be able to have a significant influence on fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Ordinary Shares and this Offering—Control by Bain Capital could adversely affect our other shareholders.”

Corporate Structure

The following chart summarizes our corporate ownership structure immediately following the consummation of this offering. Note 3(t) to the Successor financial statements included elsewhere in this prospectus provides a complete listing of the subsidiaries of the Successor, including their name, country of incorporation or residence, and portion of ownership interest or voting power held, if applicable(1).

(1)	Figures in chart may not sum precisely due to rounding.

RISKS ASSOCIATED WITH OUR COMPANY

Investing in our ordinary shares involves a significant degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares. These risks include, among others:

•	The CRM BPO market is very competitive.

•	Telefónica, certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

•	A substantial portion of our revenue, operations and investments are located in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.

•	Any deterioration in global market and economic conditions and, in particular, in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.

•	Increases in employee benefits expenses as well as changes to labor laws could reduce our profit margins.

•	We are a Luxembourg public limited liability company (société anonyme) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

•	Control by Bain Capital could adversely affect our other shareholders.

•	Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

THE OFFERING

The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our ordinary shares, see “Description of Share Capital” in this prospectus.

Issuer	Atento S.A.

Ordinary Shares Offered:

By us	4,049,558 ordinary shares.

By the Selling Shareholder	10,575,442 ordinary shares.

Total	14,625,000 ordinary shares.

Option to Purchase Additional Shares	The selling shareholder has granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase from the selling shareholder up to an aggregate of 2,193,750 additional ordinary shares, respectively.

Ordinary Shares to be Outstanding After This Offering	72,849,558 ordinary shares (whether or not the underwriters exercise their option to purchase additional ordinary shares from the selling shareholder).

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions (including commissions payable in respect of the sale of ordinary shares by the selling shareholder, estimated at $11.9 million, or $14.4 million if the underwriters exercise their option to purchase 2,193,750 additional ordinary shares from the selling shareholder) and estimated offering expenses (including fees payable to Bain Capital Partners, LLC) payable by us, will be approximately $30.5 million (or $28.0 million if the underwriters exercise their option to purchase additional ordinary shares from the selling shareholder), assuming the ordinary shares are sold at $20.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus.

We estimate that net proceeds to the selling shareholder will be approximately $216.8 million, or $261.8 million if the underwriters exercise their option to purchase additional shares in full, assuming the ordinary shares are sold at $20.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. In addition to other fees payable to Bain Capital Partners, LLC in connection with the offering totaling $26.0 million (including a transaction fee of $3.0 million and termination fees of $23.0 million payable in connection with our agreements with Bain Capital Partners, LLC), we expect total net proceeds payable to Bain Capital Partners, LLC (including amounts payable by us and amounts expected to be distributed by the selling stockholder, after giving effect to the repurchase of PIK Notes) to be approximately $121 million (or $161.0 million if the underwriters exercise their option to purchase 2,193,750 additional ordinary shares from the selling shareholder). We will not receive any proceeds from the sale of ordinary shares by the selling shareholder. We expect that the selling shareholder will use $108 million of the net proceeds received by it (or $137.9 million if the underwriters exercise their option to purchase additional ordinary shares from the selling shareholder) to offer to repurchase a portion of the PIK Notes due 2020 issued by PikCo, as required by the terms of the indenture related to the PIK Notes. See “Certain Relationships and Related Party Transactions—PIK Notes due 2020.”

We intend to use the net proceeds to us from the sale of ordinary shares in this offering, together with cash on hand, to repay the entire outstanding amount due under our vendor loan note issued to an affiliate of Telefónica in connection with the Acquisition, of which $31.4 million (at the exchange rate prevailing as of June 30, 2014) remains outstanding as of June 30, 2014 (the “Vendor Loan Note”). We will use any remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds” and “Description of Certain Indebtedness.”

Dividend Policy	Although we expect to be well capitalized following the Reorganization Transaction prior to the completion of this offering and we have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the near-term by the indenture governing our existing 7.375% Senior Secured Notes due 2020 (the “Senior Secured Notes”), the BRL915 million non-convertible, secured debentures due 2019 (the “Brazilian Debentures”), the Vendor Loan Note and our Contingent Value Instruments (“CVIs”), and may be further restricted by the terms of any of our future debt or preferred securities. See “Description of Certain Indebtedness.” To the extent we are in a position under our debt documentation to pay cash dividends, we will endeavor to pay cash dividends to our shareholders. However, any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Lock-Up Agreements	We, our directors, executive officers, all of our existing shareholders, option holders and PikCo, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”

Listing	We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “ATTO.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of our ordinary shares to be issued and outstanding after this offering is based on 68,800,000 ordinary shares issued and outstanding as of September 3, 2014, giving effect to the approximately 2,219.35-for-1 share split to be effectuated prior to completion of this offering and excluding 7,300,000 ordinary shares reserved for future issuance under our share-based compensation plans.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $20.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	gives effect to the share split whereby the Issuer will issue approximately 2,219.35 for each 1 ordinary share outstanding as of September 3, 2014, to be effectuated prior to completion of this offering; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present summary consolidated historical financial information for the periods and as of the dates indicated and should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Information” and the financial statements included elsewhere in this prospectus.

Historically, we conducted our business through the Predecessor through November 30, 2012, and subsequent to the Acquisition, through the Successor, and therefore our historical financial statements present the results of operations of Predecessor and Successor, respectively. Prior to completion of this offering, we will implement the Reorganization Transaction pursuant to which the Successor will become a wholly-owned subsidiary of the Issuer, a newly-formed public company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating this offering, and which will not have conducted any operations prior to the completion of this offering. Following the Reorganization Transaction and this offering, our financial statements will present the consolidated results of operations of the Issuer. The consolidated financial statements of the Issuer will be substantially the same as the consolidated financial statements of the Successor prior to this offering, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction will be reflected retroactively in the Issuer’s earnings per share calculations. See “—The Reorganization Transaction.”

The following table sets forth summary historical financial data of the Atento Group. We prepare our financial statements in accordance with IFRS as issued by the IASB. As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and assumed liabilities at fair value. Our financial reporting periods presented in the table below are as follows:

•	Solely for purposes of the summary historical financial information in this section, the Predecessor period refers to the year ended December 31, 2011 and the period from January 1, 2012 through November 30, 2012 and reflects the combined carve-out results of operations of the Predecessor.

•	The Successor period reflects the consolidated results of operations of the Successor, which includes the effects of acquisition accounting for the one-month period from December 1, 2012 to December 31, 2012, for the year ended December 31, 2013 and for the six-month periods ended June 30, 2013 and 2014.

The summary combined carve-out historical financial information as of and for the year ended December 31, 2011, as of November 30, 2012 and for the period from January 1, 2012 to November 30, 2012 presented below were derived from the Predecessor financial statements included elsewhere in this prospectus.

The summary consolidated historical financial information as of December 31, 2012 and for the one-month period from December 1, 2012 to December 31, 2012 and as of and for the year ended December 31, 2013 presented below were derived from the Successor financial statements included elsewhere in this prospectus.

The summary consolidated historical financial information as of June 30, 2014 and for the six-months ended June 30, 2014 and 2013 presented below were derived from the Interim financial statements included elsewhere in this prospectus.

Historical results for any prior period are not necessarily indicative of results expected in any future period.

The unaudited Aggregated 2012 Financial Information set forth below is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012, to the corresponding data from the audited Successor financial statements for the one-month period from December 1, 2012 to December 31, 2012, appearing elsewhere in this prospectus, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for

illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

	Predecessor		Successor	Non-IFRS Aggregated			Successor			Successor			Change %	Change excluding FX %
					Change %	Change excluding FX %		Change %	Change excluding FX %
($ in millions other than share and per share data)	As of and for the year ended December 31, 2011	As of and for the period from Jan 1 – Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012 (unaudited)			As of and for the year ended December 31, 2013			For the six months ended June 30, 2013 (unaudited)	For the six months ended June 30, 2014 (unaudited)
Income statement data:
Revenue	2,417.3	2,125.9	190.9	2,316.8	(4.2)	6.7	2,341.1	1.0	7.5	1,167.1	1,153.6		(1.2)	9.5
Operating profit/(loss)	155.6	163.8	(42.4)	121.4	(22.0)	(10.3)	105.0	(13.5)	(1.2)	35.7	32.3		(9.5)	7.6
Profit/(loss) for the period	90.3	90.2	(56.6)	33.6	(62.8)	(47.0)	(4.0)	(111.9)	(90.8)	(23.1)	(24.3)		5.2	6.5
Profit/(loss) for the period from continuing operations	89.6	90.2	(56.6)	33.6	(62.5)	(46.5)	(4.0)	(111.9)	(90.8)	(23.1)	(24.3)		5.2	6.5
Profit/(loss) for the period attributable to equity holders	87.9	89.7	(56.6)	33.1	(62.3)	(46.0)	(4.0)	(112.1)	(90.6)	(23.1)	(24.3)		5.2	6.5
Earnings per share—basic and diluted(a)	n/a	n/a	(28.31)	n/a	n/a	n/a	(2.02)	n/a	n/a	(11.56)	(12.16)		n/a	n/a
Weighted average number of shares outstanding—basic and diluted	n/a	n/a	2,000,000	n/a	n/a	n/a	2,000,000	n/a	n/a	2,000,000	2,000,000		n/a	n/a
Balance sheet data:
Total assets	1,224.6	1,263.8	1,961.0	n/a	n/a	n/a	1,842.2	n/a	n/a	n/a	1,824.2		n/a	n/a
Total share capital	n/a	n/a	2.6	n/a	n/a	n/a	2.6	n/a	n/a	n/a	2.6		n/a	n/a
Invested equity/equity	631.2	670.1	(32.7)	n/a	n/a	n/a	(134.0)	n/a	n/a	n/a	(163.5	)(b)	n/a	n/a
Cash flow data:
Cash provided by/(used in) operating activities	116.6	163.6	(68.3)	95.3	n/a	n/a	99.6	n/a	n/a	34.2	65.9		n/a	n/a
Cash (used in) investing activities	(134.6)	(118.7)	(846.1)	(964.8)	n/a	n/a	(123.4)	n/a	n/a	(101.5)	(102.0)		n/a	n/a
Cash provided by/(used in) financing activities	27.0	(75.0)	1,109.6	1,034.6	n/a	n/a	31.2	n/a	n/a	40.8	1.2		n/a	n/a

(a)	After giving effect to the approximately 2,219.35-for-1 share split that will occur prior to the completion of this offering, the Issuer will have 68,800,000 ordinary shares, basic and diluted, outstanding immediately prior to completion of this offering. Based on this number of ordinary shares, our earnings per share, basic and diluted, would have been (0.82) for the period from December 1 to December 31, 2012, (0.06) for the year ended December 31, 2013, and (0.34) and (0.36) for the six months ended June 30, 2013 and 2014, respectively.
(b)	Since the Successor was created on December 1, 2012, as of December 31, 2012 and 2013, and as of June 30, 2014, the Atento Group presents negative equity primarily due to the effects of the Acquisition as a result of which equity has been negatively impacted by the costs incurred in connection with the Acquisition and by integration related costs associated with the change in ownership. Equity adjusted for the Reorganization Transaction including the capitalization of the PECs would be $457.2 million as of June 30, 2014. See “Capitalization” and Note 2 to the Interim financial statements included elsewhere in this prospectus.

	Predecessor		Successor	Non-IFRS Aggregated			Successor			Successor		Change %	Change excluding FX %
($ in millions)	As of and for the year ended December 31, 2011	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	Year ended December 31, 2012	Change %	Change excluding FX %	As of and for the year ended December 31, 2013	Change %	Change excluding FX %	For the six months ended June 30, 2013	For the six months ended June 30, 2014
Other financial data (unaudited):
EBITDA(1)	234.1	241.9	(34.9)	207.0	(11.6)	(0.1)	234.0	13.0	22.9	101.7	93.9	(7.7)	3.2
Adjusted EBITDA(1)	246.9	235.9	32.2	268.1	8.6	21.5	295.1	10.1	16.9	123.9	131.6	6.2	16.1
Adjusted Earnings / (Loss)(2)	97.5	86.2	(8.9)	77.3	n/a	n/a	85.2	n/a	n/a	11.0	24.3	n/a	n/a
Capital expenditures(3)	(141.6)	(76.9)	(28.4)	(105.3)	n/a	n/a	(103.0)	n/a	n/a	(28.7)	(40.6)	n/a	n/a
Net debt with third parties(4)	23.4	5.1	620.2	620.2	n/a	n/a	637.7	n/a	n/a	n/a	507.6	n/a	n/a

(1)	In considering the financial performance of the business and as a management tool in business decision making, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA, as defined above, are useful metrics for investors to understand our results of operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluating our underlying historical performance. We believe EBITDA facilitates operating performance comparisons between periods and among other companies in industries similar to ours because it removes the effect of variation in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)	In considering our financial performance, our management analyzes the performance measure of Adjusted Earnings/(Loss). Adjusted Earnings/(Loss) is defined as profit/(loss) for the period from continuing operations adjusted for Acquisition and integration related costs, amortization of Acquisition related intangible assets, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, PECs interest expense, other and tax effects. Adjusted Earnings/(Loss) is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings/(Loss) is our profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings/(Loss), as defined above, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

Management expects to use Adjusted Earnings/(Loss) to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings/(Loss) is defined to exclude items that are not related to our core results of operations. Adjusted Earnings/(Loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an adjusted earnings related performance measure when reporting their results.

Adjusted Earnings/(Loss) has limitations as an analytical tool. Adjusted Earnings/(Loss) is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings/(Loss) is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of our Adjusted Earnings/(Loss) to our profit/(loss) for the period from continuing operations.

(3)	We define capital expenditures as the sum of the additions to property, plant and equipment and intangible assets during the period presented.

(4)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total debt less cash, cash equivalents, short-term financial investments and non-current payables to Atento Group companies (which represent the PECs). The PECs are classified as our subordinated debt relating to our other present and future obligations, and they will be capitalized in connection with this offering. Net debt with third parties is not a measure defined by IFRS.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of Total debt to Net debt with third parties utilizing IFRS reported balances obtained from the audited financial statements included elsewhere in this prospectus. Total debt is the most directly comparable financial measure under IFRS for the periods presented.

RISK FACTORS

This offering and an investment in our ordinary shares involve a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

The CRM BPO market is very competitive.

Our industry is very competitive, and we expect competition to remain intense from a number of sources in the future. In 2013, the top three CRM BPO companies, including us, represented approximately 12% of the global CRM BPO solutions market, based on company filings, IDC and our estimates. We believe that the principal competitive factors in the markets in which we operate are service quality, price, the ability to add value to a client’s business and industry expertise. We face competition primarily from CRM BPO companies and IT services companies. In addition, the trend toward off-shore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these existing and future competitors may have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among CRM BPO competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Telefónica, certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica Group and a few other major client groups. For the years ended December 31, 2011, 2012 and 2013 and for the six months ended June 30, 2014, we generated 51.1%, 50.0%, 48.5% and 46.7%, respectively, of our revenue from the services provided to the Telefónica Group. Our contracts with Telefónica Group companies in Brazil and Spain comprised approximately 66.3% and 67.9%, respectively, of our revenue from the Telefónica Group for the year ended December 31, 2013 and for the six months ended June 30, 2014. Our 15 largest client groups (including the Telefónica Group) on a consolidated basis accounted for a total of 81.4% of our revenue for the six months ended June 30, 2014.

We are party to the MSA with Telefónica for the provision of certain CRM BPO services to Telefónica Group companies which governs the services agreements entered with the Telefónica Group companies. As of June 30, 2014, 38 companies within the Telefónica Group were a party to 162 arm’s-length contracts with us. While our service contracts with the Telefónica Group companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date. The MSA contemplates a right of termination prior to December 31, 2021 if a change of control of the Company occurs as a result of a sale to a Telefónica competitor. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica Group companies may be amended in a manner adverse to us or terminated early.

In addition, there can be no assurance that the volume of work to be performed by us for the various Telefónica Group companies will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive outsourcing provider for the Telefónica Group. As a consequence, our revenue or margins from the Telefónica Group may decrease in the future. A number of factors other than the price and quality of our work and the services we provide could result in the loss or reduction of business from Telefónica Group companies, and we cannot predict the timing or occurrence of any such event. For example, a Telefónica Group company may demand price reductions, increased quality standards, change its CRM BPO strategy, or under certain circumstances transfer some or all of the work and services we currently provide to Telefónica in-house.

The loss of a significant part of our revenue derived from these clients, in particular the Telefónica Group, as a result of the occurrence of one or more of the above events would have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial portion of our revenue, operations and investments are located in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.

For the year ended December 31, 2013, we derived 33.0% of our revenue from Americas and 51.5% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•	inconsistent regulations, licensing and legal requirements may increase our cost of operations as we endeavor to comply with myriad of laws that differ from one country to another in an unpredictable and adverse manner;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation and currency depreciation and fluctuation may require certain of our subsidiaries to undertake a mandatory recapitalization;

•	governments may expropriate or nationalize assets or increase their participation in companies;

•	governments may impose burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

Any deterioration in global market and economic conditions, especially in Latin America, and, in particular in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slow growth in most major economies continuing into 2014. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or economic downturn. A substantial portion of our clients are concentrated in the telecommunications and financial services industries which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2013, 51.7% of our revenue was derived from clients in the telecommunications industry. During the same period, clients in the financial services industry (including insurance) contributed 35.2% to our revenue. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, in particular in Brazil and Americas where, for the years ended December 31, 2011, 2012 and 2013, 83.6%, 83.7% and 84.5% of our revenue (in each case, before holding company level revenue and consolidation adjustments), respectively, was generated and in our key markets such as the telecommunications and financial services industries where, for the year ended December 31, 2013, 86.9% of our revenue was generated, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Increases in employee benefits expenses as well as changes to labor laws could reduce our profit margin.

Employee benefits expenses accounted for $1,701.9 million in 2011, $1,609.5 million in 2012 and $1,643.5 million in 2013, representing 70.4%, 69.5% and 70.2%, respectively, of our revenue in those periods.

Employee salaries and benefits expenses in many of the countries in which we operate, principally in Latin America, have increased during the periods presented in this prospectus as a result of economic growth, increased demand for CRM BPO services and increased competition for trained employees such as employees at our service delivery centers in Latin America. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Principal Income Statement Items—Total operating expenses.”

We will attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory, but we may not be successful in doing so. We may need to increase salaries more significantly and rapidly than in previous periods in an effort to remain competitive, which may have a material adverse effect on our cash flows, business, financial condition, results of operations, profit margins and prospects. In addition, we may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee benefits expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, most of the countries in which we operate have labor protection laws, including statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly Brazil, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are continued increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost-effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract and retain enough sufficiently trained employees at our service delivery centers to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the six months ended June 30, 2014, we experienced monthly turnover rates of 7.5% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us) requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate there is a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins.

In addition, our ability to maintain and renew existing engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our profitability will suffer if we are not able to maintain our pricing or control or adjust costs to the level of our activity.

Our profit margin, and therefore our profitability, is largely a function of our level of activity and the rates we are able to recover for our services. If we are unable to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes for volume of new clients to ramp up, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will grow at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues.

If our clients decide to enter or further expand their own CRM BPO businesses in the future or current trends towards providing CRM BPO services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

None of our current agreements with our clients prevents them from competing with us in our CRM BPO business and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to provide CRM BPO services similar to those we provide. Some clients conduct CRM BPO services for other parts of their own businesses and for third parties. Any decision by our key clients to enter into or further expand their CRM BPO business activities in the future could cause us to lose valuable clients and suppliers and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, we have based our strategy of future growth on certain assumptions regarding our industry, legal framework, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities. Current or prospective clients may elect to perform such services in-house to avoid negative perceptions that may be associated with using an off-shore provider. Political opposition to CRM BPO or outsourcing activities may also arise in certain countries if there is a perception that CRM BPO or outsourcing activities has a negative effect on employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in Brazil. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

The consolidation of the potential users of CRM BPO services may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of CRM BPO services may decrease the number of clients who contract our services. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation would result in reduced net revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from one quarter to the next due to various factors including seasonality.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as: client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations or the onset of certain parts of the year, such as the summer vacation period in our geographically diverse markets and the year-end holiday season in Latin America, the business decisions of our clients regarding the use of our services, start-up costs, delays or difficulties in expanding our operational facilities and infrastructure, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients.

We typically generate less revenue in the first quarter of the year than in the second quarter as our clients generally spend less after the year-end holiday season. We have also found that our revenue increases in the last quarter of the year, particularly in November and December when our business benefits from the increased activity of our clients and their customers, who generally spend more money and are otherwise more active during the year-end holiday season. These seasonal effects also cause differences in revenue and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

In addition, the sales cycle for our services, typically from six to 12 months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements. Also, we recognize revenue only upon actual provision of the contracted services and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in building our infrastructure.

These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays.

Our key clients have significant leverage over our business relationships, upon which we are dependent.

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our fifteen largest client groups (including Telefónica Group companies) for the six months ended June 30, 2014 represented 81.4% of our revenue. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups for the six months ended June 30, 2014 represented in aggregate 35.1% of our revenue. In addition, a contract termination or significant reduction in the services contracted to us by a major client could result in a higher than expected number of unassigned employees, which would increase our employee benefits expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We may expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Our success depends on our key employees.

Our success depends on the continued service and performance of our executive officers and other key personnel in each of our business units, including our structure personnel. There is competition for experienced senior management and personnel with expertise in the CRM BPO industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. Although we have entered into employment contracts with our executive officers, it may not be possible to require specific performance under a contract for personal services and in any event these agreements do not ensure the continued service of these executive officers. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 78% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

We have a long selling cycle for our CRM BPO services that requires significant funds and management resources, and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our CRM BPO services, which requires significant investment of capital, resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes.

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying further the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have a material adverse effect on our business, financial condition, results of operations and prospects. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

We may have difficulty controlling our growth and updating our internal operational and financial systems.

Since our founding in 1999, and particularly from 2004, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 73,249 as of December 31, 2011, to 75,682 as of December 31, 2012 and 79,197 as of December 31, 2013. As of June 30, 2014, we had 81,625 workstations. The average number of employees (excluding internships) increased from 147,042 for the year ended December 31, 2011 to 150,248 for the year ended December 31, 2012 to 155,832 for the year ended December 31, 2013. For the six months ended June 30, 2014, the average number of employees (excluding internships) was 153,641.

This rapid growth places significant demands on our management and financial and operational resources. In order to manage growth effectively, we must recruit new employees and implement and improve operational systems, procedures and internal controls on a timely basis. In addition, we need to update our existing internal accounting, financial and cost control systems to ensure that we can access all necessary financial information in line with the increasing demands of our business. If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any inability to control such growth or update our systems could materially adversely affect our business, financial condition, results of operations and prospects.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

The CRM BPO industry is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our services and the hiring and training of employees, such expenses being historically incurred before revenue is generated.

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the years ended December 31, 2011, 2012 and 2013, our average days sales outstanding (“DSO”) was approximately 69 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica must satisfy its payment obligations to us was extended. Our working capital was $309.0 million and $385.9 million as of December 31, 2012 and December 31, 2013, respectively. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2013, 98.0% of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian real, the Mexican peso, the Chilean peso and the Argentinean peso). Both Brazil and Mexico have experienced inflation and volatility in the past and some Latin American countries have recently been classified as hyperinflationary economies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. Conversely, where we provide off-shore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2011, 2012 and 2013, these fluctuations had a significant effect on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations—Impact of Foreign Currency Translation.”

In addition, future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency may trigger inflationary increases. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, financial condition, results of operations and prospects.

For the year ended December 31, 2013 and the six months ended June 30, 2014, revenue from our operations in Brazil accounted for 51.5% and 51.9% of our total revenue, respectively, EBITDA accounted for 51.9% and 91.4% of our total EBITDA, respectively, and Adjusted EBITDA accounted for 52.6% and 56.0% of our total Adjusted EBITDA, respectively, (in each case, before holding company level revenue and, expenses and consolidation adjustments).

Historically, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have in the past often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and prospects may be adversely affected by changes in policies or regulations, or by other factors such as:

•	devaluations and other currency fluctuations;

•	inflation rates;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);

•	monetary policy;

•	minimum wage policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

In addition, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and that could consequently affect our business, financial condition and results of operations. We cannot predict what policies may be implemented by the Brazilian federal or state governments and whether these policies will negatively affect our business, financial condition, results of operations and prospects.

The Brazilian government regularly implements changes to tax regimes that may increase our and our clients’ tax burdens. These changes include modifications in the rate of assessments, non-renewal of existing tax relief, such as the Plano Brasil Maior which is expected to expire by the end of 2014 and, on occasion, enactment of temporary taxes the proceeds of which are earmarked for designated governmental purposes. Because we derive a significant portion of our revenues, EBITDA and Adjusted EBITDA from our operations in Brazil, if the Plano Brasil Maior is not extended or not made permanent, it would have a significant negative impact on our total costs. Our inability to pass through such increase in costs to our customers will materially and adversely affect our results of operations. Furthermore, increases in our overall tax burden could negatively affect our overall financial performance and profitability.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

In the past, Brazil’s economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of persons or entities, Brazilian or foreign, to convert Brazilian currency into any foreign currency. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to other currencies to meet our financial obligations and our ability to pay dividends out of our Brazilian activities.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil, which could adversely affect our business, financial condition, results of operation and prospects.

Adverse decisions of the Superior Labor Court or other labor authorities in Brazil with respect to the legality of outsourcing of certain activities that we provide could have a material adverse impact on our business, financial condition, results of operations and prospects.

There is no legislation in Brazil regulating outsourcing activities. The judicial system has been considering this issue in light of the precedent “Súmula No. 331” of Brazil’s Superior Labor Court (Tribunal Superior do Trabalho), or “TST,” which prohibits outsourcing of core business activities. TST has been issuing decisions that stipulated that call center activities are core to a telecommunications company’s business and cannot be outsourced. In conflict with this opinion, the Brazilian Telecommunications General Act (Lei Geral de Telecomunicação), or the “Act,” explicitly allows the outsourcing of certain activities by telecommunications companies. Several telecommunications companies in Brazil have filed appeals with the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or “STF,” arguing that TST decisions are inconsistent with the provisions of the Act. At issue in certain of these cases is also whether the Act is constitutional. Recently, the STF confirmed that it has jurisdiction to consider arguments regarding the legality of service outsourcing in Brazil and, therefore, that it will hear the merit of the claim. The decision of the STF will be a binding precedent that must be adhered to by lower courts, including TST. We cannot predict when any such decision would be issued nor what the final outcome of such cases will be. In addition, there is currently a bill under consideration at the Brazilian Congress to pass a law that would permit and regulate the outsourcing business in Brazil generally. We cannot assure you that such bill will eventually be approved and become law in Brazil or that, if approved, will not be less favorable to our operations.

It is possible that our clients in other industries could be subject to future similar adverse decisions of Brazilian labor courts relating to the interpretation of Súmula 331 and the legality of outsourcing activities. Further adverse decisions of these courts, whether in the telecommunications industry or other industries, with respect to the scope of activities that are permitted to be outsourced, or an adverse decision by the Brazilian Federal Supreme Court in any of the appeals described above, may inhibit or prevent our existing and potential new clients from outsourcing activities. In addition, our service contracts generally require us to indemnify our clients for certain labor-related claims against them by our employees and consequently, future adverse decisions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Argentina has undergone significant political, social and economic instability in the past several years, and if such instability continues or worsens, our Argentine operations could be materially adversely affected.

In 2013 our operations in Argentina accounted for 8.5% of our revenue and 7.6% of our EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. Over the past several years, the Argentine economy has experienced a severe recession, as well as a political and social crisis, and the abandonment of the U.S. dollar/Argentine peso parity in January 2002 that led to the significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, continued the depreciation of the Argentine peso may have a negative impact on our Argentine business. For example, in 2013, the Argentine peso depreciated approximately 25% against the U.S. dollar.

Since the abandonment of the U.S. dollar/Argentine peso parity, the Argentine government has implemented measures attempting to address its effects, regain access to financial markets, restore liquidity to the financial system, reduce unemployment and stimulate the economy. Although general political, economic and social conditions in Argentina have improved since 2003, significant uncertainties remain regarding the country’s economic and political future. There have been a number of negative economic and political developments since 2008 that have increased the level of uncertainty. The country has been experiencing high inflation in recent years and there can be no assurance that Argentina will not experience another recession, higher inflation, devaluation, unemployment and social unrest in the future. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls and currency exchange rates have had and may continue to have a material adverse effect on private sector entities, including our Argentine operations. In addition, the country’s sovereign debt crisis continues to unfold and the outcome thereof, including related litigation between Argentina and certain of its debtholders, remains uncertain.

Restrictions on Transfer of Funds. Under current foreign exchange regulations, there are restrictions on the transfer of funds into and from Argentina. In October 2011, the Argentine government introduced additional restrictions in connection with the transfer of funds. These measures oblige oil, gas and mining companies to repatriate 100% of their foreign currency earnings; insurance companies to sell all their foreign assets and repatriate the proceeds, and require official approval to buy U.S. dollars, which approval is contingent on previous tax declarations proving the necessary income. There can be no assurance that the Argentine government will not impose new restrictions on the transfer of funds from Argentina. Transfers of U.S. dollars out of Argentina are subject to prior government approval and are therefore subject to the political and fiscal situation at the time such transfer request is made. The possibility that the government further restricts, either directly or indirectly, the transfer of dividends from local companies to their foreign shareholders should not be ruled out. If we are unable to repatriate funds from Argentina for whatever reason, we will not be able to use the cash flow from our Argentine operations to finance our operating requirements elsewhere or to satisfy our debt obligations.

In addition, there are restrictions on the transfer of funds into Argentina. Specifically, there are minimum repayment terms and a mandatory one year deposit requirement for funds transferred into Argentina in connection with indebtedness owed to non-Argentine residents, certain portfolio investments made by non-Argentine residents and the repatriation of funds by Argentine residents exceeding $2.0 million per month. Certain transactions are exempt from the mandatory one year deposit requirement, including foreign loans to finance imports and exports, loans to the non-financial sector with an average term of at least two years (including principal and interest payments) if such funds are used exclusively for investments in non-financial assets, direct investments from non-residents and financing obtained to repay foreign financial debt when the proceeds of the loan are used to repay such foreign debt, in compliance with their corporate purpose, by multilateral and bilateral credit institutions and official credit agencies. There can be no assurance that these restrictions will not affect our ability to finance our operations in Argentina.

We may seek to acquire suitable companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

While we have grown almost exclusively organically, we may in the future pursue transactions, including acquisitions of complementary businesses, to expand our product offerings and geographic presence as part of our business strategy. These transactions could be material to our financial condition and results of operations. We may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from Acquisition related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or in increased borrowing costs and interest expense in the future. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations and may not obtain the profitability we expect from such acquisitions. Any such risks related to future acquisitions could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to provide our services depends in part upon the quality and reliability of the facilities, machinery and equipment provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.

The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends upon the proper functioning of facilities, machinery and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control.

We also depend on the communication services provided by local communication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology could not deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help to sell to their end customers. If the services and products we provide to our clients experience technical difficulties, we may have a harder time selling these services and products to other clients, which may have an adverse effect on our business, financial condition, results of operations and prospects.

Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services which we rely on from third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry in which we operate is subject to the periodic introduction of new technology which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations from industry leading providers of such technology and to apply these technological innovations to our business. See “Business—Technology and Operations.” If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current products and services may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any increases in the cost of telecommunications services and products provided by third parties, including telecommunications equipment, software, IT products and related IT services and call center workstations have a direct effect on our operating costs. The cost of telecommunications services is subject to a number of factors, including changes in regulations and the telecommunications market as well as competitive factors, for example, the concentration and bargaining power of technology and telecommunications suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our services do not comply with the quality standards required by our clients or we are in breach of our obligations under our agreements with our clients, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s inquiries. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and their customers. Failure to consistently meet service requirements of a customer or errors made by our employees in the course of delivering services to customers could disrupt our client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, would result in lower payments to us. We also enter into variable pricing arrangements with certain clients and the quality of services provided may be a component of the calculation of the total amounts received from such clients under these arrangements.

In addition, in connection with our service contracts, certain representations may be made, including representations relating to the quality of our services, the ability of our associates and our project management techniques. A failure or inability to meet these requirements or a breach of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business operations are subject to various regulations and the amendment of these regulations or enactment of new regulations could require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties in the case of non-compliance with such regulations.

Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations, including but not limited to, data protection laws and consumer laws, as well as trade restrictions and sanctions, tariffs, taxation, data privacy and labor relations.

Under data protection laws, we are typically required to manage, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our client contracts, we represent that we will keep such information strictly confidential. Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations. We also believe that we will be subject to additional laws and regulations in the future that may be stricter than those currently in force to protect consumers and end users. We seek to implement measures to protect sensitive and confidential customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential customer data, we could be subject to significant fines for breaching privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims.

In addition, our business operations may be impacted if current regulations are made stricter or more broadly applied or if new regulations are adopted. Violations of these regulations could impact our reputation and result in financial liability, criminal prosecution, unfavorable publicity, restrictions on our ability to process information and breach of our contractual commitments. Any broadening of current regulations or the introduction of new regulations may require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties. Any such violations or changes in regulations could, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients’ businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we currently have property damage insurance in force, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused from such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services, even if due to events beyond our control could also entitle our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in the United States and numerous other foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver services may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our services. Such an assertion could affect the size and scope of the services requested by such clients in the future.

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. As the complexity of information infrastructure continuous to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information. We are also subject to numerous laws and regulations designed to protect this information. Laws and regulations that impact our business are increasing in complexity, change frequently, and at times conflict among the various jurisdictions where we do business.

In addition, many of our service agreements with our clients do not include any limitation on our liability to clients with respect to breaches of our obligation to keep the information we receive confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, gains unauthorized access or penetrates our network security or otherwise mismanages or misappropriates sensitive data or violates our established data and information security controls, we could be subject to significant liability to our clients or their customers for breaching contractual confidentiality provisions or privacy laws, including legal proceedings, monitory damages, significant remediation costs and regulatory enforcement actions. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our results of operations could be adversely affected if we are unable to maintain effective internal controls.

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision—making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost effective control system, misstatements due to error or fraud may occur and may not always be prevented or timely detected. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are a party to a number of labor disputes resulting from our operations in Brazil.

As of June 30, 2014, Atento Brasil S.A. (“Atento Brazil”) was party to approximately 9,738 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions. The estimated amount involved in these claims total $124.1 million of which $75.5 million have been classified as probable, $42.6 million classified as possible and $6.0 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. In connection with such disputes, Atento Brazil and its affiliates have, in accordance with local laws, deposited $49.3 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). In addition, considering the levels of litigation in Brazil and our historical experience with these types of claims, as of June 30, 2014, we have recognized $75.5 million of provisions ($71.9 million as of December 31, 2013 and $71.8 million as of December 31, 2012). We are also a party to various labor disputes and potential disputes in other jurisdictions in which we operate, including Argentina and Mexico. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Business—Legal Proceedings.”

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of June 30, 2014, we had total indebtedness of $1,366.0 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;

•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

•	limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.

During 2013, our cash flow used for debt service totaled $312.8 million, which includes voluntary prepayments of our Brazilian Debentures of $48.8 million, reductions of $200.7 million in principal of our debt outstanding that resulted from refinancing of debt, and interest payments of $63.3 million. Also during 2013, our net cash flows from operating activities totaled $99.6 million, which includes interest paid of $63.3 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $162.9 million. Cash flow used to service our debt represented 192.0% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and the reduction in principal outstanding mentioned above, cash flow used for debt service would have represented 38.9% of the net cash flows from operating activities (before giving effect to the payment of interest).

For the six months ended June 30, 2014, our cash flow used for debt service totaled $172.3 million, which includes voluntary prepayments of our Brazilian Debentures of $36.0 million, voluntary prepayments of our Vendor Loan Note of $87.9 million, and interest payments of $48.3 million. Also, during the six months ended June 30, 2014, our net cash flows from operating activities totaled $65.9 million, which includes interest paid of $48.3 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $114.2 million. Cash flow used to service our debt represented 150.9% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and Vendor Loan Note mentioned above, cash flow used for debt service would have represented 42.3%.

In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans.

Risks Related to Investment in a Luxembourg Company

We are a Luxembourg public limited liability company (société anonyme) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the Company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law designated by the Luxembourg conflict of law rules (although one first instance decision rendered in Luxembourg—which had not been appealed—no longer applies this condition);

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, there was no violation of the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural rules; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Our directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any losses or liabilities, claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to limited exceptions. To the extent allowed by law, the rights and obligations among us and any of our current or former directors and officers will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as directors or officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of association and by the laws governing public limited liability companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See “Comparison of Shareholder Rights” for a discussion of differences between Luxembourg and Delaware corporate law.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), existing shareholders are generally entitled to pre-emptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, prior to the completion of this offering, our articles of association will provide that pre-emptive subscription rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting in the Luxembourg Legal Gazette approving an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication is expected to occur prior to completion of this offering. The general meeting of our shareholders may renew, expand or amend such authorization. “Description of Share Capital—Pre-Emptive Rights.”

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, amount other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Risks Related to Our Ordinary Shares and this Offering

Control by Bain Capital could adversely affect our other shareholders.

When this offering is completed, Bain Capital will control Topco and Topco, will, through its ownership of PikCo, own, directly or indirectly, approximately 78.3% of our ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares in this offering. As a result, Bain Capital will have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

In addition, because we are a foreign private issuer, we will not be subject to the independence requirements of the New York Stock Exchange that require that our board of directors be comprised of a majority of independent directors, that we have a compensation committee comprised solely of independent directors and that we have a nominating and governance committee comprised solely of independent directors.

This concentrated control by Bain Capital will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares.

The New York Stock Exchange listing rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements within the permitted phase-in periods, we are permitted to follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the New York Stock Exchange listing rules, or they may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with New York Stock Exchange listing rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the New York Stock Exchange listing rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company could, in the future, be more limited than if we were subject to the New York Stock Exchange listing rules.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our shares being less attractive to investors.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Based on the anticipated market price of our ordinary shares in this offering and expected price of our ordinary shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—Material United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Material Tax Considerations—Material United States Federal Income Tax Considerations—Potential Application of Passive Foreign Investment Company Provisions.”

There has been no prior public market for our ordinary shares, and an active trading market may not develop or be sustained.

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the extent to which a trading market for our ordinary shares will develop or how liquid that market might become. An active trading market for our ordinary shares may never develop or may not be sustained, which could adversely affect your ability to sell your ordinary shares and the market price of your ordinary shares. Also, if you purchase ordinary shares in this offering, you will pay a price that was not established in public trading markets. The initial public offering price for the ordinary shares will be determined by negotiations between us, the selling shareholder and the underwriters and does not purport to be indicative of prices at which our ordinary shares will trade upon completion of this offering. Consequently, you may not be able to sell your ordinary shares above the initial public offering price and may suffer a loss on your investment.

The market price of our ordinary shares may be volatile and may trade at prices below the initial public offering price.

The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our ordinary shares is likely to be similarly volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	announcement of technological innovations by us or our competitors;

•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	changes in general market and economic conditions;

•	changes or trends in our industry;

•	investors’ perception of our prospects; and

•	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

A total of 58.2 million or 79.9% of our total outstanding ordinary shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of ordinary shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our ordinary shares.

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market after this offering, and the perception that these sales could occur may also depress the market price of our ordinary shares. We will have 72.8 million ordinary shares outstanding after this offering. Of these shares, 14.6 million ordinary shares sold in this offering will be freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

PikCo, our primary shareholder as of September 3, 2014, after giving effect to the Reorganization Transaction, has agreed with the underwriters, subject to a number of exceptions, not to dispose of or hedge any of their ordinary shares during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the representatives of the underwriters in this offering. After the expiration of the 180-day restricted period, these ordinary shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of ordinary shares held by affiliates, compliance with the volume restrictions of Rule 144. See “Shares Eligible for Future Sale.”

Upon completion of this offering, PikCo will be entitled, under contracts providing for registration rights, to require us to register our ordinary shares owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares will be available for immediate resale in the United States in the open market.

Sales of our ordinary shares as restrictions expire or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur, also could cause the market price for our ordinary shares to fall and make it more difficult for you to sell our ordinary shares.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their ordinary shares.

The initial public offering price of our ordinary shares in this offering is considerably higher than the net tangible book value per ordinary share. Purchasers in this offering will suffer immediate dilution of $21.14 per ordinary share of pro forma net tangible book value, based on the sale of ordinary shares to be sold in this offering at an assumed initial public offering price of $20.50 per ordinary share (the mid-point of the price range set forth on the cover of this prospectus). See “Dilution.”

After the completion of this offering, we may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur.

Though we currently intend to pay dividends after the completion of this offering, any such determination to pay dividends will be at the discretion of our board of directors. The payment of cash distributions on ordinary shares is restricted under the terms of our Senior Secured Notes, Brazilian Debentures, the Vendor Loan Note and our CVIs. In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Senior Secured Notes, Brazilian Debentures, the Vendor Loan Note and our CVIs. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we have profits available and distributable reserves. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The market price of our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our ordinary shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our Company downgrade our ordinary shares or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline.

Future equity issuances may dilute the holdings of ordinary shareholders and could materially affect the market price of our ordinary shares.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per ordinary share and net asset value per ordinary share. Future sales of substantial amounts of our ordinary shares in the public market, whether by us or by our existing shareholders, or the perception that sales could occur, may adversely affect the market price of our shares, which could decline significantly.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing in recent years. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, the market price of our ordinary shares could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 20-F for the year ending December 31, 2015, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, the price of our shares could decline.

The market price of our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our shares or if our operating results or prospects do not meet their expectations, the market price of our shares could decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including but not limited to:

•	the competitiveness of the CRM BPO market;

•	the loss of one or more of our major clients, a small number of which account for a significant portion of our revenue, in particular Telefónica;

•	risks associated with operating in Latin America, where a significant proportion of our revenue is derived and where a large number of our employees are based;

•	our clients deciding to enter or further expand their own CRM BPO businesses in the future;

•	any deterioration in global markets and general economic conditions, in particular in Latin America and in the telecommunications and the financial services industries from which we derive most of our revenue;

•	increases in employee benefits expenses, changes to labor laws and labor relations;

•	failure to attract and retain enough sufficiently trained employees at our service delivery centers to support our operations;

•	inability to maintain our pricing and level of activity and control our costs;

•	consolidation of potential users of CRM BPO services;

•	the reversal of current trends towards CRM BPO solutions;

•	fluctuations of our operating results from one quarter to the next due to various factors including seasonality;

•	the significant leverage our clients have over our business relationships;

•	the departure of key personnel or challenges with respect to labor relations;

•	the long selling and implementation cycle for CRM BPO services;

•	difficulty controlling our growth and updating our internal operational and financial systems as a result of our increased size;

•	an inability to fund our working capital requirements and new investments;

•	fluctuations in, or devaluation of, the local currencies in the countries in which we operate against our reporting currency, the euro;

•	current political and economic volatility, particularly in Brazil, Mexico, Argentina and Europe;

•	our ability to acquire and integrate companies that complement our business;

•	the quality and reliability of the technology provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients;

•	our ability to invest in and implement new technologies;

•	disruptions or interruptions in our client relationships;

•	actions of the Brazilian, EU, Spanish, Argentinian, Mexican and other governments and their respective regulatory agencies, including adverse competition law rulings and the introduction of new regulations that could require us to make additional expenditures;

•	damage or disruptions to our key technology systems or the quality and reliability of the technology provided by technology telecommunications providers;

•	an increase in the cost of telecommunications services and other services on which we and our industry rely;

•	an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through our networks;

•	the effect of labor disputes on our business; and

•	other risk factors listed in the section of this prospectus entitled “Risk Factors.”

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $20.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) that we will receive net proceeds from this offering, after deducting underwriting discounts and commissions (including commissions payable in respect of the sale of ordinary shares by the selling shareholder, estimated at $11.9 million, or $14.4 million if the underwriters exercise their option to purchase 2,193,750 additional ordinary shares from the selling shareholder) and estimated offering expenses (including fees payable to Bain Capital Partners, LLC) payable by us, of approximately $30.5 million (or $28.0 million if the underwriters exercise their option to purchase additional ordinary shares from the selling shareholder). We will not receive any proceeds from the sale of our ordinary shares by the selling shareholder, including any ordinary shares sold by the selling shareholder in connection with the exercise of the underwriters’ option to purchase additional ordinary shares.

We intend to use the net proceeds to us from the sale of ordinary shares in this offering, together with cash on hand, to repay the entire $31.4 million (at the exchange rate prevailing as of June 30, 2014) outstanding amount due under our Vendor Loan Note as of June 30, 2014 and to pay fees and expenses incurred in connection with this offering. We will use any remaining net proceeds from this offering for general corporate purposes. We expect that the selling shareholder will use $108 million of the net proceeds received by it in this offering to repay a portion of its outstanding PIK Notes due 2020. See “Certain Relationships and Related Party Transactions—PIK Notes due 2020.”

A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds we receive from this offering by approximately $3.2 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

Although we expect to be well capitalized following the Reorganization Transaction prior to the completion of this offering and we have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the near-term by the indenture governing our Senior Secured Notes, the Brazilian Debentures, the Vendor Loan Note and our CVIs, and may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.”

Pursuant to our articles of incorporation, our board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. The amount to be distributed by the board of directors may not exceed the total profits made since the end of the last financial year for which the accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of Luxembourg law or of our articles of incorporation. Notwithstanding the foregoing, dividends may also be declared by a simple majority vote of our shareholders at an annual general shareholders meeting, typically but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock grant pari passu rights with respect to the payment of dividends. Any future determination to pay dividends will be subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014, on:

•	an actual basis;

•	an actual basis, as adjusted to give effect to the Reorganization Transaction prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to this offering and the use of proceeds hereof.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Predecessor financial statements and the Successor financial statements included elsewhere in this prospectus.

	As of June 30, 2014
	Actual	As Adjusted(1)	Pro Forma(2)
($ in millions)
Cash and cash equivalents	$178.2	$178.2	$178.2
Short term financial investments	59.5	59.5	59.5
Debt:
7.375% Senior Secured Notes due 2020(3)	299.6	299.6	299.6
Brazilian Debentures(4)	330.6	330.6	330.6
Vendor Loan Note(5)	31.4	31.4	—	(9)
Contingent Value Instruments(6)	36.4	36.4	36.4
Revolving Credit Facility(7)	—	—	—
Preferred Equity Certificates	620.7	—	—
Finance lease payables	9.9	9.9	9.9
Other borrowings	37.4	37.4	37.4
Total debt(8)	1,366.0	745.3	713.9
Total equity	(163.5)	457.2	488.6
Total capitalization	$1,202.5	$1,202.5	$1,202.5

(1)	This column represents the total capitalization as adjusted to give effect to the Reorganization Transaction, which will occur prior to the completion of this offering. See “Prospectus Summary—Our History and Corporate Structure—The Reorganization Transaction.”
(2)	A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds from this offering available to us and correspondingly increase or decrease the amount of additional paid-in capital, total equity and total capitalization by approximately $3.2 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds.”
(3)	Represents the principal amount of $300 million minus $9.7 million of capitalized transaction costs plus $9.3 million of accrued interest. It does not include the fair value of derivative financial liabilities related to the Senior Secured Notes, which was $19.5 million as of June 30, 2014.
(4)	Represents the principal amount of BRL 915 million minus net capitalized transaction costs of BRL 11.0 million, minus early prepayments of BRL 177.4 million, plus accrued interest of BRL 1.6 million, which results in an outstanding amount of BRL 728.2 million as of June 30, 2014, at an exchange rate of BRL 2.2025 to $1.00. As of September 3, 2014, the exchange rate was BRL 2.23 to $1.00.
(5)	Represents the €110.0 million outstanding aggregate principal amount of the Vendor Loan Note, minus early prepayments of €61.6 million, a non-cash reduction of €25.4 million, plus accrued interest of

€0.1 million, which results in an outstanding amount of €23.0 million as of June 30, 2014 at the exchange rate of €0.7322 to $1.00. As of September 3, 2014, the exchange rate was €0.76 to $1.00.
(6)	Represents the fair value registered amount of ARS 666.8 million of the CVIs, at the exchange rate of ARS 8.1538 to $1.00. As of September 3, 2014, the exchange rate was ARS 8.41 to $1.00.
(7)	As of June 30, 2014, we had no amounts outstanding on the Revolving Credit Facility.
(8)	Total debt includes $47.3 million of current borrowings ($36.8 million of debt due to BNDES, $0.6 million of other bank borrowings and $9.9 million of finance lease payables).
(9)	The expected principal balance (including accrued interest) due in respect of the Vendor Loan Note is approximately $30.5 million due to depreciation of the euro versus the U.S. dollar since June 30, 2014 to September 3, 2014.

DILUTION

Our net tangible book value as of June 30, 2014, before giving effect to the sale by us of 4,049,558 ordinary shares offered in this offering, was approximately $(78) million, or approximately $(1.13) per ordinary share. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding at September 3, 2014, after giving effect to the approximately 2,219.35-for-1 share split in connection with this offering prior to the sale by us of 4,049,558 ordinary shares offered in this offering. Dilution in net tangible book value per ordinary share represents the difference between the amount per ordinary share paid by investors in this offering and the pro forma net tangible book value per ordinary share outstanding immediately after this offering.

After giving effect to the sale of 4,049,558 ordinary shares by us in this offering, based upon an assumed initial public offering price of $20.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma net tangible book value as of June 30, 2014 would have been approximately $(46) million, or $(0.64) per ordinary share. This represents an immediate increase in net tangible book value of $0.49 per ordinary share, to existing shareholders and immediate dilution of $21.14 per ordinary share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution in net tangible book value per ordinary share to new investors:

Assumed initial public offering price per ordinary share	$20.50
Net tangible book value per ordinary share as of June 30, 2014	$(1.13)
Increase in pro forma net tangible book value per ordinary share attributable to this offering	$0.49
Pro forma net tangible book value per ordinary share as of June 30, 2014 (after giving effect to this offering)	$(0.64)
Dilution per ordinary share to new investors(1)	$21.14

(1)	Dilution is determined by subtracting pro forma net tangible book value per ordinary share after giving effect to this offering from the assumed initial public offering price paid by a new investor. The per share figures in this Dilution section are based upon the outstanding ordinary shares of the Issuer, as described herein, and the financial information of Midco. See “Presentation of Financial Information—Reorganization Transaction.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $3.2 million, or $0.04 per ordinary share, and the dilution in net tangible book value per share to investors in this offering by $0.96 per ordinary share, assuming, in each case, that the number of ordinary shares offered by us and the selling shareholder, as set forth on the cover page of this prospectus, remain the same. See also, “Use of Proceeds.” The as adjusted information is illustrative only and, following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of September 3, 2014, after giving effect to the 2,219.35-to-1 share split, on a pro forma basis, the number of ordinary shares purchased from us, the aggregate cash consideration paid to us and the average price per ordinary share paid to us by existing shareholders and to be paid by new investors purchasing ordinary shares issued by us in this offering. The table assumes an initial public offering price of $20.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing shareholders	68,800,000	94%	$472,157,340	85%	$6.86
New investors	4,049,558	6%	$83,015,939	15%	$20.50
Total	72,849,558	100%	$555,173,279	100%	$7.62

A $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per ordinary share would increase (decrease) the total consideration paid by investors participating in this offering by $4.0 million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by 5%, assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the presentation in the table directly above assumes no exercise of any outstanding options and no sale of 10,575,442 ordinary shares by the selling shareholder. The sale of 10,575,442 ordinary shares to be sold by the selling shareholder in this offering will reduce the number of shares held by existing shareholders to 58,224,558, or 80% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 14,625,000, or 20% of the total shares expected to be outstanding following this offering. In addition, if the underwriters’ option to purchase additional shares from the selling shareholder is exercised in full, the number of ordinary shares held by existing shareholders will be further reduced to 56,030,808, or 77% of the total number of ordinary shares to be outstanding upon the closing of this offering, and the number of ordinary shares held by investors participating in this offering will be further increased to 16,818,750 ordinary shares or 23% of the total number of ordinary shares to be outstanding upon the closing of this offering.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

Historically, we conducted our business through the Predecessor through November 30, 2012, and subsequent to the Acquisition, through the Successor, and therefore our historical financial statements present the results of operations of Predecessor and Successor, respectively. Prior to completion of this offering we will implement the Reorganization Transaction pursuant to which the Successor will become a wholly-owned subsidiary of the Issuer, a newly-formed public limited liability holding company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the offering contemplated hereby, and which will not have conducted any operations prior to the completion of this offering. Following the Reorganization Transaction and this offering, our financial statements will present the results of operations of the Issuer. The consolidated financial statements of the Issuer will be substantially the same as the consolidated financial statements of the Successor prior to this offering, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction will be reflected retroactively in the Issuer’s earnings per share calculations. See “Prospectus Summary—Our History and Corporate Structure—The Reorganization Transaction.”

The following table sets forth selected historical financial data of the Atento Group. We prepare our financial statements in accordance with IFRS as issued by the IASB. As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and assumed liabilities at fair value. Our financial reporting periods presented in the table below are as follows:

•	Solely for purposes of the selected historical financial information in this section, the Predecessor period refers to the years ended December 31, 2009, 2010 and 2011 and the period from January 1, 2012 through November 30, 2012 and reflects the combined carve-out results of operations of the Predecessor.

•	The Successor period reflects the consolidated results of operations of the Successor, which includes the effects of acquisition accounting for the one-month period from December 1, 2012 to December 31, 2012, for the year ended December 31, 2013 and for the six months ended June 30, 2013 and 2014.

The selected combined carve-out historical financial information as of and for the years ended December 31, 2009 and 2010, which has been prepared in accordance with IFRS as issued by the IASB, is derived from the unaudited accounting records of the Predecessor and is not included in the financial statements that are included elsewhere in this prospectus.

The selected combined carve-out historical financial information as of and for the year ended December 31, 2011, as of November 30, 2012 and for the period from January 1, 2012 to November 30, 2012 presented below were derived from the Predecessor financial statements included elsewhere in this prospectus.

The selected consolidated historical financial information as of December 31, 2012 and for the one-month period from December 1, 2012 to December 31, 2012 and as of and for the year ended December 31, 2013 presented below were derived from the Successor financial statements included elsewhere in this prospectus.

The selected consolidated historical financial information as of June 30, 2014 and for the six-months ended June 30, 2014 and 2013 presented below were derived from the Interim financial statements included elsewhere in this prospectus.

Historical results for any prior period are not necessarily indicative of results expected in any future period.

The unaudited Aggregated 2012 Financial Information set forth below is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012, to the corresponding data from the audited Successor financial statements for the one-month period from December 1, 2012 to December 31, 2012, appearing elsewhere in this prospectus, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

	Predecessor				Successor	Non-IFRS Aggregated	Successor
($ in millions other than share and per share data)	As of and for the year ended December 31,			As of and for the period from Jan 1 – Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	As of and for the year ended December 31, 2013	For the six months ended June 30, 2013	As of and for the six months ended June 30, 2014
	2009	2010	2011
	(unaudited)	(unaudited)				(unaudited)		(unaudited)	(unaudited)
Income statement data:
Revenue	1,731.6	2,128.8	2,417.3	2,125.9	190.9	2,316.8	2,341.1	1,167.1	1,153.6
Operating profit / (loss)	155.9	183.4	155.6	163.8	(42.4)	121.4	105.0	35.7	32.3
Profit / (loss) for the period	95.9	112.2	90.3	90.2	(56.6)	33.6	(4.0)	(23.1)	(24.3)
Profit / (loss) for the period from continuing operations	95.9	112.2	89.6	90.2	(56.6)	33.6	(4.0)	(23.1)	(24.3)
Profit / (loss) attributable to equity holders	95.9	111.1	87.9	89.7	(56.6)	33.1	(4.0)	(23.1)	(24.3)
Earnings per share—basic and diluted	n/a	n/a	n/a	n/a	(28.31)	n/a	(2.02)	(11.56)	(12.16)
Weighted average number of shares outstanding—basic and diluted	n/a	n/a	n/a	n/a	2,000,000	n/a	2,000,000	2,000,000	2,000,000
Balance sheet data:
Total assets	969.4	1,152.6	1,224.6	1,263.8	1,961.0	n/a	1,842.2	n/a	1,824.2
Total share capital	n/a	n/a	n/a	n/a	2.6	n/a	2.6	n/a	2.6
Invested equity/equity	517.6	658.2	631.2	670.1	(32.7)	n/a	(134.0)	n/a	(163.5	)(a)

(a)	Since the Successor was created on December 1, 2012, as of December 31, 2012 and 2013, and as of June 30, 2014 the Atento Group presents negative equity primarily due to the effects of the Acquisition as a result of which equity has been negatively impacted by the costs incurred in connection with the Acquisition and by integration related costs associated with the change in ownership. Equity adjusted for the Reorganization Transaction, including the capitalization of the PECs, would be $457.2 million as of June 30, 2014. See “Capitalization” and Note 2 to the Interim financial statements included elsewhere in this prospectus.

	Predecessor		Successor	Non-IFRS Aggregated	Successor
($ in millions)	As of and for the year ended December 31, 2011	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	Year ended December 31, 2012	As of and for the year ended December 31, 2013	Six months ended June 30, 2013	Six months ended June 30, 2014

Other financial data (unaudited):
EBITDA(1)	234.1	241.9	(34.9)	207.0	234.0	101.7	93.9
Adjusted EBITDA(1)	246.9	235.9	32.2	268.1	295.1	123.9	131.6
Adjusted earnings/(loss)(2)	97.5	86.2	(8.9)	77.3	85.2	11.0	24.3
Capital expenditures(3)	(141.6)	(76.9)	(28.4)	(105.3)	(103.0)	(28.7)	(40.6)
Net debt with third parties(4)	23.4	5.1	620.2	620.2	637.7	n/a	507.6
Cash flow data:
Cash provided by/(used in) operating activities	116.6	163.6	(68.3)	95.3	99.6	34.2	65.9
Cash (used in) investing activities	(134.6)	(118.7)	(846.1)	(964.8)	(123.4)	(101.5)	(102.0)
Cash provided by/(used in) financing activities	27.0	(75.0)	1,109.6	1,034.6	31.2	40.8	1.2

(1)	In considering the financial performance of the business and as a management tool in business decision making, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA, as defined above, are useful metrics for investors to understand our results of operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluating our underlying historical performance. We believe EBITDA facilitates operating performance comparisons between periods and among other companies in industries similar to ours because it removes the effect of variation in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items that are not related to our core results of operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies.

The following table reconciles our EBITDA and Adjusted EBITDA to profit/(loss) for the period from continuing operations:

	Predecessor		Successor	Non-IFRS Aggregated	Successor
	Year ended December 31, 2011	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	Year ended December 31, 2012	Year ended December 31, 2013	Six months ended June 30, 2013	Six months ended June 30, 2014
($ in millions)
				(unaudited)		(unaudited)	(unaudited)
Profit/(loss) for the period from continuing operations	89.6	90.2	(56.6)	33.6	(4.0)	(23.1)	(24.3)
Net finance expense	11.1	12.9	6.0	19.0	100.7	60.9	67.1
Income tax expense	54.9	60.7	8.1	68.8	8.3	(2.1)	(10.5)
Depreciation and amortization	78.5	78.1	7.5	85.6	129.0	66.0	61.6
EBITDA (non-GAAP) (unaudited)	234.1	241.9	(34.9)	207.0	234.0	101.7	93.9
Acquisition and integration related costs(a)	—	0.2	62.4	62.6	29.3	12.8	5.4
Restructuring costs(b)	8.0	3.9	4.7	8.6	12.8	1.6	21.6
Sponsor management fees(c)	—	—	—	—	9.1	3.5	4.8
Asset impairments(d)	8.6	—	—	—	—	—	32.9
Site relocation costs(e)	—	1.7	0.7	2.4	1.8	0.3	1.0
Financing and IPO fees(f)	—	—	—	—	6.1	3.1	7.6
Other(g)	(3.8)	(11.8)	(0.6)	(12.4)	2.0	0.9	(35.5)
Adjusted EBITDA (non-GAAP) (unaudited)	246.9	235.9	32.2	268.1	295.1	123.9	131.6

(a)	Acquisition and integration related costs incurred in 2012, 2013 and the six months ended June 30, 2014 primarily include costs associated with the Acquisition. Nearly all of the $62.6 million in expenses in 2012 directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). In 2013, of the $29.3 million in expenses, $27.9 million related to professional fees incurred to establish Atento as a standalone company not affiliated with Telefónica. These projects mainly relate to the improvement of financial and cash flow reporting ($5.9 million), full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related costs incurred for the six months ended June 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. We expect these projects to be completed by the end of 2014.
(b)

Restructuring costs incurred in 2011, 2012 and 2013 primarily include a number of restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs in 2011 primarily relate to costs incurred in connection with the termination of certain members of our executive committee. Restructuring costs in 2012 primarily represent costs incurred in Chile related to the implementation of the new service delivery model with Telefónica which impacted the profile of certain operations personnel and other restructuring costs for certain changes to the executive team in EMEA and Americas. In 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition, in 2013, we incurred restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain) and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the six months ended June 30, 2014 primarily relate to the headcount reduction plan in Spain which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España S.A.U. We expect to substantially complete the headcount reduction plan by the fourth quarter of 2014.
(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the periods presented. These fees are expected to cease following the offering. See “Certain Relationships and Related Party Transactions—Bain Capital Consulting Services Agreement and Transaction Services Agreement.”
(d)	Asset impairment incurred in 2011 is the impairment of the Caribú Project, an intangible asset acquired in 2009 from Telefónica, which represents the right to be the exclusive supplier of customer analysis for 12 Telefónica subsidiaries in Latin America. Asset impairment incurred for the six months ended June 30, 2014 relate to the goodwill and other intangible asset impairment relating to the Czech Republic of $3.8 million and Spain of $29.1 million. The impairment was, in part, a result of the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.9 million penalty fee (see note (g) below) compensated by Telefónica.
(e)	Site relocation costs incurred in 2012 and 2013 primarily include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil. See “Prospectus Summary—Our Strategy—Best-in-Class Operations—Competitive Site Footprint.”
(f)	Financing fees primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes, the proceeds of which were used to finance a portion of the cost of the Acquisition and to pay financial advisory fees. Financing and IPO fees for the six months ended June 30, 2014 primarily relate to non-core professional fees incurred by us during the initial public offering process. We expect these IPO costs to be completed upon completion of this offering.
(g)	Other includes expense accruals, reversal of expense accruals or income accruals which are not related to our core results of operations. In 2011, the other amount primarily relates to the gain from the sale of the BNH site in Brazil, amounting to $3.6 million. In 2012, the other amount primarily relates to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. In 2013, the other amount primarily related to various other consulting expenses, the largest component of which was a $0.5 million charge related to projects for inventory control in Brazil. Other, during the six months ended June 30, 2014, primarily relates to the gain from the $34.9 million penalty fee compensated by Telefónica under the terms of the amended MSA.

(2)	In considering our financial performance, our management analyzes the performance measure of Adjusted Earnings/(Loss). Adjusted Earnings/(Loss) is defined as profit/(loss) for the period from continuing operations adjusted for Acquisition and integration related costs, amortization of Acquisition related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing fees, PECs interest expense, other and tax effects. Adjusted Earnings/(Loss) is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings/(Loss) is our profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings/(Loss), as defined above, is useful to investors and is used by our management to measure profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

Management expects to use Adjusted Earnings/(Loss) to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings/(Loss) is defined to exclude items which are not related to our core results of operations. Adjusted Earnings/(Loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an adjusted earnings related performance measure when reporting their results.

Adjusted Earnings/(Loss) has limitations as an analytical tool. Adjusted Earnings/(Loss) is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings/(Loss) is not necessarily comparable to similarly titled measures used by other companies.

The following table reconciles our Adjusted Earnings/(Loss) to our profit/(loss) for the period from continuing operations:

	Predecessor		Successor	Non-IFRS Aggregated	Successor	Successor
	Year ended December 31, 2011	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	Year ended December 31, 2012	Year ended December 31, 2013	Six months ended June 30, 2013	Six months ended June 30, 2014
($ in millions)
				(unaudited)		(unaudited)	(unaudited)
Profit / (Loss) for the period from continuing operations	89.6	90.2	(56.6)	33.6	(4.0)	(23.1)	(24.3)
Acquisition and integration related costs(a)	—	0.2	62.4	62.6	29.3	12.8	5.4
Amortization of Acquisition related intangible assets(b)	—	—	—	—	40.7	21.0	19.5
Restructuring costs(c)	8.0	3.9	4.7	8.6	12.8	1.6	21.6
Sponsor management fees(d)	—	—	—	—	9.1	3.5	4.8
Asset impairments(e)	8.6	—	—	—	—	—	32.9
Site relocation costs(f)	—	1.7	0.7	2.4	1.8	0.3	1.0
Financing and IPO fees(g)	—	—	—	—	6.1	3.1	7.6
PECs interest expense(h)	—	—	1.9	1.9	25.7	12.4	18.6
Other(i)	(3.8)	(11.8)	(0.6)	(12.4)	2.0	0.9	(35.5)
Tax effect(j)	(4.9)	2.0	(21.4)	(19.4)	(38.3)	(21.5)	(27.3)
Adjusted Earnings / (Loss) (non-GAAP) (unaudited)	97.5	86.2	(8.9)	77.3	85.2	11.0	24.3

(a)

Acquisition and integration related costs incurred in 2012, 2013 and the six months ended June 30, 2014 primarily include costs associated with the Acquisition. Nearly all of the $62.6 million in expenses in

2012 directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). In 2013, of the $29.3 million in expenses, $27.9 million related to professional fees incurred to establish Atento as a standalone company not affiliated with Telefónica. These projects mainly relate to the improvement of financial and cash flow reporting ($5.9 million), full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related costs incurred for the six months ended June 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. We expect these projects to be completed by the end of 2014.
(b)	Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.
(c)	Restructuring costs incurred in 2011, 2012 and 2013 primarily include a number of restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs in 2011 primarily relate to costs incurred in connection with the termination of certain members of our executive committee. Restructuring costs in 2012 primarily represent costs incurred in Chile related to the implementation of the new service delivery model with Telefónica which impacted the profile of certain operations personnel and other restructuring costs for certain changes to the executive team in EMEA and Americas. In 2013, $8.6 million of our restructuring costs was related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition, in 2013, we incurred restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain) and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the six months ended June 30, 2014 primarily relate to the headcount reduction plan in Spain which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España S.A.U. We expect to substantially complete the headcount reduction plan by the fourth quarter of 2014.
(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the periods presented. These fees are expected to cease following the offering. See “Certain Relationships and Related Party Transactions—Bain Capital Consulting Services Agreement and Transaction Services Agreement.”
(e)	Asset impairment incurred in 2011 is the impairment of the Caribú Project, an intangible asset acquired in 2009 from Telefónica, which represents the right to be the exclusive supplier of customer analysis for 12 Telefónica subsidiaries in Latin America. Asset impairment incurred for the six months ended June 30, 2014 relate to the goodwill and other intangible asset impairment relating to the Czech Republic of $3.8 million and Spain of $29.1 million. The impairment was, in part, a result of the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.9 million penalty (see note (i) below) compensated by Telefónica.
(f)	Site relocation costs incurred in 2012 and 2013 primarily include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil which we expect will be substantially completed by 2015. See “Prospectus Summary—Our Strategy—Best-in-Class Operations—Competitive Site Footprint.”
(g)	Financing fees primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes, the proceeds of which were used to finance a portion of the cost of the Acquisition and to pay financial advisory fees. Financing and IPO fees for the six months ended June 30, 2014 primarily relate to non-core professional fees incurred by us during the initial public offering process. We expect these IPO costs to be completed upon completion of this offering.

(h)	PECs Interest expense represents accrued interest on the preferred equity certificates that will be capitalized prior to this offering.
(i)	Other includes expense accruals, reversal of expense accruals or income accruals which are not related to our core results of operations. In 2011, the other amount primarily relates to the gain from the sale of the BNH site in Brazil, amounting to $3.6 million. In 2012, the other amount primarily relates to a release of an employee benefits accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. In 2013, the other amount primarily related to various other consulting expenses, the largest component of which was a $0.5 million charge related to projects for inventory control in Brazil. Other, during the six months ended June 30, 2014, primarily relates to the gain from the $34.9 million penalty fee compensated by Telefónica under the terms of the amended MSA.
(j)	The tax effect represents the tax impact of the total adjustments based on a tax rate of 38% for 2011, 33.0% for the period from January 1, 2012 to November 30, 2012, 31.0% for the one-month period from December 1, 2012 to December 31, 2012, 30.0% for 2013, 38.6% for the six months ended June 30, 2013 and 36.0% for the six months ended June 30, 2014.

(3)	We define capital expenditures as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period presented.

(4)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments and non-current payables to Group companies (which represent the PECs). The PECs are classified as our subordinated debt relating to our other present and future obligations, and they will be capitalized in connection with this offering. Net debt with third parties is not a measure defined by IFRS.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

The following table sets forth the reconciliation of Total debt to Net debt with third parties utilizing IFRS reported balances obtained from the audited financial statements included elsewhere in this prospectus. Total debt is the most directly comparable financial measure under IFRS for the periods presented.

	Predecessor		Successor
	As of December 31, 2011	As of November 30, 2012	As of December 31,		As of June 30, 2014
($ in millions)			2012	2013
					(unaudited)
Interest bearing debt (borrowings)	127.0	88.4	849.2	851.2	745.3
Non-current payables to Group companies	—	—	471.6	519.6	620.7
Total debt	127.0	88.4	1,320.8	1,370.8	1,366.0
Non-current payables to Group companies (PECs)	—	—	(471.6)	(519.6)	(620.7)
Cash, cash equivalents and short-term deposits	(103.6)	(83.3)	(229.0)	(213.5)	(237.7)
Net debt with third parties (non-GAAP) (unaudited)	23.4	5.1	620.2	637.7	507.6

The following table sets forth certain unaudited quarterly financial information for each of the periods indicated.

	Quarterly Selected Financial Data
Unaudited ($ in millions) Consolidated Group	For the quarter ended March 31, 2013	For the quarter ended June 30, 2013	For the quarter ended September 30, 2013	For the quarter ended December 31, 2013	For the quarter ended March 31, 2014	Q1 2014 change %	Q1 2014 change excluding FX %	For the quarter ended June 30, 2014	Q2 2014 change %	Q2 2014 change excluding FX %
Revenue*	572.0	595.1	580.3	593.7	561.3	(1.9)	11.5	592.3	(0.5)	7.6
Operating profit	10.6	25.1	37.4	31.9	20.3	91.5	129.0	12.0	(52.2)	(43.7)
Profit (loss) for the period	(21.2)	(1.9)	4.7	14.4	(14.6)	(31.1)	26.5	(9.7)	410.5	381.4
EBITDA (non-GAAP)	44.1	57.6	68.4	63.9	50.9	15.4	31.8	43.0	(25.3)	(18.6)
Adjusted EBITDA (non-GAAP)	55.8	68.1	85.8	85.4	62.8	12.5	28.5	68.8	1.0	5.9

*	Revenue decreased by 7.3% for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. Excluding the impact of foreign exchange, revenue decreased by 0.4%.

Revenue increased by 3.6% for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. Excluding the impact of foreign exchange, revenue increased 6.9%.

Revenue increased by 3.1% for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012. Excluding the impact of foreign exchange, revenue increased 10.9%.

Revenue increased by 5.6% for the three months ended December 31, 2013 as compared to the three months ended December 31, 2012. Excluding the impact of foreign exchange, revenue increased 13.4%.

The following table reconciles our EBITDA and Adjusted EBITDA to profit/(loss) for the period for continuing operations.

Unaudited ($ in millions) Consolidated Group	For the quarter ended March 31, 2013	For the quarter ended June 30, 2013	For the quarter ended September 30, 2013	For the quarter ended December 31, 2013	For the quarter ended March 31, 2014	Q1 2014 change %	Q1 2014 change excluding FX %	For the quarter ended June 30, 2014	Q2 2014 change %	Q2 2014 change excluding FX %
Profit (loss) for the period	(21.2)	(1.9)	4.7	14.4	(14.6)	(31.1)	26.5	(9.7)	410.5	381.4
Net finance expense	(37.4)	(23.5)	(25.2)	(14.6)	(32.9)	n/a	n/a	(34.2)	n/a	n/a
Income tax expense	(5.6)	3.5	7.6	2.8	2.0	n/a	n/a	(12.5)	n/a	n/a
Depreciation and amortization	33.5	32.5	30.9	32.1	30.6	n/a	n/a	31.0	n/a	n/a
EBITDA (non-GAAP)	44.1	57.6	68.4	63.9	50.9	15.4	31.8	43.0	(25.3)	(18.6)
Acquisition and integration costs	7.1	5.7	8.3	8.2	2.4	n/a	n/a	3.0	n/a	n/a
Asset impairment	—	—	—	—	—	n/a	n/a	32.9	n/a	n/a
Restructuring costs	0.3	1.3	2.5	8.7	5.0	n/a	n/a	16.6	n/a	n/a
Sponsor management fee	2.0	1.5	2.4	3.2	2.7	n/a	n/a	2.1	n/a	n/a
Site relocation costs	—	0.3	1.5	—	—	n/a	n/a	1.0	n/a	n/a
Financing and IPO fees	2.0	1.1	1.9	1.1	1.9	n/a	n/a	5.7	n/a	n/a
Other	0.3	0.6	0.8	0.3	(0.1)	n/a	n/a	(35.4)	n/a	n/a
Adjusted EBITDA (non-GAAP)	55.8	68.1	85.8	85.4	62.8	12.5	28.5	68.8	1.0	5.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial statements included elsewhere in this prospectus, which are the subject of the following discussion and analysis, are the Predecessor financial statements and the Successor financial statements. We have historically conducted our business through the Predecessor up to November 30, 2012 and, subsequent to the Acquisition, through the Successor and therefore, our historical financial statements present the results of operations of the Predecessor and Successor. Prior to the completion of this offering, the Successor will become the Issuer’s wholly-owned subsidiary, whereby the historical financial statements of the Successor and the Predecessor will become the historical financial statements of the Issuer.

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the Predecessor financial statements and the Successor financial statements and the related notes included in this prospectus. The Predecessor financial statements and the Successor financial statements have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under “Forward-Looking Statements” and “Risk Factors.”

Overview

We are the largest provider of CRM BPO services and solutions in Latin America and Spain, and among the top three providers, globally based on revenues. Our tailored CRM BPO solutions are designed to enhance each of our clients’ ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. We utilize our industry domain and customer care operations expertise, combined with a consultative approach, to offer superior and scalable solutions across the entire customer care value chain, customized for each individual client’s needs and sophistications.

We offer a comprehensive portfolio of customizable, yet scalable, solutions that comprise front-end and back-end services ranging from sales, applications processing, customer care and credit management. From our suite of products and value-added services, we derive embedded and integrated industry-tailored solutions for a large and diverse group of multi-national companies. Our solutions to our base of over 400 clients are delivered by approximately 153,000 of our highly engaged customer care specialists and facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, customer transaction processing capacity and industry expertise to our clients’ customer care operations, which allow us to provide higher-quality customer care services more cost-effectively than our clients could deliver on their own.

Basis of Preparation

We prepare our financial statements in accordance with IFRS as issued by the IASB. As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and assumed liabilities at fair value. See Note 2 to the Successor financial statements for further detail. Our financial reporting periods presented herein are as follows:

•	The Predecessor period refers to the year ended December 31, 2011 and the period from January 1, 2012 through November 30, 2012 and reflects the combined carve-out results of operations of the Predecessor.

•	The Successor period reflects the consolidated results of operations of the Successor, which includes the effects of acquisition accounting, for the period from December 1, 2012 to December 31, 2012, for the year ended December 31, 2013 and for the six months period ended June 30, 2014.

The results of operations for the year ended December 31, 2011 and for the period from January 1, 2012 to November 30, 2012 presented herein were derived from our audited Predecessor financial statements and related notes thereto included elsewhere in this prospectus. The results of operations for the one-month period from December 1, 2012 to December 31, 2012 and for the year ended December 31, 2013 presented herein were derived from our audited Successor financial statements and related notes thereto included elsewhere in this prospectus.

The unaudited Aggregated 2012 Financial Information is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012 and the corresponding data from the audited Successor financial statements for the one-month period from December 1, 2012 to December 31, 2012 appearing elsewhere in this prospectus. Prior to the Acquisition, the Predecessor financial statements were prepared on a combined carve-out basis from the Atento business of Telefónica. See Note 2 to the Predecessor financial statements. The allocations in Predecessor periods were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the Predecessor financial statements should not be relied upon as being representative of our financial position, results of operations or cash flows had we operated on a standalone basis. The financial data for the one-month period from December 1, 2012 to December 31, 2012 used in the preparation of the unaudited Aggregated 2012 Financial Information include the impact of the Acquisition on the results of operations derived from our new financing structure, the new basis of accounting for the assets acquired and the liabilities assumed and the costs incurred in connection with the Acquisition, which are mainly reflected in depreciation and amortization, other operating expenses and finance costs.

This presentation of our unaudited Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period.

Segments

We offer our CRM BPO services to clients primarily in Latin America and EMEA. Our business is comprised of three geographic operating segments:

•	Brazil;

•	Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America (excluding Brazil). It also includes operations in the United States; and

•	EMEA (Europe, Middle East and Africa), which consists of our operations in Spain, the Czech Republic and Morocco.

See Note 23 to the Successor financial statements and Note 20 to the Predecessor financial statements for additional information on our segment results.

Key Factors Affecting Results of Operations

We believe that the following factors have significantly affected our results of operations for the years ended December 31, 2011, 2012 and 2013.

Macroeconomic Trends

Latin America

A substantial proportion of our business is carried out in Latin America. In the Latin America region, which includes our operating segments in Brazil and the Americas, we generated 83.6%, 83.7% and 84.5% of our revenue (in each case, before holding company level revenue and consolidation adjustments) for the years ended December 31, 2011, 2012 and 2013, respectively. As a result, our financial condition and results of operations are significantly influenced by macroeconomic developments in Latin America. See “Risk Factors—Risks Related to Our Business—A substantial portion of our revenue, operations and investments are located in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.” In recent years, macroeconomic conditions have tended to be favorable in many of the countries in the region, including growth in GDP, purchasing power, a growing middle class and relatively stable currency exchange rates and inflation. Based on data from the Economist Intelligence Unit (“EIU”), we believe that these positive macroeconomic trends in Latin America will continue over the long term and lead to increased demand for our services.

Employee benefit expenses are our single largest cost item representing $1,701.9 million (70.4% of our total revenues), $1,609.5 million (69.5% of our total revenues) and $1,643.5 million (70.2% of our total revenues) in 2011, 2012 and 2013, respectively. We operate in geographies with high wage inflation as in Brazil where average wage inflation based on EIU was 10.6% and 8.6% in 2012 and 2013, respectively. We were able to maintain employee benefit expenses stable as a percentage of revenues between 2011 and 2013 through (i) price increases as most of our contracts contain provisions that allow us to pass on to our customers increased costs that result from inflation adjustments, (ii) cost efficiencies related to enhanced productivity investment in our IT platform and procurement process as well as HR improvements (see “—Our Strategy—Best in Class Operations”), (iii) delivering increasingly complex solutions and value-added services to our clients positively affecting margins (see “—Our Strategy—Develop and Deliver CRM BPO Solutions”) and (iv) minimizing wage inflation through collective bargaining agreements.

The table below sets forth the GDP, GDP growth, population growth, consumer price inflation and unemployment for the periods and countries indicated.

	Brazil	Mexico	Argentina(1)	Chile	Colombia	Peru
GDP (US$ in billions at 2005 constant prices)
2011	$1,126	$990	$276	$157	$195	$120
2012	1,138	1,027	282	165	203	127
2013	1,164	1,040	295	172	212	134

GDP growth (year-over-year)
2011	2.7%	4.0%	8.9%	5.8%	6.6%	6.9%
2012	1.0	3.7	1.9	5.4	4.2	6.3
2013	2.3	1.3	4.9	4.1	4.3	5.2

Population growth (year-over-year)
2011	1.0%	1.2%	0.9%	0.9%	1.3%	1.3%
2012	0.9	1.0	0.9	0.9	1.3	1.3
2013	0.9	1.1	0.9	0.9	1.3	1.3

Consumer price inflation (year-over-year)
2011	6.6%	3.4%	24.4%	3.3%	3.4%	3.4%
2012	5.4	4.1	25.3	3.0	3.2	3.7
2013	6.2	3.8	20.7	1.9	2.0	2.8

Unemployment
2011	6.0%	5.2%	7.2%	6.6%	10.8%	7.9%
2012	5.5	5.0	7.2	6.1	10.4	5.2
2013	5.4	4.9	7.1	5.7	9.7	5.5

Average Wage Inflation
2011	12.7%	5.3%	27.7%	5.9%	4.6%	4.0%
2012	10.6	5.5	26.8	6.4	4.4	4.0
2013	8.6	5.0	25.1	5.7	2.1	4.2

Source:	Economist Intelligence Unit (“EIU”).
(1)	EIU sources Argentina data from PriceStat due to widespread concerns over reliability of official data series.

	Brazil	Mexico	Argentina	Chile	Colombia	Peru
End of period U.S. dollar exchange rate
2011	1.88	13.95	4.30	519.20	1,942.70	2.70
2012	2.04	12.97	4.92	479.96	1,768.23	2.55
2013	2.34	13.08	6.52	524.61	1,926.83	2.80
As of July 28, 2014	2.23	12.99	8.18	563.57	1,847.88	2.78

Source:	As reported by the relevant central bank of each country.

EMEA

The remainder of our business is carried out in EMEA. In EMEA, which consists primarily of our operations in Spain, we generated 16.4%, 16.3% and 15.5% of our revenue (in each case, before holding company level revenue and consolidation adjustments) for the years ended December 31, 2011, 2012 and 2013, respectively. As a result, our financial condition and results of operations are influenced by macroeconomic developments in Europe, and more specifically Spain. According to EIU, Spain’s real GDP declined at a CAGR of 0.9% from 2010 to 2013 and unemployment rose from 20.1% to 26.4% during the same period. However, based on data from EIU, we believe that these adverse macro-economic conditions will begin to recover in 2014.

Impact of Foreign Currency Translation

As we have operations in countries with different currencies, foreign currency fluctuations have had an impact on our results of operations. Nevertheless, we benefit from the fact that the majority of the revenue we collect in each country in which we have operations is principally denominated in the same currency as the operating expenses we incur in that country, providing us with a natural hedge. For the years ended December 31, 2011, 2012 and 2013, 94.1%, 94.3% and 95.4%, respectively, of the revenue we collected in each country in which we have operations was denominated in the same currency as the operating expenses we incurred in earning this revenue. Our indebtedness is either denominated in local currency or in the case of indebtedness denominated in U.S. dollars, hedged in local currencies. See “Description of Certain Indebtedness” and “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.” While we face foreign currency translation risk for the purposes of preparing our consolidated financial statements, the impact on operating profit, profit for the period, cash flows, EBITDA and dividends is mitigated, to a certain degree, by our ability to match the above percentages of revenue with expenses in the same local currencies.

The main impact of foreign currency fluctuations on us can be summarized as follows:

•	Translation differences (impact on the statements of changes in equity and cash flows). For the year ended December 31, 2013, 98.0% of our revenue was generated in non-U.S. dollar currency countries. As such, we are affected by variations in exchange rates resulting from the conversion of the financial statements of our subsidiaries operating in currencies other than the U.S. dollar through the consolidation process. For the purposes of preparing our financial statements, we convert our subsidiaries’ financial statements as follows: statements of financial position are translated into U.S. dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

•	Foreign exchange differences (impact on income statements and statements of cash flow). This includes losses or profits generated by the changing value of non-functional currency monetary assets and liabilities due to exchange rate variations.

•	Year-on-year growth. The year-on-year variation in exchange rates directly impacts our growth. Reported revenue growth in 2013 was 1.0%, whereas excluding the impact of fluctuations in foreign exchange, revenue increased by 7.5% compared to 2012. Reported revenue decreased by 4.2% in 2012, whereas excluding the impact of foreign exchange, revenue increased by 6.7% compared to 2011.

In the discussion below of our results of operations, we have provided certain comparisons on both an as reported and a constant currency basis. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant currency percentages by converting our results of operations into U.S. dollars for the period using the average exchange rate of the prior period and comparing these adjusted amounts to our prior period reported results. We refer to such comparisons as being made on a “constant currency basis” or as “excluding the impact of foreign exchange.” This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. Moreover, constant currency presentations are not necessarily indicative of historical or future results of operations. Currency fluctuations affect general economic and business conditions, including, for example, a country’s inflation and international trade competitiveness and, as a result, a company’s performance cannot be evaluated solely on the basis of a constant currency presentation.

Client Relationship with Telefónica

Telefónica, a leading global telecommunications company and our owner prior to the Acquisition, and its various affiliates, has been our most important client in terms of revenue, and we currently anticipate that they will continue to be our most important client in the near future. Since 1999, when Telefónica contributed approximately 90% of the revenue of the AIT Group, we have pursued the diversification of our client base such that the revenue from Telefónica Group companies was 51.1%, 50.0% and 48.5% in the years ended December 31, 2011, 2012 and 2013, respectively, as revenue from non-Telefónica customers has grown faster than revenue from Telefónica. For the six months ended June 30, 2014, revenue from the Telefónica Group was 46.7%.

Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition, and we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica which has a term that ends on December 31, 2021. The MSA requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments in the jurisdictions in which we currently conduct business (other than Argentina). See “Business—Our Clients—Telefónica Group Master Service Agreement” for a brief discussion of the material terms of the MSA. The MSA is not intended to affect the existing service contracts, which generally remain in effect in accordance with their terms (including their respective payment terms) and are renegotiated individually. See “Risk Factors—Risks Related to Our Business—Telefónica, certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Fluctuations in our Operating Profit Margins

A number of factors have affected our operating profit margins during the periods discussed below, including, but not limited to, the following:

Increases in employee salaries resulting from inflation

Most of our service contracts with our clients provide for pricing adjustments that result from changes in macroeconomic conditions (e.g., increases or decreases in the consumer price index of an applicable jurisdiction). However, when salary levels of our employees increase, we may not be able to fully pass on these increases to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot offset these increases in employee salaries above inflationary levels or generate sufficient operating efficiency gains.

Increase in amortization expenses

In connection with the Acquisition, we have recognized $383.3 million of additional intangible assets in 2012 as part of the allocation of the purchase price to the acquired assets and assumed liabilities. These intangible assets, which represent our client relationships with Telefónica and with other clients, generally have useful lives estimated to be nine years. The amortization of these intangible assets had a negative impact of $40.7 million on our operating profit for the year ended December 31, 2013, as compared to an immaterial amount in 2012 and none in 2011. During the period over which we will amortize these assets, assuming that there is no impairment in the future, there will be a continuing impact of the straight-line amortization of these assets on our operating profit margins.

Increased set-up costs driven by increased demand

A significant increase in demand in the market for CRM BPO services can directly result in an increase in employee benefits expenses which we incur to hire and train additional employees to meet increased demand. As these expenses for hiring and training our employees are typically incurred in an earlier period than the expected accrual of the related revenue from the increase in demand, it has the effect of causing temporary decreases in our operating profit margins.

Fluctuations in demand

Any significant fluctuation in the volume of services demanded by our clients would require us to adjust the number of employees to adapt to such changes in demand. As our business depends on maintaining and training large numbers of employees to service our clients’ business needs, we cannot terminate employees on short notice to respond to sudden or unexpected changes in demand, as rehiring and retraining employees at a later date would force us to incur additional expenses. Furthermore, any termination of our employees would also involve the incurrence of significant additional costs in the form of severance payments to comply with employment regulations in various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. However, the risk associated with fluctuations in demand may be partially mitigated by the long-term growth trends of the industry that we anticipate in Brazil and the Americas, as well as our focus on efficiencies in operating costs.

Effect of Operating Leases

We routinely lease call center facilities, buildings and equipment under operating leases in the regions in which we conduct our operations rather than purchase those buildings and equipment as some of our competitors do. Our operating lease expenses decreased from $138.0 million in 2011 to $124.6 million in 2012 and to $118.3 million in 2013, primarily as a result of the effect of foreign exchange fluctuation. As a percentage of revenue, such operating leases represented 5.7%, 5.4% and 5.1%, respectively. The number of workstations we use in our service delivery centers increased from 73,249 as of December 31, 2011 to 75,682 as of December 31, 2012 and 79,197 as of December 31, 2013. We operated 81,625 workstations as of June 30, 2014. Since we lease all of our call center facilities, which increases our operating expenses and does not result in a depreciation expense, our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors’ EBITDA.

Seasonality

Our performance is subject to seasonal fluctuations. For each of the periods presented herein, our performance was lower in the first quarter of the year than in the remaining three quarters of the year. This is primarily due to the fact that (i) our clients generally spend less in the first quarter of the year after the year-end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that our revenue increases further in the last quarter of the year, especially in November and December, as the year-end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or be used to predict annual financial results.

Significant Market Trends

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe these will continue to have a material impact on our results of operations in the future.

Continuing Trend for Further Outsourcing for CRM Services

In recent years, companies have increasingly sought to outsource certain non-core business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing non-core business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need to outsource these non-core business activities to enable companies to focus on their core competencies. The penetration within individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are two main drivers of this increase in penetration: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third party BPO providers; secondly, new clients are adopting third party solutions for these services as opposed to using in-house solutions, to take advantage of the labor arbitrage, specialist knowledge and cost efficiencies.

Growth in Our Business Directly Linked to Growth in the Businesses of Key Clients

We structure our contracts with our clients such that, while the price of our services is agreed, the volume of CRM BPO services we deliver during a particular period depends upon the performance of our clients’ business. As our current business is significantly exposed to the telecommunications and financial services sectors, our business is particularly dependent upon the continued growth of our clients’ business in those sectors. As a result, if the business of one of our key clients increases, resulting in the generation of more customer activity, our business also increases as that customer activity is outsourced to us. On the other hand, if the business of one of our key clients decreases resulting in a reduction of customer activity, our business also decreases, as less customer activity will be outsourced to us.

Development of CRM BPO Solutions

The industry is experiencing a transition towards outsourcing more complex multi-channel solutions, thus creating an opportunity for CRM BPO providers, including us, to up-sell and cross-sell our services. Our vertical industry expertise in telecommunications, financial services and multi-sector, allows us to develop tailored solutions for our clients, further embedding us into their value chain while delivering impactful business results and increasing the portion of our client’s CRM BPO services we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as our smart collections, B2B Efficient sales, Insurance Management, Credit Management and other BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward.

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which from time to time exhibits pressure on pricing for CRM BPO services. We believe that we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcome-based pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. We also believe that new contracts will increasingly be based on more outcome-based pricing and hybrid pricing models as means of making services more transparent and further driving demand for CRM BPO services. In addition, our service contracts with most of our key clients include inflation-based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices (“CPIs”) of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefits expenses which we can pass onto our clients. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2013, 69% of our revenue from client groups other than the Telefónica Group came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2011, 2012 and 2013, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 97.9%, 98.5% and 99.3%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider which can be time consuming and costly; and (iii) the potential disruption caused to the client’s users by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

Description of Principal Income Statement Items

Revenue

Revenue is principally generated by providing CRM BPO services to our clients. Revenue is recognized on an accrual basis, accounting for the related amounts as the services are provided to the client, when the teleoperation occurs or when certain contact center consulting work is carried out. Invoicing schemes may be fixed, variable, hybrid or outcome-based, with the tendency to follow models where invoices are issued based on customer business indicators.

Other operating income

Other operating income includes grants received from governments and government entities in the countries in which we operate. To receive these grants, we must commit to employ persons from certain population segments or to operate our business in certain areas to generate employment opportunities in those areas. Other operating income also includes gains from the disposal of fixed assets and recoveries from insurance claims.

Total operating expenses

Our operating expenses consist principally of:

•	Supplies. Supplies consist of costs principally incurred in the provision of our services to our clients, including telecommunications and technology services, as well as the costs of leasing workstations within service delivery centers owned by our clients.

•	Employee benefit expense. Employee benefits expenses consist of the total remuneration paid to our employees and administrative and executive staff, including a base salary and additional compensation depending on the status of the employee (permanent or temporary), as well as employee termination costs.

•	Depreciation and amortization. Depreciation and amortization consist of the recognition of a charge for all tangible and intangible assets with finite lives using the straight-line method over their useful life.

•	Changes in trade provisions. Changes in trade provisions include the result of changes in the provision for bad debt.

•	Other operating expenses. Other operating expenses consist of the costs of leasing facilities, buildings and computer workstations in our service delivery centers, installation and maintenance, professional services including consulting, legal and other professional advisory services fees, utilities, transportation, travel expenses, taxes (excluding corporate income tax), penalties, fines and contingencies and impairment of assets, among others.

Operating profit/(loss)

Operating profit/(loss) consists principally of revenue and other operating income less operating expenses.

Finance income

Finance income consists principally of interest on cash surpluses, income from long-term monetary investments and gains on adjustment for fair value of financial instruments.

Finance costs

Finance costs consist principally of interest and other expenses paid on short- and long-term loans and borrowings, as well as interest and expenses on current account overdrafts and losses on adjustment for fair value of financial instruments.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) consists of gains and losses originating from currency exchange differences related to assets and liabilities denominated in foreign currencies.

Income tax expense

Income tax expense consists of the corporate income tax to be paid on our corporate profit, including deferred tax.

Profit/(Loss) for the period

Profit/(loss) for the period consists of total of profit/(loss) for the period from continuing operations and from discontinued operations.

Results of Operations

The tables below set forth our historical results of operations, other financial data and the percentage change between the periods ended December 31, 2011, 2012 and 2013 and June 30, 2013 and 2014. Due to the Acquisition, the financial data for the Successor period may not be comparable to that of the Predecessor period presented in the accompanying table. The unaudited Aggregated 2012 Financial Information is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012 and the corresponding data from the audited Successor financial statements for the one-month period from December 1, 2012 to December 31, 2012 appearing elsewhere in this prospectus. Prior to the Acquisition, the Predecessor financial statements were prepared on a combined carve-out basis from the Atento business of Telefónica. See Note 2 to the Predecessor financial statements. The allocations in Predecessor periods were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the Predecessor financial statements should not be relied upon as being representative of our financial position, results of operations or cash flows had we operated on a standalone basis. The financial data for the one-month period from December 1, 2012 to December 31, 2012 used in the preparation of the unaudited Aggregated 2012 Financial Information include the impact of the Acquisition on the results of operations derived from our new financing structure, the new basis of accounting for the assets acquired and the liabilities assumed and the costs incurred in connection with the Acquisition, which are mainly reflected in depreciation and amortization, other operating expenses and finance costs. This presentation of our unaudited Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period. The consolidated historical financial information for the six-months ended June 30, 2014 and 2013 presented below were derived from the Interim financial statements included elsewhere in this prospectus.

	Predecessor		Successor	Non-IFRS Aggregated			Successor
($ in millions, except percentage changes)	As of and for the year ended December 31, 2011	As of and for the period from Jan 1 – Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	Change %	Change excluding FX %	As of and for the year ended December 31, 2013	Change %	Change excluding FX %
				(unaudited)
Revenue	2,417.3	2,125.9	190.9	2,316.8	(4.2)	6.7	2,341.1	1.0	7.5
Other operating income	7.2	1.9	1.8	3.7	(48.6)	(44.4)	4.4	18.9	21.6
Own work capitalized	—	—	—	—	—	—	0.9	N.M.	N.M.
Operating expenses:
Supplies	(129.8)	(105.5)	(8.4)	(113.9)	(12.2)	(2.3)	(115.3)	1.2	6.8
Employee benefit expense	(1,701.9)	(1,482.8)	(126.7)	(1,609.5)	(5.4)	5.1	(1,643.5)	2.1	8.5
Depreciation and amortization	(78.5)	(78.1)	(7.5)	(85.6)	9.0	20.1	(129.0)	50.7	57.0
Changes in trade provisions	(2.7)	(13.9)	2.8	(11.1)	N.M.	N.M.	2.0	N.M.	N.M.
Other operating expenses	(356.0)	(283.7)	(95.3)	(379.0)	6.5	18.3	(355.6)	(6.2)	(0.6)
Total operating expenses	(2,268.9)	(1,964.0)	(235.1)	(2,199.1)	(3.1)	7.7	(2,241.4)	1.9	8.1
Operating profit/(loss)	155.6	163.8	(42.4)	121.4	(22.0)	(10.3)	105.0	(13.5)	(1.2)
Finance income	10.9	11.6	2.6	14.2	30.3	44.0	17.8	25.4	32.4
Finance costs	(19.2)	(23.5)	(8.7)	(32.2)	67.7	87.5	(135.1)	N.M.	N.M.
Net foreign exchange gain / (loss)	(2.8)	(1.0)	—	(1.0)	(64.3)	(50.0)	16.6	N.M.	N.M.
Net finance expense	(11.1)	(12.9)	(6.0)	(19.0)	71.2	95.5	(100.7)	N.M.	N.M.
Profit/(loss) before tax	144.5	150.9	(48.5)	102.4	(29.1)	(18.4)	4.3	(95.8)	(85.4)
Income tax expense	(54.9)	(60.7)	(8.1)	(68.8)	25.3	27.5	(8.3)	(87.9)	(82.7)
Profit/(loss) for the period	90.3	90.2	(56.6)	33.6	(62.8)	(47.0)	(4.0)	(111.9)	(90.8)
Profit/(loss) for the period from continuing operations	89.6	90.2	(56.6)	33.6	(62.5)	(46.5)	(4.0)	(111.9)	(90.8)
Profit after tax from discontinued operations	0.7	—	—	—	N.M.	N.M.	—	—	—
Non-controlling interests	(2.4)	(0.4)	—	(0.4)	(83.3)	N.M.	—	—	—
Profit/(loss) for the period attributable to equity holders of the parent	87.9	89.7	(56.6)	33.1	(62.3)	(46.0)	(4.0)	(112.1)	(90.6)
Other financial data:
EBITDA(1) (unaudited)	234.1	241.9	(34.9)	207.0	(11.6)	(0.1)	234.0	13.0	22.9
Adjusted EBITDA(1) (unaudited)	246.9	235.9	32.2	268.1	8.6	21.5	295.1	10.1	16.9

(1)	For a reconciliation to IFRS as issued by the IASB, see “Selected Historical Financial Information.”
N.M.	means not meaningful.

	Successor
($ in millions)	For the six months ended June 30, 2013	For the six months ended June 30, 2014	Change %	Change excluding FX %
	(unaudited)
Revenue	1,167.1	1,153.6	(1.2)	9.5
Other operating income	0.6	0.9	50.0	50.0
Own work capitalized	—	0.2	N.M.	N.M.
Other gains	—	34.9	N.M.	N.M.
Operating expenses:
Supplies	(46.1)	(52.1)	13.0	27.1
Employee benefit expense	(830.1)	(843.3)	1.6	12.4
Depreciation and amortization	(66.0)	(61.6)	(6.7)	0.9
Changes in trade provisions	2.2	(0.3)	N.M.	N.M.
Other operating expenses	(192.0)	(167.1)	(13.0)	(4.2)
Impairment charges	—	(32.9)	N.M.	N.M.
Total operating expenses	(1,131.9)	(1,157.3)	2.2	12.6
Operating profit	35.7	32.3	(9.5)	7.6
Finance income	8.9	7.1	(20.2)	(9.0)
Finance costs	(66.4)	(77.8)	17.2	21.8
Net foreign exchange gain / (loss)	(3.4)	3.6	N.M.	N.M.
Net finance expense	(60.9)	(67.1)	10.2	18.4
Loss before tax	(25.2)	(34.8)	38.1	33.7
Income tax benefit	2.1	10.5	N.M.	N.M.
Loss for the period	(23.1)	(24.3)	5.2	6.5
Loss for the period from continuing operations	(23.1)	(24.3)	5.2	6.5
Loss after tax from discontinued operations	—	—	—	—
Non-controlling interests	—	—	—	—
Loss for the period attributable to equity holders of the parent	(23.1)	(24.3)	5.2	6.5
Other financial data:
EBITDA(1) (unaudited)	101.7	93.9	(7.7)	3.2
Adjusted EBITDA(1) (unaudited)	123.9	131.6	6.2	16.1

(1)	For a reconciliation to IFRS as issued by the IASB, see “Selected Historical Financial Information.”

N.M. means not meaningful.

The following charts sets forth a breakdown of selected income statement items for the periods presented for our operations in Brazil, the Americas and EMEA.

	Predecessor		Successor	Non-IFRS Aggregated			Successor
($ in millions, except percentage changes)	As of and for the year ended December 31, 2011	As of and for the period from Jan 1 – Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	Change %	Change excluding FX %	As of and for the year ended December 31, 2013	Change %	Change excluding FX %
	(unaudited)		(unaudited)
Revenue:
Brazil	1,343.1	1,116.8	96.3	1,213.1	(9.7)	5.3	1,206.1	(0.6)	9.6
Americas	679.2	662.1	64.1	726.2	6.9	11.3	772.7	6.4	11.6
EMEA	396.7	347.8	30.7	378.5	(4.6)	3.2	363.1	(4.1)	(7.0)
Other and eliminations(1)	(1.7)	(0.8)	(0.2)	(1.0)	(41.2)	N.M.	(0.8)	(20.0)	N.M.
Total revenue	2,417.3	2,125.9	190.9	2,316.8	(4.2)	6.7	2,341.1	1.0	7.5
Operating expense:
Brazil	(1,238.6)	(1,025.4)	(84.4)	(1,109.8)	(10.4)	4.4	(1,113.6)	0.3	10.6
Americas	(615.5)	(602.6)	(52.4)	(655.0)	6.4	10.4	(705.9)	7.8	12.9
EMEA	(373.7)	(319.3)	(28.9)	(348.2)	(6.8)	0.8	(365.2)	4.9	1.7
Other and eliminations(1)	(41.1)	(16.7)	(69.4)	(86.1)	N.M.	N.M.	(56.7)	(34.1)	N.M.
Total operating expenses	(2,268.9)	(1,964.0)	(235.1)	(2,199.1)	(3.1)	7.7	(2,241.4)	1.9	8.1
Operating profit/(loss):
Brazil	108.2	91.2	12.3	103.5	(4.3)	11.9	94.8	(8.4)	1.0
Americas	65.0	62.7	11.7	74.4	14.5	20.0	67.6	(9.1)	(4.6)
EMEA	25.4	29.1	3.2	32.3	27.2	37.8	(0.1)	(100.3)	(100.3)
Other and eliminations(1)	(43.0)	(19.2)	(69.6)	(88.8)	N.M.	N.M.	(57.3)	(35.5)	N.M.
Total operating profit/(loss)	155.6	163.8	(42.4)	121.4	(22.0)	(10.3)	105.0	(13.5)	(1.2)
Net finance expense:
Brazil	(4.9)	(6.8)	(2.6)	(9.4)	91.8	N.M.	(43.9)	N.M.	N.M.
Americas	(4.8)	(2.7)	(2.7)	(5.4)	12.5	22.9	(3.9)	(27.8)	0.0
EMEA	(1.0)	(1.4)	(0.8)	(2.2)	N.M.	N.M.	(18.4)	N.M.	N.M.
Other and eliminations(1)	(0.4)	(2.0)	(0.0)	(2.0)	N.M.	N.M.	(34.5)	N.M.	N.M.
Total net finance expense	(11.1)	(12.9)	(6.0)	(19.0)	71.2	95.5	(100.7)	N.M.	N.M.
Income tax expense:
Brazil	(29.3)	(25.9)	27.5	1.6	N.M.	N.M.	(17.7)	N.M.	N.M.
Americas	(16.0)	(25.9)	(0.2)	(26.1)	63.1	68.1	(19.3)	(26.1)	(23.0)
EMEA	(6.9)	(8.2)	(0.6)	(8.8)	27.5	39.1	7.8	N.M.	N.M.
Other and eliminations(1)	(2.7)	(0.7)	(34.8)	(35.5)	N.M.	N.M.	20.9	N.M.	N.M.
Total income tax expense	(54.9)	(60.7)	(8.1)	(68.8)	25.3	27.5	(8.3)	(87.9)	(82.7)
Profit/(loss) for the period:
Brazil	74.1	58.6	37.3	95.9	29.4	54.1	33.2	(65.4)	(61.8)
Americas	44.2	34.1	8.8	42.9	(2.9)	2.3	44.4	3.5	6.1
EMEA	18.2	19.5	1.7	21.2	16.5	26.4	(10.7)	N.M.	N.M.
Other and eliminations(1)	(46.2)	(22.0)	(104.4)	(126.4)	N.M.	N.M.	(70.9)	(43.9)	N.M.
Total profit/(loss) for the period	90.3	90.2	(56.6)	33.6	(62.8)	(47.0)	(4.0)	N.M.	(90.8)
Other Financial Data:
EBITDA(2):
Brazil	145.7	126.9	15.7	142.7	(2.1)	14.4	150.7	5.6	16.5
Americas	95.1	92.2	14.5	106.7	12.2	17.1	115.3	8.1	11.7
EMEA	34.1	41.4	4.4	45.8	34.3	45.5	24.3	(46.9)	(48.7)
Other and eliminations(1)	(40.7)	(18.6)	(69.6)	(88.2)	N.M.	N.M.	(56.3)	(36.2)	N.M.
Total EBITDA (unaudited)	234.1	241.9	(34.9)	207.0	(11.6)	(0.1)	234.0	13.0	22.9
Adjusted EBITDA(2):
Brazil	141.3	128.7	16.4	145.1	2.7	19.8	161.1	11.0	21.4
Americas	95.1	94.2	19.2	113.4	19.2	24.7	118.4	4.4	7.8
EMEA	32.9	31.4	3.9	35.3	7.3	16.1	26.7	(24.4)	(26.6)
Other and eliminations(1)	(22.4)	(18.4)	(7.3)	(25.7)	14.7	N.M.	(11.1)	(56.8)	N.M.
Total Adjusted EBITDA (unaudited)	246.9	235.9	32.2	268.1	8.6	21.5	295.1	10.1	16.9

(1)	Includes holding company level revenue and expenses (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation to IFRS as issued by the IASB, see Note 20 to the Predecessor financial statements and Note 23 to the Successor financial statements.
N.M.	means not meaningful.

	Successor
	For the six months ended June 30,		Change %	Change excluding FX %
($ in millions)	2013	2014
	(unaudited)
Revenue:
Brazil	606.5	598.5	(1.3)	11.4
Americas	375.3	372.3	(0.8)	13.8
EMEA	185.6	183.1	(1.3)	(5.3)
Other and eliminations(1)	(0.3)	(0.3)	—	(33.3)
Total revenue	1,167.1	1,153.6	(1.2)	9.5
Operating expense:
Brazil	(570.7)	(556.5)	(2.5)	10.1
Americas	(352.0)	(348.9)	(0.9)	14.9
EMEA	(184.7)	(234.5)	27.0	21.9
Other and eliminations(1)	(24.5)	(17.4)	(29.0)	(31.8)
Total operating expenses	(1,131.9)	(1,157.3)	2.2	12.6
Operating profit/(loss):
Brazil	36.0	42.2	17.2	32.2
Americas	23.4	23.8	1.7	(0.4)
EMEA	1.2	(50.4)	N.M.	N.M.
Other and eliminations(1)	(24.9)	16.7	N.M.	N.M.
Total operating profit/(loss)	35.7	32.3	(9.5)	7.6
Net finance expense:
Brazil	(23.3)	(27.8)	19.3	34.8
Americas	(6.0)	(2.4)	(60.0)	(10.0)
EMEA	(11.3)	(7.0)	(38.1)	(40.7)
Other and eliminations(1)	(20.3)	(29.9)	47.3	40.9
Total net finance expense	(60.9)	(67.1)	10.2	18.4
Income tax benefit:
Brazil	(4.3)	(4.8)	11.6	25.6
Americas	(10.4)	(7.7)	(26.0)	(27.9)
EMEA	6.7	16.3	N.M.	N.M.
Other and eliminations(1)	10.1	6.8	(32.7)	(36.6)
Total income tax benefit	2.1	10.5	N.M.	N.M.
Profit/(loss) for the period:
Brazil	8.4	9.6	14.3	28.6
Americas	7.1	13.6	91.5	46.5
EMEA	(3.4)	(41.2)	N.M.	N.M.
Other and eliminations(1)	(35.2)	(6.3)	(82.1)	(82.7)
Loss for the period	(23.1)	(24.3)	5.2	6.5
Other financial data:
EBITDA(2):
Brazil	65.8	70.0	6.4	20.1
Americas	47.3	45.4	(4.0)	(0.8)
EMEA	13.2	(38.8)	N.M.	N.M.
Other and eliminations(1)	(24.5)	17.3	N.M.	N.M.
Total EBITDA (unaudited)	101.7	93.9	(7.7)	3.2
Adjusted EBITDA(2):
Brazil	67.9	76.9	13.3	27.8
Americas	49.0	49.6	1.2	6.3
EMEA	13.4	10.9	(18.7)	(21.6)
Other and eliminations(1)	(6.4)	(5.8)	(9.4)	(12.5)
Total Adjusted EBITDA (unaudited)	123.9	131.6	6.2	16.1

(1)	Includes holding company level revenue and expenses (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation to IFRS as issued by the IASB, see Note 6 to the Interim financial statements.

N.M. means not meaningful.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenue

Revenue increased by $24.3 million, or 1.0%, from $2,316.8 million for the year ended December 31, 2012 to $2,341.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, revenue increased by 7.5%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 4.7%, driven primarily by strong performance in Brazil and the Americas, which was partially offset by adverse macro-economic conditions in Spain. Revenue from non-Telefónica clients increased by 10.3%, excluding the impact of foreign exchange, principally due to strong market growth in Brazil and the Americas and contract wins with existing and new customers.

The following chart sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2012 and December 31, 2013 and as a percentage of total revenue and the percentage change between periods and net of foreign exchange effects.

	For the year ended December 31,
	Non-IFRS Aggregated 2012 (unaudited)		2013 (Successor)		Change	Change excluding FX
	$	(%)	$	(%)	(%)	(%)
($ in millions)
Brazil	1,213.1	52.4	1,206.1	51.5	(0.6)	9.6
Americas	726.2	31.3	772.7	33.0	6.4	11.6
EMEA	378.5	16.3	363.1	15.5	(4.1)	(7.0)
Other and eliminations(1)	(1.0)	—	(0.8)	—	(20.0)	N.M.
Total	2,316.8	100	2,341.1	100	1.0	7.5

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2012 and December 31, 2013 was $1,213.1 million and $1,206.1 million, respectively. Revenue decreased in Brazil by $7.0 million, or 0.6%. Excluding the impact of foreign exchange, revenue increased by 9.6%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 9.9%, principally due to increases in the price of our services, volume growth in existing services, and the introduction of new services. Revenue from non-Telefónica clients increased by 9.4%, excluding the impact of foreign exchange, principally attributable to price increases, volume growth in existing services, the introduction of new services, primarily in the financial sector, and new customers in the telecommunications and financial sectors.

Americas

Revenue in the Americas for the years ended December 31, 2012 and December 31, 2013 was $726.2 million and $772.7 million, respectively. Revenue increased in the Americas by $46.5 million, or 6.4%. Excluding the impact of foreign exchange, revenue increased by 11.6%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 8.5%, with solid performance in most markets, which was partially offset by a decrease in revenue in Chile as a result of the implementation of a new service delivery model by Telefónica during 2012 and 2013. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 14.8% with a strong performance across all markets.

EMEA

Revenue in EMEA for the years ended December 31, 2012 and December 31, 2013 was $378.5 million and $363.1 million, respectively. Revenue decreased in EMEA by $15.4 million, or 4.1%. Excluding the impact of foreign exchange, revenue decreased by 7.0%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies decreased by 10.8% principally due to a decrease in volume of sales in Spain, driven by adverse macro-economic conditions. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 1.7% driven by the expansion of multi-sector private clients.

Other operating income

Other operating income increased by $0.7 million, or 18.9%, from $3.7 million for the year ended December 31, 2012 to $4.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, other operating income increased by 21.6%, principally due to income derived from insurance recovery in Brazil.

Total operating expenses

Total operating expenses increased by $42.3 million, or 1.9%, from $2,199.1 million for the year ended December 31, 2012 to $2,241.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses increased by 8.1%, principally due to increases in employee benefit expenses and to greater depreciation and amortization expense. As a percentage of revenue, operating expenses constituted 94.9% and 95.7% for the years ended December 31, 2012 and 2013, respectively.

The $42.3 million increase in operating expenses resulted from the following components:

Supplies: Supplies increased by $1.4 million, or 1.2%, from $113.9 million for the year ended December 31, 2012 to $115.3 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, supplies expense increased by 6.8%, principally as a result of general growth in our business. As a percentage of revenue, supplies constituted 4.9% for each of the years ended December 31, 2012 and 2013.

Employee benefits expenses: Employee benefits expenses increased by $34.0 million, or 2.1%, from $1,609.5 million for the year ended December 31, 2012 to $1,643.5 million for the year ended December 31, 2013. As a percentage of our revenue, employee benefits expenses constituted 69.5% and 70.2% for the years ended December 31, 2012 and December 31, 2013, respectively. Excluding the impact of foreign exchange, employee benefits expenses increased by 8.5%. Adjusting for restructuring expenses between 2013 and 2012 of $12.8 million and $8.6 million, respectively, and the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain, employee benefits expenses increased by 7.5% in constant currency, which was broadly in line with the increase in revenue. This increase in employee benefits expenses was principally due to the growth of our business, as we increased the average number of employees from 150,248 in 2012 to 155,832 in 2013, or 3.7%, as well as higher wages.

Depreciation and amortization: Depreciation and amortization expense increased by $43.4 million, or 50.7%, from $85.6 million for the year ended December 31, 2012 to $129.0 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 57.0%, principally due to a $40.7 million increase in amortization charges derived from the recognition of customer relationship intangible assets in connection with the Acquisition.

Changes in trade provisions: Changes in trade provisions improved by $13.1 million, from a negative change of $11.1 million for the year ended December 31, 2012 to positive change of $2.0 million for the year ended December 31, 2013, principally due to improved collections on receivables we had previously impaired. As a percentage of revenue, changes in trade provisions constituted 0.5% and (0.1)% for the years ended December 31, 2012 and 2013, respectively.

Other operating expenses: Other operating expenses decreased by $23.4 million, or 6.2%, from $379.0 million for the year ended December 31, 2012 to $355.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, other operating expenses decreased by 0.6%, principally due to

(i) expenses recorded in 2012 related to the Acquisition, which amounted to $62.6 million and did not recur in 2013; (ii) general cost efficiencies and savings in most of the countries in which we operate; and (iii) which were partially offset by integration-related costs, including consultancy and professional fees, associated with the change of ownership of the Atento Group, amounting to $27.9 million. We had $124.6 million in expenses for operating leases for the year ended December 31, 2012 as compared to $118.3 million in expenses for operating leases for the year ended December 31, 2013. As a percentage of revenue, other operating expenses constituted 16.4% and 15.2% for the years ended December 31, 2012 and 2013, respectively.

Brazil

Total operating expenses in Brazil increased $3.8 million, or 0.3%, from $1,109.8 million for the year ended December 31, 2012 to $1,113.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 10.6%. Operating expenses as a percentage of revenue in Brazil increased from 91.5% to 92.3%. This increase was principally due to increased amortization charges derived from the recognition of customer relationship intangible assets in connection with the Acquisition by approximately $18.9 million or 1.6% of revenues.

Americas

Total operating expenses in the Americas increased $50.9 million, or 7.8%, from $655.0 million for the year ended December 31, 2012 to $705.9 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 12.9%. Operating expenses as a percentage of revenue increased in the Americas from 90.2% to 91.4%. The increase in operating expenses as a percentage of revenue in the Americas was principally due to an increase in the amortization charges of $12.2 million derived from the recognition of customer relationship intangible assets in connection with the Acquisition. This increase in 2013 was partially offset by severance payments of senior management in Mexico incurred in the amount of $2.2 million in 2012, which did not recur during 2013.

EMEA

Total operating expenses in EMEA increased by $17.0 million, or 4.9%, from $348.2 million for the year ended December 31, 2012 to $365.2 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 1.7%. Operating expenses as a percentage of revenue in EMEA increased from 92.0% to 100.6% as a result of declining revenues mainly in Spain with Telefónica and increase in amortization of intangibles of $9.5 million. Excluding this impact, operating expenses as a percentage of revenue in EMEA represented 98.0%.

Operating profit

Operating profit decreased by $16.4 million, or 13.5%, from $121.4 million for the year ended December 31, 2012 to $105.0 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit decreased by 1.2%. As a percentage of revenue, operating profit margin decreased from 5.2% for the year ended December 31, 2012 to 4.5% for the year ended December 31, 2013 primarily driven by the increased amortization charges derived from the recognition of customer relationship intangible assets in connection with the Acquisition for $40.7 million. Excluding this impact, operating profit margin would have increased to 6.2%, driven mainly by continued focus on reducing fixed costs and expenses recorded in 2012 related to the Acquisition which did not recur in 2013, partially offset by our integration costs in 2013.

Brazil

Operating profit in Brazil decreased by $8.7 million, or 8.4%, from $103.5 million for the year ended December 31, 2012 to $94.8 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit increased by 1.0%. Operating profit margin in Brazil decreased from 8.5% for the year ended December 31, 2012 to 7.9% for the year ended December 31, 2013. The decrease in operating profit margin in Brazil was principally due to increased amortization charges associated with the customer portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, operating profit margin would have increased to 9.4% in 2013.

Americas

Operating profit in the Americas decreased by $6.8 million, or 9.1%, from $74.4 million for the year ended December 31, 2012 to $67.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit in the Americas decreased by 4.6%. Operating profit margin in the Americas decreased from 10.2% for the year ended December 31, 2012 to 8.7% for the year ended December 31, 2013. The decrease in operating profit margin in Americas was principally attributable to increased amortization charges associated with the customer portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, operating profit margin would have increased to 10.3% in 2013, in line with 2012 operating profit margin.

EMEA

Operating profit in EMEA decreased by $32.4 million, or 100.3%, from $32.3 million for the year ended December 31, 2012 to $(0.1) million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit decreased by 100.3%. Operating profit margin in EMEA decreased from 8.5% for the year ended December 31, 2012 to no margin for the year ended December 31, 2013. The decrease in operating profit in EMEA was principally due to the decrease in the volume of sales to Telefónica due to adverse macro-economic conditions in Spain and the increased amortization charges associated with the client portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, operating profit margin in 2013 would have decreased to 2.6%.

Finance income

Finance income increased by $3.6 million, or 25.4%, from $14.2 million for the year ended December 31, 2012 to $17.8 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, finance income increased by 32.4%. This increase is principally due to an increase in cash, deposits and short term financial investments.

Finance costs

Finance costs increased by $102.9 million, from $32.2 million for the year ended December 31, 2012 to $135.1 million for the year ended December 31, 2013. This increase is principally due to higher interest costs in connection with the Acquisition related financings and changes in fair value of hedge instruments.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) increased by $17.6 million, from a loss of $1.0 million for the year ended December 31, 2012 to a gain of $16.6 million for the year ended December 31, 2013. This increase is principally due to exchange gains from liabilities denominated in foreign currency held by certain intermediate holding companies as a result of the depreciation of these currencies against the U.S. dollar.

Income tax expense

Income tax expense for the years ended December 31, 2012 and December 31, 2013 was $68.8 million and $8.3 million, respectively, decreasing by $60.5 million, or 87.9%. Excluding the impact of foreign exchange, income tax expense decreased by 82.7% primarily as a result of the tax deductibility of goodwill amortization in Brazil and interest expenses. The aggregate effective tax rate in both 2013 and 2012 is distorted because of the contribution of losses in the holding companies to our profit before tax. Adjusting for this effect, the aggregate rate excluding the Group’s holding companies in 2013 is 30% compared to 33% for the year ended December 31, 2012.

Profit/(loss) for the period

Profit/(loss) for the years ended December 31, 2012 and December 31, 2013 was $33.6 million and $(4.0) million, respectively. Excluding the impact of foreign exchange, profit margin decreased from 1.5% in 2012 to 0.1% in 2013 as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $27.0 million, or 13.0%, from $207.0 million for the year ended December 31, 2012 to $234.0 million for the year ended December 31, 2013. Adjusted EBITDA increased by $27.0 million, or 10.1%, from $268.1 million for the year ended December 31, 2012 to $295.1 million for the year ended December 31, 2013. Additionally, the increase in EBITDA in 2013 is positively higher than in 2012, impacted by the decrease in Acquisition and integration related costs from $62.6 million in 2012 to $29.3 million in 2013. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items which are not related to our core results of operations. See the “Selected Historical Financial Information” section for reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 22.9% and 16.9%, respectively. The increase in EBITDA and Adjusted EBITDA is principally due to the growth in revenue and cost efficiencies in many of the countries in which we operate.

Brazil

EBITDA in Brazil increased by $8.0 million, or 5.6%, from $142.7 million for the year ended December 31, 2012 to $150.7 million for the year ended December 31, 2013. Adjusted EBITDA in Brazil increased by $16.0 million, or 11.0%, from $145.1 million for the year ended December 31, 2012 to $161.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 16.5% and 21.4%, respectively. The increase in EBITDA is principally due to the growth in revenue.

Americas

EBITDA in Americas increased by $8.6 million, or 8.1%, from $106.7 million for the year ended December 31, 2012 to $115.3 million for the year ended December 31, 2013. Adjusted EBITDA in Americas increased by $5.0 million, or 4.4%, from $113.4 million for the year ended December 31, 2012 to $118.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 11.7% and 7.8%, respectively. The increase in EBITDA and Adjusted EBITDA is principally due to the growth in revenue and cost efficiencies. Additionally, the growth in EBITDA in 2013 is positively influenced by the decrease in costs related to the Acquisition.

EMEA

EBITDA in EMEA decreased by $21.5 million, or 46.9%, from $45.8 million for the year ended December 31, 2012 to $24.3 million for the year ended December 31, 2013. Adjusted EBITDA in EMEA decreased by $8.6 million, or 24.4%, from $35.3 million for the year ended December 31, 2012 to $26.7 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased by 48.7% and 26.6%, respectively. The decrease in EBITDA is principally due to the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain, which did not recur in 2013, as well as reduced work volume with Telefónica.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenue

Revenue decreased by $100.5 million, or 4.2%, from $2,417.3 million for the year ended December 31, 2011 to $2,316.8 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, revenue increased by 6.7%. Excluding the impact of foreign exchange, revenue from Telefónica companies increased by 3.8%, driven primarily by solid performance in the Americas, partially offset by adverse economic conditions in Spain. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 9.7%, principally due to strong growth in Brazil and the full year impact of owning the directory business in Spain, acquired from Telefónica in September 2011.

The following chart sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2011 and December 31, 2012 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
	2011 (Predecessor)		Non-IFRS Aggregated 2012 (unaudited)		Change	Change excluding FX
	$	(%)	$	(%)	(%)	(%)
($ in millions, except percentage changes)
Brazil	1,343.1	55.6	1,213.1	52.4	(9.7)	5.3
Americas	679.2	28.1	726.2	31.3	6.9	11.3
EMEA	396.7	16.4	378.5	16.3	(4.6)	3.2
Other and eliminations(1)	(1.7)	(0.1)	(1.0)	—	(41.2)	N.M.
Total	2,417.3	100	2,316.8	100	(4.2)	6.7

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2011 and December 31, 2012 was $1,343.1 million and $1,213.1 million, respectively. Revenue decreased in Brazil by $130.0 million, or 9.7%. Excluding the foreign exchange impact, revenue increased by 5.3% over this period. Excluding the impact of foreign exchange, revenue from Telefónica companies decreased by 2.3%, principally due to price reductions in the fourth quarter of 2011 while under Telefónica ownership, which impacted results in 2012. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 11.9% over this period, principally due to price increases, volume growth and the introduction of new services, primarily in the financial services sector.

Americas

Revenue in the Americas for the years ended December 31, 2011 and December 31, 2012 was $679.2 million and $726.2 million, respectively. Revenue increased in the Americas by $47.0 million, or 6.9%. Excluding the impact of foreign exchange, revenue increased by 11.3%. Excluding the impact of foreign exchange, revenue from Telefónica companies increased by 20.9% over this period with growth in most markets, except in Chile, which decreased primarily as a result of the implementation of a new service delivery model by Telefónica during 2012. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 2.8%.

EMEA

Revenue in EMEA for the years ended December 31, 2011 and December 31, 2012 was $396.7 million and $378.5 million, respectively. Revenue decreased in EMEA by $18.2 million, or 4.6%. Excluding the foreign exchange impact, revenue increased by 3.2%. Excluding the foreign exchange impact, revenue from Telefónica companies decreased by 2.0% principally due to a decrease in volume of sales in Spain, driven by adverse macro-economic conditions. Revenue from non-Telefónica clients increased by 17.6%, excluding the impact of foreign exchange, principally due to the revenue impact of the directory business acquired from Telefónica in September 2011.

Other operating income

Other operating income decreased by $3.5 million, or 48.6%, from $7.2 million for the year ended December 31, 2011 to $3.7 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, other operating income decreased by 44.4%, principally due to income from the disposal of fixed assets in 2011 which did not recur in 2012.

Total operating expenses

Total operating expenses decreased by $69.8 million, or 3.1%, from $2,268.9 million for the year ended December 31, 2011 to $2,199.1 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating expenses increased by 7.7%. As a percentage of revenue, operating expenses constituted 93.9% and 94.9% for the year ended December 31, 2011 and 2012, respectively. This increase is principally due to expenses related to the Acquisition in 2012 of $62.6 million, partially offset by the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain. Adjusting for both of these items operating expenses as a percentage of revenues would have constituted 92.7%, a decrease of 2.2%.

The $69.8 million decrease in operating expenses resulted from the following components:

Supplies: Supplies decreased by $15.9 million, or 12.2%, from $129.8 million for the year ended December 31, 2011 to $113.9 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, supplies expense decreased by 2.3%. This decrease is principally driven by declining costs of leasing workspaces at service delivery centers owned by our clients. As a percentage of revenue, supplies constituted 5.4% and 4.9% for the year ended December 31, 2011 and 2012, respectively.

Employee benefits expenses: Employee benefits expenses decreased by $92.4 million, or 5.4%, from $1,701.9 million for the year ended December 31, 2011 to $1,609.5 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, employee benefits expenses increased by 5.1%. This increase in employee benefits expenses was principally due to the growth of our business, as we increased the average number of employees from 147,042 to 150,248, or 2.2%, and wage inflation, partially offset by the benefit of Plano Brasil Maior tax exemption. This increase was partially offset by the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain. As a percentage of our revenue, employee benefits expenses constituted 70.4% and 69.5% for the years ended December 31, 2011 and December 31, 2012, respectively.

Depreciation and amortization: Depreciation and amortization expense increased by $7.1 million, or 9.0%, from $78.5 million for the year ended December 31, 2011 to $85.6 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 20.1%, principally due to the full year impact of the acquisition of a directory business from Telefónica in September 2011, as well as additional investments.

Changes in trade provisions: Changes in trade provisions increased by $8.4 million, from a negative change of $2.7 million for the year ended December 31, 2011 to a negative change of $11.1 million for the year ended December 31, 2012. This increase was principally due to the introduction in connection with the Acquisition of a more conservative policy for impairment of trade receivables in 2012. As a percentage of revenue, changes in trade provisions constituted 0.1% and 0.5% for the year ended December 31, 2011 and 2012.

Other operating expenses: Other operating expenses increased by $23.0 million, or 6.5%, from $356.0 million for the year ended December 31, 2011 to $379.0 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, other operating expenses increased by 18.3%, principally due to expenses related to the Acquisition incurred in 2012 that amounted to $62.6 million, partially offset by the impairment in 2011 of the Caribú Project, an intangible asset acquired in 2009 as more fully described in Note 6 to the Predecessor financial statements. We had $138.0 million in expenses for operating leases for the year ended December 31, 2011 as compared to $124.6 million in expenses for operating leases for the year ended December 31, 2012. As a percentage of revenue, other operating expenses constituted 14.7% and 16.4% for the year ended December 31, 2011 and 2012. Excluding the impact of Acquisition costs incurred at the end of 2012, other operating expenses, as a percentage of revenue, constituted 13.7% for the year ended December 31, 2012.

Brazil

Total operating expenses in Brazil decreased $128.8 million, or 10.4%, from $1,238.6 million for the year ended December 31, 2011 to $1,109.8 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 4.4%, which was broadly in line with revenues. Operating expenses as a percentage of revenue decreased from 92.2% to 91.5%. The increase in operating expenses in Brazil was principally due to an increase in costs related to the growth of our business, which was primarily comprised of salaries and benefits expenses, telecommunication and rent and maintenance call center expenses, as well as improved customer mix and strong focus on costs.

Americas

Total operating expenses in the Americas increased $39.5 million, or 6.4%, from $615.5 million for the year ended December 31, 2011 to $655.0 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 10.4% in line with revenues. Operating expenses as a percentage of revenue decreased from 90.6% to 90.2%.

EMEA

Total operating expenses in EMEA decreased $25.5 million, or 6.8%, from $373.7 million for the year ended December 31, 2011 to $348.2 million for the year ended December 31, 2012. Operating expenses as a percentage of revenue decreased from 94.2% to 92.0%. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 0.8%. The change in operating expenses in EMEA was attributable to the expansion of the business, which was offset by the positive impact of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain.

Operating profit

Operating profit decreased $34.2 million, or 22.0%, from $155.6 million for the year ended December 31, 2011 to $121.4 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating profit decreased by 10.3%. Operating profit margin decreased from 6.4% for the year ended December 31, 2011 to 5.2% for the year ended December 31, 2012. The decrease in operating profit for the period was principally due to expenses related to the Acquisition, which amounted to $62.6 million, partially offset by strong business performance in all of our segments, as well as the positive impact of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain. Excluding the impact of the Acquisition related expenses and the offset of the provision release, operating profit margin would be 7.5%.

Brazil

Operating profit in Brazil decreased $4.7 million, or 4.3%, from $108.2 million for the year ended December 31, 2011 to $103.5 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating profit increased by 11.9% in 2012. Operating profit margin in Brazil increased from 8.1% for the year ended December 31, 2011 to 8.5% for the year ended December 31, 2012. The increase in operating profit in Brazil for the period was principally due to growth in our revenue, improved customer mix and strong focus on costs.

Americas

Operating profit in the Americas increased $9.4 million, or 14.5%, from $65.0 million for the year ended December 31, 2011 to $74.4 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating profit in Americas increased by 20.0% in 2012. Operating profit margin in the Americas increased from 9.6% for the year ended December 31, 2011 to 10.2% for the year ended December 31, 2012. The increase in operating profit in the Americas was principally due to the strong revenue growth.

EMEA

Operating profit in EMEA increased $6.9 million, or 27.2%, from $25.4 million for the year ended December 31, 2011 to $32.3 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, operating profit in EMEA increased by 37.8% in 2012. Operating profit margin in EMEA increased from 6.4% for the year ended December 31, 2011 to 8.5% for the year ended December 31, 2012. The increase in operating profit in EMEA for the period was principally due to the acquisition of a directory business from Telefónica in September 2011 and the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better than expected outcome of the collective bargaining agreement negotiation in Spain. Excluding the impact of the provision release, the operating profit margin would be 5.5%.

Finance income

Finance income increased by $3.3 million, or 30.3%, from $10.9 million for the year ended December 31, 2011 to $14.2 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, finance income increased by 44.0%. This increase was principally due to an increase in cash, deposits and short term investments.

Finance costs

Finance costs increased by $13.0 million, or 67.7%, from $19.2 million for the year ended December 31, 2011 to $32.2 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, finance costs increased by 87.5%. The increase was principally due to higher interest payments made in respect to the syndicated loan agreement entered into by Atento in 2011 and associated interest rate swaps termination costs, and higher costs in connection with the new Acquisition related financing for the month of December 2012.

Net foreign exchange gain/(loss)

Net foreign exchange loss decreased by $1.8 million, or 64.3%, from a loss of $2.8 million for the year ended December 31, 2011 to a loss of $1.0 million for the year ended December 31, 2012. This improvement is principally due to the exchange gains originated by receivables denominated in foreign currency held by European subsidiaries and to the positive effect of the fluctuation of the Mexican Peso, partially offset by the negative effect of the fluctuation of the Argentinean Peso against the U.S. dollar.

Income tax expense

Income tax expense for the years ended December 31, 2011 and December 31, 2012 was $54.9 million and $68.8 million, respectively, increasing by $13.9 million, or 25.3%. Excluding the impact of foreign exchange, income tax increased by 27.5%. The aggregated effective tax rate of the year ended December 31, 2012 is distorted because of the contribution of losses in the holding companies to our profit before tax. Adjusting for this effect, the average effective tax rate for the year ended December 31, 2012, excluding this effect, was 33%, while the average effective tax rate of the year ended December 31, 2011 was 38%. The decrease was primarily due to the reduction of the non-deductible expenses.

Profit for the period

Profit for the years ended December 31, 2011 and December 31, 2012 was $90.3 million and $33.6 million, respectively. Excluding the impact of foreign exchange, profit margin decreased from 3.7% in 2011 to 1.9% in 2012 as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $27.1 million, or 11.6%, from $234.1 million for the year ended December 31, 2011 to $207.0 million for the year ended December 31, 2012. Adjusted EBITDA increased by $21.2 million, or 8.6%, from $246.9 million for the year ended December 31, 2011 to $268.1 million for the year ended December 31, 2012. The increase in Adjusted EBITDA is principally due to cost efficiencies and revenue growth in the Americas. The difference between EBITDA and Adjusted EBITDA is due to exclusion of items that are not related to core operating results. The items excluded in the calculation of Adjusted EBITDA are Acquisition related costs, restructuring costs, assets impairments and other, and disposal of fixed assets. See “Selected Historical Financial Information” section for a reconciliation of EBITDA and Adjusted EBITDA to profit (loss). Excluding the impact of foreign exchange, EBITDA decreased by 0.1% and Adjusted EBITDA increased by 21.5%.

Brazil

EBITDA in Brazil decreased by $3.0 million, or 2.1%, from $145.7 million for the year ended December 31, 2011 to $142.7 million for the year ended December 31, 2012. Adjusted EBITDA in Brazil increased by $3.8 million, or 2.7%, from $141.3 million for the year ended December 31, 2011 to $145.1 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 14.4% and 19.8%, respectively. The increase in EBITDA is principally due to strong growth in our non-Telefónica client relationships and cost efficiencies.

Americas

EBITDA in Americas increased by $11.6 million, or 12.2%, from $95.1 million for the year ended December 31, 2011 to $106.7 million for the year ended December 31, 2012. Adjusted EBITDA in Americas increased by $18.3 million, or 19.2%, from $95.1 million for the year ended December 31, 2011 to $113.4 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 17.1% and 24.7%, respectively. The increase in EBITDA and Adjusted EBITDA was principally due to strong revenue growth due to increase in work volume within existing clients, including Telefónica, expansion of client portfolio, and new services offered to clients.

EMEA

EBITDA in EMEA increased by $11.7 million, or 34.3%, from $34.1 million for the year ended December 31, 2011 to $45.8 million for the year ended December 31, 2012. Adjusted EBITDA in EMEA increased by $2.4 million, or 7.3%, from $32.9 million for the year ended December 31, 2011 to $35.3 million for the year ended December 31, 2012. Excluding the impact of foreign exchange, EBITDA increased by 45.5% and Adjusted EBITDA increased by 16.1%. The increase in EBITDA is principally due to the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain and the acquisition of a directory business from Telefónica in September 2011.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2014

Revenue

Revenue decreased by $13.5 million, or 1.2%, from $1,167.1 million for the six months ended June 30, 2013 to $1,153.6 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, revenue increased by 9.5%. Excluding the impact of foreign exchange, revenue from Telefónica companies increased by 5.2%, driven primarily by solid performance in the Americas and, in particular, in Chile due to the new business model implementation during 2013 and the introduction of new services in Brazil. This positive performance in the Americas and Brazil largely offset the reduction in EMEA caused by adverse economic conditions in Spain. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 13.7% due to the strong double digit growth in all the regions.

The following chart sets forth a breakdown of revenue based on geographical region for the six months ended June 30, 2013 and June 30, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the six months ended June 30,
	2013 (unaudited)		2014 (unaudited)		Change	Change excluding FX
	$	(%)	$	(%)	(%)	(%)
($ in millions)
Brazil	606.5	52.0	598.5	51.9	(1.3)	11.4
Americas	375.3	32.1	372.3	32.2	(0.8)	13.8
EMEA	185.6	15.9	183.1	15.9	(1.3)	(5.3)
Other and eliminations(1)	(0.3)	—	(0.3)	—	—	(33.3)
Total	1,167.1	100	1,153.6	100	(1.2)	9.5

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the six months ended June 30, 2013 and June 30, 2014 was $606.5 million and $598.5 million, respectively. Revenue decreased in Brazil by $8.0 million, or 1.3%. Excluding the foreign exchange impact, revenue increased by 11.4% over this period. Excluding the impact of foreign exchange, revenue from Telefónica companies increased by 9.1%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 13.2% over this period, principally due to volume growth and the introduction of new services with current clients, primarily in the financial services sector, in addition to the capture of new clients.

Americas

Revenue in the Americas for the six months ended June 30, 2013 and June 30, 2014 was $375.3 million and $372.3 million, respectively. Revenue decreased in the Americas by $3.0 million, or 0.8%. Excluding the impact of foreign exchange, revenue increased by 13.8%. Excluding the impact of foreign exchange, revenue from Telefónica companies increased by 13.0% over this period, with strong performance across the region and in particular in Chile thanks to the positive impact of the implementation of the new business model with Telefónica during 2013. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 14.7%, with growth in most of the markets with current clients and also through new clients.

EMEA

Revenue in EMEA for the six months ended June 30, 2013 and June 30, 2014 was $185.6 million and $183.1 million, respectively. Revenue decreased in EMEA by $2.5 million, or 1.3%. Excluding the foreign exchange impact, revenue decreased by 5.3%. Excluding the foreign exchange impact, revenue from Telefónica companies decreased by 14.1% principally due to a decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients increased by 13.4%, excluding the impact of foreign exchange, principally due to new clients in Spain.

Other operating income

Other operating income increased by $0.3 million, or 50.0%, from $0.6 million for the six months ended June 30, 2013 to $0.9 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, other operating income increased by 50.0% principally due to the subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the MSA with Telefónica, which required the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.9 million for the six months ended June 30, 2014).

Total operating expenses

Total operating expenses increased by $25.4 million, or 2.2%, from $1,131.9 million for the six months ended June 30, 2013 to $1,157.3 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating expenses increased by 12.6%. As a percentage of revenue, operating expenses constituted 97.0% and 100.3% for the six months ended June 30, 2013 and 2014, respectively. This increase is principally due to the impairment charges recognized and increases in employee benefit expenses due to restructuring costs. Adjusting for both of these items, operating expenses as a percentage of revenues would have constituted 95.6%, a decrease of 4.7% for the six months ended June 30, 2014.

The $25.4 million increase in operating expenses during the six months ended June 30, 2014 resulted from the following components:

Supplies: Supplies increased by $6.0 million, or 13.0%, from $46.1 million for the six months ended June 30, 2013 to $52.1 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, supplies expense increased by 27.1%. The increase is principally explained by growth in Brazil and Mexico as well as a reclassification of costs previously booked as Other Operating Costs and now booked as Supplies, which were partially offset by a decrease in the EMEA region as a result of lower activity. As a percentage of revenue, supplies constituted 3.9% and 4.5% for the six months ended June 30, 2013 and 2014, respectively.

Employee benefits expenses: Employee benefits expenses increased by $13.2 million, or 1.6%, from $830.1 million for the six months ended June 30, 2013 to $843.3 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, employee benefits expenses increased by 12.4%. This increase in employee benefits expenses was principally due to the restructuring expenses in Spain, Argentina and Chile. This increase was partially offset by operational efficiencies generated. Adjusting for restructuring expenses of $21.6 million and excluding the impact of foreign exchange, employee benefits expenses would have increased by 9.7%. As a percentage of our revenue, employee benefits expenses constituted 71.1% and 73.1% for the six months ended June 30, 2013 and 2014, respectively. Adjusting for restructuring expenses, employee benefits expenses as a percentage of revenue would have constituted 71.0% and 71.2% for the six months ended June 30, 2013 and 2014, respectively. Adjusting for restructuring expenses and excluding the impact of foreign exchange, employee benefits expense as a percentage of revenue would have constituted 71.2%. The headcount reduction plan in Spain will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España, S.A.U. We expect to substantially complete the headcount reduction plan by the fourth quarter of 2014.

Depreciation and amortization: Depreciation and amortization expense decreased by $4.4 million, or 6.7%, from $66.0 million for the six months ended June 30, 2013 to $61.6 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 0.9%, principally due to the usual investments of the business.

Changes in trade provisions: Changes in trade provisions decreased by $2.5 million, from a positive change of $2.2 million for the six months ended June 30, 2013 to a negative change of $0.3 million for the six months ended June 30, 2014. This decrease was principally due to the collection, in 2013, of some receivables that had been previously impaired. As a percentage of revenue, changes in trade provisions constituted 0.2% and 0.0% for the six months ended June 30, 2013 and 2014.

Other operating expenses: Other operating expenses decreased by $24.9 million, or 13.0%, from $192.0 million for the six months ended June 30, 2013 to $167.1 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, other operating expenses decreased by 4.2%, principally due to cost efficiencies and ramp-down of non-core acquisition and integration costs. As a percentage of revenue, other operating expenses constituted 16.5% and 14.5% for the six months ended June 30, 2013 and 2014, respectively.

Impairment charges: As of June 30, 2014, we performed an impairment test on the carrying amount of customer relationship intangible assets, goodwill and property, plant and equipment given the amendment to the MSA which impacted the amount of expected revenue and also considering the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $28.0 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA. Impairment charges of $1.1 million of goodwill in Spain and of $3.8 million of goodwill in the Czech Republic were recognized during the first six months of 2014 as a result of this impairment test.

Brazil

Total operating expenses in Brazil decreased by $14.2 million, or 2.5%, from $570.7 million for the six months ended June 30, 2013 to $556.5 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 10.1%, which was slightly below revenue growth. Operating expenses as a percentage of revenue decreased from 94.1% to 93.0%. The decrease in operating expenses in Brazil as a percentage of sales was principally due to cost efficiencies in addition to higher costs incurred in 2013 because of the introduction of new Telefónica services.

Americas

Total operating expenses in the Americas decreased by $3.1 million, or 0.9%, from $352.0 million for the six months ended June 30, 2013 to $348.9 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 14.9%, in line with the increase in revenues. Operating expenses as a percentage of revenue decreased from 93.8% to 93.7% in the six months ended June 30, 2014.

EMEA

Total operating expenses in EMEA increased by $49.8 million, or 27.0%, from $184.7 million for the six months ended June 30, 2013 to $234.5 million for the six months ended June 30, 2014. Operating expenses as a percentage of revenue increased from 99.5% to 128.1%. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 21.9%. The change in operating expenses in EMEA in the six months ended June 30, 2014 was attributable to impairment charges and restructuring costs.

Operating profit

Operating profit decreased by $3.4 million, or 9.5%, from $35.7 million for the six months ended June 30, 2013 to $32.3 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating profit increased by 7.6%. Operating profit margin decreased from 3.1% for the six months ended June 30, 2013 to 2.8% for the six months ended June 30, 2014 principally due to the recognized impairments in EMEA and restructuring costs. Excluding this impact, operating profit margin would have been 7.5%, driven mainly by the operational improvement in most of the markets as a result of the implementation of strategic initiatives, in addition to the growth in Chile after the implementation of a new business model with Telefónica during 2013 and the costs related to the introduction of new services with Telefónica in Brazil during the first half of 2013.

Brazil

Operating profit in Brazil increased by $6.2 million, or 17.2%, from $36.0 million for the six months ended June 30, 2013 to $42.2 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating profit increased by 32.2% in 2014. Operating profit margin in Brazil increased from 5.9% for the six months ended June 30, 2013 to 7.1% for the six months ended June 30, 2014. The increase in operating profit in Brazil for the period was principally due to cost efficiencies (partially offset by higher costs) in 2013 related to the introduction of new services with Telefónica.

Americas

Operating profit in the Americas increased by $0.4 million, or 1.7%, from $23.4 million for the six months ended June 30, 2013 to $23.8 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating profit in Americas decreased by 0.4% in 2014. Operating profit margin in the Americas increased from 6.2% for the six months ended June 30, 2013 to 6.4% for the six months ended June 30, 2014. The increase in operating profit in the Americas was principally due to the better performance in most of the markets where we operate, including significant improvement in Chile following implementation of the new business model with Telefónica during 2013.

EMEA

Operating profit in EMEA decreased by $51.6 million, from a profit of $1.2 million for the six months ended June 30, 2013 to a loss of $50.4 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $49.7 million in 2014. Operating profit margin in EMEA decreased from 0.6% for the six months ended June 30, 2013 to a loss of 27.5% for the six months ended June 30, 2014, principally impacted by the recognized impairment charge ($32.9 million) discussed above and the restructuring costs ($16.9 million). Excluding this impact, operating profit margin would have been a loss of 0.3% during the six months ended June 30, 2014, resulting from underutilized workforce and infrastructure.

Finance income

Finance income decreased by $1.8 million, or 20.2%, from $8.9 million for the six months ended June 30, 2013 to $7.1 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, finance income decreased by 9.0% during the six months ended June 30, 2014. This decrease was principally due to lower unrealized gains on cross-currency swaps associated with the 7.375% Senior Secured Notes. This was partially offset by realized gains on interest rate swaps associated with the Brazilian Debentures.

Finance costs

Finance costs increased by $11.4 million, or 17.2%, from $66.4 million for the six months ended June 30, 2013 to $77.8 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, finance costs increased by 21.8% during the six months ended June 30, 2014. This increase was principally due to higher finance costs of $6.1 million incurred in 2014 related to the Preferred Equity Certificates which we expect to capitalize in connection with this offering, higher unrealized losses of $4.4 million on cross-currency swaps associated with the 7.375% Senior Secured Notes issued on January 29, 2013 and an increase of $1.7 million due to a full period of finance costs incurred on the 7.375% Senior Secured Notes.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) increased by $7.0 million, from a loss of $3.4 million for the six months ended June 30, 2013 to a gain of $3.6 million for the six months ended June 30, 2014. This improvement was principally due to net foreign exchange gains resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

Income tax benefit

Income tax benefit for the six months ended June 30, 2013 and June 30, 2014 was $2.1 million and $10.5 million, respectively, increasing by $8.4 million during the six months ended June 30, 2014. Excluding the impact of foreign exchange, income tax increased by $7.0 million. The aggregated effective tax rate for the six months ended June 30, 2014 is distorted because of the contribution of losses in the holding companies to our profit before tax and the tax effect of the impairment charges. Adjusting for this effect, the average effective tax rate for the six months ended June 30, 2014 would have been 36.0%, while the average effective tax rate of the six months ended June 30, 2013 would have been 38.6%.

Profit/(loss) for the period

Profit/(loss) for the six months ended June 30, 2013 and June 30, 2014 was a loss of $23.1 million and $24.3 million, respectively. Excluding the impact of foreign exchange, profit margin increased from (2.0)% in the six months ended June 30, 2013 to (1.9)% in the six months ended June 30, 2014 as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $7.8 million, or 7.7%, from $101.7 million for the six months ended June 30, 2013 to $93.9 million for the six months ended June 30, 2014. Adjusted EBITDA increased by $7.7 million, or 6.2%, from $123.9 million for the six months ended June 30, 2013 to $131.6 million for the six months ended June 30, 2014. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 3.2% and Adjusted EBITDA increased by 16.1% mainly due to revenue growth and solid performance in Brazil after the Telefónica ramp up during the first six months of 2013, more than offsetting the volume reduction in EMEA.

Brazil

EBITDA in Brazil increased by $4.2 million, or 6.4%, from $65.8 million for the six months ended June 30, 2013 to $70.0 million for the six months ended June 30, 2014. Adjusted EBITDA in Brazil increased by $9.0 million, or 13.3%, from $67.9 million for the six months ended June 30, 2013 to $76.9 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 20.1% and 27.8%, respectively. The increase in EBITDA and Adjusted EBITDA is principally due to the strong growth with existing clients and capture of new clients, as well as the efficiencies generated in the operations.

Americas

EBITDA in the Americas decreased by $1.9 million, or 4.0%, from $47.3 million for the six months ended June 30, 2013 to $45.4 million for the six months ended June 30, 2014. Adjusted EBITDA in the Americas increased by $0.6 million, or 1.2%, from $49.0 million for the six months ended June 30, 2013 to $49.6 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased by 0.8% and increased by 6.3%, respectively, during the six months ended June 30, 2014. The first six months of 2014 showed strong performance in Mexico, Peru and Chile. Chile in particular was positively impacted by the finalization of the implementation of a new business model with Telefónica. This was offset by weak performance in Argentina, as salary increased starting in April 2014 but price pass-through negotiations will only be completed in the third quarter of 2014. We expect the agreed price pass-through to apply retro-actively and the related revenues to be booked in the third quarter of 2014. Excluding Argentina, EBITDA and Adjusted EBITDA increased by 30.3% and 28.0%, respectively, during the six months ended June 30, 2014 compared to the same period in 2013. Excluding Argentina and the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 38.2% and 34.3%, respectively, during the six months ended June 30, 2014 compared to the same period in 2013.

EMEA

EBITDA in EMEA decreased by $52.0 million, from $13.2 million for the six months ended June 30, 2013 to $(38.8) million for the six months ended June 30, 2014. Adjusted EBITDA in EMEA decreased by $2.5 million, or 18.7%, from $13.4 million for the six months ended June 30, 2013 to $10.9 million for the six months ended June 30, 2014. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 21.6%. The decrease in Adjusted EBITDA, during the six months ended June 30, 2014 is principally due to a reduction in Telefónica volume in Spain.

Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flows from our operating and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flows from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as at December 31, 2013, the total amount of credit available to us was €50 million ($69 million) under our Revolving Credit Facility, which remains undrawn as at December 31, 2013. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $213.5 million as at December 31, 2013, of which $13.7 million is located in Argentina and subject to restrictions on our ability to transfer them out of the country. As of June 30, 2014, the total amount of credit available to us was €50 million ($68.3 million) under our Revolving Credit Facility, which remains undrawn as of June 30, 2014. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $237.7 million as of June 30, 2014, of which $6.9 million (less than 3% of the total) is located in Argentina and subject to restrictions on our ability to transfer them out of the country.

However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which are in turn subject to prevailing economic conditions, and other factors, many of which are beyond our control. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and such capital may not be available to us on acceptable terms, if at all.

Our cash flows from our operating, investing and financing activities may be impacted by, among other things, the global financial environment on our customers and the financial, foreign exchange, equity and credit markets, and rapid changes in the highly competitive market in which we operate.

Although we expect to fund our capital needs during 2014 with our available cash on hand and cash generated from our operating and financing activities, in the future, including the proceeds from this offering, we may have to incur additional debt or issue additional debt or equity securities from time to time. Capital available to CRM BPO service providers, whether raised through the issuance of debt or equity securities, may be limited. As a result, we may be unable to obtain sufficient financing terms satisfactory to management or at all.

As of December 31, 2013, our outstanding debt amounted to $1,370.8 million. The amount attributable to the Acquisition in 2012 was $1,358.3 million, which includes $297.7 million of our 7.375% Senior Secured Notes due 2020, $345.9 million of Brazilian Debentures, $151.7 million of Vendor Loan Note, $43.4 million of CVIs and $519.6 million of PECs that will be capitalized in connection with this offering. Excluding the PECs, the amount of outstanding debt attributable to the Acquisition in 2012 would have been $838.7 million.

As of June 30, 2014, our outstanding debt amounted to $1,366.0 million, which includes $299.6 million of our 7.375% Senior Secured Notes due 2020, $330.6 million equivalent amount of Brazilian Debentures, $31.4 million of Vendor Loan Note, $36.4 million of CVIs, $9.9 million of finance lease payables, $36.8 million of financing provided by BNDES, $0.6 million of other bank borrowings and $620.7 million of PECs that will be capitalized in connection with this offering.

During the six months ended June 30, 2014 we have drawn $36.8 million equivalent amount under our credit agreement with BNDES. On May 30, 2014, Midco issued PECs for an aggregate amount of €64.1 million (equivalent to $87.3 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note. In addition, the MSA with Telefónica was amended and Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.9 million for the six months ended June 30, 2014). We, in turn, used this amount to partially prepay the Vendor Loan Note due to Telefónica. Finally, we prepaid BRL 34.4 million and BRL 45.0 million, respectively (equivalent to $15.5 million and $20.4 million, respectively) of the Brazilian Debentures.

During 2013, our cash flow used to service our debt amounted to $312.8 million which includes voluntary prepayments of the Brazilian Debentures of BRL 71.6 million (equivalent to $35.5 million) on March 25, 2013 and BRL 26.4 million (equivalent to $12.3 million) on June 11, 2013, reduction of $200.7 million in the principal amount of our debt outstanding that resulted from refinancing transactions and interest payments of $63.3 million. Also during 2013, our net cash flows from operating activities amounted to $99.6 million, which includes interest paid of $63.3 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $162.9 million. The cash flow used to service our debt represented 192.0% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and the reduction in principal debt outstanding mentioned above, cash flow used to service our debt would have represented 38.9% of the net cash flows from operating activities (before giving effect to the payment of interest).

For the six months ended June 30, 2014, our cash flow used for debt service totaled $172.3 million, which includes voluntary prepayments of our Brazilian Debentures of BRL 34.4 million (equivalent to $15.5 million) on May 12, 2014 and BRL 45.0 million (equivalent to $20.4 million) on June 26, 2014, voluntary prepayments of our Vendor Loan Note of €64.2 million (equivalent to $87.9 million) on May 30, 2014, and interest payments of $48.3 million. Also, during the six months ended June 30, 2014, our net cash flows from operating activities totaled $65.9 million, which includes interest paid of $48.3 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $114.2 million. Cash flow used to service our debt represented 150.9% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and Vendor Loan Note mentioned above, our cash flow related to interest payment and mandatory debt repayment represented 42.3% of the cash flows from operating activities (before giving effect to the payment of interest).

Cash Flow

As of June 30, 2014, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $237.7 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs. See “Description of Certain Indebtedness.”

	Predecessor		Successor	(Non-IFRS Aggregated)	Successor
($ in millions)	For the year ended December 31, 2011	January 1, 2012 to November 30, 2012	December 1, 2012 to December 31, 2012	For the year ended December 31, 2012 (unaudited)	For the year ended December 31, 2013	For the six months ended June 30,
						2013 (unaudited)	2014 (unaudited)
Cash provided by/(used in) operating activities	116.6	163.6	(68.3)	95.3	99.6	34.2	65.9
Cash (used in) investing activities	(134.6)	(118.7)	(846.1)	(964.8)	(123.4)	(101.5)	(102.0)
Cash provided by/(used in) financing activities	27.0	(75.0)	1,109.6	1,034.6	31.2	40.8	1.2
Effect of changes in exchanges rates	(0.1)	(2.2)	5.1	2.9	5.8	3.3	(0.3)
Net increase (decrease) in cash and cash equivalents	8.8	(32.3)	200.3	168.0	13.2	(23.2)	(35.2)

Cash Provided by Operating Activities

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities was $99.6 million for the year ended December 31, 2013 compared to $95.3 million for the year ended December 31, 2012. Net cash provided by operating activities was stable as growth in the business was offset by higher interest payments in connection with certain debt facilities we entered into in 2012 in connection with the Acquisition.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by operating activities was $95.3 million for the year ended December 31, 2012 compared to $116.6 million for the year ended December 31, 2011. The net cash provided by operating activities in 2011 was impacted by a negative change in working capital following Telefónica’s unification of its payment policies and terms (extending the payment cycle with respect to us) among providers belonging to Telefónica Group entities and external providers. The net cash provided by operating activities in 2012 was negatively impacted by the Acquisition costs.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net cash provided by operating activities was $65.9 million for the six months ended June 30, 2014 compared to $34.2 million for the six months ended June 30, 2013. The increase in net cash provided by operating activities was as a result of an improvement in working capital mainly in Spain, Mexico and Chile and also due to lower taxes paid.

Cash Used in Investing Activities

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash used in investing activities was $123.4 million for the year ended December 31, 2013 compared to $964.8 million for the year ended December 31, 2012. The decrease in 2013 is principally attributable to the impact in 2012 of the consideration paid to Telefónica in relation to the Acquisition for an amount of $795.4 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash used in investing activities was $964.8 million for the year ended December 31, 2012 compared to $134.6 million for the year ended December 31, 2011. The increase in net cash used in investing activities in 2012 was primarily attributable to the consideration paid to Telefónica in relation to the Acquisition. Net cash used in investing activities in 2011 was impacted by consideration paid related to the acquisition of a directory business from Telefónica in Spain in the amount of $48.6 million.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net cash used in investing activities was $102.0 million for the six months ended June 30, 2014 compared to $101.5 million for the six months ended June 30, 2013. Net cash used in investing activities for the six months ended June 30, 2014 mainly included payments for capital expenditures of $45.2 million, payments for financial instruments of $60.2 million, which include $59.5 of short term financial investments in Brazil, and proceeds from financial instruments of $2.4 million.

Cash Provided by Financing Activities

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by financing activities was $31.2 million for the year ended December 31, 2013 compared to $1,034.6 million for the year ended December 31, 2012. The decrease in net cash provided by financing activities was primarily attributable to the impact of new debt facilities entered into in 2012 in relation to the Acquisition equaling $1,107.0 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by financing activities was $1,034.6 million for the year ended December 31, 2012 compared to $27.0 million for the year ended December 31, 2011. The increase in 2012 in net cash provided by financing activities was primarily attributable to the impact of new debt facilities entered into in 2012 in relation to the Acquisition.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net cash provided by financing activities was $1.2 million for the six months ended June 30, 2014 compared to $40.8 million for the six months ended June 30, 2013. The decrease in net cash provided by financing activities was primarily attributable to the net proceeds received from the issuance of 7.375% Senior Secured Notes due 2020 during the six months ended June 30, 2013.

Free Cash Flow

Our management uses Free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define Free cash flow as net cash flows from operating activities less capital expenditures (addition to property, plant and equipment, and intangible assets) for the period. We believe that Free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, Free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	Predecessor		Successor	Non-IFRS Aggregated	Successor
	Year ended December 31, 2011	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	Year ended December 31, 2012 (unaudited)	Year ended December 31, 2013	Six months ended June 30,
($ in millions)						2013 (unaudited)	2014 (unaudited)
Net cash flow from operating activities	116.6	163.6	(68.3)	95.3	99.6	34.2	65.9
Capital expenditures	(141.6)	(76.9)	(28.4)	(105.3)	(103.0)	(28.7)	(40.6)
Free cash flow (non-GAAP) (unaudited)	(25.0)	86.7	(96.7)	(10.0)	(3.4)	5.5	25.3

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Free cash flow improved by $6.6 million from a loss of $10.0 million for the year ended December 31, 2012 to a loss of $3.4 million for the year ended December 31, 2013. The improvement in free cash flow in 2013 was principally due to the increase in net cash flow from operating activities. Free cash flow for the year ended December 31, 2013, was negatively impacted by cash outflows of $28.2 million related to Acquisition and integration related costs, $0.7 million related to restructuring costs, $8.9 million related to sponsor management fees and $3.9 million related to financing fees. Free cash flow for the year ended December 31, 2012, was negatively impacted by cash outflows of $59.7 million related to Acquisition and integration related costs and $2.2 million related to restructuring costs.

Year ended December 31, 2012 Compared to Year ended December 31, 2011

Free cash flow improved by $15.0 million from a loss of $25.0 million for the year ended December 31, 2011 to a loss of $10.0 million for the year ended December 31, 2012. The improvement in Free cash flow in 2012 was principally due to lower capital expenditure as 2011 capital expenditures were impacted primarily by the acquisition of a directory business in Spain from Telefónica. Free cash flow for the year ended December 31, 2012 was negatively impacted by cash outflows not related to our core results of operations of $59.7 million related to Acquisition and integration related costs and $2.2 million related to restructuring costs. Free cash flow for the year ended December 31, 2011 was negatively impacted by cash outflows of $25.1 million related to the acquisition of the directory business from Telefónica, $4.7 million related to restructuring costs and $1.6 million in other cash outflows not related to our core results of operations.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Free cash flow improved by $19.8 from $5.5 million for the six months ended June 30, 2013 to $25.3 million for the six months ended June 30, 2014. The improvement in free cash flow for the six months ended June 30, 2014 was principally due to the increase in net cash flow from operating activities.

Free cash flow for the six months ended June 30, 2014 was negatively impacted by cash outflows of $2.7 million related to Acquisition and integration related costs, $5.1 million related to restructuring costs, $0.8 million related to site relocation costs and $3.4 million related to financing fees and IPO costs.

Free cash flow for the six months ended June 30, 2013 was (i) negatively impacted by cash outflows of $9.2 million related to Acquisition and integration related costs, $0.2 million related to restructuring costs and $3.1 million related to financing fees, and (ii) positively impacted by $1.1 million related to other.

Financing Arrangements

Description	Currency	Maturity	Interest rate		Unaudited Amount as of June 30, 2014 ($ in millions)
Senior Secured Notes(1)	USD	2020	7.375%		299.6
Brazilian Debentures(2)	BRL	2019	CDI+3.7%		330.6
BNDES	BRL	2020	7.71%	*	36.8
Other bank borrowings	MAD	2016	6%		0.6
CVIs(3)	ARS	2022	N/A		36.4
Vendor Loan Note(4)	EUR	2022	5%		31.4
Finance lease payables	BRL, COP USD	2018	6.32%-13.7%		9.9
Debt with Third Parties					745.3
PECs	EUR	2042-2072	0%-8.0309%		620.7
Total Debt					1,366.0

*	Average cost of debt across tranches.
(1)	Represents the principal amount of $300 million minus $9.7 million of capitalized transaction costs plus $9.3 million of accrued interest. It does not include the fair value of derivative financial liabilities related to the Senior Secured Notes, which was $19.5 million as of June 30, 2014.
(2)	Represents the principal amount of BRL 915 million minus net capitalized transaction costs of BRL 11.0 million, minus early prepayments of BRL 177.4 million, plus accrued interest of BRL 1.6 million, which results in an outstanding amount of BRL 728.2 million as of June 30, 2014, at an exchange rate of BRL 2.2025 to $1.00.
(3)	Represents the fair value registered amount of ARS 666.8 million CVIs at the exchange rate of ARS 8.1538 to $1.00.
(4)	Represents the €110.0 million outstanding aggregate principal amount of the Vendor Loan Note, minus early prepayments of €87.1 million, plus accrued interest of €0.1 million, which results in an outstanding amount of €23.0 million as of June 30, 2014, at the exchange rate of €0.7322 to $1.00.

7.375% Senior Secured Notes Due 2020

On January 29, 2013, a subsidiary of the company, Atento Luxco, issued $300.0 million aggregate principal amount of Senior Secured Notes that mature on January 29, 2020. The Senior Secured Notes are senior secured obligations of Atento Luxco and are guaranteed on a senior secured first-priority basis by Atento Luxco and certain of its subsidiaries.

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes. As of June 30, 2014, we were in compliance with these covenants. There are no other financial maintenance covenants under the indenture governing the Senior Secured Notes.

For more information regarding the terms of the Senior Secured Notes, see “Description of Certain Indebtedness—7.375% Senior Secured Notes due 2020.”

Revolving Credit Facility

On January 28, 2013, Atento Luxco entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides for borrowings of up to €50 million ($69 million). The Revolving Credit Facility allows for borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, bonding, documentary or stand-by letter of credit facility, a short term loan facility, a derivatives facility, and a foreign exchange facility). As at December 31, 2013, the Revolving Credit Facility remains undrawn.

The rate of interest under the Revolving Credit Facility is the percentage rate per annum which is the aggregate of (i) the applicable margin, (ii) EURIBOR or, in relation to any loan in a currency other than Euro, LIBOR or the applicable floating rate for Mexican Pesos and (iii) the mandatory cost (if any). The applicable margin is initially 4.50% per annum and is subject to a step-down based on a secured leverage ratio. In addition to paying interest on the outstanding principal amounts under the Revolving Credit Facility, we are required to pay a commitment fee of 40% of the applicable margin per annum in respect of the lenders unutilized commitments. The Revolving Credit Facility matures in July 2019.

The Revolving Credit Facility contains covenants similar to the Senior Secured Notes, which restrict (subject to the same exceptions as those in respect of the covenants relating to the Senior Secured Notes) our and our restricted subsidiaries’ ability to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. As of June 30, 2014, we were in compliance with these covenants.

There are no other financial maintenance covenants under the Revolving Credit Facility.

For more information regarding the terms of the Revolving Credit Facility, see “Description of Certain Indebtedness—Super Senior Revolving Credit Facility.”

Brazilian Debentures

On November 22, 2012, BC Brazilco Participações, S.A. (now merged into Atento Brasil S.A.) (the “Brazilian Issuer”) entered into an indenture for the issuance of BRL 915 million (equivalent to approximately $365 million) of Brazilian Debentures due December 12, 2019. The Brazilian Debentures bear interest at a rate per annum equal to the average daily rate of the One Day “over extra-group”—DI—Interfinancial Deposits (as such rate is disclosed by CETIP S.A. – Mercados Organizados (“CETIP”) in the daily release available on its web page (http://cetip.com.br)), plus a spread of 3.70%.

The Brazilian Debentures contain the following amortization schedule: December 11, 2016—16.9%; December 11, 2017—22.3%; December 11, 2018—26.1%; and December 11, 2019—34.7%.

Under the terms of the Brazilian Debentures, we and our subsidiaries are required to be in compliance on a consolidated basis with a net leverage covenant which is tested on a quarterly basis subject to certain cure rights.

On March 25, 2013 and June 11, 2013, the Brazilian Issuer prepaid, BRL 72 million and BRL 26 million, respectively (equivalent to approximately $36 million and $12 million, respectively). On May 12, 2014 and June 26, 2014, Atento Brazil prepaid BRL 34.4 million and BRL 45.0 million, respectively (equivalent to

$15.5 million and $20.4 million, respectively), of the Brazilian Debentures. The outstanding balance at amortized cost after the early repayments as of June 30, 2014 was BRL 728.2 million ($330.6 million), including accrued interest.

The Brazilian Issuer must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt. We were in compliance with all covenants under the Brazilian Debentures as of June 30, 2014.

For more information regarding the terms of the Brazilian Debentures, see “Description of Certain Indebtedness—Brazilian Debentures.”

Vendor Loan Note

On December 12, 2012, Midco issued the Vendor Loan Note for an aggregate principal amount of €110.0 million to an affiliate of Telefónica. The Vendor Loan Note has a scheduled maturity of December 12, 2022. Interest on the Vendor Loan Note accrues at a fixed rate of 5.00% per annum, and is payable annually in arrears. Interest on the Vendor Loan Note is payable in cash, if (i) no default (or similar event) is continuing or would arise under any financing documents of the Company, as defined in the agreement governing the Vendor Loan Note, as a result of such interest payment or any distribution or payment by a subsidiary to Midco to enable Midco to make the interest payment and (ii) the Company is able to lawfully upstream funds to Midco. Any interest that is not payable in cash is capitalized and added to the outstanding principal amount outstanding under the Vendor Loan Note. Interest is payable in cash only to the extent that the borrower has received upstream payments from its subsidiaries in excess of the lesser of (A) the expenses incurred during such interest period in connection with the operation of the Company plus management and advisory fees paid to Bain Capital Partners, LLC or (B) €35.0 million (increased by 3% for each subsequent interest period on a compounding basis). Additionally, following the sale of at least 66.66% of the business and assets of the Company, Midco shall be required to use the proceeds of such sale to repay the Vendor Loan Note, subject to items (i) and (ii) above. The Vendor Loan Note does not contain any other financial maintenance covenants.

On May 16, 2014, Midco entered into an amendment letter and certain other related documentation with the VLN Lender which provided for certain amendments to be made to the Vendor Loan Note including, amongst other, changes reducing the principal amount of the Vendor Loan Note by €25.4 million (equivalent to $34.9 million). In addition, a portion of the total principal amount outstanding under the Vendor Loan Note was also reduced during the six month period ended June 30, 2014 with the proceeds of the issuance of the PIK Notes due 2020.

The Vendor Loan Note is expressed by its terms to be senior to any debt or equity claim of the shareholders of Midco and their affiliates, pari passu with trade payables of Midco and subordinated to any other indebtedness of Midco. The Vendor Loan Note contains certain restrictions on payments by Topco and its subsidiaries to Bain Capital during the term of the Vendor Loan Note that are triggered if the ratio of financial indebtedness (as defined therein) to EBITDA for Topco and its subsidiaries is greater than 2.5 to 1.0.

As of June 30, 2014, we were in compliance with the terms of the Vendor Loan Note.

For more information regarding the terms of the Vendor Loan Note, see “Description of Certain Indebtedness—Vendor Loan Note.”

Contingent Value Instruments

In relation to the Acquisition, two of our indirect subsidiaries, Atalaya Luxco 2, S.à r.l., (formerly BC Luxco 2, S.à r.l.) and Atalaya Luxco 3, S.à r.l, (formerly BC Luxco 3, S.à r.l.), which own the Atento Group’s Argentinian subsidiaries, issued the Contingent Value Instruments to Atento Inversiones y Teleservicios, S.A.

and Venturini S.A., which are Telefónica subsidiaries. The CVIs together have an aggregate par value of ARS 666.8 million (equivalent to approximately $102.3 million). The CVIs are the senior obligations of Atalaya Luxco 2, S.à r.l. and Atalaya Luxco 3, S.à r.l. only (and not any other members of the Company group) and are subject to mandatory (partial) repayment in the following scenarios: if in any financial year an Argentinian subsidiary has excess cash, being an amount equal to 90% of its cash in such financial year that is available to be lawfully distributed by such Argentinian subsidiary and can be settled without restriction, less: (1) the greater of: (A) a specified cash amount in respect of such Argentinian subsidiary as set out in each CVI; and (B) the amount that such Argentinian subsidiary needs in order to meet its financial obligations; and (2) an amount equal to (i) expenses incurred in distributing such excess cash (e.g. taxes and reasonable third party costs); (ii) a sale of all or substantially all of the shares or the assets of the Argentinian subsidiaries to a non-affiliated party; (iii) a sale, directly or indirectly, of all or substantially all of the shares or the assets of Atento Luxco by Bain Capital to a non-affiliated party; and (iv) a distribution, payment or repayment made by any Argentinian subsidiary to Atalaya Luxco 2, S.à r.l. or Atalaya Luxco 3, S.à r.l, in respect of the securities of such Argentinian subsidiary. The CVI does not contain any other financial maintenance convents. As of June 16, 2014, we were in compliance with the terms of the CVI.

The CVIs do not accrue interest and are recognized at fair value. As of June 30, 2014, the fair value of the CVIs was $36.4 million. See Note 3(s) “Fair Value of Derivatives and CVI” to the Successor financial statements for additional information. Under the terms of each CVI, Atalaya Luxco 2, S.à r.l. and Atalaya Luxco 3, S.à r.l. have the right to off-set certain amounts specified in the SPA (in the circumstances specified in the SPA) against the outstanding balance under such CVI.

The obligations of Atalaya Luxco 2, S.à r.l. and Atalaya Luxco 3, S.à r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVIs); and (ii) December 12, 2022. During the term of the CVIs, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

The obligations under the CVIs are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and its Argentinian subsidiaries.

For more information regarding the terms of the CVIs, see “Description of Certain Indebtedness—Contingent Value Instruments.”

Preferred Equity Certificates

On December 3, 2012, in connection with the Acquisition, Midco authorized the issuance of three series of Preferred Equity Certificates (the “Original Luxco PECs”), which were subscribed by Topco, totaling $532.7 million as of June 30, 2014 ($519.6 million as of December 31, 2013). As part of the insertion of PikCo into our corporate structure (see “Prospectus Summary—Our History and Corporate Structure—The Reorganization Transaction”), on May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (together with the Original Luxco PECs, the “Luxco PECs”) which were subscribed by PikCo, totaling $88.0 million as of June 30, 2014. The terms of the Luxco PECs are as follows:

•	Series 1: Midco authorized the issuance of 50,000,000,000 Series 1 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest at an annual rate of 8.0309%, which capitalizes annually if not paid in cash. As of December 31, 2013 and 2012, Midco has issued 23,580,000,000 Series 1 PECs for an aggregate amount of $325.2 million and $311.1 million, respectively. The resulting interest was capitalized on December 3, 2013 totalling approximately $26.1 million. The interest accrued at December 31, 2013 totaled approximately $2.2 million. The aggregate amount of Series 1 PECs as of June 30, 2014 was $348.3 million. The interest accrued at June 30, 2014 totaled approximately $16.2 million.

•	Series 2: Midco authorized the issuance of up to 200,000 Series 2 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this in certain scenarios. The yield is equal to the profit recognized for Luxembourg generally accepted accounting practice in connection with the “Specified Assets” (meaning the investment of the Company in the Luxco 1 Series 2 PECs, as defined), less any loss recognized in connection with the Specified Assets less a proportional amount of any direct expense borne by the Company during the Accrual Period in relation to the Specified Assets and less the losses of the Company in relation to the Specified Assets during the Accrual Period, including any such losses carried forward from previous Accrual Periods, such amount then divided by the number of Series 2 PECs outstanding at that time. As of June 30, 2014 and December 31, 2013, Midco had issued 200,000 Series 2 PECs for an aggregate amount of $3.0 thousand. The interest accrued at June 30, 2014 totaled approximately $4.1 million.

•	Series 3: Midco authorized the issuance of up to 25,000,000,000 Series 3 PECs with a par value of €0.01 each. These Luxco PECs mature after 60 years, but may be withdrawn prior to this in certain scenarios. The yield is equal to the “Specified Income” (meaning the sum of all income and capital gains derived by the Company from the Eligible Assets (investment by the Company in the shares of Atento Luxco) less losses of the Company carried forward less all other expenses of the Company connected to the investment in the Eligible Assets (as defined in the terms and conditions of the Series 3 PECs) for each accounting period comprised in such “Accrual Period” (as defined in the terms and conditions of the Series 3 PECs) divided by 365 (or if a leap year, 366) and, respectively in the case of each such number so ascertained, multiplied by the number of days of each such accounting period that comprised that Accrual Period, then divided by the number of Series 3 PECs outstanding at that time. As of June 30, 2014, Midco had issued 12,017,800,000 Series 3 PECs for an aggregate amount of $164.1 million ($165.7 million as of December 31, 2013).

•	Series 4: Midco authorized the issuance of up to 50,000,000,000 Series 4 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest at an annual rate of 5%, which capitalizes annually if not paid in cash. At June 30, 2014, the Company had issued 6,414,652,564 Series 4 PECs for an aggregate amount of €64.2 million, equivalent of $87.6 million. The interest accrued at June 30, 2014 totaled approximately $0.4 million.

Prior to the completion of this offering, Topco will transfer its entire interest in the Issuer (equal to €31,000 of share capital) to PikCo, Topco’s direct subsidiary, the consideration for which will be an allocation to PikCo’s Reserve Account equal to €31,000. PikCo will then make the Contribution of all of its debt interests in Midco, which comprises the LuxCo PECs, to Midco, the consideration for which will be an allocation to Midco’s Reserve Account equal to the value of the LuxCo PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs will be cancelled by Midco. PikCo will then transfer the remainder of its interest in Midco (being €12,500 of share capital) to the Issuer, in consideration for which the Issuer will issue two new shares to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Issuer’s share premium account. As a result of such transfer, Midco will become a direct subsidiary of the Issuer.

The Luxco PECs are classified as subordinated debt with respect to our other present and future obligations. The table below provides a summary of Luxco PECs principal balance and their movements in 2013:

($ in millions) Luxco PECs	Maturity	December 31, 2012	Interest capitalized	Translation differences	Interest accrued	December 31, 2013
Series 1 PECs	2042	311.1	26.1	14.5	2.2	353.9
Series 2 PECs	2042	—	—	—	—	—
Series 3 PECs	2072	158.6	—	7.2	—	165.7

Total		469.7	26.1	21.6	2.2	519.6

The table below provides a summary of Luxco PECs principal balance and their movements during the six months ended June 30, 2014:

($ in millions) Luxco PECs	Maturity	December 31, 2013	Issuance	Translation differences	Interest accrued	June 30, 2014
						(Unaudited)
Series 1 PECs	2042	353.9	—	(3.5)	14.1	364.5
Series 2 PECs	2042	—	—	—	4.1	4.1
Series 3 PECs	2072	165.7	—	(1.6)	—	164.1
Series 4 PECs	2044	—	87.3	0.3	0.4	88.0

Total		519.6	87.3	(4.8)	18.6	620.7

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL 300 million (the “BNDES Credit Facility”), equivalent to $124 million.

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum
Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum
Tranche C	BRL 64,704,000.00	4.0% per year
Tranche D	BRL 5,296,000.00	6.0% per year
Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of June 30, 2014, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

Other Loan Agreements

On June 28, 2011, Atento arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams maturing on June 28, 2016 with an annual rate of interest of 6%. As of June 30, 2014, the principal loan balance was 4.6 million dirhams ($0.6 million).

Finance Leases

The Company holds the following assets under finance leases:

	As of December 31,		As of June 30, 2014
	2012	2013
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
			(unaudited)
Finance leases
Plant and machinery	0.5	—	—
Furniture, tools and other tangible assets	8.8	9.4	10.3
Software	1.3	—	—
Other intangible assets	3.5	—	—

Total	14.1	9.4	10.3

The assets acquired under finance leases are located in Brazil, Uruguay, Colombia and Peru.

The present value of future finance lease payments is as follows:

	As of December 31,		As of June 30, 2014
($ in millions)	2012	2013
			(unaudited)
Up to 1 year	3.5	5.3	5.7
Between 1 and 5 years	5.2	6.5	4.2

Total	8.7	11.9	9.9

Derivative Financial Instruments

For a description of our derivative financial instruments as of December 31, 2013, see Note 14 to the Successor financial statements. For a description of our derivative financial instruments as of June 30, 2014, see Note 10 to the Interim financial statements. See also “—Quantitative and Qualitative Disclosures About Market Risks—Interest Rate Risk” and “—Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk” for additional information on fair market value of certain of our derivative financial instruments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases and guarantees.

The following table shows the increase in the number of the customers performance guarantees we have provided to third parties as part of our ordinary course of business for the periods indicated. Of these guarantees, the majority relate to commercial purposes and rental activities, the bulk of the remaining guarantees relates to tax and labor-related procedures.

There has not been any material instance of a guarantee being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

	Year ended December 31,			As of June 30, 2014
($ in millions)	2011	2012	2013
				(unaudited)
Financial, labor-related, tax and rental transactions	113.2	94.8	97.4	248.5
Contractual obligations	32.7	55.9	135.8	145.6
Other	1.4	0.1	0.2	0.0

Total	147.3	150.8	233.4	394.1

The change over time in the amount of the performance guarantees granted to third parties has been caused by an increase in guarantees we deliver to clients in connection with agreements under which we provide our services. The change in the amount of the financial guarantees during the six months ended June 30, 2014 was principally due to the guarantees granted in connection with the BNDES financing. See Note 22 to the Predecessor financial statements, Note 25(a) to the Successor financial statements and Note 16 to the Interim financial statements for further information with respect to the guarantees for the periods indicated.

Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, finance lease obligations, operating lease obligations and other long-term liabilities as of December 31, 2013.

	As of December 31, 2013
	Payments due by period
($ in millions) (unaudited)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	1,374.8	11.8	85.8	150.3	1,126.9
Finance Lease Obligations	11.9	5.3	5.3	1.3	—
Operating Lease Obligations	294.7	90.9	106.3	64.4	33.1
Purchase Obligations	270.8	269.8	1.0	—	—
Total Obligations(1)	1,952.2	377.8	198.4	216.0	1,160.0

(1)	We also have other non-current liabilities totalling $102.4 million.

Debt obligations are comprised of debentures and bonds, interest bearing loans and borrowings, CVIs (based on the fair value as of December 31, 2013; see Note 17 to the Successor financial statements), Vendor Loan Note and the PECs. The debentures and bonds balance consists of the Senior Secured Notes and the Brazilian debentures outstanding balance as of December 31, 2013.

The payables to group companies are comprised of the following: (i) three series of Preferred Equity Certificates issued by Midco and subscribed by Topco, totaling $517.4 million as of December 31, 2013 ($469.7 million in 2012); and (ii) interest accruing pending payment in the amount of $2.2 million as of December 31, 2013 ($1.9 million in 2012).

We enter into finance lease arrangements related to furniture, tools and other tangible assets. Our main increases in finance lease arrangements relate to equipment acquired in Colombia and Peru in order to improve and upgrade our infrastructure. Our assets acquired under finance leases are located in Brazil, Uruguay, Colombia and Peru.

The operating leases where we act as lessee are mainly on premises used as call centers. These leases have various termination dates, with the latest in 2023. There were no contingent payments on operating leases recognized in the consolidated income statements for the years ended December 31, 2013. Further, at December 31, 2013, the payment commitment for the early cancellation of these leases amounts to $147.9 million.

Purchase obligations include trade and other payables mainly related to suppliers and advances provided to personnel.

Capital Expenditures

Our business has significant capital expenditure requirements, including construction and initial fit-out of our service delivery centers, improvements and refurbishment of leased facilities for our service delivery centers, acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment, acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation.

The table below sets forth our historic capital expenditures by segment for the years ended December 31, 2013, 2012 and 2011 and for the six months ended June 30, 2013 and 2014.

	Predecessor		Successor	Non-IFRS Aggregated	Successor
	Year ended December 31, 2011	Period from Jan 1 - Nov 30, 2012	Period from Dec 1 - Dec 31, 2012	Year ended December 31, 2012 (unaudited)	Year ended December 31, 2013	Six months ended June 30, 2013 (unaudited)	Six months ended June 30, 2014 (unaudited)
($ in millions)
Brazil	52.6	55.4	10.3	65.7	63.2	19.3	28.2
Americas	37.2	11.4	12.3	23.7	31.8	7.1	9.7
EMEA	49.6	9.7	4.0	13.7	7.2	1.9	2.5
Other and eliminations	2.2	0.4	1.8	2.2	0.8	0.4	0.2
Total capital expenditures	141.6	76.9	28.4	105.3	103.0	28.7	40.6

For 2014, we expect to incur in levels of capital expenditures broadly in line with the last two years, for purchases related to the items described above to support the growth of our business and regular maintenance capital expenditures.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the amount of assets, liabilities, income, and expenses in our consolidated financial statements and accompanying notes. Some of the accounting policies applied in preparing our consolidated financial statements require our management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on our historical experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end, and our management’s evaluation of the global economic situation in the CRM BPO services segment, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty, consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly. Our significant accounting policies, which may be affected by our estimates and assumptions, are discussed further in Note 3 to the Successor financial statements and our Interim financial statements included in this prospectus.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, recognizing the effects of the change in estimates in the related consolidated statement of comprehensive income.

Summarized below are those of our accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Revenue Recognition

Revenue is recognized on the basis of the actual service provided as a percentage of the total service to be provided, when the revenues and costs of the services contract, as well as the stage of completion thereof, can be reliably estimated and it is probable that the related receivables will be recovered. Recognition of revenues on the basis of their stage of completion calls for the use of estimates relating to certain features of the service contracts such as costs of the contract, the period of realization and provisions in connection with the contract.

We take account of our past experience and specific quantitative indicators for our estimates, in due consideration of the specific circumstances applicable to specific customers or contracts. In the event of circumstances that may have an effect on the revenue originally forecast, the costs or the stage of completion, estimates are revised accordingly. Revisions may affect the revenues and expenses recognized.

Acquisition Accounting

We account for our business acquisitions under the acquisition method of accounting. The consideration given for the acquisition of a subsidiary is understood to correspond to the fair value of the assets transferred, the liabilities assumed vis-à-vis the former owners of the acquiree, and any equity instruments therein issued by the Company. The consideration given includes the fair value of any asset or liability stemming from any contingent consideration agreement.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes in the fair value of any contingent consideration deemed an asset or a liability are recognized in income or as a change in other comprehensive income, in accordance with IAS 39. Contingent consideration classified as equity is not remeasured, and any subsequent settlement thereof is also recognized in equity. Costs related with the acquisition are recognized as expenses in the year incurred.

Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date.

Goodwill is initially measured as any excess of total consideration given over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the aggregate consideration transferred, the difference is recognized on the income statement.

Refer to Note 5 to the Successor financial statements for further discussion of the Acquisition.

Useful life of Property, Plant and Equipment and Intangible Assets

As of June 30, 2014, net property, plant and equipment totaled $243.1 million and net identifiable finite-lived intangible assets totaled $347.4 million. The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine their useful life for depreciation and amortization purposes. In determining useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. As described in Note 7 to our Interim financial statements, during the six months ended June 30, 2014, we recorded an impairment charge of $28.0 million on our intangible assets due to certain amendments to the MSA with Telefónica. We have no assets with an indefinite useful life.

Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated Impairment of Goodwill

We test goodwill for impairment annually, in accordance with the accounting policy described in Note 3(f) to the Predecessor and Note 3(h) to the Successor financial statements, respectively. Goodwill is subject to impairment testing as part of the cash-generating unit or the group of cash-generating units to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment of goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the our strategic plans, approved and reviewed by our management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the weighted average cost of capital (WACC) and the key business variables. As of June 30, 2014, goodwill totaled $187.7 million. As described in Note 7 to the Interim financial statements, during the six months ended June 30, 2014, we recorded an impairment charge of $4.9 million on the goodwill related with Spain and the Czech Republic due to certain amendments to the MSA with Telefónica and changes in the expected revenue from the countries in which we operate. No impairment to goodwill was recognized in 2013, 2012 or 2011.

Deferred Taxes

We assess the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on our ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by us as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

We have recognized tax credits corresponding to loss carry-forwards since based on internal projections it is probable there will be future taxable profits against which they may be utilized.

We have capitalized our tax carry-forward losses based on our internal forecasts, considering probable to have enough future benefits to recover them.

Provisions

Provisions are recognized when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that lead third parties to reasonably expect that we will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outlay required to settle the obligation, bearing in mind all available information at the reporting date, including the opinions of independent advisors such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such a case, the relevant information would be provided in the notes to the financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Fair Value of Derivatives

We use derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates on loans received. Derivatives are recognized at the onset of the contract at fair value, subsequently re-measuring the fair value and adjusting as necessary at each reporting date.

The fair value of derivative financial instruments is calculated on the basis of observable market data available, either in respect of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flows associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Recent Accounting Pronouncements

We believe there are no relevant standards or relevant interpretations mandatory for the current accounting period that have not been applied.

Certain new standards, amendments and interpretations to existing standards have been published but are not mandatory for our Interim financial statements. We have not early adopted these revisions to IFRS. Many of these updates are not applicable to us and have excluded from the discussion below:

•	IFRS 9 ‘Financial Instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requirements financial assets to be classified into two measurement categories: those measured as at fair value and those measures at amortized cost. The determination is made at initial recognition the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instruments. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recoded in other comprehensive income rather than the statement of operations, unless this creates an accounting mismatch.

•	IFRS 14 ‘Regulatory Deferral Accounts’ permits an entity which is a first-time adopter of IFRS to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements. Regulatory deferral account balances, and movements in them, are presented separately in the statement of financial position and statement of profit or loss and other comprehensive income, and specific disclosures are required.

•	Amendment to IAS 19 Revised ‘Employment Benefits’ related to contributions from employees or third parties that are linked to service. The amendment notes that if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. Examples of contributions that are independent of the number of years of service include those that are a fixed percentage of the employee’s salary, a fixed amount throughout the service period or dependent on the employee’s age. However, if the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method required by paragraph 70 of IAS 19 for the gross benefit (i.e. either using the plan’s contribution formula or on a straight-line basis). These changes are effective for annual periods beginning on or after July 1, 2014.

•	Amendment to IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting,’ effective for annual periods. The amendment clarifies that an entity is required to discontinue the hedge accounting for a derivative that has been designated as a hedging instrument in an existing hedging relationship if the derivative is novated to a central counterparty and the new derivative, with a counterparty being the central counterparty, is to be recognized at the time of the novation.

•	Annual improvements to IFRSs 2010-2012 cycle, effective for annual periods beginning on or after July 1, 2014.

•	Annual improvements to IFRSs 2011-2013 cycle, effective for annual periods beginning on or after July 1, 2014.

The adoption of the pronouncements and amendments described above are not anticipated to have a material impact on our operations results and our financial position. See Note 2 to the Successor financial statements and Note 4 to the Interim financial statements for further information on our basis of preparation of the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risks

In the ordinary course of our business, we are exposed to a variety of market risks that are typical for the industry and sectors in which we operate. The principal market risks that affect our financial position, results of operations and prospects relate to foreign exchange. We do not enter into or deal in market sensitive instruments for trading or speculative purposes. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. As part of our risk management strategy, we use derivatives to limit both interest and foreign currency risks on otherwise unhedged positions and to adapt our debt structure to market conditions. While management has adopted a number of mitigation strategies to limit our exposure to market related risks, we cannot assure you that any mitigation strategies will be effective or that we will not be materially adversely affected by such risks in future periods. See Note 4 to the Successor financial statements for additional information on market risk.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in Latin America that are not required for the pursuit of new, profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debentures and (ii) the U.S.$300 million 7.375% Senior Secured Notes due 2020, together with the €50 million ($69 million) Revolving Credit Facility. The Brazilian term loan is denominated in Brazilian reais and our obligations are paid with cash flows from our Atento Brazil revenue in Brazilian reais. This creates a natural hedge for debt commitments eliminating any foreign exchange risk. In addition, in connection with the issuance of the Senior Secured Notes in U.S. dollars we entered into a series of cross currency swaps derivatives agreements, effectively hedging 90% of the related interest payments in Euros, Mexican Pesos, Colombian Pesos and Peruvian Soles, and 75% of the principal exposure in Euros and Mexican Pesos.

Argentinean subsidiaries are not party to these two separate ring-fenced financings, and we do not rely on cash flows from these operations to serve our debt commitments entered into in connection with the Acquisition.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Our exposure to interest rate risk arises principally from interest on our indebtedness. As of December 31, 2013, we had total consolidated indebtedness of approximately $1,370.8 million, of which approximately 43.2% (excluding CVIs and the PECs)

bears interest at variable rates. As of June 30, 2014, we had total consolidated indebtedness of approximately $1,366.0 million, of which approximately 50.7% (excluding CVIs and the PECs) bears interest at variable rates.

As of March 31, 2014, we have outstanding indebtedness of approximately $1,417.2 million pursuant to which we must make payments determined on the basis of variable interest rates, predominantly tied to the Brazilian CDI (Interbank Deposit Certificate) rate.

As of December 31, 2013, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $15.6 million, which was recorded as a financial asset. Based on our total indebtedness of $1,370.8 million as of December 31, 2013 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $3.8 million.

As of June 30, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $10.3 million, which was recorded as a financial asset. Based on our total indebtedness of $1,366.0 million as of June 30, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $1.7 million.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. While the U.S. dollar is our reporting currency, approximately 98% of our revenue for the year ended December 31, 2013 was generated in local currencies other than the U.S. dollar. In addition to the U.S. dollar, we also generate significant revenues in Brazilian reais, Euros and Mexican pesos. The exchange rates among the U.S. dollar and these local currencies have changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk arises from our local currency revenues, receivables and payables. We benefit to a certain degree from the fact that the revenue we collect in each country in which we have operations is generally denominated in the same currency as the majority of the expenses we incur in earning this revenue.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any debts incurred in currencies other than those of the countries where the companies taking on the debt are domiciled.

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency interest rate swaps pursuant to which we exchanged an amount of U.S. dollar equal to the face amount of the Senior Secured Notes for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. On each interest payment date under the Senior Secured Notes, we receive from the applicable swap counterparty an amount in U.S. dollar equal to a semi-annual amount of interest at a rate per year equal to the interest rate payable on the Senior Secured Notes and calculated based on the amount of U.S. dollars initially exchanged by us under the currency swap and we will pay to the applicable swap counterparty an amount in the applicable other currency equal to a semi-annual amount of interest at a per annum rate equal to the benchmark floating rate for currency swaps for the applicable semi-annual period. Finally, on the maturity date of each currency swap, we will receive from the applicable swap counterparty U.S. dollars in an amount equal to the initial U.S. dollar exchange amount for such currency swap and will pay to the applicable swap counterparty the applicable other currency in an amount equal to the initial foreign currency exchange amount for such currency swap. As of June 30, 2014, the estimated net fair value of the interest rate hedge instruments related to the cross-currency swaps entered into to hedge the Senior Secured Notes totaled $17.7 million ($13.3 million, as of December 31, 2013) of which $19.5 million ($16.0 million as of December 31, 2013) was recorded as long-term financial debt and $1.8 million ($2.7 million as of December 31, 2013) was recorded as long-term financial assets.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of accounts receivable, cash and cash equivalents, and long-term financial assets. Our maximum exposure to credit risk on financial assets is the carrying amount of said assets. Our commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and implementation of the business plans of our various units in their ordinary management. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily in Latin America and EMEA. Additionally, we carry out significant transactions with Telefónica Group. At June 30, 2014, accounts receivable due from Telefónica Group were $282.6 million ($302.2 million as of December 31, 2013).

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of conditions prevailing in the markets and the countries where we operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

Liquidity Risk

We seek to match our debt maturity schedule to our capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that our average debt maturity must be longer than the length of time we require to generate cash flows to pay our debt (assuming that internal projections are met).

At December 31, 2013, the average term to maturity of our debt with third parties, which totaled $851.2 million, was 6.1 years. In addition, we had current assets of $770.8 million at such date, which includes cash and cash equivalents of $213.5 million, of which $13.7 million is located in Argentina and subject to restrictions on our ability to transfer them out of the country.

As of June 30, 2014, the average term to maturity of our debt with third parties ($745.3 million) was 5.1 years. In addition, we had current assets of $787.1 million at such date, which includes short term financial investments of $59.5 million and cash and cash equivalents of $178.2 million, of which $6.9 million are located in Argentina and subject to restrictions on our ability to transfer them out of the country.

Capital Management

Our capital management goal is to determine the financial resources necessary to continue our recurring activities and maintain a capital structure that optimizes own and borrowed funds. Additionally, we set an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to carry out our routine activities under normal conditions and to address new opportunities for growth. We strive to maintain debt levels in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

At the date of this prospectus, we are compliant with and other established in our financing contracts. In order to monitor our compliance with our financing contracts, we regularly monitor figures for net financial debt with third parties and EBITDA.

BUSINESS

Our Company

We are the largest provider of CRM BPO services in Latin America and Spain, and among the top three providers globally, based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica Group. Since then, we have significantly diversified our client base, and subsequent to the Acquisition in December 2012, we became an independent company.

Leadership Position in Latin America. As the largest provider of CRM BPO services in Latin America, we hold #1 market share positions in most of the countries where we operate, based on revenues for the year ended December 31, 2013, according to Frost & Sullivan. From 2009 to 2012, we expanded our CRM BPO market leadership position in Latin America overall from 19.1% to 20.1% and increased our market share in Brazil from 23.3% in 2009 to 25.5% in 2013, based on revenue. We have achieved our leadership position over our 15-year history through our dedicated focus on superior client service, our scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs and our highly engaged employee base. Given its growth outlook, Latin America is one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region.

Full Scale CRM BPO Services Offering. We offer a comprehensive portfolio of CRM BPO services, including customer service, sales, credit management, technical support, service desk and back office services. We are evolving from offering individual CRM BPO services to combining multiple service offerings, covering both the front-end and the back-end of our clients’ customer experience, into customized solutions adapted to our clients’ needs. We believe that these customized customer solutions provide an improved experience for our clients’ customers and create stronger customer relationships, which reinforces our clients’ brand recognition and enhances customer loyalty. Our services and solutions are delivered across multiple channels including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2013, CRM BPO solutions and individual services comprised approximately 23% and 77% of our revenues, respectively. In Brazil, the CRM BPO solutions segment grew from 16% of our revenue in 2011 to 35% of our revenue in 2013.

Our CRM BPO services and solutions are delivered through our innovative multi-channel platform. As our clients’ customers become more connected and widely broadcast their experiences across a variety of digital channels, we believe the quality of their customer experience is having a significant impact on our clients’ brand loyalty and overall business performance. Our multi-channel platform integrates direct customer outreach through digital, voice or in-person channels allowing us to engage with customers through multiple channels of interaction. As our clients’ customers increasingly transition towards digital communication, we have evolved and invested in our digital channel capabilities.

Our customized CRM BPO solutions further integrate us into the strategic objectives of our clients, often leading to closer, more resilient client relationships. For example, for a global insurance client, we provide a comprehensive solution for insurance claims management encompassing (i) specialized processes including back office, sales, customer care, credit management and technical support, (ii) a customized communication channel strategy throughout the customer’s lifecycle, (iii) workload, mobility software and communication tools and (iv) data and analytics, resulting in 25,000 monthly claims analyzed and approximately $8 million of annual savings.

Long-Standing Client Relationships Across a Variety of Industries. We work with market leaders in sectors such as telecommunications, financial services and multi-sector, which for us comprises the consumer goods, services, public administration, pay TV, healthcare, transportation, technology and media industries. In 2013, approximately 52% of our revenue was derived from sales to telecommunications, 35% to financial services and 13% to multi-sector clients. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base to over 400 separate clients resulting in non-Telefónica revenue accounting for 51.5% in 2013 compared to approximately 10% of the revenue of AIT Group in 1999. In 2013, 69% of our non-Telefónica revenue was generated from clients with whom we have had relationships for ten or more years. Illustrative of our high customer satisfaction, in 2011, 2012 and 2013, our client retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 97.9%, 98.5% and 99.3%, respectively.

Highly Engaged Employees. Our approximately 153,000 employees worldwide are critical to our ability to deliver best-in-class customer service. We believe our distinctive culture and strong values ensure that our employees are highly engaged customer specialists. We strategically implement collaborative and proprietary training processes and firm-wide methodologies to recruit, train and retain one of the largest workforces in Latin America. We strive to attract, develop and reward high-performing people and to provide our employees with an attractive career path that incentivizes them to engage in achieving or exceeding our clients’ business objectives. In 2013, we were named one of the top 25 multinationals globally to work for by the Great Place to Work Institute and the only CRM BPO company in the industry to receive this distinction.

Employee benefit expenses are our single largest cost item representing $1,701.9 million (70.4% of revenues), $1,609.5 million (69.5% of revenues) and $1,643.5 million (70.2% of revenues) in 2011, 2012 and 2013, respectively. We operate in geographies with high wage inflation as in Brazil where average wage inflation based on data published by the Economist Intelligence Unit for 2012 and 2013 was 10.6% and 8.6% in 2012 and 2013, respectively. We were able to maintain employee benefit expenses stable as a percentage of revenues between 2011 and 2013 principally through the following measures: (i) price increases as most of our contracts contain provisions that allow us to pass on to our customers increased costs that result from inflation adjustments, (ii) cost efficiencies related to enhanced productivity, investment in our IT platform and procurement process as well as HR improvements (see “—Our Strategy—Best in Class Operations”), (iii) delivering increasingly complex solutions and value-added services to our clients positively affecting margins (see “—Our Strategy—Develop and Deliver CRM BPO Solutions”) and (iv) minimizing wage inflation through collective bargaining agreements.

Scalable and Reliable Technology and Operational Platform. We have a flexible, scalable and reliable technology platform that enables us to deliver customizable services and solutions for our clients. The three key components of our technology strategy are (i) scalable and secure infrastructure, which includes data centers, telephony and other systems to support and automate our services, (ii) applications, including systems, analytics and intelligence tools that enhance and optimize our solution offerings and (iii) our technology organization, which consists of the people and resources to manage and innovate our platform. In 2013, our technology platform handled transactions across 89 delivery centers operating 24/7 with less than 0.06% unscheduled systems downtime. We are committed to the highest standards of quality and have implemented programs to certify relevant processes as UNE-ISO 9001 and COPC, and we use Six Sigma to ensure continuous improvement.

Strong Relationship with Telefónica Underpinned by Long-Term MSA. We believe we contribute to the Telefónica Group as an integral part of its CRM BPO operations. Currently, we serve 38 companies of the Telefónica Group under 162 arm’s-length contracts. Since becoming an independent company in December 2012, our relationship with the Telefónica Group has been governed by our MSA. The MSA requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021. The MSA commitment is meant to be a minimum commitment, rather than a target or budget. Telefónica will be required to compensate us for any shortfalls in these revenue commitments. The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date.

Our revenue generated from the Telefónica Group was $1,235.9 million in 2011, $1,158.5 million in 2012 and $1,136.5 million in 2013, reflecting a decrease of 6.3% and 1.9% for the years ended December 31, 2012 and 2013, respectively. Excluding the impact of foreign exchange, our revenue from the Telefónica Group for the years ended December 31, 2012 and 2013 increased by 3.8% and 4.7%, respectively.

Outside the ordinary course of our business and in connection with the Acquisition, we have incurred obligations to Telefónica in an aggregate amount outstanding of $67.8 million as of June 30, 2014 and $195.1 million as of December 31, 2013. For a more detailed description of such obligations, see “Description of Certain Indebtedness—Vendor Loan Note” and “Description of Certain Indebtedness—Contingent Value Instruments.”

Broad Scope of Operations. We operate in 15 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, ex-Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2013, Brazil accounted for 51.5% of our revenue and 52.6% of our Adjusted EBITDA; Americas accounted for 33.0% of our revenue and 38.7% of our Adjusted EBITDA; EMEA accounted for 15.5% of our revenue and 8.7% of our Adjusted EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Financial Flexibility. We have ample liquidity which provides significant financial flexibility to manage our operations. At December 31, 2013, the total amount of credit available to us was €50 million ($69 million) under our Revolving Credit Facility, which remained undrawn as of June 30, 2014. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $237.7 million as of June 30, 2014, while our outstanding debt totaled $1,366.0 million. The amount of outstanding debt attributable to the Acquisition in 2012 totaled $1,358.3 million. We expect to capitalize the full $620.7 million of PECs outstanding as of June 30, 2014 in connection with this offering thereby reducing our total debt outstanding. See “Capitalization.” During 2013 and for the six months ended June 30, 2014, our cash flow related to interest payment and mandatory debt repayment represented 38.9% and 42.3%, respectively, of our cash flows from operating activities (before giving effect to the payment of interest). For a more detailed description of such obligations, see “Description of Certain Indebtedness.”

Our revenue for the year ended December 31, 2013 was $2,341.1 million, our Adjusted EBITDA was $295.1 million and our profit/(loss) for the period was a loss of $4.0 million. For the year ended December 31, 2012 and 2013, our revenue decreased by 4.2% and increased by 1.0%, respectively, and our Adjusted EBITDA increased by 8.6% and 10.1%, respectively. For the years ended December 31, 2012 and 2013, respectively, excluding the impact of foreign exchange, our revenue increased by 6.7% and 7.5%, and our Adjusted EBITDA increased by 21.5% and 16.9%.

Our revenue for the six months ended June 30, 2014 was $1,153.6 million, our Adjusted EBITDA was $131.6 million and our profit/(loss) for the period was a loss of $24.3 million. For the six months ended June 30, 2014 compared to the same period in 2013, our revenue decreased by 1.2% and our Adjusted EBITDA increased by 6.2%. Excluding the impact of foreign exchange, our revenue increased by 9.5% and our Adjusted EBITDA increased by 16.1% in the six months ended June 30, 2014 compared to the same period in 2013.

Market Opportunity

CRM BPO has historically been the largest segment within the broader BPO market based on revenue, and includes services such as customer care, retention, acquisition, technical support, help desk services, credit management, sales, marketing and back-office functions.

Market Size and Growth. According to IDC, global spending on CRM BPO services is expected to grow at a CAGR of 5.9% from $60.9 billion in 2013 to $81.3 billion in 2018. Our operations are primarily focused in Latin America, which is the fastest growing CRM BPO market in the world with a market size of $10.3 billion in 2013, according to Frost & Sullivan.

Key Trends in the Latin American CRM BPO Market

There are a number of trends driving growth in the Latin American CRM BPO market and we believe our market position will allow us to differentiate ourselves and capitalize on this growth.

Large CRM BPO Market with Sustained Demand Growth Driven by an Emerging Middle Class. The scale and growth of Latin America’s economies present a significant market opportunity. The growth in the CRM BPO market is supported by an expanding middle class, which is expected to grow from approximately 29% of the population in 2009 to approximately 42% by 2030, according to data from The World Bank. As a result, customer experience-intensive industries, such as insurance and banking, which have historically been underpenetrated in Latin America, have experienced high volume growth, resulting in increased demand for CRM BPO services. Lastly, according to Frost & Sullivan, in 2013, call center seat penetration in Latin America significantly lagged the United States, and we believe that this gap will continue to drive long-term growth for our industry in the region.

2013 Call center seats / ‘000s population

Source:	Frost & Sullivan and International Monetary Fund.
Note:	Includes in-house and outsourced seats.

Continued Trend for Further Outsourcing of CRM BPO Operations. As of 2013, 32.4% of domestic CRM BPO operations in Latin America were outsourced to third-party providers, based on number of agent seats, compared to 27.1% in 2007, according to Frost & Sullivan. In the context of high growth in CRM BPO volumes, we believe the value proposition for further outsourcing is compelling and enables our clients to (i) focus on their core capabilities, (ii) generate cost efficiencies, (iii) increase customer satisfaction, (iv) streamline the process of introducing new products and services and (v) redeploy capital used in internal processes. Given these factors, we expect outsourcing penetration in our markets to continue to grow in the future.

Limited Number of Large Scale Operators in Latin America. Very few companies operate large-scale operations throughout Latin America. Most companies operate in only one or two Latin American countries, or within multiple markets with more limited scale as compared to Atento. Establishing large scale operations in Latin America presents challenges due to specific country dynamics in the region and the complexity of managing a large and dynamic workforce. These markets are also characterized by the presence of local players with established long-term positions. For example, in Brazil, the top three providers of CRM BPO services in aggregate accounted for 59.2% of the market in 2013, whereas in North America the top three providers in aggregate had just a 16.2% share in 2012, according to Frost & Sullivan.

North America’s Continued Off-Shoring Trend. We view North America as a growth opportunity as U.S.-based businesses continue to off-shore call center services to other geographies, with 37.4% of the market off-shored in 2012, and 43.4% expected to be off-shored by 2017, according to Frost & Sullivan. Among off-shoring options, U.S. clients increasingly choose to near-shore to Latin America to eliminate challenging time zone differences that might be experienced when off-shoring to jurisdictions such as India or the Philippines. Accordingly, Latin America has evolved into the fastest growing fulfillment market for providing CRM BPO services to North America, and expected to grow at a CAGR of 10.5% from 2012 to 2017, according to Frost & Sullivan.

Our Strategy

Our mission is to help make our clients successful by delivering the best experience for their customers. Our goal is to significantly outperform the expected market growth by being our clients’ partner of choice for customer experience solutions. We strive to deliver growth by leveraging our platform and our people as the key enablers of superior services and solutions for our clients. To this end, we are focused on optimizing our operations and inspiring our people to deliver excellent service to our clients, and our clients’ customers.

These are the pillars of our strategy and the specific initiatives by which we aim to achieve them:

Above-Market Growth

Our three main initiatives to generate higher growth than the overall market are:

Deliver CRM BPO Solutions. By further leveraging our existing infrastructure and deep client and process know-how, we are able to deliver increasingly complex solutions and value-added services to our clients through multiple channels. Over time, we have diversified and expanded our services, increased their sophistication and complexity and developed customized solutions such as smart collections, B2B (business-to-business) efficient sales, insurance management, credit management and other CRM BPO processes. Our revenue from these solutions has grown faster than our overall revenue over the past several years.

As of June 30, 2014, we served a large and diverse base of over 400 separate clients. We believe we can further penetrate these existing relationships by increasing the variety of solutions we provide. We have successfully expanded our service and solution offerings in the past and believe this is a continued growth opportunity, as we are one of the few providers that can deliver an integrated and broad set of CRM BPO solutions to a large and increasingly sophisticated client base.

Aggressively Grow Client Base. We believe we can win new client relationships, either from competitors or as potential clients outsource their in-house operations. In particular, the telecommunications sector, where we have deep industry knowledge primarily derived from our long-history with Telefónica, presents an opportunity to further increase our market share now that we are a stand-alone company. Today, we provide solutions to most of the telecommunications companies in Brazil and have acquired other telecommunications clients throughout the Americas, such as Claro (a subsidiary of América Móvil). Going forward, we are focused on growing these new relationships to scale.

To reinforce this strategic priority, we have significantly invested in our sales teams and established separate new business acquisition areas with enhanced commercial capabilities and tools.

Penetrate U.S. Near-Shore. The market for providing outsourcing services to U.S. clients from Latin America is a sizable and fast-growing opportunity as (i) companies in the United States seek to balance outsourcing services across different geographies, generally favoring locations with better cultural fit and proximity to their operations, while minimizing time zone differences (in particular compared to jurisdictions such as India and the Philippines), (ii) Latin America becomes a more cost-competitive location and (iii) the talent pool in the region grows, with more people who have strong English-language skills.

To pursue this opportunity, in 2013, we formed a dedicated business unit with its own infrastructure to exclusively serve the U.S. market which, as of April 2014, has more than 450 workstations servicing five clients including Motorola, BBVA Group and Orbitz. We believe our strong relationships with multi-national clients throughout Latin America positions us well to also serve their off-shoring needs in the United States as exemplified by our near-shoring relationships with Motorola and BBVA Group.

Best-In-Class Operations

We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and globalized operations. Our operational excellence strategy is supported by the following five key global initiatives:

Enhance Operations Productivity. We are focused on a variety of initiatives to enhance agent productivity, including:

•	improving the uniformity of KPIs for operational productivity;

•	using statistical analysis and enhanced forecasting methodology to optimize staffing level; and

•	establishing Operational Command Centers to implement analytical tools and standardized performance metrics.

We have established an Operational Command Center in Sao Paulo, Brazil which is designed to streamline the efficiency of our operations across our delivery centers and optimize corporate functionality and management effectiveness via a standardized set of enhanced processes and capabilities. This center is equipped with the technology available for our purposes and serves to enhance our ability to shift resources as needed, in real-time, based on client requirements. Additionally, it provides our management immediate analytics and continuous data enabling them to streamline processes that we expect will offer the optimal customer experience for our clients.

Increase HR Effectiveness. Our business model is focused on improving operations HR effectiveness, developing our people and reducing turnover, driving both performance and reduction in costs. Recruiting, selecting and training talent is a key factor in the successful delivery of our CRM BPO services and solutions. We have adopted a comprehensive approach to HR management, with a number of global initiatives under way that are designed to diversify our candidate sourcing (e.g. social media), refine agent selection methods focused on better fit to reduce early turnover, and improve training to develop the best talent. We are also continually aligning HR processes and incentive plans to foster employee retention.

Deploy One Procurement. We are strengthening our centralized procurement model in order to lower costs and streamline supplier relationships. Our “Global Deal Delivered Locally” strategy allows us to work with vendors to reach global contracts, while allowing procurement decisions to be handled locally. For example, by sourcing agent headsets as part of a global contract, we were able to achieve significant savings across all of our geographies, ranging from 5% to 82% of net unit headset costs. We are continuing to deploy this procurement strategy across our business, including in our procurement of infrastructure, technology, telecommunications and professional services, to reduce operating costs and improve margins.

Drive Consistent and Efficient IT Platform. Our technology strategy is focused on (i) delivering a cost-efficient and reliable IT infrastructure to meet the needs of existing clients and support margin expansion, (ii) enhancing our ability to add capacity rapidly with a highly variable cost structure for new business, (iii) developing new products and solutions that can be rapidly scaled and rolled out across geographies, (iv) providing standard operational tools and processes to enable the best experience to our clients’ customers, and (v) establishing common platforms that facilitate centralization of core IT services. Technology initiatives to capture benefits of scale, standardization, and consolidation are managed globally, with full accountability by project leaders to continuously optimize our operations and innovate client solutions.

Optimize Site Footprint. We continue to relocate a portion of our delivery centers from tier 1 to tier 2 cities, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil. In Brazil, the percentage of total workstations located in tier 2 cities increased from 44% in 2011 to 54% in 2013. Currently, we are planning to move more than 1,700 workstations in Brazil to tier 2 cities by the end of 2014. As demand for our services and solutions grows and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

In addition, given the size of our workforce, our operational excellence strategy is targeted at supporting the future growth of our business and delivering efficiency gains while mitigating costs in particular wage inflation in the markets where we operate.

Inspiring People

Distinct Culture and Values. We believe that our people are a key enabler to our business model and a strategic pillar to our competitive advantage. We have created, and constantly reinforce, a culture we believe is unique in the industry. We believe our distinctive culture and strong values ensure our employees are highly capable and committed customer specialists. Our operational policies encourage collaboration and entrepreneurship, emphasize trust, passion and integrity, and commitment to our clients. We believe we can deliver growth and outstanding customer experiences through inspired, committed people who share our vision and are guided by our values. We constantly reinforce our core values through working groups, surveys, and leadership assessment processes that focus on upholding our core values and result in individualized development plans.

Strengthen Talent. We have developed processes to identify talent (both internally and externally), created individualized development plans and designed incentive plans that foster a work environment that aligns our management’s professional development with client objectives and our goals, including efficiency objectives, financial targets and client and employee satisfaction metrics. Furthermore, we continuously reassess our talent pool and recruit experienced professionals in the services industry to complement our strengths and capabilities. Given our focus on developing our people, we believe we empower our teams and provide opportunities and tools to act like owners, committed to delivering excellence and achieving superior performance.

High Performance Organization. We have implemented a new operating model that integrates the corporate organization globally, allowing us to capture the benefits of scale, standardization and sharing of best practices. The corporate organization is integrated globally but strategically segmented into different operating regions. This ensures that corporate functions remain close to their businesses and clients, utilize a deeper understanding of the local industry levers, and are committed to the successful implementation of the initiatives on a regional level. We believe that this new organizational structure will foster agility and simplicity, while ensuring that corporate leaders are focused on coordinating, communicating and pursuing new solutions and innovation, with full accountability on the results.

Our Competitive Strengths

We benefit from the following key competitive strengths in our business:

Category Leader in a Large Market with Long-Term Secular Growth Trends

We are currently the leading provider of CRM BPO services and solutions in Latin America and among the top three providers globally, based on revenue, according to Frost & Sullivan. In 2012, we were the leading provider of outsourced CRM BPO services in the rapidly growing Latin American market overall with a 20.1% market share by revenue, compared to 19.1% in 2009. In addition, we were the leading provider of outsourced CRM BPO services by market share based on revenue in 2013 in Peru, Brazil, Argentina, Spain, Chile and Mexico according to data published by Frost & Sullivan (except for Spain, which refers to market share data for 2011, and Brazil which represents management’s estimate as of Q1 2014).

Atento 2013 Market Share and Position by Country

Source:	Frost & Sullivan.
(1)	Brazil market share based on Frost & Sullivan, market share position as of Q1 2014 (management estimate).
(2)	Spain market share as of 2011.

According to Frost & Sullivan, we have increased our market share of the CRM BPO market in Brazil from 23.3% in 2009 to 25.5% in 2013, second only to Contax Participações, S.A., whose market share declined from 29.8% to 27.3% in Brazil over the same period. We generated BRL693.0 million ($306.7 million) and BRL681.3 million ($288.9 million) of revenues in Brazil in the fourth quarter of 2013 and first quarter of 2014 respectively while Contax reported revenues for its contact center division in Brazil of BRL683.9 million ($300.5 million) and BRL636.5 million ($273.6 million), respectively, in those periods. Based on this data we believe we are now the leading CRM BPO provider in Brazil.

Comprehensive, Customizable Suite of CRM BPO Solutions across Multiple Channels

We believe that our position as a provider of innovative CRM BPO solutions is a key factor for our gain in market share in recent years, and will be a driver of our expected outperformance. As we continue to evolve towards customized client solutions and variable pricing structures, we seek to create a mutually beneficial partnership that increases the portion of CRM BPO services we provide to our clients. We intend to develop and expand our portfolio of customized solutions as we continue to leverage our deep knowledge of our clients’ outsourcing needs.

In the context of the continuing evolution and proliferation of digital communication technologies and devices, we are focused on and continue to invest in research and development to anticipate the changing habits of customers and how our clients ultimately engage with them across a growing array of communication channels including SMS, email, chats, social media and apps, among others.

Long-Standing, Blue-Chip Client Relationships in Multiple Industries

Our long-standing, blue-chip client base across a variety of industries includes Telefónica Group, BBVA Group, Banco Bradesco S.A., Carrefour, Claro, Elavon, HSBC, Itaú, L’Oreal, McDonald’s, Motorola, Santander, Samsung and Zurich, among others, with Telefónica Group representing 48.5% of our revenue for 2013 and the other clients representing, individually, less than 10% of our revenue for 2013. Including Telefónica, our top 10 clients represented 80.3% of our 2013 revenues. For each of these clients, our relationship usually encompasses multiple contracts, services and countries. Our clients include leaders and innovators in their respective industries who demand best-in-class service from their outsourcing partners. By aligning ourselves with their success to partner in the long term, we have expanded the scope of our services and solutions while helping our clients deliver their brand promise. We believe that this approach has allowed us to develop and nurture longstanding relationships with existing clients which have provided us with stable revenue year-to-year.

Additionally, we believe it is costly and presents risks for our clients to switch a large number of workstations to competitors due to the potential disruption caused to the client’s customers, the extensive employee training required and the level of process integration between the client and CRM BPO provider.

Value-Added Partner with Differentiated Technology Platform

We have a scalable and reliable technology platform that we believe is a significant competitive differentiator. Our technology platform allows us to be a value-added partner to our clients by providing upfront customer engagement process design, hosting and managing numerous customer management environments, offering multi-channel communication delivery and sophisticated data and analytics, which provide deep insight into each interaction with a client’s customer.

Focus on HR Management to Deliver Superior Customer Experiences

We believe employee satisfaction is a key differentiator in maintaining and growing a high performance organization to deliver a superior customer experience compared to our competitors and clients’ in-house operations. We leverage our distinctive culture and values as well as our deep understanding of regional cultural intricacies to create a work environment that aligns client objectives with employee incentives and commitment.

We believe well-trained, highly-committed customer specialists, who are rewarded for results, enhance performance in our clients’ CRM operations. In 2013, we were named one of the top 25 companies to work for according to Great Place to Work Institute’s ranking of the World’s Best Multinational Workplaces, putting us alongside companies such as Google, Microsoft and The Coca-Cola Company in terms of employee satisfaction. Furthermore, as of September 3, 2014, we have received the most country-level Great Place to Work prizes in the CRM BPO industry.

Highly Experienced and Motivated Management Team

We benefit from the significant experience and knowledge of our management team. We inherited experienced, motivated local talent, with many members of our senior management having played an instrumental role in growing and establishing us as a global leader in the years prior to the Acquisition. Most of our operational managers have worked with us for over ten years, which has allowed us to accumulate valuable operational experience and deep vertical expertise, while building and maintaining close relationships with our key clients. As part of our transition to a standalone company, we complemented our management team with a new Chief Financial Officer, Chief Technology Officer, Chief Commercial Officer and Chief Procurement Officer to build a truly world class management team. This team is fully committed to building upon our market leadership and driving our transformational growth.

Our Integrated Solutions and Client Value Proposition

We work closely with our clients to optimize the front- and back-end customer experience for their users by offering solutions through a multi-channel delivery platform, tailored to each client’s needs. We have a comprehensive portfolio of scalable solutions such as smart collections, insurance management, smart credit solutions and advanced technical support solutions that incorporates multiple services such as customer care and sales, all deliverable across multiple communication channels including digital, voice and in-person. The flexibility of our solutions, comprised of a combination of services, channels, automation and/or intelligent analytics allows us to deliver a superior, value-added customer experience.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results. As we continue to evolve towards customized client solutions and variable pricing structures, we seek to create a mutually beneficial partnership and increase the portion of our client’s CRM BPO services that are provided by us.

For example, for a financial institution in Mexico, we operate the full credit card management process, from receipt of an application to the issuance of the credit card using a multi-channel platform. For this client, we processed over 600,000 credit card applications in the last 12 months ended August 31, 2014 and reduced the average processing time by 88%.

Our position as a provider of vertical, value-added CRM BPO solutions is a key factor for our share gain in recent years, and we believe will be a continued driver of our growth strategy going forward.

Illustrative Examples of Our Solutions

Our value proposition has continued to evolve toward end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving our clients’ efficiency and reducing costs. In 2013, CRM BPO solutions and individual services comprised approximately 23% and 77% of group revenues, respectively. For our clients in Brazil, our largest market, approximately 65% of our revenue was contributed by individual services and approximately 35% from solutions, for the year ended December 31, 2013. This represents significant growth for the Brazilian CRM BPO services segment which accounted for 16% of Brazilian revenue in 2011.

In 2013, approximately 70% of our revenues came from sales and customer service, while credit management, technical support and back office increased as a percent of revenue compared to 2012.

2013 Revenue Split by Service

(1)	Other BPO includes 0.1% of Service Desk.

Levers for Continued Evolution toward Full Scale CRM BPO Services

To further grow our portfolio of comprehensive CRM BPO services, we are developing two Centers of Excellence, located in Brazil and Mexico, in order to identify and develop new solutions to address clients’ requests and convert our insights into innovative state-of-the-art solutions. This allows us to standardize existing solutions to support marketing to new clients in a scalable manner. To maximize the penetration of these solutions within our client portfolio, we utilize our consultative sales model to adapt the solution to specific client needs.

CRM BPO Services

We classify our CRM BPO services in six main categories:

Customer Service. This service is the main interface between our clients and their users. This service category is about our clients’ customers and relationship management, representing the most important source of information about customers’ perceptions and experience, aimed at fostering long-term relationships between our clients and their customers. We provide information about our clients and their products and services to their customers and handle inbound and outbound contacts relating to suggestions, requests and claims about products, services and processes, covering the entire customer life cycle.

Sales. We support our clients in marketing their products by inbound and outbound contact with potential customers to sell our clients’ products and services in both the business to consumer (“B2C”) and the business to business (“B2B”) markets. We seek to be involved in all phases of the sales process. We have the ability to handle large volumes of potential customers, using multi-channel alternatives such as face-to-face contact, SMS, chat, voice and email.

Credit Management. We work along the entire credit risk and risk management value chain, from credit analysis and approval to advanced collections through voice and digital communication channels. We provide collection management services, seeking to increase our clients’ revenue and to retain customers so that they can continue to generate revenue for our clients. Credit management services also include business intelligence in the form of profile analysis of defaulting customers, in order to create an effective collection strategy, incorporating the appropriate technology. As part of our services we do not assume any credit risk on behalf of our clients.

Technical Support. We create specialized teams that are available to companies and institutions to provide information, assistance and technical guidance to their customers on a specific product or service. Technical support includes the installation and maintenance of net servers, telecommunications, broadband connections, software and other applications. The single point of contact (“SPOC”) model allows our teams to handle large numbers of incidents at an early stage, using different channels, including telephone, email and chat, reducing costs for our clients. We extend these services to a large and diverse number of business areas.

Back Office. Our back office services are internal, administrative operations that support central processes and are not generally visible to the public. This service includes activities such as document manipulation, digitization, archiving, workflow process, among others, and helps our clients to reduce costs and increase productivity. This product component is supported by automation tools to process routine and repetitive activities enabling us to manage information and work with a high volume of business processes. In addition, these tools allow our employees with high autonomy at the operational level and are also designed to comprise part of our vertical solutions (e.g., car financing or insurance).

Service Desk. We act as a SPOC for clients by managing and solving incidents and requests of our clients’ employees and suppliers through a multi-channel service desk. This service supports IT issues and also human resources, maintenance, procurement and other internal issues. The aim of the SPOC model is to solve problems on the first call or dispatch the call to specialized departments.

Other BPO Processes. Other BPO processes include services which do not fit within our existing six product classifications. In general, these services are provided to our clients as standalone solutions and are comprised of training activities, workstation infrastructure, interactive voice response (“IVR”) port implementation, telecommunications infrastructure, application development and others.

Communication Channels

Our CRM BPO solutions are delivered through our innovative, multi-channel platform. Our multi-channel approach integrates direct customer outreach through digital, voice or in person channels allowing us to engage with the customer through multiple channels of interaction. As our clients’ customers increasingly transition toward digital communication, we have evolved and invested in our digital channel capabilities. Our digital channel capabilities include: email, SMS, chats, social networks, apps and video chat. Although traditional voice channels still account for a majority of our revenues, digital channels are increasing in relative importance.

Each of our channels is available simultaneously and integrated with our other services, so customers using different forms of communication can be treated similarly and in an efficient manner. This multi-channel approach can be used in combination with any service or solution in our portfolio.

Industry Recognition and Awards

We strive to find solutions that enhance the experience of our clients’ customers and to differentiate ourselves from our competitors through innovation and a better customer experience and our achievements have been widely recognized by the industry in each of their local operations. Over the years, the quality and innovation of our solutions and services have been consistently awarded with the most prestigious recognitions within the CRM BPO industry, including the Amauta awards (Direct and Interactive Marketing awards of reference in Latin America granted by ALMADI, Direct Marketing Association of Latin America), the Premio Latam (granted by Aloic, the Latin America Alliance of CRM organizations), the AMDIA awards (granted by the Association of Direct and Interactive Marketing of Argentina), the CRC de Oro (highly prestigious awards in Spain granted by a consortium of CRM industry associations and think tanks encompassing the AEERC, the IZO and the IFAES) and the Iberoamerican Quality Award.

Client Case Studies

Longstanding, Strong Relationship as the CRM BPO Provider to the Telefónica Group

About the Relationship. We believe we contribute to the Telefónica Group as an integral part of its CRM BPO operations. While we have a client base of over 400 separate clients, we continue to maintain a strong and embedded relationship with Telefónica. Currently, we serve 38 companies within the Telefónica Group that are governed by 162 arm’s-length contracts.

Atento Provides New Product Post-sales Support for Telefónica Brand, Vivo, in Brazil

About the Client. Telefónica’s Brazilian customers know Telefónica as the brand Vivo. Vivo provides telecommunications services in more than 3,700 cities in Brazil serving over 92 million customers as of December 2013. Vivo sought an initiative to replace obsolete technologies in areas unreached by landline services with a new innovative GSM product. We are providing the support services for the initiative, including post-sales services that are fully compliant with the Brazilian National Telecommunications Agency (“ANATEL”).

Business Challenge. The product involves various operational characteristics such as portability terminal device availability, logistics, technical certification, etc. In addition, it must also comply with ANATEL Service Level Agreements (SLAs). The product is intended for existing Vivo customers to migrate to the new platform and to capture new customers in those remote regions. Compounding the challenge of the initiative, there are exceptional events that occur during the installation process in 70% of the new service requests, which require additional analysis and processes orchestration (e.g. exchange of appliances).

Atento Solution. Utilizing our cloud-based infrastructure, we were able to implement the complaint handling solution in 45 days (18 dedicated to customized planning and 27 to development). Features of the solution include automatic task distribution, prioritization rules and real-time performance management, implemented by our Social Business Process Management (“BPM”) solution to track and manage the operation. The Social BPM improves service support to Vivo’s new product in various stages of the post-sales service cycle. In a 24/7 operation, we handled up to 13,000 exceptional service requests, and up to 600 complaints and lawsuits per month in the Ombudsman Department.

Results. Vivo’s adoption of our complaint handling solution brought significant benefits in the first 6 months of operations: (i) 80% decrease in errors in analysis and event classification after Vivo switched from internal spreadsheets to our Social BPM solution, and (ii) improved compliance with SLAs. Further, complaints reported to ANATEL decreased by 67% and fell to 200 in the Ombudsman Department, optimizing the customer experience for Vivo’s customers. Finally, our structured operations and real-time data management allows Vivo to more easily track KPIs and continuously improve processes.

Atento Reduces Lead Time and Errors in Auto Loan Processes for a Brazilian Financial Institution

About the Client. A major Brazilian financial institution operates in the auto loan industry through an extensive network of over 20,000 resellers and auto dealers around the country. Our client sought to improve their processes based on our high-quality back-office solutions.

Business Challenge. Auto loan processing faces the challenge of reducing delays and errors when managing large volumes of documents. To stand out among other players in the industry, our client sought our solutions to optimize processes, reduce lead times and deliver a higher-quality service to its customers.

Atento Solution. Relying on our back office operations expertise, we handled 200,000 annual processes related to auto loans. We are responsible for requesting all of the required documentation for auto loan processes. After receiving the documents, we scan and register them into an electronic management system to be analyzed and subsequently issue contracts. After transaction approval, contracts are signed by a legal representative of the client and sent to the State Transit Department and to Registry Offices. After returning to Atento, the documents for the vehicle are forwarded to the customer. Our multi-channel platform allows for all steps of the entire document analysis to be tracked through various channels such as email, SMS, chats and voice. Our back office service includes anti-fraud and information protection systems. Managerial and analytical reports ensure visibility over the progress throughout the process.

Results. In just one year, the client reported a 93% reduction in process errors compared to the comparable prior period. The lead time was 35% lower and the index of complaints decreased by 56%. In addition, the elimination of manual paper handling and process automation drove increased document analysis efficiency, without losing process security and precision. With daily reports, tactical and strategic decision making is faster. Furthermore, there is a stronger recognition of the services from the client’s partner network and increased customer satisfaction.

Atento Helps Improve Brazilian Acquirer’s Sales

About the Client. One of the leading financial institutions in the Brazilian electronic payments market, our client is a merchant acquirer and payment processor working with 25 different brands of credit, debit and benefits cards. Our client sought an Atento solution to improve sales of terminal devices and financial services via more cost-efficient sales methodology.

Business Challenge. Our client sought to explore better business opportunities for its point of sale (“POS”) and POS wireless outdoor (“POO”) terminals, electronic funds transfer system and other financial services such as advance on receivables and financing. The goal for the client was to utilize Atento’s regional expertise and comprehensive credit card management solution to increase customer retention and increase sales.

Atento Solution. The Atento solutions team identified more than 15,000 commercial establishments in Brazil’s south-eastern and central-western regions as potential new customers of POS terminals and sought to cross-sell additional financial solutions to current accredited establishments. The contact information of the establishments is registered into a mobility tool used by our consultants, which helps manage the productivity of the consultants. Additionally, information is collected on each establishment that is interested in renting terminal devices and contracting services. Utilizing Atento’s back office solutions, indicators and reports are generated based on the information learned. As establishments are accredited or contracted for additional financial solutions, our specialists contact the merchants to encourage POS use, customized via information learned during the outreach process.

Results. Utilizing Atento’s solution, our client registered an increase of approximately 300% in sales within the first six months of the operation. Additionally, higher levels of productivity were reported as were increased levels of customer satisfaction, leading to stronger direct relationships with key-decision makers of the establishments. The combination of people, processes and technology provides a revenue-generating and cost-saving solution for our client.

Sales & Marketing

Since becoming a stand-alone company in 2012 we have been transitioning our business model from a customer care provider to a CRM BPO solutions partner and we have adapted our commercial strategy to accelerate that transition, in order to fully benefit from the growth trends in the industry. We have consolidated the evolution of key components of the commercial organization, which will align our sales and marketing focus with our strategic priorities to grow our client base, develop and deliver CRM BPO solutions for our clients, and penetrate the U.S. near-shore opportunity.

We have reinforced our sales teams and established separate new business acquisition areas. Additionally, we have strengthened our marketing capabilities ensuring that they adequately support our focus on winning new businesses. Lastly, we have created a dedicated sales team focused on specific carve-out areas to tap into the large and attractive in-house market segment.

We have also accelerated the development and delivery of CRM BPO solutions. In order to do so, we have stepped up our commercial capabilities of our sales teams, expanding and improving our consultative sales model. In addition, we are developing two Centers of Excellence, in Brazil and Mexico, focused on: (i) identifying and developing new solutions, (ii) delivering those solutions through all necessary bring to market materials and implementation plans, and (iii) ensuring an excellent customer experience through a continuous improvement model.

In 2013, we formed a dedicated business unit with its own infrastructure to exclusively serve the U.S. market, which already has more than 450 workstations servicing five clients. We seek to leverage our scale, technology infrastructure, process knowledge and best practices to meet the U.S. market quality requirements.

In order to capitalize on the identified opportunities we organized our sales and marketing strategy around three strategic alternatives and five main enablers:

Structure and Processes: Balanced, Standardized Commercial Structure. We balance a global and regional model in order to maximize the benefits of best practices sharing and proximity to client execution. Our global model is integrated to regional hubs, close to our clients, and focused on setting a business framework with clear guidance, but giving flexibility to respond to internal and external market needs. Strategic initiatives are managed globally across our organization, with full accountability by project leaders. Regions and countries are responsible for day-to-day execution. Our centralized teams focus on identifying and sharing best practices and solutions and developing a specific, standardized framework for our sales teams, as well as leading and coordinating strategic initiatives that capture benefits of scale, standardization and consolidation.

Capabilities: Tailored Commercial Approach. We strive to develop key capabilities to increase sales force effectiveness, align internal skills with client and market needs and facilitate the accomplishment of strategic objectives. Our commercial capabilities are based on account planning discipline and development of consultative sales capabilities, where we can offer clients a holistic approach to their needs, offering solutions to enhance their customers’ experience.

As part of our consultative sales approach, our sales team works to understand our clients’ needs, develop a solution and submit a proposal containing a customized and value-added outcome. This approach allows us to build strong commercial relationships with our clients as we dedicate our specialists, efforts and knowledge to the goal of providing our clients with what we believe is the ideal and appropriate solution for each issue.

Additionally, we believe that this model is well-suited to Latin America, where clients often have limited experience on the use and knowledge of outsourcing solutions when compared to clients in more mature markets, and appreciate an advisor who can help with the planning and design of an effective integrated solution.

Consultative Sales Approach

Once we have established a commercial relationship with a client, we are often able to provide additional services, as the client understands and trusts our services, allowing us to cross-sell and upsell our solutions.

Effective and Advanced Commercial Tools. We are focused on the execution and monitoring of our performance, and we apply tools such as account planning, CRM, pipeline construction, commercial reports and annual commercial planning, in order to ensure that the commercial effort is following our strategic objectives. We also have an incentive model focused on results, the objective of which is to ensure that our most talented people are motivated and committed to meeting our key goals.

Value Proposition: Superior and Diversified Value-Added Solutions. We aim to develop and deliver customized CRM BPO solutions to our clients, creating a strategic partnership approach that encompasses our variable invoice model. We have over time proactively diversified and expanded our services, increasing the complexity of the solutions we offer to include collections, technical support, service desk, back office and other BPO processes. By leveraging our existing infrastructure and deep client knowledge, we strive to deliver increasingly complex solutions and value-added services to our clients through multiple channels.

Management Model: Accountability Based on KPI and Monitoring. In order to achieve the delivery of our strategic goals, we periodically evaluate and monitor the contribution and development of our sales team. We have well-defined KPIs and financial targets on a global and regional level, promoting full accountability across all layers of the organization. We assign direct responsibilities and goals for each of our target clients and segments, and involve our senior management in the dialogue with our key client accounts.

Contracts and Pricing Model

Our contracts are structured to allow the addition of new services or the modification of existing services to meet our clients’ evolving needs. Our service contracts incorporate general clauses and include annexes detailing the services to be provided (including price, level of service and technical specifications), which can be updated as necessary.

On average our contract terms are approximately 3 years. In addition, most of the contracts also include clauses permitting us to increase prices annually according to the consumer price index of the country specified in the agreements or provide for the possibility of the parties agreeing to similar adjustments.

Over the years, our pricing model has been modified, in part, based on industry trends. We transitioned our pricing relationships with our clients from a predominantly fixed price model to a model with a variable price component where we have the incentive and opportunity to benefit from the successes we provide to our clients and are better able to capture efficiencies we generate.

Our Clients

Over the years, we have experienced steady growth in our client base, gaining new clients year-on-year, resulting in what we believe is a world-class roster of clients across industry sectors. Our long-standing, blue-chip client base spans across a variety of industries and includes names such as Telefónica Group, BBVA Group, Banco Bradesco S.A., Carrefour, Claro, Elavon, HSBC, Itaú, L’Oreal, McDonald’s, Motorola, Santander, Samsung and Zurich, among others. Our clients are leaders in their respective industries and demand best-in-class service from their outsourcing partners. We serve clients primarily in the telecommunications and financial services sectors, and in multi-sector including consumer goods, services, public administration, pay TV, healthcare, transportation, technology and media. For the year ended December 31, 2013, our revenue from sales to clients in telecommunications, financial services and multi-sector industries, corresponded to 52%, 35% and 13% of total revenue, respectively.

For the six months ended June 30, 2014, our top 15 client groups accounted for 81.4% of our revenue and, excluding the Telefónica Group companies, our next 15 client groups accounted for 35.1% of our revenue. In calculating these percentages, we treated each member of the same corporate group as one client. With each of these, we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships with these clients.

Longstanding Client Relationships

We seek to create long-term relationships with our clients where we are viewed as an integral part of their business and not just as a service provider. Because we strive to have the ability to offer products and solutions that cover the entire client’s value chain, we believe the solutions we are providing offer a higher value to our clients, generally leading to a longer-term relationship which is beneficial to both parties. In 2013, 69% of our revenue from clients other than the Telefónica Group came from clients that had relationships with us for ten or more years. Illustrative of our high customer satisfaction, in 2011, 2012 and 2013, our client retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 97.9%, 98.5% and 99.3%, respectively.

Development of Client Base

As of June 30, 2014, our client base consisted of over 400 separate clients (treating each company that is a member of the same corporate group as a separate client). Since 1999, when Telefónica, our former parent company, and its subsidiaries contributed approximately 90% of the revenue of AIT Group, we believe that we have achieved a high diversification of our client base by sources of revenue. For the years ended December 31, 2011, 2012 and 2013, we generated 51.1%, 50.0% and 48.5%, respectively, of our revenue from Telefónica Group companies. For the six months ended June 30, 2014, we generated 46.7% of our revenue from Telefónica Group companies.

As of June 30, 2014, 38 companies within the Telefónica Group were party to 162 arm’s-length contracts with Atento. Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition. Additionally, we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021.

Telefónica Group Master Service Agreement

Our service agreements with Telefónica remained in effect following the consummation of the Acquisition, and we entered into the MSA, a new framework agreement that replaced the framework agreement with Telefónica that was in place prior to the Acquisition. The term of the MSA expires on December 31, 2021 and there is no express provision for extension thereof.

The MSA requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us in each jurisdiction where we currently conduct business (other than Argentina). The MSA commitment is meant to be a minimum commitment, or floor, rather than a target or budget. If the Telefónica Group companies fail to meet country specific revenue commitments, which are measured on an annual basis, Telefónica S.A. will be required to compensate us in cash for any shortfalls. If the Telefónica Group companies fail to meet the annual aggregate minimum revenue commitments for all jurisdictions covered by the MSA, Telefónica, S.A. will be required to compensate us in available cleared funds. Any such compensation payments will be in amounts calculated as a percentage of the revenue shortfalls, ranging from 8% to 20% of the shortfall depending on the scope of such shortfall and the relevant calendar year. In May 2014, we and Telefónica amended the MSA to adjust the minimum revenue commitments in Spain and Morocco by an average of €46.0 million ($62.6 million, based on the May 31, 2014 month-end close foreign exchange rates) per year to reflect the lower level of activities in these geographies and a corresponding €25.4 million ($34.6 million, based on the May 31, 2014 month-end close foreign exchange rates) payment was made by Telefónica representing the discounted value of the reduction in minimum revenue commitments which was subsequently applied to repay the Vendor Loan Note. See “Description of Certain Indebtedness—Vendor Loan Note.”

The initial minimum revenue commitment under the MSA was based on 2012 estimated revenues and is thereafter adjusted on an annual basis using a pre-agreed formula that calculates, in certain cases, an adjusted inflation rate, which takes into account, among other factors, wage inflation and the consumer price index in other jurisdictions (subject to a cap of 12%). For most jurisdictions covered by the MSA, from 2016 onwards, the minimum revenue commitment continues to adjust based on inflation benchmarks, but is then reduced by a pre-determined percentage, resulting in the commitment leveling off. In respect of operations in certain jurisdictions, the pre-determined rate of reduction applies from 2013 onwards. For 2013, and based on the year-end exchange rate, the minimum revenue commitment under the MSA was approximately $1.0 billion. The contractual minimum revenue commitment under the MSA for periods thereafter cannot yet be calculated.

Under the terms of the MSA, Telefónica is obligated to give us advanced notice before it enters into any agreement with a third party for the provision of CRM BPO services that we are currently providing (or that are an expansion into complimentary services) so that we can negotiate with Telefónica for the provision of such services and we are required to participate in tenders conducted by Telefónica Group companies for certain CRM BPO services, but may turn down unprofitable business as long as we submit competitive bids (compared to those of other TEF suppliers participating in such tenders) in connection with such tenders. Any business not awarded to us will not be counted towards meeting the minimum revenue commitments of the Telefónica Group companies. However, if a breach of contract, non-achievement of service level agreements and/or poor performance, amongst other events set out in the relevant service contract, result in a reduction of the revenues or in penalties for us, then the minimum revenue commitments will be reduced accordingly for the relevant calendar year.

The evaluation and review of the calculation of the minimum revenue commitments, issues related to compensation payments for not achieving the minimum revenue commitments and any other matters raised for discussing among other stipulations within the MSA, are administered centrally by a committee that meets on a quarterly basis and consists of representatives of both the Telefónica Group companies and us. The MSA is not intended to affect the existing service contracts, which generally remain in effect in accordance with their terms (including their respective payment terms) and are renegotiated individually.

The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date. The MSA contemplates a right of termination prior to December 31, 2021 in the event of a change of control of the Company occurring as a result of a sale to a Telefónica competitor.

Technology and Operations

We believe we have a flexible, scalable and reliable technology platform that helps us deliver differentiated and customizable services and solutions for our clients. The three key components of our technology strategy are (i) scalable infrastructure, which we use to support and automate our services, and includes data centers, telephony and other systems, (ii) applications, including systems, and analytic tools to enhance and optimize our solutions offering and (iii) our technology organization, which consists of the people and resources to manage and innovate our platform.

Our technology strategy is focused on supporting growth, driving innovation and generating operational efficiency. Our ability to offer advanced technologies to clients is key to sustaining and solidifying our competitive position. To this end, we have identified our business needs, incorporating them in our technology priorities:

•	Decreased time to market: ability to react to client demands and package solutions to address the most applied solutions to common client issues;

•	Ability to offer new capabilities: use technology as an enabler of growth and client loyalty, offering solutions (e.g. combination of people, process and technology) that make our services highly-respected in the marketplace; and

•	Business flexibility: customize our solutions to meet client needs and create and offer add-on solutions such as pre-sales consultancy.

In order to address these identified business needs, our technology strategy focuses on (i) delivering low-cost and reliable IT infrastructure to meet the needs of existing clients and support margin expansion, (ii) providing the ability to add capacity with a highly variable cost structure for new clients and new services with existing clients, (iii) having the ability to develop new products and solutions that can be scaled and rolled out across geographies, (iv) providing standard operational tools and processes aimed at providing the best experience to our clients’ customers and (v) developing common platforms that facilitate centralization of core IT services.

Examples of technology aimed at enabling the delivery of a better customer experience and increase in efficiency include:

•	“Platform voice recognition,” which is a new platform for voice recognition that increased the automation of the service from 5% to 35%;

•	“VPN training,” which provides access to training for clients from any location with internet connectivity (e.g., hotels, rented spaces, residence, LAN house, among others), addressing the issue of training room availability and reducing associated rental costs; and

•	“Mobility solution” for clients’ operations, which we developed to meet clients’ need to have the systems available in the field, adding new features to improve daily tasks.

Our technology group is one of our key operational teams and includes employees in Brazil, the Americas and EMEA. We have multiple technology solutions to provide our services, most of which are developed in-house with our own methodologies and integrated through our technology platform. We believe we have specialized and skilled personnel for all activities, focused on new service and solutions development, and around-the-clock operational technical support. As of June 30, 2014, we had 1,162 IT employees distributed as 50.8% for technical support, 22.6% for infrastructure maintenance and implementation, 14.4% for new product development and 12.2% for corporate system support and other functions.

We benefit from a reliable technology platform for our delivery centers, using products from leading suppliers in the CRM BPO industry. In 2013, our investment in technology (hardware and software) was $36.3 million. Due to the increasing development and integration capacity of our technical team, we believe we are in a position to meet market demands and provide a rapid response to our clients.

We partner with major vendors for operations management control, providing intelligent interactive routing through computer telephony integration (“CTI”), outbound sales automation (referred to as “Dialers”), intelligent routing (referred to as IVR), quality management (referred to as “Voice Recording”), business intelligence (“BI”), workforce management (“WFM”), in-person services automation (referred to as “PDAs”) and enterprise resource planning (“ERP”). We believe our partnership with vendors has allowed us to achieve the optimal integration of technologies and deliver a variety of new services intended to meet the specific demands of our clients while keeping our platform flexible and technology agnostic, meaning it can integrate with any client system. An example of such partnership is our relationship with Microsoft, resulting in a range of developments including management information and CRM systems, and our collaboration with Avaya, where we have built our core voice delivery capability around their platform.

During the year ended December 31, 2013, we implemented several new services or extensions of current services for our clients, employing both our technology and infrastructure capabilities, specifically tailored to satisfy their requirements. For example, we implemented a new delivery center in Brazil with 2,000 workstations in approximately 90 days. This operation included the integration of an ACD with our voice recording platform and IVR, predictive dialer and multi-channel platform (including integrated chat and email platform) as an automation tool. For service extensions, we executed an update in our delivery center by migrating 1,000 workstations to the Voice over Internet Protocol technology (“VoIP”) in approximately 15 days.

Technology Reports. In our platform, we have also incorporated a set of online statistics to provide a wide range of information to help facilitate timely and flexible decision-making by our clients. The online reports for clients include data such as total sales figures, effective contacts or no contacts and may also be accessed through mobile devices. This data contains details based on specific variables such as the number of interactions by campaign, numbers of interactions per hour or day, and productivity, among others. These tools are important for clients who want to understand sales patterns in order to improve their business development strategies. We believe it also gives our clients visibility into the customer experience process, increasing transparency and highlighting the benefits of our value-added solutions, which thereby increases the sense of partnership and fosters mutual trust.

Our Infrastructure

Our infrastructure is designed according to our clients’ needs. Our technology systems possess the flexibility to integrate with our clients’ existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through on-shoring, off-shoring or near-shoring as required. Our deployment team is trained to achieve timely implementation so as to minimize our clients’ time-to-market. We address client capacity needs by providing solutions such as software based platforms, high level infrastructure mobility, process centralization and high concentration of delivery centers.

During the last three years, our infrastructure has grown in response to a substantial increase in demand for our services from our clients. As of June 30, 2014, we had 81,625 workstations globally, with 41,384 in Brazil, 32,214 in the Americas (excluding Brazil) and 8,027 in EMEA. As of June 30, 2014, we had 92 delivery centers globally, 26 in Brazil, 44 in the Americas (excluding Brazil) and 22 in EMEA. The following table sets forth the number of delivery centers and workstations in each of the jurisdictions in which we operated as at December 31, 2011, 2012, 2013 and June 30, 2014.

	Number of Workstations				Number of Service Delivery Centers(1)
Country	2011	2012	2013	2014(5)	2011	2012	2013	2014(5)
	(unaudited)
Brazil	37,663	37,650	39,744	41,384	25	23	26	26
Americas	29,260	30,891	31,534	32,214	43	44	46	44
Argentina(2)	3,772	3,793	3,959	3,825	12	12	12	11
Central America(3)	1,916	1,780	1,666	1,875	4	3	3	3
Chile	3,693	3,638	3,467	2,398	3	3	3	2
Colombia	4,748	4,771	4,791	5,687	4	4	6	6
Mexico	8,042	8,648	9,143	9,739	15	17	17	17
Peru	6,008	7,150	7,387	7,569	2	2	2	2
United States(4)	1,081	1,111	1,121	1,121	3	3	3	3
EMEA	6,326	7,141	7,919	8,027	22	21	21	22
Czech Republic	456	494	592	568	3	3	3	3
Morocco	1,694	1,916	1,941	2,045	5	4	4	4
Spain	4,176	4,731	5,386	5,414	14	14	14	15
Total	73,249	75,682	79,197	81,625	90	88	93	92

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.
(5)	As of June 30, 2014.

Telecommunications Infrastructure. We work with the main telephone carriers at the local and international levels. We have recently implemented a network to interconnect the main countries in which we operate, allowing us to offer new options of connectivity and to run new applications for videoconferencing. Since almost all our voice platform is based on IP technology, we have implemented a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities. In 2013 we had less than 0.06% unscheduled systems downtime.

Quality Operations. We have implemented strong quality standards into our operations with an emphasis on operational excellence, product management and statistical analysis to improve our performance and provide better results for our clients. We have received international quality certifications in most of the countries in which we operate, including the UNE-ISO 9001-2008 certification in Mexico, Central America, Peru, Colombia, Argentina, Chile, Brazil, Spain, Morocco and the Czech Republic as well as the ISO-27001 certification in the United States and Mexico. We have also received local quality certifications as such as the “Probare” certification in Brazil, the “Proveedor Confiable” certification in México and the “Madrid Excelente” certification in Spain. In addition, we also have implemented a rigorous and systematic Six Sigma methodology that utilizes statistical analysis to measure and improve our operational performance.

Intellectual Property and Our Brand

We believe the “Atento” trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth into future market. This also allows us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence and trust with our clients. On May 24, 2011, we executed an agreement with Telefónica regarding the assignment of all trademarks and commercial names owned by Telefónica, which included the “Atento” trademark.

Under the Berne Convention for the Protection of Literary and Artistic Works, the trademarks and copyrights noted are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of April 2014, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

Property

We perform our business in service delivery centers leased from third parties, and did not own any real estate as of December 31, 2013, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, on a 2,400 square meters field for 30 years, extendable for 15 year periods up to a maximum of 75 years. In 2006, we built a service delivery center at the site. As of December 31, 2013, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations—Effect of Operating Leases.”

Lease expenses on a consolidated basis reached $138.0 million, $124.6 million, $118.3 million and $56.2 million in the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2014, respectively.

Legal Proceedings

We are subject to claims and lawsuits arising in the ordinary course of our business. We make provision for such claims and lawsuits in our annual financial statements to the extent that losses are deemed both probable and quantifiable. We do not believe that the outcome of any pending claims will have a material adverse effect on our business, results of operations, liquidity or financial condition.

Notwithstanding the foregoing, as of June 30, 2014, Atento Brazil was party to approximately 9,738 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions in general. Atento Brazil estimates that the amount involved in these claims total $124.1 million, of which $75.5 million have been classified as probable, $42.6 million classified as possible and $6.0 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. Considering the levels of litigation in Brazil and our historical experience with these types of claims, as of June 30, 2014, we have recognized $75.5 million of provisions ($71.9 million as of December 31, 2013 and $71.8 million as of December 31, 2012), which corresponds to the total amount of the claims whose chances of loss have been classified as probable, and that according to our directors and in consideration of the assessment performed by our legal advisors, is a sufficient amount to cover the risk of payments likely to be made with respect to these claims. Nevertheless, there is a risk that the provisioned amount may not be sufficient to cover the actual contingency to which Atento Brazil is exposed, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In connection with these claims, Atento Brazil and its affiliates have, in accordance with local laws, deposited $49.3 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). These deposits are accounted for in Other Financial Assets. The yearly net cash contributed to the courts as judicial deposits amounted to $11.7 million in 2013, $16.0 million in 2012 and $23.7 million in 2011.

Moreover, as of June 30, 2014 Atento Brazil was party to 10 civil public actions filed by the Labour Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL67.7 million, of which BRL2 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brazil has established a reserve, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure you that these current claims or future claims brought against us will not result in liability to us, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Employees and Culture

We believe that our people are key enablers to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing a culture that emphasizes teamwork, improvement of our processes and, most importantly, total dedication to the client. We believe that our distinctive culture is incorporated within all relationships and processes of our organization and fits within our values and goals.

Our culture is sustained by four core values (i) commitment, (ii) trust, (iii) passion and (iv) integrity. We aim to deliver growth by inspiring our people and believe that our values help us deliver on our mission to “make companies successful by guaranteeing the best customer experience for their clients.” The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles that reinforce and exemplify our core values:

•	we work as a team, understanding our clients’ needs locally but leveraging our global capabilities and scale;

•	we encourage the spirit of entrepreneurship and innovation;

•	we strive to be efficient, agile and streamlined to create value for our clients;

•	we put passion into everything we do, motivated by the desire to be better, with the ambition to achieve our goals;

•	we are disciplined financially and operationally; and

•	we are proud to build a great place to work.

As a result of that, we were named in 2013 one of the top 25 multinational companies globally to work for by Great Place to Work Institute, putting us alongside companies such as Google, Microsoft and The Coca-Cola Company. Furthermore, we have received the most country-level Great Place to Work prizes in the CRM BPO industry. Because our solutions are delivered through our approximately 155,000 employees, we believe that our high levels of demonstrated employee satisfaction enable us to deliver a differentiated customer experience compared to our competitors and clients in-house.

Incentive Model

Our management team’s interests are aligned as the key drivers for management’s compensation are (i) the creation of shareholder value, (ii) increased growth in our business (especially with new clients) and (iii) the improvement of our margins.

To pursue the delivery of our strategic goals, we periodically evaluate the contribution and development of our employees. The evaluation of our employees is performed in our annual management review, which impacts many talent management processes, including compensation reviews, training and development initiatives and mobility moves. The management review process is based on reviewing an employee’s performance, competencies and potential assessment (i.e., director, managers and leaders).

Our compensation model is principally driven by our vision and mission, organizational culture, external and internal environment, business strategy and our organizational model. These considerations are translated into a “Total Compensation Model,” under which we consider compensation, benefits, work/life balance, performance and recognition, development and career opportunities to attract, retain, engage and motivate our current and future employees. The main pillars of the model, particularly in relation to structure personnel, are job grading methodology, base salary, bonus scheme, long-term incentives, international mobility and other benefits.

Employees

For the six months ended June 30, 2014, our average and period end number of employees were 153,641 and 151,903, respectively (excluding internships). The following table sets forth the number of employees (excluding internships) we had on a geographical basis (excluding Venezuela) for average 2011, 2012 and 2013.

	Yearly Average
	2011	2012	2013	2014(1)
Brazil	79,664	82,973	86,413	83,289
Americas	49,360	49,871	53,037	55,512
EMEA	17,912	17,316	16,307	14,771
Headquarters	106	89	75	69
Total	147,042	150,248	155,832	153,641

(1)	June 30, 2014.

For the year ended December 31, 2011, an average of 68.5% of our staff had permanent employment contracts as compared to an average of 69.0% as at December 31, 2012, 74.9% as at December 31, 2013 and 74.9% for the six months ended June 30, 2014.

Employee Training and Motivation

We focus on attracting and retaining talents. Our methodology consists in a global selection process with common phases for each profile and a consistent methodology, as well as integrated selection tools and systems with well-defined criteria in identifying desired employee profiles. This integrated approach allows us to create a consistent selection process across geographies, promoting adherence of new employees to our core values, with the ultimate goal of improving business performance.

We also developed over time motivational initiatives (Rally program) designed for the operational staff to improve results and strengthen the sense of belonging. This initiative was originally set up as an instrument for generating points of contact and relations between staff and our brand and values. The program includes a series of quarterly events involving cultural, recreational, sports and social activities that are open to all employees.

Employee Satisfaction. The level of employee satisfaction within the work environment is important to us. We participate in the “Great Place to Work” survey, held locally by the Great Place to Work Institute. The survey measures perceptions of employees about the work environment and allows for comparison against other participating companies at certain local and regional levels. In 2013, we were recognized as one of the top 25 companies to work for according to Great Place to Work Institute’s ranking of the World’s Best Multinational Workplaces, putting it alongside companies such as Google, Microsoft and The Coca-Cola Company. Additionally, we have won numerous Great Place to Work recognitions regionally, in both South and Central America, and in the countries where we operate. In 2013, we were listed among the “Great Place to Work” companies in eleven of the fifteen countries where we operate (Brazil, Argentina, Colombia, Chile, El Salvador, Guatemala, Mexico, Peru, Puerto Rico, Spain and Uruguay). Notably, we also received the #1 Great Place to Work in Colombia for two consecutive years.

Labor/Collective Negotiation

We closely monitor the management of labor relations and it is an important element for the success of our business and results of operations.

As of December 31, 2013, we had in place collective bargaining agreements in seven countries, including Argentina, Brazil, Chile, Mexico, Peru and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2011, 2012 and 2013, 82.0%, 80.5% and 79.6%, respectively, of our employees were under collective bargaining agreements. As of June 30, 2014, 78.2% of our employees were under collective bargaining agreements. See “Risk Factors—Risks Related to Our Business—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.” Our collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, extra time, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. We have already finalized agreements for 2014 in the most important cities in Brazil including São Paulo where we agreed salary increases of 4.9% to 6.8%, compared to a 6.2% increase in the consumer price index in 2013, according to the IMF.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico DF and it is re-negotiated every year. In 2014, a 4% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 3.8% increase in the consumer price index in 2013, according to the IMF.

In Spain, there is a collective bargaining agreement for all of the contact center companies in the country, which is negotiated through the “Asociación de Contact Center Española,” a committee comprised of representatives from five of the six largest contact center companies in Spain, of which we are one. The current collective bargaining agreement is due to terminate on December 31, 2014 and stipulates, among other things, annual salary increases for 2013 and 2014.

History and Structure

Commencement of Activities and Geographical Expansion (1999-2001)

We were founded in 1999 to consolidate the Telefónica Group’s CRM services into a single company to take advantage of the expected demand in CRM services and to capture efficiencies of scale, with the start-up of our operations in Brazil, Chile, El Salvador, Guatemala, Peru, Puerto Rico and Spain. By 2000, we had continued our expansion into Latin America and launched our operations in Argentina, Colombia and Venezuela, while further growing our Brazilian operations. We also launched our operations in Morocco. By 2001, with the launch of our operations in Mexico, we had established a presence in 13 countries. We then began to increase our focus on consolidation and business profitability.

Business Consolidation (2002-2003)

In 2002, we improved our commercial efficiency and adjusted our cost structure to maintain our position as one of the main operators in the CRM BPO market. Beginning in 2003, we concentrated our efforts on defining our business strategy with the aim of creating sustained and profitable growth in the coming years. This strategy focused on providing differentiating services through quality and adding value to our clients’ businesses and building and maintaining long-term relationships.

Differentiation through Services and Relationships and Profitable Growth (2003-2007)

We continued our geographic expansion launching our Uruguay operations and our commercial offices in France in 2006 and Panama in 2007. From 2003 to 2007, we focused on implementing our differentiation strategy by offering higher quality solutions, superior value-added services and developing and maintaining long-term relationships. This strategy was very successful, delivering a significant increase in revenue and operating profit during the years from 2003 to 2007.

Differentiation through Efficiency and Innovation (2008-2011)

In 2008, we broadened our strategic targets to include the pursuit and provision of new business opportunities, while continuing our strategy of differentiation by offering higher quality solutions, superior value-added services and building and maintaining long-term relationships. We also expanded our geographical presence in 2008 with the purchase of Telemarketing Prague, a.s., in the Czech Republic. In 2009, we began operations in the United States.

Establishing a Standalone Business (2012-2014)

In December 2012, Bain Capital acquired the Atento Group from Telefónica. We believe that the transition from a Telefónica subsidiary to a standalone business was successful with (i) no business disruption as a result of the carve-out, (ii) continued confidence from our long-standing clients and (iii) continued support from our banking community. There were significant efforts in strengthening our senior management team, including the appointment of a new Chief Financial Officer, Chief Technology Officer and Chief Commercial Officer, and the reinforcement of our salesforce to actively pursue Telecom clients other than Telefónica and target cross-border multinational clients.

In order to reinforce our partnership with Telefónica, in 2012 we signed the MSA with a nine year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

INDUSTRY OVERVIEW

We are the leading company in the CRM BPO segment of the Latin American BPO market with market share of 20.1% based on revenue. We are the market leader in five of the six main Latin American markets in which we operate and believe that the Latin American CRM BPO market is a large and underpenetrated market with growth that will outpace the global market.

The CRM BPO market is a higher growth market in Latin America with 8.0% growth in 2013, on a constant currency basis. End market demand growth in Latin America is fueled by an expanding Latin American middle class, which came to a rise as a result of higher GDP growth in the last decade. End markets relevant for CRM BPO services include larger and established segments such as telecom, but also penetrating segments such as financial services, healthcare and consumer products, amongst others. According to Frost & Sullivan, call center seat penetration in Latin American countries significantly lags the United States and Spain, and continued penetration of outsourced customer management services will be a driver of growth for the CRM BPO industry. Furthermore, there is also potential for North American CRM BPO services to be further near-shored to Latin America.

We are well positioned to continue to capture growth and gain share in this market with secular growth tailwinds. We believe that our regional expertise, economies of scale, highly engaged employee base and comprehensive service capabilities will enable us to differentially grow our already large blue chip client base and deliver highly value added, customized solutions to our clients.

The table below illustrates how the Latin American CRM BPO market is different from the more mature and fragmented CRM BPO market in North America.

Growth Thesis	Metric	North America	Latin America
High growth	2012-2017E CRM BPO market growth CAGR	4.2%	9.7	%(2)
Penetration tail winds	Total CRM call center seats / ‘000s population	15.8 (1)	3.0
Consolidated industry	2012 Market share of top 3 competitors	16.2%	44.7%

Source:	Frost & Sullivan and International Monetary Fund estimates.
(1)	Figure representative of the United States only.
(2)	Adjusted for constant currency using foreign exchange spot rates provided on page ii of this prospectus.

Global BPO Market

Business process outsourcing has continued to grow in recent years as more enterprises realize the cost savings and efficiency that can be accomplished by outsourcing non-core business processes. BPO enables organizations to: (i) focus on their core capabilities, (ii) have greater control over costs and budgeting, (iii) increase customer satisfaction, (iv) reduce the time-to-market for new products and services and (v) redeploy capital used in internal processes. Furthermore, we believe that clients receive a higher quality of service in these non-core areas by partnering with a company like us, as we are able to provide solutions as our primary focus.

BPO is the modern practice of organizations engaging a third party to execute non-core business processes such as accounting, billing, customer service, credit management, human resource management, legal services, and printing or IT. The propensity of businesses to outsource continues to grow and the activities outsourced today involve increasingly higher value functionality than even a few years ago, as they now encompass disciplines such as engineering, design, software programming, and business and financial analysis.

The $167.4 billion global BPO market is forecasted to grow at a CAGR of 5.6% from 2013 to 2018 reaching an estimated $220.1 billion by 2018, according to IDC.

This strong growth rate forecast is the result of: (i) the increasing propensity of organizations to outsource, (ii) an increase in economic activity as the developed world continues to recover from the global economic downturn, (iii) organizations looking to achieve a wider range of objectives from outsourcing, resulting in new opportunities for providers such as us and (iv) organizations, particularly those in emerging markets, becoming increasingly aware of the advantages BPO can provide to their businesses such as increased revenue, higher margins, improved working capital management, increased customer satisfaction and enhancement of their competitive position.

	Worldwide BPO Services Revenue by Business Function
	2013	2014E	2015E	2016E	2017E	2018E	CAGR 2013- 2018E
	(US$ in billions)						(%)
CRM BPO	60.9	64.5	68.2	72.2	76.6	81.3	5.9
Finance and accounting	32.0	34.2	36.5	38.8	41.3	43.8	6.5
Human resources	20.6	21.4	22.3	23.3	24.3	25.4	4.3
Human resources processing	50.5	52.9	55.3	57.8	60.5	63.4	4.6
Procurement	3.3	3.7	4.2	4.8	5.4	6.1	13.1
Total	167.4	176.6	186.5	196.9	208.0	220.1	5.6

Source: 2014 IDC Forecast.

Global CRM BPO Market

CRM BPO is the largest segment within the broader BPO market and is projected to outgrow the BPO market as a whole. It includes the outsourcing of the activities and business processes that an organization undertakes in interacting with its customers or the consumer. These include customer care, retention, acquisition, technical support, help desk services, credit management, sales, marketing, and back-office functions. CRM BPO services can range from simple call handling to managing complex business processes through multiple channels using advanced technological solutions.

It is estimated that worldwide spending on CRM BPO is expected to grow at a CAGR of 5.9% from $60.9 billion in 2013 to $81.3 billion in 2018, according to IDC. Over the same period, Latin America is projected to be the fastest growing region according to Frost & Sullivan, with a forecasted CAGR of 9.8%. North America, a mature market, is expected to grow at a CAGR of 4.2%, and EMEA with a 2.2% CAGR from 2012 to 2017.

	CRM BPO Revenue by Select Regions
	2012	2013E	2014E	2015E	2016E	2017E	CAGR 2012- 2017E
	(US$ in billions)						(%)
Latin America(1)	9.5	10.3	11.6	12.7	13.9	15.1	9.7
North America	23.1	23.9	24.9	26.0	27.2	28.3	4.2
EMEA(2)	17.4	17.8	18.3	18.6	19.0	19.4	2.2

Source: Frost & Sullivan.

Note: Latin American and EMEA market sizes adjusted for constant currency using foreign exchange spot rates provided on page ii of this prospectus.

(1) 2013 market size for Latin America represents actual market size.

(2) 2012 market size for EMEA represents estimate.

Key Trends in the Global CRM BPO Market

There are a number of trends driving projected global growth in the CRM BPO market and we are well-positioned to take advantage of certain of these trends, which we expect will help drive our future growth.

Outsourcing

We expect that the trend for companies to outsource non-core business processes to third party providers will continue in the future. Outsourcing customer service functions enables organizations to focus on their core capabilities while maintaining greater control over costs and budgeting. Additionally, many companies see an increase in customer satisfaction as large third party providers, including ourselves, are able to deliver solutions at consistent quality levels.

Regionalization

In our experience, blue-chip companies are increasingly demanding CRM BPO services and solutions that can be implemented by a single provider across different countries. By seeking out pan-regional providers, these clients intend to achieve consistently high service levels and comprehensive capabilities. We believe that this trend will favor large multi-regional service providers, such as ourselves, who are able to provide services in multiple locations. Local providers struggle to compete against larger providers with an international footprint, product expertise, economies of scale, and a broad service offering.

New Technology / Service Pricing Models

As consumers around the world become more familiar with communicating through the web, chat, SMS and other channels, the proportion of contacts delivered through alternatives to live voice will increase. We expect the usage of higher value-add technologies, delivered through multiple channels, to increase as our clients realize the cost advantages of automation and the business benefits of improved data mining and customer tracking. This transition towards more complex multi-channel solutions creates an opportunity for CRM BPO service providers, including ourselves, to implement success-based components to their contracts.

We have a strong track record in successful pricing propositions to our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcome-based pricing if certain performance indicators are achieved. We also believe that new contracts will increasingly be based on more outcome-based pricing and hybrid pricing models as means of making services more transparent and further driving demand for CRM BPO services. In addition, most of our service contracts with our key clients include inflation-based adjustments to offset adverse inflationary effects. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Off-Shoring

The global trends toward off-shoring and near-shoring (the provision of BPO services from a low cost country or region to a client based in a different country) have significantly increased over recent years. The global market for off-shore BPO services (which includes all BPO services) is expected to increase from $5.7 billion in 2012 to $11.2 billion in 2017, a CAGR of 14.5%, according to IDC. While off-shoring from Latin America to other shores is not a risk due to the low-cost domestic outsourcing options available in the region, third party providers in Latin America have been able to capitalize on the chance to cost-effectively serve the North American and European markets. For example, Latin American near-shore CRM BPO revenue from North America is projected to grow at a CAGR of 10.5% from 2012 to 2017, reaching $2.7 billion in 2017, according to Frost & Sullivan.

Latin American CRM BPO Market

The CRM BPO market in Latin America is one of the largest and fastest growing with a size of $10.3 billion in 2013, having grown 8.0% from 2012. The market is driven mainly by domestic demand, which accounted for nearly 77% of the market in 2013, but is gradually shifting to accommodate an off-shore growth opportunity stemming from North American markets. The market is expected to exhibit continued strong growth: revenue is forecasted to increase at a CAGR of 9.8% for the period from 2013 to 2018, with spending totaling $16.3 billion by 2018, according to Frost & Sullivan. Brazil, the largest market in Latin America, is expected to grow at a 10.3% CAGR from 2013 to 2018, while smaller markets such as Colombia and Peru are expected to grow at 13.6% and 8.6%, respectively, according to multiple studies published by Frost & Sullivan.

	Latin America CRM BPO Revenue by Country
	2013	2014E	2015E	2016E	2017E	2018E	CAGR 2013- 2018E
	(US$ in billions)						(%)
Argentina	0.6	0.7	0.8	0.8	0.8	0.9	8.8
Central America & Caribbean	1.4	1.5	1.7	1.8	2.0	2.1	8.6
Chile	0.3	0.4	0.4	0.4	0.4	0.4	6.4
Colombia	1.0	1.2	1.4	1.6	1.8	1.9	13.6
Peru	0.4	0.4	0.4	0.5	0.5	0.5	8.6
Subtotal	3.7	4.3	4.7	5.1	5.5	5.9	10.0
Mexico	1.6	1.7	1.9	2.0	2.1	2.3	7.5
Brazil	5.0	5.6	6.2	6.8	7.5	8.2	10.3
Total	10.3	11.6	12.7	13.9	15.1	16.3	9.8

Source: Frost & Sullivan’s LatAm Market Research.

Note: Market sizes adjusted for constant currency using FX spot rates provided on page ii of this prospectus.

Key Trends in the Latin American CRM BPO Market

There are a number of trends driving growth in the Latin American CRM BPO market and we believe our market position will allow us to differentiate ourselves and capitalize on this growth.

Large CRM BPO Market with Sustained Demand Growth Driven by an Emerging Middle Class. The scale and growth of Latin America’s economies present a large market opportunity. Latin American GDP has grown significantly faster than global GDP in recent years and is expected to continue to grow at attractive rates. According to EIU, Latin American GDP grew at an average annual rate of 3.5% from 2006-2012 compared to 2.1% globally. This growth is supported by an expanding middle class, which is expected to grow from approximately 29% of the population in 2009, to approximately 42% by the year 2030, according to data from The World Bank.

As a result, customer experience-intensive industries, such as insurance and banking which have historically been underpenetrated in Latin America have experienced high volume growth, resulting in increased demand for CRM BPO services. For example, the addressable banking market in Brazil continues to grow, with approximately 61% of the population that is 15 years or older engaging in banking activities in 2013 compared to only approximately 40% in 2007, according to Euromonitor. Total insurance premiums paid in Brazil grew at a CAGR of approximately 18% from 2007 to 2013, according to the Ernst & Young Latin America Insurance Outlook published in 2014.

We believe that the projected strong growth rates create an opportunity for less prevalent industries in Latin America to expand the number of dedicated agent seats. In 2013, only 51% of outsourced CRM BPO call center seats were utilized to provide services to end market verticals other than telecommunications, compared to 63% in the United States.

2013 Outsourced CRM Agent Seat Breakdown by End Market Vertical

Source: Frost & Sullivan.

Note: “Other” includes Healthcare, Travel & Hospitality, Government, Education and other industries.

Lastly, according to Frost & Sullivan, in 2013, call center seat penetration in Latin America significantly lagged the United States, and we believe that this gap will result in long-term growth for our industry in the region.

2013 Call center seats / ‘000s population

Source: Frost & Sullivan and International Monetary Fund.

Note: Includes in-house and outsourced seats.

Continued Trend for Further Outsourcing of CRM BPO Operations

As of 2013, 32.4% of domestic CRM BPO operations in Latin America were outsourced to third-party providers, based on number of agent seats compared to 27.1% in 2007, according to Frost & Sullivan. In the context of high growth in CRM BPO volumes and low levels of automation in the clients we serve, we believe the value proposition for further outsourcing is compelling and enables our clients to (i) focus on their core capabilities, (ii) generate cost efficiencies, (iii) increase customer satisfaction, (iv) reduce the time-to-market for new products and services and (v) redeploy capital used in internal processes. Given these factors, we expect outsourcing penetration in our markets to continue to grow in the future.

Emergence of Multi-Channel Services

Usage of non-voice contact channels and voice automation remains relatively limited in Latin America. Frost & Sullivan estimates that in Latin America in 2012 over 90% of all contacts were live voice calls

(including live agents and automated speech enabled systems) and approximately 90% of contacts were handled by live agents. We expect less traditional channels of delivery to grow as clients require more complex solutions, including collections, technical support, service desk help, back office functions and other BPO processes.

By leveraging existing infrastructure and client relationships, we will be able to deliver increasingly complex solutions and value-added services to clients through multiple channels. By offering such solutions, we can expect greater client stickiness while more efficiently utilizing existing infrastructure, back-filling existing capacity and driving incremental margins.

North American CRM BPO Market

From 2012 to 2017, it is estimated that North American CRM BPO revenue will grow at a CAGR of 4.2%, reaching $28.3 billion in 2017, according to Frost & Sullivan. The CRM BPO market in North America is mature, highly fragmented and competitive. For that reason, we view North America as an off-shore growth opportunity as U.S. based businesses continue to off-shore call center activities.

	North American CRM BPO Off-Shore Market Size by Fulfillment Markets
	2012	2013E	2014E	2015E	2016E	2017E	CAGR 2012- 2017E
	(US$ in billions)						(%)
Latin America	1.7	1.8	2.0	2.3	2.5	2.7	10.5
India	3.0	3.2	3.4	3.6	3.8	4.0	5.6
Philippines	2.8	3.1	3.4	3.7	4.0	4.3	8.7
Other	1.1	1.1	1.2	1.2	1.2	1.3	3.4
Total	8.6	9.3	9.9	10.7	11.5	12.3	7.4

Source: Frost & Sullivan.

North America continues to off-shore call center services to other geographies, with 37.4% of the market off-shored in 2012, and an expected 43.4% off-shored in 2017, according to Frost & Sullivan. Within off-shoring, U.S. clients increasingly choose to near-shore to Latin America to minimize time zone differences that might be experienced when off-shoring to India or the Philippines.

The growth in off-shore services by fulfillment market is led by Latin America with an expected 10.5% CAGR from 2012 to 2017, followed by the Philippines (8.7%), India (5.6%), and other regions (3.4%). As the leading growth outlet, Latin America currently accounts for 19.3% of the North American off-shore market, and is expected to grow to 22.3% by 2017, accounting for $2.7 billion of off-shored revenue, according to Frost & Sullivan.

In fact, many North American companies have begun to accelerate sales and marketing activity in the burgeoning U.S. Hispanic market, and require contact centers to support both English- and Spanish-language calls. These companies are able to take advantage of near-shore opportunities in Latin America that provide a qualified and competitive source of labor, particularly as the labor differential versus the Philippines and India continues to diminish. As the Latin American CRM BPO market leader, this will continue to be a great opportunity for us, and we have already designated dedicated contact center seats to serve the U.S. market.

EMEA CRM BPO Market

It is estimated that total CRM BPO revenue in EMEA will grow at a 2.2% CAGR from 2012 to 2017, reaching $19.4 billion by 2017, according to Frost & Sullivan, adjusted for constant currency. This market is very fragmented because of its geographical nature and the multiple languages and cultures in the region.

As a Company, the majority of our European operations are located in Spain. The CRM BPO market in Spain is expected to grow at a 1.6% CAGR from 2012 to 2017, ultimately reaching a market size of $1.2 billion by 2017, based on revenue, according to Frost & Sullivan.

Competitive Landscape

Global Competitive Landscape

In 2013, we were the second largest company in the global CRM BPO market. In 2013, the market share figures for the top three companies were: Teleperformance S.A. (“Teleperformance”) (5.3%); Atento (3.8%); and Convergys Corporation (“Convergys”) (3.3%), according to company filings, IDC and our estimates. In January 2014, Convergys acquired Stream Global Services (“Stream”), making Convergys the 2nd largest market share on a pro forma basis.

According to Gartner (December 2013), we are positioned as a global market leader and visionary within the CRM BPO market.

We are the largest outsourced CRM BPO solutions provider in Latin America. Although we do not currently have a single, global competitor in all of our markets, there are many companies from different countries that compete with us in various specific markets and countries.

Latin American Competitive Landscape

We are the largest outsourced CRM BPO provider by revenue and headcount in Latin America for the year ended December 31, 2013, according to Frost & Sullivan. In 2012, we had a market share of 20.1% in Latin America compared to 19.1% in 2009, and were the market leader in five of the six countries in which we operate, including Argentina, Brazil, Chile, Mexico, and Peru. In our largest market, Brazil, we have 25.5% market share based on 2013 revenue, and primarily compete with Contax (27.3% market share). Since 2009, we have increased our market share in Brazil (23.3% in 2009, according to Frost & Sullivan), while Contax market share has reduced over the same period (29.8% in 2009). During 2013, we have continued to grow our market share in Brazil, and as of April 2014 believe that we have overtaken Contax as the number one provider of CRM BPO services.

Atento 2013 Market Share and Position by Country

Source: Frost & Sullivan.

(1)	Brazil market share based on Frost & Sullivan, market share position as of Q1 2014 (management estimate).
(2)	Spain market share as of 2011.

According to Frost & Sullivan, we have increased our market share of the CRM BPO market in Brazil from 23.3% in 2009 to 25.5% in 2013 second only to Contax, which saw its market share decline from 29.8% to 27.3% in Brazil over the same period. We generated BRL693.0 million ($306.7 million) and BRL681.3 million ($288.9 million) of revenues in Brazil in the fourth quarter of 2013 and first quarter of 2014 respectively while Contax reported revenues for its contact center division in Brazil of BRL683.9 million ($300.5 million) and BRL636.5 million ($273.6 million), respectively, in those periods. Based on this data, we believe we are now the leading CRM BPO provider in Brazil.

Limited Number of Large Scale Operators in Latin America

Very few companies operate large-scale operations across the entire Latin American region. Most companies operate in only one or two Latin American countries, or within multiple markets with more limited scale as compared to Atento. Establishing large scale operations in Latin America presents challenges due to specific country dynamics in the region and the complexity of managing a large and dynamic workforce. The presence of local players with established long-term positions in certain countries also results in specific industry dynamics. For example, in 2013 in Brazil, the top three providers of CRM BPO services in aggregate accounted for 59.2% of the market, whereas in North America the top three providers in aggregate had just a 16.2% share in 2012, according to Frost & Sullivan.

EMEA Competitive Landscape

The EMEA market is dominated by major global providers, followed by a host of smaller regional and locally-owned companies. As a result of its geographical nature and the multiple languages and cultures in the EMEA region, this market is very fragmented. In our primary European market, Spain, we have 22.3% market share. Our largest competitor in Spain is Grupo Konecta with 17.9% share, according to Frost & Sullivan.

MANAGEMENT

Below is a list of the names and ages (as of the closing date of this offering) of the Issuer’s directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Alejandro Reynal	41	Chief Executive Officer and Director
Mauricio Montilha	50	Chief Financial Officer
Reyes Cerezo	49	Legal and Regulatory Compliance Director
Iñaki Cebollero	44	Human Resources Director
John Robson	50	Technology Director
Michael Flodin	51	Operations Director
Mariano Castaños	42	Commercial Director
Nelson Armbrust	50	Brazil Regional Director
Miguel Matey	42	North America Regional Director
Juan Enrique Gamé	53	South America Regional Director
José María Pérez Melber	42	EMEA Regional Director
Bruce Dawson	50	US Nearshore Regional Director
Francisco Tosta Valim Filho	50	Director
Melissa Bethell	39	Director
Aurelien Vasseur	38	Director
Mark Nunnelly	55	Director
Luis Javier Castro	48	Director
Stuart Gent	42	Director
Devin O’Reilly	40	Director

Our Executive Officers

Alejandro Reynal, Chief Executive Officer and Director. Mr. Reynal has served as our Chief Executive Officer since October 2011. Mr. Reynal has served as a member of our board of directors since September 2014. Prior to this appointment, he worked at Telefónica’s Headquarters as Corporate Strategy Director for the Telefónica Group and from 2008 until 2011 he served as our EMEA Regional Director. Since he joined Telefónica Group in 2000, Mr. Reynal held various executive positions within Atento. Before his time at Telefónica, he was a Director at The Coca-Cola Company and Business Development Manager for the International Division of The Gap, Inc. He holds an MBA from Harvard Business School and a Bachelor and Master of Engineering degrees from the Georgia Institute of Technology. We believe Mr. Reynal is qualified to serve on our board of directors due to his extensive experience in the CRM BPO and telecommunications industries, corporate strategic development, financial reporting and his knowledge gained from his service on the boards of various other companies.

Mauricio Montilha, Chief Financial Officer. Mr. Montilha has served as our Chief Financial Officer and as a member of the Group’s Management Committee since September 2013. Prior to joining Atento, he served as the Chief Financial Officer for the satellite television company, a subsidiary of DirecTV, SKY Brazil from April 2009. Prior to joining SKY Brazil, he served as the Chief Financial Officer of the Brazilian subsidiary of the pharmaceutical company Astra Zeneca, a multinational company with operations in 45 countries. Mr. Montilha also served in leadership positions with various companies, including as Vice President of Financial Planning at Wal-Mart International and Vice President and Chief Financial Officer of Philips Latin America. Furthermore, he has held important management positions at companies including Pillsbury, Elma Chips (Pepsico Brazil), Unilever Brazil and Arthur Andersen. Mr. Montilha has a degree in accounting from Faculdade Paranaense-FACCAR and an MBA from the Armando Alvares Penteado Foundation (FAAP).

Reyes Cerezo, Legal and Regulatory Compliance Director. Ms. Cerezo has served as our Legal and Regulatory Compliance Director since January 2008, as well as serving as the Secretary of our Board of

Directors. From 2008 to 2011, Ms. Cerezo served as a member of our Board of Directors. From 2002 to 2007, Ms. Cerezo served as our General Secretary. From 1991 to 2002, Ms. Cerezo worked at Banco Santander Central Hispano. From 1999 to 2002, she was Secretary of the Board of Directors of Sistemas 4B, S.A. Ms. Cerezo has a law degree from the University of Córdoba and holds a General Management degree from IESE.

Iñaki Cebollero, Human Resources Director. Mr. Cebollero has served as our Human Resources Director since November 2011. Prior to assuming his current post, from July 2011 to November 2011 served as our Director of Organization and Development, joining Atento as People Director, initially in Spain and then going on to head the People Area for the EMEA Region. Prior to joining Atento, Mr. Cebollero’s experience encompassed posts such as Head of Human Resources at Sedesa Construcciones and later at Construcciones CMS, Head of Human Resources for Iberia at Ahold, and Director of Human Resources at Leroy Merlín Spain. He holds a degree in Politics and Sociology from Madrid’s Universidad Complutense, a master degree in HR Management from the University of California and attended the Management Development Program at IESE.

John Robson, Technology Director. Mr. Robson has served as our Technology Director since July 2013. Prior to joining Atento, he served as the Chief Information Officer for the customer relationship management and debt collection company, Transcom WorldWide S.A. from 2009 to 2013. Prior to Transcom Worldwide S.A, Mr. Robson served as the Global Chief Technology Officer for SITEL Corporation. Mr. Robson has also served in senior information technology roles for both public and private companies, including Verizon Business Security Solutions, MCI and NETSEC as well as Chief Technology Officer at Liberata PLC. Mr. Robson holds a Higher National Diploma in computer science from Teesside Polytechnic in the United Kingdom.

Michael Flodin, Operations Director. Mr. Flodin has served as our Operations Director since April 2014. Mr. Flodin is a senior executive with more than 25 years of experience, having spent the 16 years prior to joining Atento as partner at Accenture’s Customer Relationship Management Practice. He has a patent pending for a Business-to-Business Customer Experience Framework and Implementation Plan, has been published in CRM Magazine, and has been keynote speaker at several major CRM conferences in North America and Brazil. He holds a bachelor of arts degree in psychology and a philosophy from Flagler College.

Mariano Castaños, Commercial Director. Mr. Castaños has served as our Commercial Director since December 2013. Mr. Castaños began his professional career in Argentina in legal services. Prior to joining the Management Committee as EMEA Regional Director in September 2012, he was Country Director for Atento Spain (including three operations in Morocco, Peru and Colombia). Mr. Castaños joined Atento Argentina in 2004, initially as Sales Manager, going on to the position of Marketing and Sales Director. In 2008 he was promoted to Telefónica Account Director for Atento Spain. In 2000, he joined the Clarín Group as Business Development Manager and then became Americas Strategic Alliance Manager. Mr. Castaños holds a law degree from Universidad Católica Argentina, a master degree in Company Law from Ucema and a PDD (Management Development Programme) from IESE, Spain.

Nelson Armbrust, Brazil Regional Director. Mr. Armbrust has served as our Brazil Regional Director since May 2010. Mr. Armbrust joined Atento in 1999. From 2000 until 2009, Mr. Armbrust served in various executive posts encompassing Argentina and Uruguay, USA and Central America. In 2009, he returned to Brazil as Multisector Executive Director. Mr. Armbrust began his career in 1987 at Siemens Brazil. Mr. Armbrust holds a degree in Electronic Engineering from the Universidad Católica de Río de Janeiro and a master degree in business administration from the University of São Paulo.

Miguel Matey, North America Regional Director. Mr. Matey has served as our North America Regional Director since September 2012 and previously served as Mexico Country Director since January 2012. Prior to this, in 2011, he served as Regional Director for Morocco, France and the Czech Republic. Mr. Matey joined Atento Spain in 2000 and in 2003 he went on to Atento’s Mexican and Central American operations as business manager. From 2004 to 2006, he headed the Business Unit in Central America and the Telefónica Business Unit in Mexico. From 2007 to 2010 he served as Business Director at Atento Spain. Mr. Matey holds a degree in Business and Economics from Madrid’s Universidad Complutense and a master degree in business administration from the IE Business School.

Juan Enrique Gamé, South America Regional Director. Mr. Gamé has served as our South America Regional Director since November 2011. He began working at Atento in 2002 as Multisector Business Director. From 2004 to 2008 Mr. Gamé was General Manager of Atento Peru and in 2010 he became Regional Manager of Atento Chile. Mr. Gamé holds a degree in Civil Industrial Engineering from the Universidad Católica de Valparaíso and an MBA and Diploma in Distribution and Logistics Management from Universidad Adolfo Ibáñez.

José María Pérez Melber, EMEA Regional Director. Mr. Melber has served as our EMEA Regional Director since March 2014. He has worked in the industry for over ten years. Prior to joining Atento, Mr. Pérez Melber served as Operations Director at Orange Spain, with direct responsibility over customer care, loyalty, retention, billing and credit management from July 2011 until February 2014. Before that, Mr. Pérez Melber worked at Transcom in 2004 as Global Manager of Tele2. In 2006, he was appointed General Director of Transcom Iberia & Latam and to the company’s Executive Committee, a position he held until 2009 when he was named General Director for Southern Europe, Latam and North Africa. Prior to his arrival at Transcom, Mr. Pérez Melber worked in marketing and customer relations within the insurance sector. Mr. Pérez Melber holds a degree in Business Administration and Insurance Sciences from Universidad Pontificia de Salamanca.

Bruce Dawson, US Nearshore Regional Director. Mr. Dawson has served as our US Nearshore Regional Director since April 2014. Mr. Dawson is a senior executive—Global BPO & Captive Operations professional with 22 years of experience leading companies with global footprints (onshore, offshore, nearshore, North America, Latin America, Europe, Asia-Pacific). Prior to joining us, Mr. Dawson served at Sitel from October 2012 to March 2014 and Stream from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing as well experience from the software and telecommunications sector. He holds a BA in Psychology from Denison University.

Our Directors

We believe that our board of directors is, and we intend that it continue to be, composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below (information with respect to Mr. Reynal, our Chief Executive Officer and a member of our board of directors, is set forth above).

Francisco Tosta Valim Filho, Director. Mr. Valim has served as a member of our board of directors since April 2014. Mr. Valim served as Chief Executive Officer of Via Varejo from August 2013 until April 2014 and of Oi S.A. from August 2011 until January 2013. From January 2008 to July 2011, Mr. Valim was the Chief Executive Officer of Experian for Latin America, Europe and the Middle East. Prior to working at Experian, he served as Chief Executive Officer of NET Serviços de Comunicação S.A. from February 2003 to January 2008, Chief Financial Officer of Oi from January 2002 to February 2003; and Vice-President and Chief Financial Officer of RBS Participações S.A. from September 1989 to December 2001. Mr. Valim holds an MBA from the Marshall School of Business—University of Southern California and a bachelor of arts degree in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS) with advanced studies degrees in Finance from Fundação Getulio Vargas and Planning and Organization from UFRGS. We believe Mr. Valim’s qualifications to serve on our board of directors include his extensive experience in the telecommunications industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Melissa Bethell, Director. Ms. Bethell has served as a member of Topco’s board of directors since the consummation of the Acquisition in December 2012 and a member of the Issuer’s board of directors since March

2014. Ms. Bethell is a Managing Director of Bain Capital, which she joined in 1999 and relocated from Boston to London in 2000 as a member of Bain Capital’s European investment team. Prior to joining Bain Capital, Ms. Bethell worked in the Capital Markets group at Goldman, Sachs & Co., with a focus on media and technology fundraising. She received her master in business administration with distinction from Harvard Business School and a bachelor of arts degree with honors in Economics and Political Science from Stanford University. We believe Ms. Bethell’s qualifications to serve on our board of directors include her extensive experience in the telecom, media and technology industries, strategic development, financial reporting and her knowledge gained from service on the boards of various other companies.

Aurelien Vasseur, Director. Mr. Vasseur has served as a member of the Issuer’s board of directors since March 2014. Mr. Vasseur joined Bain Capital Luxembourg S.à r.l. in June 2011 and is a corporate manager of the firm. Before joining Bain Capital, Mr. Vasseur was a finance auditor at Ernst & Young, Luxembourg from 2004 until May 2011. Mr. Vasseur received a master degree in management from the Ecole des Hautes Etudes Commerciales (EDHEC Business School). We believe Mr. Vasseur’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, knowledge of our business, financial reporting and his knowledge gained from service on the boards of various other companies.

Mark Nunnelly, Director. Mr. Nunnelly has served as a member of our board of directors since September 2014. Mr. Nunnelly joined Bain Capital in 1990 and was a Managing Director until he retired from the firm in 2014. Prior to joining Bain Capital, Mr. Nunnelly was a Vice President at Bain & Company, with experience in the United States, Asian and European strategy practices. Previously, Mr. Nunnelly worked at Procter & Gamble in product management. He also founded and had operating responsibility for several new ventures. Mr. Nunnelly received an MBA with Distinction from Harvard Business School and received an A.B. from Centre College. Mr. Nunnelly is currently on the Board of Directors of Bloomin’ Brands, Dunkin’ Brands, Genpact, Apple Leisure Group and BMC Software. We believe Mr. Nunnelly’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Luis Javier Castro, Director. Mr. Castro has served as a member of our board of directors since September 2014. He began his career as an associate at Bain & Company, working on strategic cases for several of the largest companies in Central America. In 1996, he was one of the founding partners of Central America’s first private equity fund, Mesoamerica Fund I, L.P. From 1998 to 2003, he was the CEO for Mesoamerica Telecom Ltd., organizing and supervising this fund—the largest private equity fund at the time in Central America. In 1998, along with three other partners, he founded Mesoamerica Investments where he continues to serve as a Managing Partner. Mr. Castro is a director of several companies, including Café OMA, Presto, Globeleq Mesoamerica Energy, among others. Mr. Castro is a member of the G-50, a select group of business leaders of the Americas, a member of the United Way Latin American Regional Committee, a member of the Central America Leadership Initiative’s board and an Aspen Institute fellow. He received an MBA from Georgetown University and a degree in science and agricultural economics from Texas A&M University. We believe Mr. Castro’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Stuart Gent, Director. Mr. Gent has served as a member of our board of directors since September 2014. Mr. Gent joined Bain Capital in 2007 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. Gent was a Managing Director of Avis UK and a member of the Avis Europe Executive Board. Previously, Mr. Gent was a Partner at Bain & Company where he worked in a variety of industries. Mr. Gent received a BSc from Bristol University in England. Mr. Gent is currently on the Board of Directors of WorldPay, Brakes Bros and EWOS. We believe Mr. Gent’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Devin O’Reilly, Director. Mr. O’Reilly has served as a member of our board of directors since September 2014. Mr. O’Reilly joined Bain Capital in 2005 and is a Managing Director in the London office. Prior to joining

Bain Capital, Mr. O’Reilly was a consultant at Bain & Company where he consulted for private equity and healthcare industry clients. Previously, he spent several years in the software industry in corporate development and general management roles. Mr. O’Reilly received an MBA from The Wharton School at the University of Pennsylvania, and graduated with a BA from Princeton University. Mr. O’Reilly is currently on the Board of Directors of Bio Products Laboratory, Intermedica and Brakes Bros. We believe Mr. O’Reilly’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Corporate Governance

Board Composition

Prior to the completion of this offering, our articles of association will provide that our board of directors shall consist between three (3) and fifteen (15) directors as determined from time to time by resolution adopted by the general meeting of the shareholders of the Company.

Upon completion of this offering our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Upon completion of this offering, our board of directors will consist of eight members.

Controlled Company and Foreign Private Issuer

Upon completion of this offering, affiliates of Bain Capital will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the New York Stock Exchange standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our audit committee requiring it to be comprised exclusively of independent directors, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. These rules require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

In addition to the controlled company exemptions, as a foreign private issuer, under the corporate governance standards of the New York Stock Exchange, foreign private issuers are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we intend to follow certain corporate governance practices of our home country, Luxembourg in lieu of certain of the corporate governance requirements of the New York Stock Exchange.

Specifically, we do not intend to have a board of directors composed of a majority of independent directors or a Compensation Committee or Nominating and Corporate Governance Committee composed entirely of independent directors.

As a foreign private issuer, we will also be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board Committees

Prior to the completion of this offering, our board of directors will have established an Audit Committee and a Compensation Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) overseeing our legal compliance process; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (9) reviewing and approving related party transactions.

Upon completion of this offering, our Audit Committee will consist of Francisco Tosta Valim Filho, Devin O’Reilly and Melissa Bethell. Our board of directors has determined that Francisco Tosta Valim Filho will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.atento.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee. The Compensation Committee will be responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) the administration of stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Melissa Bethell, Alejandro Reynal and Stuart Gent. Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website at www.atento.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors and the board of directors or compensation committee of any other company.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code will be available on our corporate website at www.atento.com. Our website is not part of this prospectus. We will provide any person, without charge, upon request, a copy of our Code. Such requests should be made in writing to the attention of our Legal and Regulatory Compliance Director at the following address: C/Quintanavides, n. 17-2 Planta, 28050 Las Tablas, Madrid, Spain.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation of Directors and Executive Officers

Prior to this offering, we were a privately-held company. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations, including those made for 2013, have been the product of negotiations between the executive officers and our Chief Executive Officer and/or board of directors.

The objectives of our compensation policies and programs are to attract, motivate, reward and retain key talent through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. As a new privately-held company, when establishing compensation for executive officers some certain elements of compensation have been the product of negotiations between the executive officers and our Chief Executive Officer and/or board of directors.

In connection with this offering, our board of directors will form a compensation committee to oversee and administer our compensation arrangement, including our 2014 Omnibus Incentive Plan (discussed below). We expect that following this offering, our Chief Executive Officer will review annually each other executive officer’s performance with the compensation committee and recommend appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of certain objectives described above, the compensation committee will approve the annual compensation packages of our executive officers other than our Chief Executive Officer. We also expect that the compensation committee will annually analyze our Chief Executive Officer’s performance and determine his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his performance with input from any independent third party consultants engaged by the compensation committee.

The total aggregate compensation paid to our executive officers was $7.9 million during the year ended December 31, 2013. In addition, total benefits in kind amounted to $0.4 million. To date, we have not provided cash compensation to directors for their services as directors or members of committees of the board of directors.

2014 Omnibus Incentive Plan

In connection with this offering, we intend to adopt the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”). The 2014 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that we expect will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2014 Incentive Plan, which is qualified in its entirety by reference to the full version of the 2014 Incentive Plan. In addition, we note that awards issued in non-U.S. jurisdictions will be subject to the requirements of local law and that the 2014 Incentive Plan, and the awards issued thereto, will be administered accordingly.

Administration

The 2014 Incentive Plan will be administered by the board of directors. Among the powers of the board of directors will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2014 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2014 Incentive Plan as it deems necessary or proper. The board of directors will have the authority to administer and interpret the 2014 Incentive Plan, to grant discretionary awards under the 2014 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of ordinary shares to be covered by each award, to make all other determinations in connection with the 2014 Incentive Plan and the awards thereunder as the board of directors deems necessary or desirable and to delegate authority under the 2014 Incentive Plan to our executive officers.

Available Shares

The aggregate number of ordinary shares which may be issued or used for reference purposes under the 2014 Incentive Plan or with respect to which awards may be granted may not exceed 7,300,000 shares (on an as-converted basis). The maximum number of ordinary shares with respect to which incentive stock options may be granted under the 2014 Incentive Plan shall be 7,300,000 shares (on an as-converted basis). The number of ordinary shares that will be available for issuance under the 2014 Incentive Plan may also be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding ordinary shares. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The ordinary shares that will be available for issuance under the plan may be, in whole or in part, either authorized and unissued ordinary shares or ordinary shares held in or acquired for our treasury. In general, if awards under the 2014 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Incentive Plan. The maximum number of ordinary shares subject to any award of stock options, or stock appreciation rights which may be granted under the 2014 Incentive Plan during any fiscal year of the Company to any participant shall be 200,000 shares. The maximum grant date fair value of any award which may be granted under the 2014 Incentive Plan during any fiscal year to any director will be $5,000,000.

The maximum number of ordinary shares with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that will be subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be 200,000 shares per type of award (on an as-converted basis). The total number of ordinary shares with respect to all awards that may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be 200,000 shares (on an as-converted basis). There are no annual limits on the number of ordinary shares with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of ordinary shares subject to any performance award which may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be 200,000 shares (on an as-converted basis). The maximum value of a cash payment made under a performance award which may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be $5,000,000.

Eligibility for Participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2014 Incentive Plan.

Award Agreement

Awards granted under the 2014 Incentive Plan will be evidenced by award agreements, which need not be identical and which will be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the board of directors.

Stock Options

The board of directors will be able to grant non-qualified stock options to eligible individuals and incentive stock options only to eligible employees. The board of directors will determine the number of ordinary shares subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of an ordinary share at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the board of directors at grant and the exercisability of such options may be accelerated by the board of directors.

Stock Appreciation Rights

The board of directors will be able to grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in ordinary shares or cash, as determined by the board of directors, equal in value to the excess of the fair market value of one ordinary share on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our ordinary shares on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee will also be able to grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2014 Incentive Plan, or such other event as the board of directors may designate at the time of grant or thereafter.

Restricted Stock

The board of directors will be able to award shares of restricted stock. Except as otherwise provided by the board of directors upon the award of restricted stock, the recipient will generally have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The board of directors will be able to determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the board of directors will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. To the extent applicable, Section 162(m) of the Code requires that performance awards be based upon objective performance measures. To the extent applicable, such performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Incentive Plan and are discussed in general below.

Other Stock-Based Awards

The board of directors will be able to, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2014 Incentive Plan that are payable in cash or denominated or payable in or valued by ordinary shares or factors that influence the value of such shares. The board of directors will be able to determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Incentive Plan and discussed in general below.

Other Cash-Based Awards

The board of directors will be able to grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the board of directors will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the board of directors will be able to accelerate the vesting of such award in its discretion.

Performance Awards

The board of directors will be able to grant a performance award to a participant payable upon the attainment of specific performance goals. The board of directors will be able to grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the board of directors. Based on service, performance and/or other factors or criteria, the board of directors will be able to, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The board of directors will be able to grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, to the extent applicable. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the board of directors. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) income before interest and taxes; (13) income before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation Committee; (28) the fair market value of an ordinary share; (29) the growth in the value of an investment in our ordinary shares assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the board of directors will also be able to exclude the impact of an event or occurrence which the board of directors determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the board of directors.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The board of directors will be able to designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2014 Incentive Plan, the board of directors will be able to accelerate vesting of outstanding awards under the 2014 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of an ordinary share paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of an ordinary share paid in a change in control is less than the exercise price of the award. The board of directors will also be able to provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to ordinary shares covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2014 Incentive Plan, our board of directors will be able to, at any time, amend any or all of the provisions of the 2014 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2014 Incentive Plan generally will be non-transferable, other than by will or the laws of descent and distribution, except that the board of directors will be able to provide for the transferability of non-qualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards

The 2014 Incentive Plan will provide that awards granted under the 2014 Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term

The 2014 Incentive Plan will be effective on the date that it is adopted by the board of directors. No award will be granted under the 2014 Incentive Plan on or after the tenth anniversary of such date. However, any award outstanding under the 2014 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Grants in Connection with the Offering

In connection with the consummation of the offering and based on the midpoint of the price range set forth on the cover page of this prospectus, as part of the 2014 Incentive Plan, we expect to grant to members of our senior management approximately 701,192 restricted stock units that will vest, if at all, based on performance-based metrics (the “PRSUs”), and approximately 202,439 restricted stock units that will vest, if at all, based exclusively on time-based metrics (the “TRSUs”).

The PRSUs will cliff vest on the third anniversary of the grant date (the “PRSU Vesting Date”), if at all, based on the achievement of certain performance metrics set forth herein and generally subject to the participant’s continued employment and based on the following. A maximum of 50% of such PRSUs will vest upon achievement of 22% (or greater) per year compound growth in total shareholder return (“TSR”), as measured from the grant date through the PRSU Vesting Date (the “TSR Tranche”). A 25% portion of such TSR Tranche (i.e., 12.5% of the PRSUs) shall vest upon the achievement of 10% TSR upon the PRSU Vesting Date, with straightline interpolation vesting between 10% and 22% TSR, and no vesting of the TSR Tranche for performance below 10% TSR. In addition, a maximum of 50% of the PRSUs will vest upon achievement of a 13.5% (or greater) per year compound growth in organic constant currency Adjusted EBITDA, as measured from the grant date through the PRSU Vesting Date (the “EBITDA Tranche”). A 25% portion of such EBITDA Tranche (i.e., 12.5% of the PRSUs) shall vest upon the achievement of 8% TSR upon the PRSU Vesting Date, with straightline interpolation vesting between 8% and 13% Adjusted EBITDA, and no vesting of the EBITDA Tranche for performance below 8% Adjusted EBITDA.

The TRSUs will vest in equal pro rata portions on each of the first and second anniversaries of the grant date, subject to the continued employment of the relevant participant through the vesting date. Pro rata vesting will be permitted for each of the PRSUs and the TRSUs for participants whose employment is terminated (i) for death or disability, (ii) without cause, (iii) for retirement or (iv) in the Company’s discretion, certain additional terminations (terminations for any other reason not specified in (i) through (iv) shall result in immediate forfeiture of a participant’s unvested PRSUs or unvested TRSUs). PRSUs will be granted on an annual basis, while the TRSUs are intended to be one-time grants. Prior to their vesting date, the PRSUs and TRSUs will carry no voting rights and no rights to participate in any dividends.

PRINCIPAL AND SELLING SHAREHOLDERS

As of September 3, 2014, all of our outstanding ordinary shares are held by PikCo. The following table sets forth information as of September 3, 2014, after giving effect to the Reorganization Transaction and the share split, regarding the beneficial ownership of our ordinary shares (1) immediately prior to and (2) upon consummation of this offering.

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of September 3, 2014 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on (i) ordinary shares outstanding as of September 3, 2014 and (ii) ordinary shares to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional ordinary shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Quintanavides, n. 17-2 Planta, 28050 Las Tablas, Madrid, Spain.

As of September 3, 2014, we had no record holders of our securities in the United States.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering if the underwriters’ option is not exercised		Shares Beneficially Owned After this Offering if the underwriters’ option is exercised in full
Name	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A.(1).	67,589,417	98.2%	57,013,975	78.3%	54,820,225	75.3%
Executive Officers and Directors:
Alejandro Reynal(9)	—	—	—	—	—	—
Mauricio Montilha(9)	—	—	—	—	—	—
Reyes Cerezo(9)	—	—	—	—	—	—
Iñaki Cebollero(9)	—	—	—	—	—	—
John Robson(9)	—	—	—	—	—	—
Michael Flodin(9)	—	—	—	—	—	—
Mariano Castaños(9)	—	—	—	—	—	—
Nelson Armbrust(9)	—	—	—	—	—	—
Miguel Matey(9)	—	—	—	—	—	—
Juan Enrique Gamé(9)	—	—	—	—	—	—
José María Pérez Melber(9)	—	—	—	—	—	—
Bruce Dawson(9)	—	—	—	—	—	—
Francisco Tosta Valim Filho(2)(9)	—	—	—	—	—	—
Melissa Bethell(3)	—	—	—	—	—	—
Aurelien Vasseur(4)	—	—	—	—	—	—
Mark Nunnelly(5)	—	—	—	—	—	—
Luis Javier Castro(6)	—	—	—	—	—	—
Stuart Gent(7)	—	—	—	—	—	—
Devin O’Reilly(8)	—	—	—	—	—	—
All executive officers and directors as a group (19 persons)(9)	—	—	—	—	—	—

(1)	The address for Atalaya PikCo S.C.A. is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.
(2)	The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.
(3)	The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(4)	The address for Mr. Vasseur is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.
(5)	The address for Mr. Nunnelly is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts.
(6)	The address for Mr. Castro is c/o Mesoamerica, Plaza Tempo, Lobby B, piso 4, San José, Costa Rica.
(7)	The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(8)	The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(9)	Separately, Atalaya Management Gibco holds 1,210,583 shares, or 1.8% of our total outstanding shares in Atento immediately prior to the completion of this offering. Upon completion of this offering, Atalaya Management Gibco will hold 1,210,583 shares, or 1.7% of our total shares outstanding. Certain members of our management have an indirect equity interest in these shares, including (percentages are of the outstanding shares of the Issuer held by Atalaya Management Gibco): Alejandro Reynal (25%), Mauricio Montilha (7%), Reyes Cerezo (6%), Iñaki Cebollero (6%), John Robson (3%), Michael Flodin (4%), Mariano Castaños (7%), Nelson Armbrust (11%), Miguel Matey (6%), Juan Enrique Gamé (5%), José María Pérez Melber (4%), Bruce Dawson (3%), and Francisco Tosta Valim Vilho (7%).

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Quintanavides, n. 17-2 Planta, 28050 Las Tablas, Madrid, Spain.

The following table sets forth information as of September 3, 2014, after giving effect to the Reorganization Transactions regarding the beneficial ownership of Topco ordinary shares by:

•	each person or group who is known by us to own beneficially more than 5% of Topco’s outstanding ordinary shares;

•	each of our directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

	A Shares		Series 1 PECs(1)		Series 2 PECs(1)		Series 3 PECs(1)
Name	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Principal Shareholders:
Bain Capital(2)	17,706,930	88.5%	5,093,984,270	87.5%	177,071	87.4%	10,730,223	88.4%
Mesoamerica BPO Ltd	1,516,324	7.6%	436,270,454	7.5%	15,163	7.5%	918,877	7.6%
Executive Officers and Directors(3):
Alejandro Reynal(11)	—	—	—	—	—	—	—	—
Mauricio Montilha(11)	—	—	—	—	—	—	—	—
Reyes Cerezo(11)	—	—	—	—	—	—	—	—
Iñaki Cebollero(11)	—	—	—	—	—	—	—	—
John Robson(11)	—	—	—	—	—	—	—	—
Michael Flodin(11)	—	—	—	—	—	—	—	—
Mariano Castaños(11)	—	—	—	—	—	—	—	—
Nelson Armbrust(11)	—	—	—	—	—	—	—	—
Miguel Matey(11)	—	—	—	—	—	—	—	—
Juan Enrique Gamé(11)	—	—	—	—	—	—	—	—
José María Pérez Melber(11)	—	—	—	—	—	—	—	—
Bruce Dawson(11)	—	—	—	—	—	—	—	—
Francisco Tosta Valim Filho(4)	—	—	—	—	—	—	—	—
Melissa Bethell(5)	—	—	—	—	—	—	—	—
Aurelian Vasseur(6)	—	—	—	—	—	—	—	—
Mark Nunnelly(7)	—	—	—	—	—	—	—	—
Luis Javier Castro(8)	—	—	—	—	—	—	—	—
Stuart Gent(9)	—	—	—	—	—	—	—	—
Devin O’Reilly(10)	—	—	—	—	—	—	—	—
All executive officers and directors as a group (19 persons)(11)	—	—	—	—	—	—	—	—

*	Indicates less than one percent.
(1)	Represents preferred equity certificates and equivalents issued by Topco.
(2)	Represents 8,742,886 A shares held by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Fund X”), 136,780 A shares held by BCIP Associates IV, L.P., a Cayman Islands exempted limited partnership (“BCIP IV”), 37,540 A shares held by BCIP Trust Associates IV, L.P. a Cayman Islands exempted limited partnership (“BCIP Trust IV”), 18,240 A shares held by BCIP Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP IV-B”), 4,580 A shares held by BCIP Trust Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP Trust IV-B”) and 8,766,904 A shares held by Bain Capital Europe Fund III, L.P., a Cayman Islands exempted limited partnership (“Bain Europe Fund” and, collectively with Bain Capital Fund X, BCIP IV, BCIP Trust IV, BCIP IV-B and Bain Europe Fund, the “Bain Capital Entities”). Bain Capital Partners X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners X”) is the general partner of Bain Capital Fund X. Bain Capital Partners Europe III, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners Europe”) is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the general partner of each of Bain Capital Partners X, Bain Capital Partners Europe, BCIP IV, BCIP Trust IV, BCIP IV-B and BCIP. As a result, BCI may be deemed to share beneficial ownership of the shares held by each of the Bain Capital Entities. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(3)	Certain executive officers and directors own equity interests in Atalaya Management Luxco Investment SCA, an indirect shareholder of Topco, and the PEC and A Share ownership shown is equivalent ownership based on their investment in Atalaya Management Luxco Investment SCA.
(4)	The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.
(5)	Does not include shares held by the Bain Capital Entities. Ms. Bethell is a managing director of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(6)	Does not include shares held by the Bain Capital Entities. Mr. Vasseur is a corporate manager of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Vasseur is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.
(7)	The address for Mr. Nunnelly is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts.
(8)	Does not include shares held by Mesoamerica. Mr. Castro is a managing director of Mesoamerica and as a result may be deemed to share in beneficial ownership of the shares held by Mesoamerica. The address for Mr. Castro is c/o Mesoamerica, Plaza Tempo, Lobby B, piso 4, San José, Costa Rica.
(9)	Does not include shares held by the Bain Capital Entities. Mr. Gent is a managing director of Bain Capital and as a result may be deemed to share in beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J8AJ, United Kingdom.
(10)	Does not include shares held by the Bain Capital Entities. Mr. O’Reilly is a managing director of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(11)	Atalaya Management Gibco holds certain Series 1 PECs, Series 2 PECs and Series 3 PECs which will be redeemed in full in connection with this offering which will result in net cash proceeds of approximately $1.3 million. The maximum cash proceeds to any eligible individual will be approximately $0.3 million. Separately, Atalaya Management Gibco also holds 481,590 C shares in Topco. Certain members of our management have an indirect equity interest in these shares including (percentages are of the C shares in Topco held by Atalaya Management Gibco): Alejandro Reynal (29%), Mauricio Montilha (9%), Reyes Cerezo (4%), Iñaki Cebollero (4%), John Robson (6%), Michael Flodin (4%), Mariano Castaños (6%), Nelson Armbrust (9%), Miguel Matey (6%), Juan Enrique Gamé (6%), José María Pérez Melber (6%), and Bruce Dawson (4%).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Bain Capital Consulting Services Agreement and Transaction Services Agreement

On December 12, 2012, Atento Spain Holdco, S.L.U., an indirect subsidiary of the Company, entered into a consulting services agreement with Bain Capital Partners, LLC, an investment adviser to certain of the Bain Capital funds, pursuant to which it agreed to provide general executive, business development and other financial advisory services to us. Pursuant to the consulting services agreement, Bain Capital Partners, LLC receives an annual fee equal to the greater of €5.0 million and 3.00% of the Company’s annual EBITDA, plus reimbursement for reasonable out-of-pocket expenses.

Additionally, pursuant to a transaction services agreement between Atento Spain Holdco S.L.U. and Bain Capital Partners, LLC, dated as of December 12, 2012, it provides certain transaction-specific advisory services. Pursuant to this agreement, Atento Spain Holdco, S.L.U. paid Bain Capital Partners, LLC a transaction fee of $20.3 million in December 2012 principally related to the Acquisition, and it has agreed to pay transaction fees for advice and support relating to future transactions by us (including, without limitation, any share, asset or debt purchase, capital expenditures and refinancing of existing indebtedness) equal to 1.00% of the aggregate transaction value of each such future transaction plus any reasonable out-of-pocket expenses (including fees of any accountants, attorneys or other advisors retained by Bain Capital Partners, LLC and its affiliates) incurred in connection with the investigation, negotiation and consummation of such future transaction.

Our payment of fees to Bain Capital Partners, LLC in 2013 in connection with these agreements amounted to $12.1 million.

The transaction services agreement and consulting services agreements each have a one-year initial term and are thereafter subject to automatic one-year extensions unless Bain Capital Partners, LLC provides written notice of termination at least 90 days prior to the expiration of the initial term or any extension thereof. Bain Capital Partners, LLC may also terminate the agreements at any time by delivering to us written notice of termination. The agreements include customary indemnities in favor of Bain Capital Partners, LLC. The transaction services agreement and the consulting services agreement were amended on May 17, 2013.

We expect the transaction services agreement and consulting services agreement to terminate in connection with this offering. In connection with such termination, we will pay to Bain Capital Partners, LLC a termination fee of $23.0 million.

Subscription and Securityholder’s Agreements

Topco, our indirect parent company, Atalaya Luxco S.à r.l. and certain investors, including Bain Capital and certain members of our management team, entered into certain Subscription and Securityholder’s Agreements. The Subscription and Securityholder’s Agreements provide for each investor therein to subscribe for certain securities of Topco or its affiliates, and sets forth rights and restrictions related to the securities. Among other things, the Subscription and Securityholder’s Agreements restrict the transfer of the securities by investors, other than Bain Capital, without the prior written consent of Atalaya Luxco S.à r.l. The Subscription and Securityholder’s Agreements further provide the investors with tag along rights in the event Bain Capital transfers any of its securities. The Subscription and Securityholder’s Agreements also provide Bain Capital with a drag along right that can be imposed upon the investors in the event Bain Capital proposes to transfer its securities.

In addition, the Subscription and Securityholder’s Agreements require the investors to vote for and consent to a public offering and sale of the securities approved by Atalaya Luxco S.à r.l.

Registration Rights Agreement

Prior to the consummation of this offering, we intend to enter into a registration rights agreement whereby we will grant certain registration rights to PikCo, and its affiliates and certain of their transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our ordinary shares held by them. In addition, we will commit to file as promptly as possible after receiving a request from PikCo, a shelf registration statement registering secondary sales of our ordinary shares held by PikCo. PikCo also will have the ability to exercise certain piggyback registration rights in respect of ordinary shares held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

2014 Incentive Plan

In connection with this offering, we intend to adopt the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”). The 2014 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

Management Loan

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to €3.0 million ($4.1 million) to Atalaya Management Luxco Investment for the purpose of acquiring an interest in Topco. As of December 31, 2013, the management loan had an outstanding balance of $2.4 million. The loan was converted in April 2014 into a preference share, held by Atento Spain Holdco 2, S.A.U. This preference share was redeemed in full in May 2014, the redemption price was funded by the issuance of a series of preferred equity certificates by Atalaya Management Luxco Investment to certain entities controlled by Bain Capital. It is intended that the IPO proceeds that are received by the selling shareholder will be used to redeem a portion of these preferred equity certificates.

Consulting Services and Information Rights Agreement

In connection with this offering, we intend to enter into a Consulting Services and Information Rights Agreement (the “Consulting Agreement”) with Bain Capital as consultants (the “Consultants”). Among other things, the Consulting Agreement provides for the Consultants to perform certain consulting services for the benefit of the Company, including business development services, financing-related services and marketing, operations and human resources services, among others. The Consultants are entitled to reimbursement of all reasonable out-of-pocket expenses incurred by them in connection with the Consulting Agreement, including irrecoverable VAT thereon. In addition, the Consultants shall be entitled to receive from the Company such financial information regarding the Company and its affiliates as the Consultants may reasonably request, including monthly management reports and annual budgets. The Consulting Agreement includes customary indemnification provisions in favor of the Consultants and has an initial term of three years, subject to automatic annual extensions unless the parties mutually agree otherwise.

PIK Notes due 2020

On May 30, 2014, PikCo, our parent company, issued €137.5 million and $191.5 million aggregate principal amount of PIK Notes pursuant to an indenture, dated May 30, 2014, among PikCo, as issuer, Topco, the direct holding company of PikCo, as security provider, Citibank, N.A., London Branch, as trustee, security agent and paying agent, and Citigroup Global Markets Deutschland AG, as registrar, governing the Senior PIK Toggle Notes. The PIK Notes are senior secured obligations of PikCo and are not guaranteed by any party.

The PIK Notes will mature on May 30, 2020. PikCo may decide in its sole discretion to pay all or a portion of the interest payable for any interest period in cash or in kind.

The indenture governing the Senior PIK Toggle Notes contains covenants that, among other things, restrict the ability of PikCo and certain of its subsidiaries, including us, to: incur or guarantee additional indebtedness; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if PikCo sells assets (including a sale of capital stock to third parties pursuant to a public equity offering or otherwise), or experiences certain changes of control, it must offer to purchase all or a portion of the Senior PIK Toggle Notes at a price equal to par plus a premium.

Limitations of Liability and Indemnification Matters

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Luxembourg law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures With Respect to Related Party Transactions

Upon the closing of this offering, we intend to adopt policies and procedures whereby our Audit Committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of some of the terms of our ordinary shares, based on our articles of association as they will become effective upon their amendment prior to the completion of this offering and the Luxembourg Corporate Law. In this section and the section entitled “Comparison of Shareholder Rights” we refer to our articles of association as amended and in effect upon the completion of this offering as our “articles of association.”

The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus.

General

The Issuer is a Luxembourg public limited liability company (société anonyme). The company’s legal name is “Atento S.A.” The Issuer was incorporated on March 5, 2014 as a Luxembourg public limited liability company (société anonyme).

The Issuer is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. The Issuer has its registered office at 4 rue Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg.

The corporate purpose of the Issuer, as stated in Article 2 of our articles of association (Purpose), may be summarized as follows: The object of the Issuer, is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

The Issuer may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Issuer.

The Issuer may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue securities of any type.

Finally, the Issuer, may carry out any commercial, industrial, financial, real estate or intellectual property activities which it considers useful for the accomplishment of these purposes.

Share Capital

As of June 30, 2014, our issued share capital amounts to €31,000, represented by 31,000 shares with a nominal value of €1.00 per share. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

Upon completion of this offering, our issued share capital will be represented by ordinary shares with no nominal value. All issued shares will be fully paid and subscribed for.

Prior to the completion of this offering, we will have an authorized share capital of €1,000,000,000. Immediately after completion of this offering, the authorized share capital will be €999,998,175.23.

Our articles of association will authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period commencing on the date of our articles of association and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette Mémorial C, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board will be authorized to issue ordinary shares up to the authorized share capital until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital will be determined by our articles of association, as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the extraordinary general shareholders’ meeting subject to the necessary quorum and majority requirements (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”).

Under Luxembourg law, existing shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders will have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value but in any event not below the accounting par value per ordinary share as well as by way of incorporation of available reserves (including premium).

The board of directors will resolve on such shares issuance out of the authorized share capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association of the Company to be amended before completion of this offering. The board of directors will also resolve on the applicable procedures and timelines to which it will, or has to, subject such issuance. If the proposal of the board of directors to issue new shares exceeds the limits of our authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for the purpose of increasing the issued share capital accordingly. Such meeting will be subject to the quorum and majority requirements provided for the amendment of articles. If the capital call proposed by the board of directors consists in an increase in the shareholders’ commitments, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or that have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered shares is prima facie established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholders register.

Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholder register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Our articles of association will provide that we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register and the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. Entries in these registers will be reflected in the shareholders’ register maintained at our registered office.

In addition, our articles of association will also provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner will have the same rights and obligations as ordinary shares recorded in our shareholders’ register. Furthermore, ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of Shares

Pursuant to the Luxembourg Corporate Law, the issuance of ordinary shares requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of articles (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”). The general meeting may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years as from the date of publication in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

Prior to the completion of this offering, we will have an authorized share capital of €1,000,000,000. Immediately after completion of this offering, the authorized share capital will be €999,998,175.23. See “—Share Capital.”

Our articles of association provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-Emptive Rights

Unless limited, waived or cancelled by our board of directors (see “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles of association will provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting in the Luxembourg Legal Gazette in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication is expected to occur prior to completion of this offering. The general meeting of shareholders duly convened to consider an amendment to the articles of association may by majority vote also limit, waive or cancel such pre-emptive rights or to renew, amend or extend them, each time for a period not to exceed five years.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•	the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•	only fully paid-up shares may be repurchased.

Prior to the completion of this offering, the general meeting of shareholders will authorize the board of directors to repurchase shares representing up to 20% of the issued share capital immediately after the closing of this offering. The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell ordinary shares in the Company under the conditions set forth in Article 49-2 of the Luxembourg Corporate Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be paid shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction).

In addition, pursuant to Luxembourg law, the Issuer, may directly or indirectly repurchase ordinary shares by decision of our board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to employees.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced, subject to the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of the articles of association (see “—Voting Rights—Extraordinary Resolutions” and “—Amendment to the Articles of Association”).

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders of the Issuer represents the entire body of shareholders of the Issuer.

Each of our ordinary shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of our articles of association. Each ordinary share entitles the holder to one vote at a general meeting of shareholders. Our articles of association will provide that our board of directors shall adopt all other regulations and rules concerning the attendance to the general meeting, availability of access cards and proxy forms in order to enable shareholders to exercise their right to vote as it deems fit.

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and, in the case of the second notice, at least eight days before the meeting) in the Luxembourg official gazette Mémorial C, Recueil des Sociétés et Associations, and in a Luxembourg newspaper.

Our articles of association will provide that if our shares are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

A shareholder may participate in general meetings of shareholders by appointing another person as his proxy, the appointment of which shall be in writing. Our articles of association will also provide that, in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the record date. Such certificates as well as any proxy forms should be submitted to us no later than three (3) business days before the date of the general meeting unless our board of directors fixes a different period.

The annual ordinary general meeting of shareholders of the Issuer, is held at 10:00 a.m. (Central European Time) on the 31st of May of each year at the registered office of the Company or in any other place in Luxembourg as notified to the shareholders. If that day is a legal or banking holiday in Luxembourg, the meeting will be held on the next following business day.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of the Company at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders. Luxembourg law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders.

Extraordinary general meetings of shareholders relate to proposed amendments to the articles of association and certain other limited matters.

Ordinary General Meeting

At an ordinary general meeting there is no quorum requirement and resolutions are adopted by a simple majority of votes validly cast on such resolution is sufficient. Abstentions are not considered “votes.”

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and liquidation of the Issuer, and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by at least a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Appointment and Removal of Directors

Members of our board of directors may be elected by simple majority of the votes cast at a general meeting of shareholders. Our articles of association will provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year, and each director elected for a period of three year. Any director may be removed with or without cause by resolution at a general meeting of shareholders adopted by a simple majority of votes validly cast at the meeting.

Our articles of association provide that in case of a vacancy the board of directors may fill such vacancy. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association must have a quorum of at least 50% of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders’ meeting, the amendment is subject to the approval of at least two-thirds (2/3) of the votes cast at such extraordinary general meeting of shareholders.

Formalities

Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and De-Merger

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Similarly a de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Dissolution and Liquidation

In the event of our dissolution, liquidation, or winding-up of the Company the assets remaining after allowing for the payment of all liabilities of the Company will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve, liquidate, or wind-up require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Dividend Distributions

Subject to Luxembourg law, if and when a dividend distribution is declared by the general meeting of shareholders or the board of directors in the case of interim dividend distributions, each ordinary share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, the general meeting of shareholders may approve a dividend distribution and the board of directors may declare an interim dividend distribution, to the extent permitted by Luxembourg law.

Declared and unpaid dividend distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid dividend distributions will lapse in our favor five years after the date such dividend distribution was declared.

Annual Accounts

Under Luxembourg law, the board of directors must prepare each year annual accounts, i.e., an inventory of the assets and liabilities of the Issuer together with a balance sheet and a profit and loss account each year. Our board of directors must also annually prepare consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will need to be filed with the Luxembourg Registry of Trade and Companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the consolidated accounts, the auditor’s report and the management report are sent to registered shareholders at the same time as the convening notice for the annual general meeting. In addition, any registered shareholder is entitled to receive a copy of such documents free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses at the shareholders’ general meeting to questions concerning items on the agenda of that general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of the Issuer is vested in a board of directors. Our articles of association will provide that the board must comprise at least three members.

The board meets as often as Company interests require.

A majority of the members of the board present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board may also take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders’ meeting elects directors and decides their respective terms. Under Luxembourg law, directors may be re-elected but the term of their office may not exceed 6 years. Our articles of association will provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a simple majority of votes cast at a general meeting of shareholders. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

Within the limits provided for by law, our board may delegate to one or more persons the daily management of the Company and the authority to represent the Company.

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure in any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be voided merely on account of his position as director, nor shall any director who is so interested be liable to account to us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board may not participate in the deliberations and vote thereon, unless the transaction is not in the ordinary course of the Company’s business and that conflicts with the Company’s interest, in which case the director shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Our articles of association will provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Luxembourg. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Luxembourg and Delaware.

Delaware	Luxembourg
Board of Directors
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Pursuant to the Luxembourg Corporate Law, the board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board, the shareholders or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be re-elected but the term of their office may not exceed six years.

Pursuant to our articles of association directors are elected by a simple majority vote at a general meeting. Abstentions are not considered “votes.”

Our articles of association provide that in case of a vacancy, the remaining board members may elect a director to fill the vacancy. See “—Filling Vacancies on the Board of Directors.”

The articles of association may provide for different classes of directors. Our articles of association will provide for different classes of directors and each director has one vote.

Our articles of association provide that the board may set up committees and determine their composition, powers and rules.

Limitation on Personal Liability of Directors
A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or

The Luxembourg Corporate Law provides that directors do not assume any personal obligations for commitments of the company. Directors are liable to the company for the performance of their duties as directors and for any misconduct in the management of the company’s affairs.

Directors are further jointly and severally liable both to the company and to any third parties for damages resulting from violations of the law or the articles of association of the company. Directors will only be

Delaware	Luxembourg
redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof.

In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets.

Our articles of association will provide that directors and officers, past and present, are entitled to indemnification from the Company to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to certain exceptions. See “Indemnification of Officers, Directors and Employees.”

Interested Shareholders
Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg law no restriction exists as to the transactions that a shareholder may conclude with the company. The transaction must however be in the corporate interest of the company and be made on arm’s length terms.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 of the Delaware General Corporation Law through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Not applicable.

Delaware	Luxembourg
Removal of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Pursuant to the Luxembourg Corporate Law, directors may be removed at any time with or without cause by ordinary resolution at a general meeting of shareholders adopted by a simple majority of the votes cast on such resolution.

Filling Vacancies on the Board of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of association of the company provide otherwise, provisionally fill such vacancy until the next annual general meeting at which the shareholders will be asked to confirm the appointment.

The decision to fill a vacancy must be taken at a duly convened and quorate meeting of the board of directors.

Our articles of association provide that vacancies for removal or otherwise may be filled on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors.

Amendment of Governing Documents
Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under the Luxembourg Corporate Law, amendments to the articles of association of the company require an extraordinary general meeting of shareholders held in front of a public notary at which at least one half of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of notices published twice at intervals of fifteen days or less and fifteen days before the meeting in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting shall be validly constituted

Delaware	Luxembourg

regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast (unless otherwise mandatorily required by Luxembourg law). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. A change of nationality of the company as well as an increase of the commitments of its shareholders require however the unanimous consent of the shareholders (and bondholders, if any).

If the company has issued bonds, any amendments to the object of the company or its legal form (except in the case of a merger, de-merger or assimilated operations) require the approval of the bondholders’ general meeting.

Our articles of association provide that for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least one half (50%) of the issued share capital of the Company. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

In very limited circumstances the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of the Company’s authorized share capital within which the board of directors is authorized to issue further shares or in the context of a share capital reduction and cancellation of shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of association.

Delaware	Luxembourg
Meetings of Shareholders
Annual and Special Meetings
Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Pursuant to the Luxembourg Corporate Law, at least one general meeting of shareholders must be held each year on the day and at the time indicated in the articles of association of the company. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year.

Our articles of association provide that our annual general meeting be held on the 31st of May each year at 10:00 a.m. CET. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law, the board of directors is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to Luxemburg law there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions: extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and (e) an amendment of the articles of association.

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Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of association will provide that for any ordinary resolutions to be adopted at a general meeting, at which Luxembourg Corporate Law does not prescribe a quorum, a simple majority of votes validly cast on such resolution is sufficient. Abstentions are not considered “votes.”

Our articles of association will provide that unless otherwise mandatorily required by law for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least one half (50%) of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Indemnification of Officers, Directors and Employees
Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part.

Luxembourg law on agency is applicable to the mandate of directors and agents of the company.

Our articles of association will contain indemnification provisions setting forth the scope of indemnification of our directors and officers. These provisions will allow us to indemnify directors and officers against liability (to the extent permitted by

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majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•     in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Delaware General Corporation Law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the Delaware General Corporation Law to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Luxembourg law) and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, subject to limited exceptions such as willful malfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer. See “Certain Relationships and Related Party Transactions—Limitations of Liability and Indemnification Matters” and “Description of Share Capital—Board of Directors.” The indemnification extends, among other things, to legal fees, costs and amounts paid in the context of a settlement.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

Shareholder Approval of Business Combinations
Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Under Luxembourg law and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of association of the Company.

Any type of business combination that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders.

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Transactions such as a sale, lease or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of association contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of the Company.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.

Not applicable.

Shareholder Action Without a Meeting
Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

Shareholder Suits
Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before

Pursuant to Luxembourg law and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of association of the company.

Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the company. The board of directors has sole authority to decide whether to initiate legal action to enforce the company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on

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the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

grounds that such directors have failed to perform their duties in accordance with the Luxembourg Corporate Law. If a director is responsible for a breach of the law or of a provision of the articles of association, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the company.

Luxembourg procedural law does not recognize the concept of class actions.

Dividends and Distributions; Repurchases and Redemptions
The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Pursuant to Luxembourg law, dividend distributions may be declared (i) by the general meeting or (ii) by the board of directors in the case of interim dividends (acomptes sur dividendes).

Dividend distributions may be made if the following conditions are met:

•     except in the event of a reduction of the issued share capital, only if net assets on the closing date of the preceding fiscal year are, or following such distribution would not become, less than the sum of the issued share capital plus reserves (which may not be distributed by law or under our articles of association).

•     the amount of a distribution to shareholders may not exceed the sum of net profits at the end of the preceding fiscal year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and with certain amounts to be placed in reserve in accordance with the law or our articles of association.

Interim dividend distributions may only be made if the following conditions are met:

•     interim accounts indicate sufficient funds are available for distribution.

•     the amount to be distributed does not exceed the total amount of net profits since the end of the preceding fiscal year for which the annual accounts have been

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approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with the law or the articles of association.

•     the board declares such interim distributions no later than two months after the date at which the interim accounts have been drawn up.

•     prior to declaring an interim distribution, the board must receive a report from the company’s auditors confirming that the conditions for an interim distribution are met.

The amount of distributions declared by the annual general meeting of shareholders shall include (i) the amount previously declared by the board of directors (i.e., the interim distributions for the year of which accounts are being approved), and if proposed (ii) the (new) distributions declared on the annual accounts.

Where interim distribution payments exceed the amount of the distribution subsequently declared at the general meeting, any such overpayment shall be deducted from the next distribution.

Our articles of association do permit interim distributions decided by our board of directors.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Pursuant to Luxembourg law, the company (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided that:

•     the shareholders at a general meeting have previously authorized the board of directors to acquire company shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years) and, in the case of acquisition for value, the maximum and minimum consideration.

•     the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting in his own name but on behalf of the company, may not have the effect of reducing the net assets below the amount of the issued share

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capital plus the reserves (which may not be distributed by law or under the articles of association).

•     the shares repurchased are fully paid-up.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to the company, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them; and (ii) in the case of shares acquired by either the company or by a person acting on behalf of the company with a view to redistributing the shares to the staff of the company, provided that the distribution of such shares is made within 12 months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce the capital of the company or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares under Luxembourg law).

Any shares acquired in contravention of the above provisions must be re-sold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on the balance sheet of the company, a non-distributable reserve of the same amount must be reflected as a liability. Our articles of association will provide that shares may be acquired in accordance with the law.

Transactions with Officers or Directors
Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval	There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with the company to the extent the contract or the transaction is in the corporate interest of the company.

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and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

The Luxembourg Corporate Law prohibits a director from participating in deliberations and voting on a transaction if (a) such director has an interest therein, and (b) the interests of such director or conflict with the interests of the company. The relevant director must disclose his personal interest to the board of directors and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

The articles of association of the company may require that certain transactions between a director and the company be submitted for board and/or shareholder approval. Our articles of association provide that no director shall, solely as a result of being a director of the Company, have any duty to refrain from any decision or action to enforce its rights under any agreement or contract with the Company. A director who has an interest in a transaction carried out other than in the ordinary course of business which conflicts with the interests of the Company must advise the Board accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next General Meeting, before any vote on the matter.

Dissenters’ Rights
Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor our articles of association provide for appraisal rights.

Cumulative Voting
Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has a number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Not applicable. See “—Board of Directors.”

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Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Pursuant to Luxembourg law, it is possible to create an authorized share capital from which the board of directors is authorized by the shareholders to issue further shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to the shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the articles of association of the company.

The authority of the board of directors to issue additional shares is valid for a period of up to five years unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting.

Prior to the completion of this offering, we will have an authorized share capital of €1,000,000,000. Immediately after completion of this offering, the authorized share capital will be €999,998,175.23.

Our articles of association will authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period commencing on the date of our articles of association and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette Mémorial, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board will be authorized to issue up to ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

ENFORCEMENT OF CIVIL LIABILITIES

Luxembourg

We are a company organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities law. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the Company.

In particular, there is doubt as to the enforceability of original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws will be subject to compliance with procedural and other requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy. We are a Luxembourg public limited liability company (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States. See “Risk Factors—Risks Related to Investment in a Luxembourg Company” for further discussion of enforcement of civil liabilities under Luxembourg law.

In addition, under Luxembourg law, directors do not assume any personal obligations for the Company’s commitments. Directors are liable to the Company for the performance of their duties as directors and for any misconduct in the management of the Company’s affairs. Directors are further jointly and severally liable both to the Company and to any third parties for damages resulting from violations of the law or our articles of association. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof. In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets. A shareholder of the Company may file a claim against the Company in Luxembourg to the extent that the Luxembourg court has jurisdiction over such claim in accordance with the Luxembourg judicial code. See “Comparison of Shareholder Rights—Limitation on Personal Liability of Directors” for further discussion of liabilities relating to directors of the Company.

Further, Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the Company. The board of directors has sole authority to decide whether to initiate legal action to enforce the Company’s rights (other than, in certain circumstances, in the case of an action against board members). Shareholders do not generally have authority to initiate legal action on the Company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a director is responsible for a breach of the law or of a provision of our articles of association, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the Company. Luxembourg procedural law does not recognize the concept of class actions. See “Comparison of Shareholder Rights—Shareholder Suits” for further discussion of shareholder actions.

Brazil

A substantial portion of our assets and operations are located in Brazil and certain of our executive officers reside in Brazil. As a result, it may not be possible (or it may be difficult) for investors to effect service of process upon us and these persons within the United States or other jurisdictions outside Brazil or to enforce against us or them judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

We have been advised by legal counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Our Brazilian counsel has advised that a judgment against us, our directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Court of Justice (Superior de Tribunal Justiça, or STJ). That confirmation will only occur if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the United States;

•	is issued by a court of competent jurisdiction after proper service of process on the parties, which services must comply with Brazilian law if made in Brazil or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	is not subject to appeal;

•	is authenticated by a Brazilian consulate in the United States and is accompanied by a sworn translation into Portuguese; and

•	does not violate Brazilian public policy, public morality, good morals or national sovereignty (as set forth in Brazilian law).

Our Brazilian counsel has also advised us that:

•	civil lawsuits may be brought before Brazilian courts in connection with the prospectus based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such lawsuits against us or the directors and officers and certain advisors named herein (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that, under Brazilian law, Brazilian courts may assert jurisdiction whenever the defendant is domiciled in Brazil, the obligation has to be performed in Brazil or the subject matter under dispute originates in Brazil, considering that Brazilian courts may exercise jurisdiction over such matters or disputes pursuant to article 88 of the Brazilian Civil Procedure Code); and

•	the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours is limited by provisions of Brazilian bankruptcy, insolvency, liquidation, reorganization or similar laws, given that assets are located in Brazil.

In addition, we have been further advised that a Brazilian or foreign plaintiff who resides outside Brazil or is abroad during the course of litigation in Brazil and who does not own real property in Brazil must provide a bond to guarantee the payment of the defendant’s legal fees and court expenses, except in case of collection claims based on an instrument (which do not include the notes issued hereunder), that may enforced in Brazilian courts without the previous review of its merits (título executivo extrajudicial) or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure (Law No. 5,869/1,973). The bond of guarantee must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge.

The confirmation process may be time consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil.

Spain

Certain corporate functions and operations are located in Spain and consequently it may not be possible for an investor to bring actions under the civil liability provisions of the U.S. federal securities laws and/or enforce a judgment determining such liability.

It may not be possible for an investor to effect service of process within the United States or the notice may be considered invalid if an investors effects service of process within the United States under the civil liability provisions of the U.S. federal securities laws.

Regarding the investor’s ability to enforce a judgment of a U.S. court determining liability under the civil liability provisions of the U.S. federal securities laws, Spanish law provides that the enforcement in Spain of such a judgment is subject to obtaining recognition of such judgment (exequatur): (i) according to the provisions of any applicable treaty (there is currently not a bilateral treaty between the United States and Spain regarding enforcement of court judgments on these civil matters); and (ii) in the absence of any such treaty, (a) pursuant to Articles 952 and 953 of the Spanish Civil Procedural Law of 1881 (the “CPL 1881”), which establish the so called “reciprocity regime” or (b) pursuant to Article 954 of the CPL 1881, which establishes the “conditional regime.”

According to the “reciprocity regime,” exequatur of a foreign judicial decision in Spain is granted on the same terms as a Spanish judicial decision is granted in that foreign country. Reciprocity should be bilateral, current and proven. In practice the reciprocity regime is no longer applied in Spain because the Spanish Supreme Court established in relation to this regime some basic conditions for the recognition and enforcement of foreign judgments which in essence are the same as those established in the “conditional regime.”

According to the “conditional regime,” a foreign judgment may be enforced in Spain if it meets the following conditions:

•	the judgment must be firm and final;

•	the judgment must have been issued in the context of a personal claim where the defendant was duly notified of the proceedings against it and was given opportunity to be heard;

•	the judgment must be contained in a solemn public document known as a writ of enforcement (ejecutoria);

•	the subject matter of the judgment must not be contrary to public policy or one of the matters over which Spanish courts have exclusive jurisdiction; and

•	there being no inconsistency between the foreign judgment and any previous judgment rendered in Spain or any pending proceedings in Spain.

Consequently, there are doubts as to whether a judgment of a U.S. court determining liability under the civil liability provisions of the U.S. federal securities laws may be enforced in Spain.

It should also be noted that the Capital Corporation Law of Spain limits the liability of shareholders and determines the liability of board members under specific circumstances.

Finally, it may not be possible for an investor to bring an original action in Spain under the civil liability provisions of the U.S. federal securities laws.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Brazilian Debentures

On November 22, 2012, Atento Brasil, S.A. (formerly BC Brazilco Participações S.A.) as the issuer (the “Brazilian Issuer”), entered into an indenture governed by Brazilian law (the “Brazilian Indenture”) for the issuance of BRL 915 million non-convertible, secured debentures due 2019 (the “Brazilian Debentures”) with Planner Trustee DTVM LTDA, as trustee (the “Brazilian Trustee”), in favor of the holders of the Brazilian Debentures.

The Brazilian Debentures were offered to the public in Brazil on a restricted-effort placement basis pursuant to a distribution agreement dated December 5, 2012 (the “Brazilian Distribution Agreement”), between Banco BTG Pactual S.A., Banco Santander (Brasil) S.A., Banco Bradesco BBI S.A. and Banco Itaú BBA S.A. (the “Joint Lead Arrangers”). The Joint Lead Arrangers acted as book-runners and underwriters for and managed the public offering of the Brazilian Debentures on a fully underwritten basis (coordenador líder com compromisso de garantia firme de colocação) in accordance with the terms of Instruction number 476 dated January 16, 2009 of the Brazilian Securities and Exchange Commission, as amended (Comissão Nacional de Valores, or “CVM”). The Brazilian Debentures were subscribed for on or prior to December 12, 2012 by the Joint Lead Arrangers (the “Subscription Date”) and were distributed to a maximum of 20 investors, all such investors being qualified investors as defined in article 4 of CVM Instruction number 476 (“Brazilian Qualified Investors”). The Brazilian Debentures are listed for trading on the secondary market through Cetip 21 - Títulos e Valores Mobiliários (“CETIP 21”) which is administered and operated by CETIP.

The Brazilian Debentures, the Brazilian Indenture and the Brazilian Distribution Agreement are governed by and construed in accordance with the laws of Brazil. Any dispute arising out of or in connection with the Brazilian Debentures shall be settled by arbitration under the Arbitration Guidelines of the Arbitration and Mediation Center of the Brazil—Canada Chamber of Commerce. The decision of the arbitrators shall be final, binding and enforceable.

Purpose

The Brazilian Debentures were issued and offered in connection with the Acquisition and all of the net proceeds raised by the Brazilian Issuer from the offering of the Brazilian Debentures were used for payment by the Brazilian Issuer and/or its direct or indirect holding companies of a portion of the purchase price for the Acquisition and a portion of the related fees, costs and expenses and refinancing certain existing indebtedness of Atento Inversiones y Teleservicios S.A.U., and its direct or indirect subsidiaries.

Form

The Brazilian Debentures were issued as registered, book entry debentures. Title to the Brazilian Debentures shall be evidenced by the deposit statement issued by Itaú Corretora de Valores S.A. in its role as book keeping institution, provided that for any Brazilian Debentures held in custody with CETIP 21, CETIP shall issue the statement which shall include the holder’s name which shall constitute evidence of legal title to the relevant Brazilian Debentures. The Brazilian Debentures shall not be convertible into stock at any time.

Price, Interest and Fees

The Brazilian Debentures shall be paid in cash in Brazilian Reais upon the subscription thereof at the face value, being a unit value of one million Reais (“Note Face Value”), plus interest payable on the Brazilian Debentures calculated on a pro rata temporis basis since the first Payment Date (the “Settlement Date”) until the respective Payment Date.

The Brazilian Debentures bear interest on the outstanding balance of the Face Value from the first Payment Date at a rate per annum equal to the average daily rate of the One Day “over extra-group”—DI—Interfinancial Deposits, based on a two hundred fifty-two business day year, (as such rate is disclosed by CETIP in the daily release available on its web page the (“DI Rate”) exponentially added by a spread of 3.70%).

Interest is paid semiannually from the date of the issue of the Brazilian Debentures, with the final interest payment being due on the Maturity Date (as defined below).

Covenants

Under the terms of the Brazilian Debentures, we and our subsidiaries are required to be in compliance on a consolidated basis with a net leverage covenant which is tested on a quarterly basis subject to certain cure rights. The leverage ratio currently applicable is 3.5:1. Starting December 31, 2014, the applicable ratio will be 3.0:1; 2.5:1 effective as of December 31, 2015; and 2.0:1 as of December 31, 2016 and thereafter. As of June 30, 2014, we were in compliance with all such covenants.

Repayment

The Brazilian Debentures contain the following amortization schedule: December 11, 2016—16.9%; December 11, 2017—22.3%; December 11, 2018—26.1%; and December 11, 2019—34.7%.

Prepayments

The Company may, at its sole option, at any time from, and including, the date of issuance of the Brazilian Debentures and upon prior notice, effect an early redemption of all or any portion of the outstanding balance of the Face Value of all the outstanding Brazilian Debentures together with the interest payable on the Brazilian Debentures, calculated on a pro rata basis since the first interest payment date of Brazilian Debentures, or the immediately preceding interest payment date as the case may be, to the date of redemption plus a flat premium on the Face Value of Brazilian Debentures redeemed (the “Early Redemption Premium”) equivalent to the amounts set out in the table below:

Period after Issue Date for Debentures	Early Redemption Premium
Up to 12 months	0.90%
After 12 months up to and including 24 months	0.80%
After 24 months up to and including 36 months	0.70%
After 36 months up to and including 48 months	0.60%
After 48 months up to and including 60 months	0.50%
After 60 months up to and including 72 months	0.40%
After 72 months up to and including 84 months	0.30%

Security and Guarantees

The full and punctual payment of the obligations of the Brazilian Issuer in respect of the Brazilian Debentures shall be secured by collateral in accordance with the terms of article 62, item I, of Law number 6404, dated December 15, 1976, as amended (the “Corporation Act”). Such collateral shall comprise, (i) a fiduciary lien over the shares of the Brazilian Issuer, (ii) a fiduciary lien over the shares of Atento Brasil S.A., and (iii) a fiduciary assignment of the credit rights of Atento Brasil S.A. in respect of its rights to receivables due from Telefónica in connection with the Master Services Agreement (together, the “Fiduciary Liens”).

Events of Default and Undertakings

The Brazilian Indenture sets out certain events of default (subject to materiality, cure periods and other exceptions where appropriate) including, without limitation, the following:

•	liquidation, dissolution or extinguishment of the Brazilian Issuer or any controlled company of the Brazilian Issuer whose net revenue represents an amount equal to or in excess of 5% of the consolidated net revenue of the Brazilian Issuer and its controlled subsidiaries (“Material Controlled Company”);

•	default, by the Brazilian Issuer, of any Debentures and/or to the Brazilian money obligation relating to the Brazilian Indenture;

•	default by the Brazilian Issuer, of any non-monetary obligation provided for in the Brazilian Indenture and/or the Fiduciary Lien Agreements and/or under the guarantee granted by the Brazilian Issuer;

•	invalidity, nullity or unenforceability of any of the Fiduciary Lien Agreements and/or the Guarantee granted by the Brazilian Issuer;

•	any representation or warranty made or deemed to be made by the Brazilian Issuer that is or proves to have been incorrect or misleading in any material respect;

•	acceleration of maturity of any financial debt of the Brazilian Issuer or of any Material Controlled Company following any failure to pay any amount that is due and payable;

•	default of the Brazilian Issuer (or any of its controlled companies) to pay any debt or financial obligation in excess of BRL 30,000,000, including amounts in respect of any final and non-appealable court decisions or arbitration awards;

•	breach of financial covenant (see “Financial covenants” below);

•	insolvency;

•	commencement of certain litigation;

•	expropriation, confiscation or any other actions by any government authority of any jurisdiction resulting in loss by the Brazilian Issuer or by any Controlled Company of 20% or more of the Brazilian Issuer’s total assets;

•	failure to comply with laws, including environmental laws and regulations;

•	impounding, attachment or seizure of assets of the Brazilian Issuer or of any Controlled Company in excess of BRL 30,000,000;

•	modification of certain acquisition documents and other agreements;

•	a substantial change to the corporate purpose of the Brazilian Issuer or any of its Material Controlled Companies;

•	disposal, amalgamation or merger or consolidation of the Brazilian Issuer with other companies;

•	distribution of dividends, payment of interest on shareholder capital or other payments to the shareholders of the Brazilian Issuer in excess of the mandatory minimum distribution set forth in Brazilian law;

•	the occurrence of a change of control in respect of the Brazilian Issuer;

•	the creation of a lien on any assets of the Brazilian Issuer; and

•	incurrence of financial indebtedness.

The Brazilian Indenture also contains affirmative covenants, subject to certain exceptions and including, but not limited to, covenants relating to:

•	maintenance of relevant authorizations, permits and licenses;

•	retaining service providers necessary for the Brazilian Issuer to perform its obligations under the Brazilian Indenture;

•	payment of all taxes on the Brazilian Debentures payable by the Brazilian Issuer; and

•	provision of information to the information system of the CVM and to CETIP.

The Brazilian Indenture contains certain reporting requirements, in particular an obligation to provide audited consolidated annual financial statements and consolidated quarterly financial statements prepared using Brazilian GAAP or IFRS.

Financial covenants

The Brazilian Indenture includes a financial covenant requiring the Brazilian Issuer to meet a certain ratio of consolidated total net debt to consolidated EBITDA as defined in the Brazilian Indenture, of each quarter (the “Leverage Ratio”). Compliance with this financial covenant is measured based on the Brazilian GAAP or IFRS financial statements of the Brazilian Issuer. The financial covenant may be cured up to 3 times during the life of the Brazilian Debentures if a contribution is made to the share capital of the Brazilian Issuer in an amount which when added to consolidated EBITDA would result in the Brazilian Issuer being in compliance with the Leverage Ratio (an “Equity Cure”). Any Equity Cure shall apply to consolidated EBITDA for the current testing period and for three subsequent testing periods.

Enforcement

Upon the occurrence of an Event of Default (other than an event of default for insolvency, upon the occurrence of which the Brazilian Debentures shall become immediately due and payable), the Brazilian Trustee shall call a general meeting of the holders of the Brazilian Debentures Debenture Holders (to be held within the shortest term provided for by law) at which the holders of the Brazilian Debentures representing 60% or more of the outstanding principal amount of the Brazilian Debentures may decide to accelerate the maturity of the Brazilian Debentures immediately.

Vendor Loan Note

On December 12, 2012, Midco issued the Vendor Loan Note for an aggregate principal amount of €110.0 million ($151.7 million) to an affiliate of Telefónica (the “VLN Lender”). The Vendor Loan Note was issued as deferred consideration for a portion of the purchase price paid by Bain Capital in connection with the Acquisition. The Vendor Loan Note will mature on December 12, 2022. Interest on the Vendor Loan Note accrues at a fixed rate of 5.00% per annum, and is payable annually in arrears. Interest on the Vendor Loan Note is payable in cash, if (i) no default (or similar event) is continuing or would arise under any of our financing documents, as defined in the agreement governing the Vendor Loan Note, as a result of such interest payment or any distribution or payment by a subsidiary to Midco to enable Midco to make the interest payment, and (ii) we are able to lawfully upstream funds to Midco. Any interest that is not payable in cash is capitalized and added to the outstanding principal amount outstanding under the Vendor Loan Note. Interest is payable in cash only to the extent that the borrower has received upstream payments from its subsidiaries in excess of the lesser of (A) the expenses incurred during such interest period in connection with our operation plus management and advisory fees paid to Bain Capital Partners, LLC or (B) €35.0 million (increased by 3% for each subsequent interest period on a compounding basis). Additionally, following the sale of at least 66.66% of the business and assets of the Company, Midco shall be required to use the proceeds of such sale to repay the Vendor Loan Note, subject to items (i) and (ii) above.

On May 16, 2014, Midco entered into an amendment letter and certain other related documentation with the VLN Lender which provided for certain amendments to be made to the Vendor Loan Note including among other changes reducing the principal amount of the Vendor Loan Note by €25.4 million (or approximately $34.9 million).

The Vendor Loan Note is expressed by its terms to be senior to any debt or equity claim of the shareholders of Midco and their affiliates, pari passu with trade payables of Midco and subordinated to any other indebtedness of Midco. The Vendor Loan Note contains certain restrictions on payments by Topco and its subsidiaries to Bain Capital during the term of the Vendor Loan Note that are triggered if the ratio of financial indebtedness (as defined therein) to EBITDA for Topco and its subsidiaries is greater than 2.5 to 1.0. The Vendor Loan Note does not provide for any recourse to group companies (whether in the form of guarantees, security interests or otherwise) or events of default related to operating companies or cross-default or cross acceleration provisions. The Vendor Loan Note does not contain any other financial maintenance covenants. As of June 30, 2014, we were in compliance with the terms of the Vendor Loan Note.

Midco may repay the loan, without any premium or penalty, in whole or in part, at any time prior to the maturity date, provided that such payment shall include all accrued by unpaid interest.

Contingent Value Instruments

On December 12, 2012, two of our direct subsidiaries, Atalaya Luxco 2 S.à r.l. (formerly BC Luxco 2 S.à r.l.) (“Atalaya Luxco 2”) and Atalaya Luxco 3 S.à r.l. (formerly BC Luxco 3 S.à r.l.) (“Atalaya Luxco 3”), entered into contingent value instruments (each a “CVI”) with Atento Inversiones and Venturini S.A., which are subsidiaries of Telefónica, S.A. Such CVIs together have an aggregate par value of ARS 666.8 million. The CVIs are the senior obligations of Atalaya Luxco 2 and Atalaya Luxco 3 and are subject to mandatory (partial) repayment to the extent of (i) our Argentinian subsidiaries having a balance of distributable cash in excess of the greater of (A) a certain minimum cash amount, as applicable to each Argentinian subsidiary (adjusted to take account of inflation) and (B) the amount that is necessary to be retained by our Argentinian subsidiaries in order to meet their financial obligations for such fiscal year pursuant to their business plans, (ii) a sale of all or substantially all of the shares or the assets of the Argentinian subsidiaries to non-affiliated party, (iii) sale of all or substantially all of the shares or the assets of Atento Luxco to a non-affiliated party and (iv) a distribution, payment or repayment made by any Argentinian subsidiary to Atalaya Luxco 2, S.à r.l. or Atalaya Luxco 3, S.à r.l, in respect of the securities of such Argentinian subsidiary. The CVI does not contain any other financial maintenance convents. As of June 16, 2014, we were in compliance with the terms of the CVI.

The CVIs do not accrue interest and are recognized at fair value. As of June 30, 2014, the fair value of the CVIs was $36.4 million. See Note 3(s) “Fair Value of Derivatives and CVI” to the Successor financial information and Note 10 to the Interim financial statements for additional information. Under the terms of each CVI, Atalaya Luxco 2, S.à r.l. and Atalaya Luxco 3, S.à r.l. have the right to off-set certain amounts specified in the SPA (in the circumstances specified in the SPA) against the outstanding balance under such CVI.

The obligations of Atalaya Luxco 2, S.à r.l. and Atalaya Luxco 3, S.à r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVIs) and (ii) December 12, 2022. During the term of the CVIs, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

The obligations under the CVIs are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and its Argentinian subsidiaries.

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL 300 million (the “BNDES Credit Facility”).

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum
Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum
Tranche C	BRL 64,704,000.00	4.0% per year
Tranche D	BRL 5,296,000.00	6.0% per year
Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

Interested is paid in arrears on a quarterly basis.

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of June 30, 2014, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A., (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

7.375% Senior Secured Notes due 2020

Atento Luxco issued $300.0 million aggregate principal amount of our Senior Secured Notes pursuant to an indenture, dated January 29, 2013, among Atento Luxco, the guarantors signatory thereto, Citibank, N.A. and Citigroup Global Markets Deutschland AG, governing the Senior Secured Notes. The Senior Secured Notes are senior secured obligations of Atento Luxco and are guaranteed on a senior secured first-priority basis by Atento Luxco and certain of its subsidiaries.

The Senior Secured Notes will mature on January 29, 2020. Interest on the Senior Secured Notes accrues at a rate of 7.375% per annum and is payable semi-annually in arrears on January 29 and July 29 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Prior to January 29, 2016, we may redeem up to 40% of the principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 107.375% of the principal amount of the notes, together with accrued and unpaid interest, if any, to, but not including, the date of redemption. Prior to January 29, 2016, we may also redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, plus a “make-whole” premium. We may also redeem, during any 12-month period commencing from the issue date of the Senior Secured Notes until January 29, 2016, up to 10% of the principal amount of the Senior Secured Notes at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after

January 29, 2016, we may redeem all or a part of the Senior Secured Notes at our option, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest on the Senior Secured Notes to be redeemed to the applicable redemption date if redeemed during the twelve-month period beginning on January 29 of the years indicated below:

Period	Redemption Price
2016	105.531%
2017	103.688%
2018	101.844%
2019 and thereafter	100.000%

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco and certain of our subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. As of June 30, 2014, we were in compliance with these covenants. There are no other financial maintenance covenants under the indenture governing the Senior Secured Notes. In addition, in certain circumstances, if Atento Luxco sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes.

Super Senior Revolving Credit Facility

Overview

On January 28, 2013, Atento Luxco entered into the €50.0 million ($69 million) Revolving Credit Facility with Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A. and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (together, the “Lenders”).

The Revolving Credit Facility allows for borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, current account or similar facility; a guarantee, bonding, documentary or stand-by letter of credit facility; a short term loan facility; a derivatives facility; and a foreign exchange facility). The Revolving Credit Facility matures in July 2019.

Interest rate and fees

The rate of interest under the Revolving Credit Facility is the percentage rate per annum which is the aggregate of (i) the applicable margin, (ii) EURIBOR or, in relation to any loan in a currency other than Euro, LIBOR or the applicable floating rate for Mexican Pesos and (iii) the mandatory cost (if any). The applicable margin will initially be 4.50% per annum and will be subject to a step-down based on a secured leverage ratio.

In addition to paying interest on the outstanding principal amounts under the Revolving Credit Facility, we are required to pay a commitment fee of 40% of the applicable margin per annum in respect of the Lenders unutilized commitments.

Guarantee and Security

All obligations under the Revolving Credit Facility are by the initial guarantors on the same terms as the Senior Secured Notes.

The Revolving Credit Facility is secured on a first-priority basis by a security interest in the same collateral that secures the Senior Secured Notes. However, under the terms of the security documents, the proceeds of any collection or other realization of collateral received in connection with the exercise of remedies will be applied to repay amounts due under the Revolving Credit Facility before the holders of the notes receive any such proceeds.

Certain Covenants and Events of Default

The Revolving Credit Facility contains the similar covenants as the Senior Secured Notes, which restrict, (subject to the same exceptions as those in respect of the covenants relating to the Senior Secured Notes), our and our restricted subsidiaries ability to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. As of June 30, 2014, we were in compliance with these covenants.

There are no other financial maintenance covenants under the Revolving Credit Facility.

The covenants under the Revolving Credit Facility will be suspended during any period in which the notes are rated investment grade by both Moody’s and Fitch. The Revolving Credit Facility includes the same events of default as the Senior Secured Notes.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of ordinary shares, or the availability of ordinary shares for future sales, will have on the market price of our ordinary shares prevailing from time to time.

Sale of Restricted Shares

Upon completion of this offering, we will have 72,849,558 ordinary shares outstanding. Of these ordinary shares, the ordinary shares being sold in this offering, plus any shares sold by us or the selling shareholder upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining ordinary shares held by our existing shareholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining ordinary shares held by our existing shareholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

Under Rule 144, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of ordinary shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of ordinary shares that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 728,495 shares immediately after this offering, based on the number of our ordinary shares outstanding as of September 3, 2014; or

•	the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our associates, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Agreements

We, each of our officers and directors and the selling shareholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the ordinary shares or securities convertible into or exchangeable for, or that represent the right to receive, ordinary shares during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Morgan Stanley & Co. LLC and either of Credit Suisse Securities (USA) LLC or Itau BBA USA Securities, Inc. See “Underwriting.”

MATERIAL TAX CONSIDERATIONS

Material United States Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

This discussion addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 5% or more of our shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States, persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares, nor does it address the Medicare contribution tax on net investment income.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996 and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

You are Urged to Consult Your Own Independent Tax Advisor Regarding the Specified U.S. Federal, State, Local and Foreign Income and Other Tax Considerations Relating to the Acquisition, Ownership and Disposition of Our Ordinary Shares.

Cash Dividends and Other Distributions

A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Luxembourg tax law) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company, or “PFIC,” rules discussed below. Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect to treat all cash distributions as dividends for such purposes. Dividends paid on the ordinary shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

With respect to certain non-corporate U.S. Holders (including individuals), dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC (as defined below) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares generally are considered to be readily tradable on an established securities market in the United States for purposes of clause (1) above if they are listed on the New York Stock Exchange, as our ordinary shares are expected to be. A U.S. Holder should consult its tax advisor regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Luxembourg income tax with respect to dividends paid on our ordinary shares generally will be entitled to receive either a deduction or a foreign tax credit for such Luxembourg income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Ordinary Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Subject to the PFIC rules discussed below, any such gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Potential Application of Passive Foreign Investment Company Provisions

We do not currently expect to be treated as a PFIC for U.S. federal income tax purposes with respect to our taxable year ending December 31, 2013. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”); or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Given the types of assets owned by us and our subsidiaries and the type of income earned by us and our subsidiaries, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the corporation’s stock. Subject to various exceptions, passive income generally includes dividends, interest, rents, royalties and gains from the disposition of assets that produce or are held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which a U.S. Holder holds the ordinary shares. However, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime thereafter by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the reduced “qualified dividend income” rate discussed above with respect to dividends paid to non-corporate holders would not apply. In addition, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge or a deemed disposition) of the ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain from a sale or other disposition will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets. Special foreign tax credit rules apply with respect to excess distributions. Please consult your own tax advisor with respect to such rules.

We do not intend to prepare or provide the information that would enable you to make a “qualified electing fund” election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the ordinary shares the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced “qualified dividend income” rate discussed above under “—Cash Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ordinary shares will be listed on the New York Stock Exchange, which is a qualified exchange for these purposes. Special rules apply in determining whether stock of PFIC is regularly traded in the context of an initial public offering. In addition, any mark-to-market election with respect to our ordinary shares will not apply to any PFIC subsidiary that we own. Accordingly, any direct or indirect disposition of the stock of, or any distribution by, a PFIC subsidiary will be subject to tax under the general PFIC rules described above. Please consult your own tax advisor with respect to such rules.

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE ORDINARY SHARES.

Luxembourg Tax Considerations

The following is a summary discussion of the material Luxembourg tax considerations of the acquisition, ownership and disposition of your ordinary shares that may be applicable to you if you acquire our ordinary shares.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in shares of the Company other than a Luxembourg Holder.

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

Luxembourg Holders

Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 43.6% in 2014).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follows:

•	within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 43.6%).

•	after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2014 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption may be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

Subject to any applicable tax treaty, an individual non-Luxembourg Holder of shares (who has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of the Company, at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition). If we and a U.S. relevant holder are eligible for the benefits of the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Luxembourg-U.S. Treaty”), such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares unless such gain is attributable to a permanent establishment or permanent representative of such U.S. relevant holder in Luxembourg. Subject to any restrictions imposed by the substantially and regularly traded clause in the limitation on benefits article of the Luxembourg-U.S. treaty, we expect to be eligible for the benefits of the Luxembourg-U.S. Treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of the Company, and the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. corporate holder without a permanent establishment in Luxembourg are eligible for the benefits of the Luxembourg-U.S. Treaty, such U.S. corporate holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares.

Tax Regime Applicable to Distributions

Withholding Tax. Dividend distributions by the Company are subject to a withholding tax of 15%. Distributions by the Company sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law including, among others, share premium should not be subject to withholding tax provided no newly accumulated fiscal profits, or profit reserves carried forward are recognized by the Company on a standalone basis. We or the applicable paying agent will withhold on a distribution if required by applicable law.

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the Luxembourg-U.S. Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a beneficial owner that owns at least 10% of our voting stock.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the

Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder has held or commits itself to continue to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or which had an acquisition price of at least €1,200,000.

Non-Luxembourg Holders

Non-Luxembourg holders of the shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

Net Wealth Tax

Luxembourg Holders. Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless the Luxembourg Holder is an entity subject to net wealth tax in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares or by sale or exchange.

Material Brazilian Tax Considerations

The following summary describes the material Brazilian tax considerations relating to an investment in ordinary shares by holders resident in Brazil. This summary is not meant to be a comprehensive and complete description of all Brazilian tax considerations that may be relevant for Brazilian resident holders.

This summary is based on Brazilian laws and regulations currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive effect. Prospective holders of ordinary shares should consult their own tax advisors to determine the Brazilian tax consequences to them of acquiring, holding and disposing of ordinary shares.

Dividends and Capital Gains

The foreign source dividends paid in connection with the ordinary shares to individuals resident in Brazil are taxed at progressive rates of up to 27.5% and must be paid by the beneficiary through the “Carnê-Leão”

system, a form of collection by which the individual calculates and pays the income tax levied on earnings obtained from foreign sources. Such taxation is an advance payment of the individual income tax, which is annually ascertained by the beneficiary in his/her income tax return.

Capital gains derived from the disposal of the ordinary shares by individuals resident in Brazil are taxed at a rate of 15% on the excess of the sales price over the acquisition cost of such shares, except for capital gains arising from disposals which selling price does not exceed the amount of R$35,000.00, which are exempt from taxation. The taxation is final and cannot be deducted from the income tax due by the beneficiary at the end of the year. The capital gains tax should be calculated and paid by the participant beneficiary until the last business day of the month following that when the taxable event took place.

The methodology to compute the capital gains related to the ordinary shares varies according to whether the income out of which the shares acquired by the participant was originally earned: (i) in Brazilian Reais (R$), (ii) in foreign currency, or (iii) partially in R$ and partially in foreign currency.

(i)	if the ordinary shares are acquired with income originally earned in R$, the capital gain will correspond to the positive difference between the sales price, converted into R$, and the amount originally invested, also converted into R$. Specific rules apply as to the exchange rates to be used for the conversion;

(ii)	if the ordinary shares are acquired with income originally earned in foreign currency, the capital gain will correspond to the positive difference, in U.S. Dollars, between the sales price and the amount originally invested in foreign currency. This difference must be converted into R$ by means of the use of the quotation for the purchase of U.S. Dollars released by the Brazilian Central Bank for the date of receipt of the funds abroad. Therefore, any exchange currency fluctuation on the acquisition cost will not have any effect on the computation of the gain; and

(iii)	if the ordinary shares are acquired with income originally earned partially in R$ and partially in foreign currency in the ascertainment of capital gains, the amount resulting from the sale and the amount originally invested must be compared in accordance with the rules previously mentioned, proportionally to the percentage invested with income originally earned in R$ and originally earned in foreign currency.

If the holder is an entity, the dividends paid in connection with or capital gains derived from the disposal of the ordinary shares will be included in the holder’s taxable income for income tax purposes. Such an addition could result in taxation of such distributions at a rate of 34% (combined rate of the corporate income tax—IRPJ and social contribution on net income—CSLL), except for financial institutions which are subject to an increased rate of 40%, unless the entity has net operating losses in an amount which would be sufficient to offset the increase in the taxable basis represented by the capital gains.

Taxes Paid Abroad

To the extent that there is a convention for the avoidance of double taxation or there is reciprocity in treatment, both Brazilian individuals and legal entities are allowed to recognize a foreign tax credit with respect to foreign taxes paid on dividends and capital gains. Such foreign tax credit can be used to offset the Brazilian tax liability on such dividends and capital gains up to the limit of the taxes due as per the Brazilian tax laws and regulations.

Other Taxes

Brazilian law imposes a tax on foreign exchange transactions (IOF FX Tax) due on the conversion of Reais into foreign currency and vice versa. The current applicable rate for almost all foreign exchange transactions, including the foreign exchange transactions related to (i) the remittance of the purchase price to acquire the ordinary shares, and (ii) the repatriation of the funds related to the ordinary shares (both inflow of dividends and/

or sales price) is 0.38%. The Brazilian government may increase at any time the rate of the IOF FX Tax to a maximum rate of 25.0% of the amount of the foreign exchange transaction, but such increase would apply only to future transactions.

Material Spanish Tax Considerations

The following summary describes the material Spanish tax considerations relating to an investment in ordinary shares by holders residents in Spain. This summary does not purport to be a comprehensive discussion of all Spanish tax considerations that may be relevant to a holder tax resident in Spain. In particular, this summary does not consider any specific facts or circumstances that may apply to a particular investor. Accordingly, it refers only to the general Spanish regulations, without addressing the specific regulations that may apply, for instance, depending on the particular autonomous region or autonomous city within Spain where the investor is resident for tax purposes.

This summary is based on Spanish laws and regulations currently in force and as applied on the date of this prospectus, which may be subject to changes. Prospective Spanish holders of ordinary shares should consult their own tax advisors to determine the tax consequences to them of acquiring, holding and disposing of ordinary shares.

For the purpose of the material Spanish tax consequences described herein, it is assumed that a prospective holder of ordinary shares will hold, either directly or indirectly, less than 5% of the share capital in the Company, and that such holder is not subject to any special tax regime. Also, in the case of Spanish corporate holders (“Corporate Holders”), it is assumed that the financial year of Corporate Holders has started after 31 December 2013.

Income Tax

Assuming that ordinary shares would be characterized as shares in a corporation for Spanish tax purposes, the following tax regime would apply to tax residents in Spain:

•	Cash dividends or equivalent cash distributions paid by the Company to Corporate Holders, and duly recognized for accounting purposes in the P&L account, shall be included in the aggregate taxable income of such holders, subject to Corporate Income Tax (“CIT”) currently at a 30% flat rate.

If those dividends were subject to US withholding tax, Corporate Holders would be allowed to deduct from their annual CIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to CIT or to Spanish Non–Resident Income Tax (“NRIT”), which shall not exceed the maximum amount allowed to be taxed in the United States under the US-Spain Tax Treaty or (ii) the amount of tax effectively due in Spain on said dividends.

•	Cash dividends or equivalent cash distributions paid by the Company to Spanish tax resident individuals holding ordinary shares (“Individual Holders”) would be subject to Individual Income Tax (“IIT”) as “investment income,” at a tax scale ranging from 21% (for annual total “investment income” obtained by the Individual Holder up to €6,000), 25% (for annual total “investment income” obtained by the Individual Holder between €6,000 and €24,000), to 27% (for annual total “investment income” obtained by the Individual Holder in excess of €24,000). Dividends received may be exempt up to €1,500 annually, provided that certain conditions apply.

If those dividends were subject to withholding tax in the US, Individual Holders would be allowed to deduct from their annual IIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to IIT or to NRIT, which shall not exceed the maximum amount allowed to be taxed in the United States under the US-Spain Tax Treaty; or (ii) the amount of tax effectively due in Spain on said dividends.

If dividends were paid through a Spanish paying agent, such agent must deduct from such dividend payments a 21% withholding tax as prepayment of the Spanish Individual Holders’ IIT liability.

•	The delivery by the Company of newly-issued ordinary shares to Corporate or Individual Holders under a “scrip-dividend” scheme shall not be considered as income for Spanish CIT or IIT purposes. The acquisition cost, both of the new ordinary shares received and of the ordinary shares from which they arise, will be the result of dividing the total cost by the applicable number of ordinary shares, both old and new. The acquisition date of the new ordinary shares shall be that of the ordinary shares from which they arise.

Capital gains derived from the sale of ordinary shares would be subject to the following regime:

•	Capital gains realized by Corporate Holders on ordinary shares will be regarded as taxable income on an accrual basis based on the income recognized in their P&L account adjusted in accordance with the rules contained in the CIT Law, and taxed at the ordinary CIT 30% rate. Capital losses incurred by Corporate Holders in relation to ordinary shares, adjusted in accordance with the rules contained in the CIT Law, would be deductible for CIT purposes.

If capital gains were subject to US withholding tax, Corporate Holders would be allowed to deduct from their CIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to CIT or to NRIT, or (ii) the amount of tax effectively due in Spain on said capital gains.

•	Sale of ordinary shares by Individual Holders may give rise to a taxable capital gain or a tax deductible capital loss to be included in such Individual Holder’s IIT taxable income. Such gain or loss shall be calculated by the difference between the transfer value of ordinary shares, as established under IIT Law, and their acquisition value.

Capital gains obtained by Individual Holders upon sale of ordinary shares held for more than one year will be subject to IIT as “investment income,” at a tax scale ranging from 21% (for the annual total “investment income” obtained by the Individual Holder up to €6,000), 25% (for the annual total “investment income” obtained by the Individual Holder between €6,000 and €24,000), to 27% (for the annual total “investment income” obtained by the Individual Holder in excess of €24,000).

Capital gains obtained by Individual Holders upon sale of ordinary shares held for less than a year will be subject to IIT as “general income,” at the IIT general tax scale, ranging from 24,75% to 52% (for annual total “general income” obtained by Individual Holders in excess of €300,000).

Capital losses may offset similar capital gains arising in the same tax year, and the following four years (i.e. capital losses derived from the sale of ordinary shares held for more than one year shall only offset capital gains derived from the sale of ordinary shares held for more than one year).

If capital gains were subject to US withholding tax, Individual Holders would be allowed to deduct from their IIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to IIT or to NRIT, or (ii) the amount of tax effectively due in Spain on said capital gains.

Transfer Tax, Stamp Duty and Capital Duty

Transfers of ordinary shares will be exempt from any Spanish Transfer Tax or Value Added Tax. Additionally, no Spanish Stamp Duty will be levied on such transfers.

Income Tax

The Spanish income tax treatment applicable to Spanish resident holders of ordinary shares depends upon our characterization for Spanish tax purposes. In this respect, we could be characterized legally as either (i) a corporation or (ii) a foreign entity with a similar or analogous nature to that of a Spanish pass-through entity (Entidad en Regimen de Atribución de Rentas).

Characterization of the Company as a Corporation—Dividend Taxation. If ordinary shares are characterized as shares in a corporation for Spanish tax purposes, profits distributed on ordinary shares received by Spanish tax residents would be subject to the following regime:

•	Dividends paid by us to Corporate Holders and duly recognized for accounting purposes in the P&L account will form part of the aggregate taxable income of such holders, subject to corporate income tax (“CIT”) currently at a 30% rate.

•	If dividends paid by us to Corporate Holders are subject to U.S. withholding tax, such Corporate Holders would be allowed to deduct from their annual CIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to CIT or to Spanish Non–Resident Income Tax (“NRIT”) (i.e., withholding tax), which shall not exceed the maximum amount allowed to be taxed in the United States under the U.S.-Spain Double Tax Treaty (the “U.S.-Spain Treaty”) or (ii) the amount of tax which would have been payable had such income been realized in Spain.

•	Dividends paid by a non-resident company, such as the Company, to Spanish tax resident individuals holding ordinary shares (“Individual Holders”) would be subject to Individual Income Tax (“IIT”) at a rate of 19% (in respect of the first €6,000 of any income received by the Individual Holder) and of 21% (in respect of the income exceeding such €6,000). The first €1,500 of any dividends received annually may be exempt under certain circumstances.

•	If dividends paid by us to Individual Holders are subject to U.S. withholding tax, such Individual Holder would be allowed to deduct from his or her annual IIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to IIT or to NRIT (i.e., withholding tax), which shall not exceed the maximum amount allowed to be taxed in the United States under the U.S.-Spain Treaty; or (ii) the result of applying the Spanish effective average tax rate to the portion of the net tax base taxed abroad.

•	If the dividends are paid through a Spanish paying agent, such agent must withhold from such dividend payments a 19% withholding tax as prepayment of the Spanish Individual Holder’s final IIT liability.

Characterization of the Company as a Corporation—Capital Gain Taxation. If ordinary shares are characterized as shares in a corporation for Spanish tax purposes, capital gains derived from ordinary shares would be subject to the following regime:

•	Capital gains realized by a Corporate Holder upon holding or disposing of ordinary shares will be regarded as taxable income on an accrual basis based on the income recognized in its P&L account adjusted in accordance with the rules contained in the CIT Law and, therefore, subject to CIT and taxed at the ordinary CIT 30% rate.

•	If the capital gains are subject to U.S. withholding tax, the Corporate Holder would be allowed to deduct from its annual CIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to CIT or to NRIT (i.e., withholding tax), which shall not exceed the maximum amount allowed to be taxed in the United States under the U.S.-Spain Treaty or (ii) the amount of tax which would have been payable had such income been realized in Spain.

•	Capital losses incurred by the Corporate Holder in relation to ordinary shares based on the loss recognized in its P&L account adjusted in accordance with the rules contained in the CIT Law would be deductible for CIT purposes.

•	Disposal of ordinary shares by an Individual Holder may give rise to a taxable capital gain or a tax deductible capital loss to be included in such Individual Holder’s IIT taxable income.

•	Such gain or loss shall be calculated by reference to the difference between the transfer value of ordinary shares, as established under IIT Law, and their acquisition value.

•	Capital gains obtained by an Individual Holder upon disposal of ordinary shares will be taxed at a rate of 19% (in respect of the first €6,000 of any income received by the Individual Holder) and 21% (in respect of the income exceeding such €6,000).

•	Capital losses may be offset against capital gains arising in the same taxable year. Outstanding capital losses can be carried forward and offset against capital gains arising in the same part of the taxable income base during the following four years.

•	If the capital gains are subject to U.S. withholding tax, the Individual Holder would be allowed to deduct from its IIT liability the lower of (i) the actual amount paid at source due to a tax of identical or analogous nature to IIT or to NRIT (i.e., withholding tax), which shall not exceed the maximum amount allowed to be taxed in the United States under the U.S.-Spain Treaty or (ii) the result of applying the Spanish effective average tax rate to the portion of the net tax base taxed abroad.

Characterization of the Company as a Foreign Pass-Through Entity (Entidad en Regimen de Atribución de Rentas). If the Company is characterized as a foreign pass-through entity for Spanish tax purposes, Spanish holders of ordinary shares would be treated as follows:

•	Any items of income or capital gains realized by the Company would be allocated to Spanish holders of ordinary shares in proportion to such holders’ interests in the Company, even if such holders have not received any distributions. Therefore, the amount of the taxable income of Spanish holders of ordinary shares may exceed the cash distributions. In particular (i) cash distributions made by the Company would not be taxable to Spanish holders of ordinary shares; and (ii) in the case of Corporate Holders, amounts which may be recognized in the P&L account as a result of a change in value of the ordinary shares should not be included in the CIT taxable income; in both cases, to the extent that such amounts (the cash distributions or the changes in value, respectively) correspond to allocated income.

•	The characterization of the items of income and capital gains realized by the Company would be maintained upon allocation to Spanish holders of ordinary shares. Determination of the taxable income to be allocated to Spanish holders of ordinary shares would generally be made according to the IIT rules, regardless of whether such holders are individuals or corporations.

•	The tax rate applicable to income and capital gain allocated to Corporate Holders would be 30%, while the tax rate applicable to income allocated to Individual Holders would depend on the nature of the income allocated. If the income allocated to Individual Holders qualifies as dividend, interest or capital gain income, the applicable tax rate would be 19% (in respect of the first €6,000 of any income received by the Individual Holder) and 21% (in respect of the income exceeding such €6,000).

•	If the income or capital gain allocated to Spanish holders of ordinary shares is subject to withholding tax outside of Spain, such holders would be allowed to deduct this withholding tax from their Spanish income tax liability, subject to the terms and restrictions set forth in the above paragraphs regarding Corporate Holders and Individual Holders.

•	Disposal of ordinary shares by Spanish holders may give rise to taxable capital gain or tax-deductible capital loss to be included in such holders’ taxable income, in accordance with the rules established under CIT Law (in the case of Corporate Holders) or under IIT Law (in the case of Individual Holders).

•

In the case of Corporate Holders, we believe that the capital gains should be calculated by reference to the difference between the transfer value and the acquisition value of ordinary shares, and that for these purposes the acquisition value of transferred ordinary shares should be increased by the amount of the previous undistributed income allocations during the transferring holder’s holding period that are allocable to such transferred ordinary shares, although this is an unclear issue which is not expressly stated in the law. Capital gains realized by Corporate Holders would be taxed at a flat rate of 30%. Capital losses would be deductible in accordance with the rules established under CIT Law.

•	In the case of Individual Holders, such gain or loss would be calculated by reference to the difference between the transfer value and the acquisition value of ordinary shares. For these purposes, we also believe that the acquisition value of transferred ordinary shares should be increased by the amount of the previous undistributed income allocations during the transferring holder’s holding period that are allocable to such transferred ordinary shares, although this is not expressly stated in the law. Capital gains realized by Individual Holders would be taxed at a rate of 19% (in respect of the first €6,000 of any income received by the Individual Holder) and 21% (in respect of the income exceeding such €6,000). Capital losses would be deductible in accordance with the rules established under IIT Law.

•	If the capital gain realized upon the disposal of ordinary shares is subject to withholding tax outside of Spain, Spanish holders would be allowed to deduct this withholding tax from their Spanish income tax liability, subject to the terms and restrictions set forth in the above paragraphs regarding Corporate Holders and Individual Holders.

Prospective holders of ordinary shares should be aware of the risk that, for Spanish tax purposes, the Spanish tax authorities could disregard the Company and any of the companies, partnerships or entities in which the Company owns an interest, and could try to allocate to Spanish holders of ordinary shares any income or capital gain obtained by such a lower-tier entity before such entity makes distributions to the Company if (i) the lower-tier entity is characterized as a foreign pass-through entity for Spanish tax purposes and (ii) the interest in the lower-tier entity is held by the Company directly or through another lower-tier entity which is also deemed a foreign pass-through entity for Spanish tax purposes.

Transfer Tax, Stamp Duty and Capital Duty

Transfers of ordinary shares will be exempt from any Spanish Transfer Tax or Value Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below (collectively, the “underwriters”), for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Itau BBA USA Securities, Inc. are acting as representatives (the “representatives”), have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Itau BBA USA Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banco Bradesco BBI S.A.
Banco BTG Pactual S.A.—Cayman Branch
Goldman, Sachs & Co.
Santander Investment Securities Inc.
Robert W. Baird & Co. Incorporated
BBVA Securities Inc.

Total	14,625,000

The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and the selling shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,193,750 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ordinary shares.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling shareholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling shareholder	$	$	$

The estimated offering expenses including registration, filing and listing fees, printing fees, legal and accounting expenses, but excluding underwriting discounts and commissions, payable by us are approximately $9,803,660. We have agreed to reimburse the underwriters for out-of-pocket expenses and for certain expenses related to this offering in an amount up to $            . Such reimbursement is deemed to be underwriting compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Banco BTG Pactual S.A.—Cayman Branch is not a broker-dealer registered with the SEC, and therefore may not make sales of any securities in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A.—Cayman Branch intends to effect sales of the Securities in the United States, it will do so only through BTG Pactual US Capital LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and therefore will not be selling or placing shares in the United States. However, Bradesco Securities Inc., an affiliate of Banco Bradesco BBI S.A., is a U.S. registered broker-dealer and will be acting as placement agent on behalf of Banco Bradesco BBI S.A. for the placement of shares to investors in the United States.

We intend to apply to list our ordinary shares under the trading symbol “ATTO.”

We and all directors and officers and the holders of 100% of our outstanding ordinary shares as of September 3, 2014 have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and either of Credit Suisse Securities (USA) LLC or Itau BBA USA Securities, Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

•	publicly disclose that we will or may enter into any of the transactions described above,

whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and either of Credit Suisse Securities (USA) LLC or Itau BBA USA Securities, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the issuance and sale of shares to the underwriters;

•	the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering of the shares.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC and either of Credit Suisse Securities (USA) LLC or Itau BBA USA Securities, Inc., of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the representatives waive, in writing, such an extension.

Morgan Stanley & Co. LLC and either of Credit Suisse Securities (USA) LLC or Itau BBA USA Securities, Inc., together in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the ordinary shares, and subject to relevant market abuse regulations, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors or employees may purchase, sell or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including, among others, bank loans, commodities, currencies and credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve or relate to our assets, securities, instruments and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such assets, securities, instruments and/or persons and entities and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities, instruments and/or persons and entities.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina. Neither we nor the underwriters will solicit the public in Argentina in connection with this prospectus.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ordinary shares.

The shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the s ordinary shares has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our shares, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our shares shall be deemed to be made to such recipient and no applications for our shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ordinary shares you undertake to us that, for a period of 12 months from the date of issue of the shares, you will not transfer any interest in the shares to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Brazil

The offer of ordinary shares described in this prospectus will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the shares have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. The shares have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The offer of the ordinary shares begins on September 12, 2014, and is governed by the General Rule (Norma de Carácter General) 336 of June 27, 2012, issued by the Chilean Superintendency of Securities and Insurance (“SVS”). The offer relates to securities not registered with the Securities Registry or the Registry of Foreign Securities of the SVS, so the shares are not subject to the oversight of the SVS. Since the shares are unregistered securities in Chile, we have no obligation to deliver in Chile public information regarding the shares. The shares may not be sold in a public offering in Chile unless they are registered in the Securities Registry or the Registry of Foreign Securities of the SVS.

La oferta de los valores comienza el 12 de Septiembre de 2014 y está acogida a la Norma de Carácter General 336 de fecha 27 de Junio de 2012 de la Superintendencia de Valores y Seguros de Chile. La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la SVS, por lo que los valores no están sujetos a la fiscalización de dicho organismo. Por tratarse de valores no inscritos, no existe obligación por parte del emisor de entregar en Chile información pública respecto de los valores. Estos valores no pueden ser objeto de oferta pública a menos que sean inscritos en el Registro de Valores correspondiente.

Colombia

The ordinary shares have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will they be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The ordinary shares offered in this prospectus may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ordinary shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. Such shares have not been offered or sold and will not be offered or sold, directly or indirectly, in

Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing, of and sale of the ordinary shares offered in this prospectus, these may not be offered for sale, nor sold in the State of Kuwait. Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within the State of Kuwait.

Mexico

The ordinary shares described in this prospectus are not being offered, sold or traded in Mexico pursuant to, and do not constitute, an oferta pública (public offering) in accordance with the Ley del Mercado de Valores, as amended (Mexican Securities Market Law, or “LMV”), or Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (the general rules, regulations and other general provisions issued by the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), or “General Issuer’s Rules”), nor is the offering contemplated hereby being authorized by the CNBV; therefore, any such shares may not be offered or sold publicly, or otherwise be the subject of brokerage activities, in Mexico, except pursuant to a private placement exemption or other exemptions set forth in the Mexican Securities Market Law. As such, this offering can be made to any person in Mexico so long as the offering is conducted on a direct and personal basis and it complies, among other requirements as set forth under the LMV and the General Issuer’s Rules, with the following:

(a)	it is made to persons who are inversionistas institucionales (institutional investors) within the meaning of Article 2, Roman numeral XVII, of the LMV and regarded as such pursuant to the laws of Mexico, or inversionistas calificados (qualified investors) within the meaning of Article 2, Roman numeral XVI, of the LMV, and have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Issuer’s Rules, which require maintenance, in average over the past year, of investments in securities (within the meaning of the LMV) for an amount equal or greater than 1,500,000 Unidades de Inversión (Investment Units or “UDIs”), or in each of the last two years had a gross annual income equal to or greater than 500,000 UDIs; or

(b)	it is made to persons who are stockholders of companies which fulfill their corporate purpose exclusively or substantially with such securities (e.g., investment companies authorized to invest in such securities); or

(c)	it is made pursuant to a plan or applicable program for our or our affiliates’ employees or groups of employees; or

(d)	it is made to less than 100 persons, to the extent such persons do not qualify under (a), (b) or (c) above.

In identifying proposed purchasers for the shares in Mexico, the underwriters will only contact persons or entities whom they reasonably believe are within one of the four categories described in the immediately preceding paragraph in items (a) through (d). The underwriters may further require you to expressly reiterate that you fall into one of the above mentioned categories, that you further understand that the private offering of shares has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

This prospectus may not be publicly distributed in Mexico, whether through mass media to indeterminate subjects or otherwise, and they are not intended to serve as an application for the registration of the shares before the CNBV or listing of the shares before the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or “BMV”), nor as a prospectus in connection with a public offering in Mexico. This prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV. The CNBV has not assessed or passed on the investment quality of the shares, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire shares from time to time, must rely on their own review and examination of our company. The acquisition of the shares by an investor who is a resident of Mexico will be made under its own responsibility.

Panama

The ordinary shares described in this prospectus have not been, and will not be, registered for public offering in Panama with the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores, previously the National Securities Commission of Panama) under Decree-Law 1 of July 8, 1999, as reformed by Law 67 of 2011 (the “Panamanian Securities Act”). Accordingly, the shares may not be offered or sold in Panama nor to persons domiciled in Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. The shares do not benefit from tax incentives accorded by the Panamanian Securities Act, and are not subject to regulation or supervision by the Panamanian Superintendency of the Securities Market as long as the shares are privately offered to no more than 25 persons domiciled in Panama and result in the sale to no more than 10 of such persons.

People’s Republic of China

This offering has not been approved or registered in the People’s Republic of China (the “PRC”). This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any person in the PRC, except to the extent consistent with applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Peru

The shares and the information contained in this prospectus have not been and will not be registered with or approved by the Peruvian Securities Commission or the Lima Stock Exchange. Accordingly, the shares cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru.

Qatar

The ordinary shares described in this prospectus have not been and will not be offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. The shares are not and will not be listed on the Qatar Exchange.

This prospectus has not been, and will not be, reviewed or approved by or filed or registered with the Qatar Financial Markets Authority, Qatar Central Bank or the Qatar Financial Centre Regulatory Authority and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Switzerland

No ordinary shares described in this prospectus will be publicly offered or distributed in Switzerland. The shares shall be offered in Switzerland privately only to a select circle of investors without the use of any public means of information or advertisement.

This prospectus does not constitute an offer prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. It has not been filed with or approved by any Swiss regulatory authority or stock exchange. The shares will not be registered in Switzerland or listed at any Swiss stock exchange. This document may not be distributed or used in Switzerland without our prior written approval.

United Arab Emirates

The ordinary shares described in this prospectus will be sold outside the United Arab Emirates and are not part of a public offering and are being offered to a limited number of institutional and private investors in the United Arab Emirates. We have not been reviewed, approved or licensed by the United Arab Emirates Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional and private investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. Our shares may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be as follows:

SEC registration fee	$57,190
FINRA filing fee	56,002
Exchange listing fee	250,000
Printing expenses	850,000
Legal fees and expenses	3,500,000
Accounting fees and expenses	4,100,000
Miscellaneous expenses	1,000,000

Total expenses	$9,813,192

All amounts in the table are estimated except for the SEC registration fee and the FINRA filing fee.

*	To be filed by amendment.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. The validity of the ordinary shares will be passed upon for us by Arendt & Medernach, Luxembourg. Simpson Thacher & Bartlett LLP, New York, New York, is acting as counsel to the underwriters. An investment partnership composed of partners of Kirkland & Ellis LLP has an equity interest in Topco.

EXPERTS

The combined carve-out Predecessor financial statements as of December 31, 2011 and November 30, 2012 and for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012 and the consolidated Successor financial statements as of December 31, 2012 and 2013 and the one-month period ended December 31, 2012 and the year ended December 31, 2013 appearing in this prospectus have been audited by Ernst & Young, S.L., independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting. The address of Ernst & Young, S.L. is Torre Picasso, Plaza Pablo Ruiz Picasso, 1, 28020, Madrid, Spain.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, relating to this offering. This prospectus does not contain all of the information in the registration statement, including the exhibits filed with the registration statement. You should read the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement for a more complete description of the matter involved.

Upon declaration of effectiveness of the registration statement of which this prospectus is a part, we will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and other information. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: C/Quintanavides, n. 17-2 Planta, 28050 Las Tablas, Madrid, Spain, Attn: Investor Relations.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements
Financial Statements of Atalaya Luxco Midco S.à.r.l. and subsidiaries (Successor)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of December 31, 2012, and December 31, 2013	F-3
Consolidated Income Statements for the one-month period ended December 31, 2012 and the year ended December 31, 2013	F-5
Consolidated Statements of Comprehensive Income for the one-month period ended December 31, 2012 and the year ended December 31, 2013	F-6
Consolidated Statements of Changes in Equity for the one-month period ended December 31, 2012 and the year ended December 31, 2013	F-7
Consolidated Statements of Cash Flows for the one-month period ended December 31, 2012 and the year ended December 31, 2013	F-8
Notes to the Consolidated Financial Statements for the one-month period ended December 31, 2012 and the year ended December 31, 2013	F-9

Financial Statements of Atalaya Luxco Midco (Predecessor)
Report of Independent Registered Public Accounting Firm	F-72
Combined Carve-Out Statements of Financial Position as of January 1, 2011, December 31, 2011 and November 30, 2012	F-73
Combined Carve-Out Income Statements for the year ended December 31, 2011 and January 1, 2012 to November 30, 2012	F-74
Combined Carve-Out Statements of Comprehensive Income for the year ended December 31, 2011 and January 1, 2012 to November 30, 2012	F-75
Combined Carve-Out Statements of Changes in Invested Equity as of December 31, 2010, December 31, 2011 and November 30, 2012	F-76
Combined Carve-Out Statements of Cash Flows for the year ended December 31, 2011 and January 1, 2012 to November 30, 2012	F-77
Notes to the Combined Carve-Out Financial Statements	F-78

Unaudited Financial Statements
Interim Financial Statements of Atalaya Luxco Midco S.à.r.l. and subsidiaries (Successor)
Interim Consolidated Statements of Financial Position as of December 31, 2013, and June 30, 2014	F-132
Interim Consolidated Income Statements for the six-month period ended June 30, 2013 and the six-month period ended June 30, 2014	F-134
Interim Consolidated Statements of Other Comprehensive Income for the six-month period ended June 30, 2013 and the six-month period ended June 30, 2014	F-135
Interim Consolidated Statements of Changes in Equity for the six-month period ended June 30, 2013 and the six-month period ended June 30, 2014	F-136
Interim Consolidated Statements of Cash Flows for the six-month period ended June 30, 2013 and the six-month period ended June 30, 2014	F-137
Notes to the Interim Consolidated Financial Statements for six-month period ended June 30, 2014	F-138

Report of Independent Registered Public Accounting Firm

The Board of Directors and Sole Shareholder of Atalaya Luxco Midco S.à.r.l.

We have audited the accompanying consolidated statements of financial position of Atalaya Luxco Midco S.à.r.l (the “Company”) and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the one-month period ended December 31, 2012 and the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atalaya Luxco Midco S.à.r.l and subsidiaries at December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for the one-month period ended December 31, 2012 and the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young, S.L.

/s/ Carlos Hidalgo Andres

Carlos Hidalgo Andres

Madrid, Spain

April 30, 2014

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2012 and December 31, 2013

(In thousands of U.S. Dollars)

ASSETS	Notes	December 31, 2012	December 31, 2013
NON-CURRENT ASSETS		1,181,674	1,071,381

Intangible assets	Note 6	477,818	392,777
Goodwill	Note 7	230,553	197,739
Property, plant and equipment	Note 9	224,462	231,603
Non-current financial assets		58,548	69,323
Trade and other receivables	Notes 13 and 26	7,482	72
Other non-current financial assets	Note 12	51,066	53,812
Derivative financial instruments	Note 14	—	15,439
Deferred tax assets	Note 20	190,293	179,939

CURRENT ASSETS		779,288	770,799

Trade and other receivables		547,869	553,026
Trade and other receivables	Notes 13 and 26	520,216	521,286
Current income tax receivables	Note 20	9,536	12,962
Other receivables from public administrations	Note 20	18,117	18,778
Other current financial assets		31,108	4,282
Other financial assets	Notes 12 and 26	31,108	1,425
Derivative financial instruments	Note 14	—	2,857
Cash and cash equivalents	Note 15	200,311	213,491

TOTAL ASSETS		1,960,962	1,842,180

The accompanying Notes 1 to 28 form an integral part of the consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2012, and December 31, 2013

(In thousands of U.S. Dollars)

EQUITY AND LIABILITIES	Notes	December 31, 2012	December 31, 2013
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(32,713)	(133,966)

Share capital	Note 19	2,592	2,592
Retained earnings	Note 19	(56,620)	(60,659)
Translation differences	Note 19	21,328	(77,513)
Valuation adjustments	Note 19	—	1,627
Other reserves		(13)	(13)

NON-CURRENT LIABILITIES		1,523,387	1,591,287

Deferred tax liabilities	Note 20	138,079	119,282
Interest-bearing debt	Note 17	813,055	833,984
Non-current payables to Group companies	Notes 17 and 26	471,624	519,607
Derivative financial instruments	Note 14	—	15,962
Non-current provisions	Note 21	100,541	99,062
Non-current non trade payables	Note 18	88	1,441
Other non-current payables to public administrations	Note 20	—	1,949

CURRENT LIABILITIES		470,288	384,859

Interest-bearing debt	Note 17	36,117	17,128
Current payables to Group companies	Notes 17 and 26	38	—
Trade and other payables		409,239	353,213
Trade payables	Notes 18 and 26	117,204	109,897
Current income tax payable	Note 20	18,688	7,582
Other current payables to public administrations	Note 20	76,247	74,983
Other non-trade payables	Note 18	197,100	160,751
Current provisions	Note 21	24,894	14,518

TOTAL EQUITY AND LIABILITIES		1,960,962	1,842,180

The accompanying Notes 1 to 28 form an integral part of the consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

CONSOLIDATED INCOME STATEMENTS

One-month period ended December 31, 2012 and the year ended December 31, 2013

(In thousands of U.S. Dollars)

	Notes	December 1 to December 31, 2012	For the year ended December 31, 2013
Revenue	Note 22 a)	190,875	2,341,115
Other operating income	Note 22 b)	1,814	4,367
Own work capitalized		—	948
Supplies	Note 22 c)	(8,367)	(115,340)
Employee benefit expense	Note 22 d)	(126,707)	(1,643,497)
Depreciation and amortization	Note 22 e)	(7,500)	(128,975)
Changes in trade provisions	Note 13	2,792	2,026
Other operating expenses	Note 22 f)	(95,351)	(355,670)

OPERATING (LOSS)/PROFIT		(42,444)	104,974

Finance income	Note 22 g)	2,595	17,793
Finance costs	Note 22 g)	(8,663)	(135,074)
Net foreign exchange gains	Note 22 g)	24	16,614

NET FINANCE EXPENSE		(6,044)	(100,667)

(LOSS)/PROFIT BEFORE TAX		(48,488)	4,307

Income tax expense	Note 20	(8,132)	(8,346)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(56,620)	(4,039)

Result per share attributable to owners of the parent

Basic and diluted result per share		(28.31)	(2.02)

The accompanying Notes 1 to 28 form an integral part of the consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

One-month period ended December 31, 2012 and year ended December 31, 2013

(In thousands of U.S. Dollars)

	December 1 to December 31, 2012	For the year ended December 31, 2013
Loss for the period/year	(56,620)	(4,039)

Other comprehensive income/(loss):
Items that will not be reclassified to profit and loss	(13)	—
Items that may subsequently be reclassified to profit and loss
Cash flow hedges (Note 19)	—	4,628
Tax effect (Note 20)	—	(3,001)
Translation differences	21,328	(98,841)

Other comprehensive income/(loss), net of taxes	21,315	(97,214)

Total consolidated comprehensive loss	(35,305)	(101,253)

The accompanying Notes 1 to 28 form an integral part of the consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

One-month period ended December 31, 2012 and Year ended December 31, 2013

(In thousands of U.S. Dollars)

	Share capital (Note 19)	Retained earnings (Note 19)	Translation differences	Valuation adjustments (Note 19)	Other reserves	Total equity
Balance at December 1, 2012	2,592	—	—	—	—	2,592

Comprehensive income/(loss) for the period	—	(56,620)	21,328	—	(13)	(35,305)
Loss for the period	—	(56,620)	—	—	—	(56,620)
Other comprehensive income/(loss)	—	—	21,328	—	(13)	21,315

Balance at December 31, 2012	2,592	(56,620)	21,328	—	(13)	(32,713)

Balance at January 1, 2013	2,592	(56,620)	21,328	—	(13)	(32,713)

Comprehensive income/(loss) for the period	—	(4,039)	(98,841)	1,627	—	(101,253)
Loss for the period	—	(4,039)	—	—	—	(4,039)
Other comprehensive income/(loss)	—	—	(98,841)	1,627	—	(97,214)

Balance at December 31, 2013	2,592	(60,659)	(77,513)	1,627	(13)	(133,966)

The accompanying Notes 1 to 28 form an integral part of the consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CASH FLOWS

One-month period ended December 31, 2012 and Year ended December 31, 2013

(In thousands of U.S. Dollars)

	Note	December 1 to December 31, 2012	For the year ended December 31, 2013
Operating activities
Profit/(loss) before tax		(48,488)	4,307
Adjustments to profit/(loss):		19,315	250,653
Amortization, depreciation and impairment	6, 9	7,500	128,976
Impairment allowances	22	(2,792)	(2,026)
Change in provisions	22	9,372	23,638
Grants released to income	22	(809)	(1,702)
Gains/(losses) on derecognition and disposal of fixed assets	22	—	1,160
Finance income	22	(2,595)	(10,832)
Finance expense	22	8,663	116,474
Net foreign exchange gains	22	(24)	(16,614)
Change in fair value of financial instruments	22	—	11,579
Change in trade receivables and other accounts receivable		59,574	41,628
Change in trade payables and other accounts payable		(71,906)	(67,909)
Other assets (payables)		(8,025)	(20,742)
Interest paid		(3,340)	(63,269)
Interest received		2,521	5,476
Income tax paid		(6,467)	(30,750)
Payments of provisions		(11,467)	(19,795)

Net cash flows from/(used in) operating activities		(68,283)	99,599

Investing activities
Payments for acquisition of intangible assets	6	(3,313)	(13,551)
Payments for acquisition of property, plant and equipment	9	(12,904)	(115,223)
Payments for financial instruments	11	(34,548)	(14,829)
Acquisition of subsidiaries	5	(795,363)	(13,284)
Disposals of intangible assets	6	—	755
Disposals of tangible assets	9	—	—
Proceeds from other financial assets	11	—	32,731

Net cash flows from/(used in) investing activities		(846,128)	(123,401)

Financing activities
Proceeds from issue of equity instruments	19	2,626	—
Proceeds from borrowings from third parties	18	637,688	280,709
Proceeds from borrowings from group companies	18	469,314	—
Repayment of borrowings from third parties	18	—	(200,723)
Repayment of borrowings from group companies	18	—	(48,765)

Net cash flows from/(used in) financing activities		1,109,628	31,221

Exchange differences		5,094	5,761
Net increase in cash and cash equivalents		200,311	13,180

Cash and cash equivalents at beginning of period	15	—	200,311

Cash and cash equivalents at end of period		200,311	213,491

The accompanying Notes 1 to 28 form part of the consolidated financial statements.

ATALAYA LUXCO MIDCO, S.A.R.L AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2012 AND THE YEAR ENDED DECEMBER 31, 2013

1) ACTIVITY OF ATALAYA LUXCO MIDCO, S.A.R.L AND CORPORATE INFORMATION

Atalaya Luxco Midco—formerly BC Luxco Midco—(hereinafter the “Company”), and its subsidiaries (hereinafter the “Atento Group”) comprise a group of companies that offers contact management services to its clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on November 27, 2012 as a limited-liability company. Finally, on February 6, 2013, the Company changed its corporate name from BC Luxco Midco to Atalaya Luxco Midco.

The Company was incorporated under the laws of the Grand-Duchy of Luxembourg, with registered office in Luxembourg at 4, Rue Lou Hemmer.

The Company was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela-based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012. Until that time, the Company had been idle and the consolidated Atento Group did not exist. For this reason, these consolidated financial statements are presented since December 1, 2012, date the Atento Group was incorporated.

Note 3.t. contains a list of companies comprising the Atento Group, as well as pertinent information thereon. There were no changes in the scope of consolidation in 2013.

The sole shareholder of the Company is a firm incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco TOPCO, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assist companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purpose.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and Internet services and to promote new technologies in these areas; offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above.

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

The consolidated financial statements have been prepared by Management on the basis of the accounting records of Atalaya Luxco Midco, S.A.R.L. and its Group companies, control of which was acquired by Bain on December 1, 2012.

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standard Board (hereinafter the “IASB”) and IFRIC interpretations prevailing at December 31, 2013. These are the Atento Group’s first consolidated financial statements prepared under IFRS.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments and Contingent Value Instruments, which have been measured at fair value.

The consolidated financial statements have been issued by the Board of the Company, Atalaya Luxco Midco, S.A.R.L. in Luxembourg on April 29, 2014. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments.

The preparation of financial statements under IFRS requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group’s accounting policies. Note 3.s. discloses the areas entailing a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the presentation of these consolidated financial statements.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The figures in these consolidated financial statements, comprising the consolidated statement of financial position, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto are expressed in thousands of U.S. dollars, unless otherwise indicated. The U.S. Dollar is the Atento Group’s presentation currency.

These consolidated financial statements reflect the classification of companies in the ATALAYA Luxco TOPCO, S.C.A. and subsidiaries group as Group companies, separately identifying the pertinent balances and transactions from these companies from remaining receivables, payables, income, expenses, proceeds and payments.

b) Comparative information

Although the figures for the year ended December 31, 2013 correspond to a full year of activity for the Atento Group, the figures for 2012, shown for comparative purposes, correspond to the period in which the Atento Group began its activity, since December 1 to December 31, 2012. Accordingly, the figures for 2013 are not fully comparable with those for 2012.

c) Consolidated statement of cash flows

The consolidated statement of cash flows has been prepared using the indirect method pursuant to International Accounting Standard 7 “Statement of Cash Flows”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3 b. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statement of cash flows to reconcile cash and cash equivalents at the beginning of the period and at period-end.

d) Going concern

As of December 31, 2013, the Atento Group presents negative shareholders’ equity in an amount of 133,966 thousands of U.S. dollars (32,713 thousands of U.S. dollars as of December 31, 2012), primarily due to the incorporation of the new Group, following the acquisition of the former Atento Group, where equity has been negatively impacted by the costs incurred in connection with the acquisition and by integration related costs associated to the change in ownership. Shareholders’ equity is also negatively impacted by the impact of foreign exchanges in 2013 and the impact of the Atento Group’s financial structure reflected in the negative net finance result.

As of December 31, 2013 and 2012, all short term commitments had been settled within their periods, and it is expected that all debt maturities within the next twelve months will be settled in the required periods.

Management considers that the fundamentals of the business remain sound and that the following factors reasonably will further contribute to mitigate any uncertainty on the capacity of the Atento Group to generate enough resources in order to operate under a going concern basis:

•	Atento Group enjoys a sound liquidity position with total cash and cash equivalents as at December 31, 2013 amounting to 213,491 thousands U.S. dollars, above our minimum cash requirements to operate the business (compared to 200,311 thousands U.S. dollars in 2012). In addition, we entered into a Super Senior Revolving Credit Facility in 2013 allowing for borrowings up to 69 million U.S. dollars, which remains undrawn as at December 31, 2013.

•	As indicated in the paragraph above, the Atento Group has cash and financing facilities available to cover payments arising in the normal course of its business and financing commitments arisen from our debt commitments, as well as positive working capital.

•	Atento Group continues to implement measures with the objective of growing revenue in the medium term. Revenue growth is expected to be driven by accelerated customer acquisitions, focus on further expanding our multi-sector customers leveraging on our strong credentials and market position in the countries where we operate.

•	In addition to the above, the Atento Group is also focused on several initiatives to further drive margin expansion and incremental EBITDA potential through enhancement of operations productivity, centralization and standardization of activities following the exit from Telefónica Group, such procurement activities, and efficiencies in costs.

•	The measures described above are not only oriented to an improvement in revenue and margins but also to improve the cash generation and the efficiency of working capital.

•	The Atento Group has debt instruments available, such as the Preferred Equity Certificates described in Note 26, which can be capitalized as equity if necessary and which would have a double impact of reducing finance expenses and reducing negative retained earnings.

Accordingly, management has prepared these consolidated financial statements based on the principle of going concern.

3) ACCOUNTING POLICIES AND MEASUREMENT CRITERIA

The main accounting policies used in preparing the accompanying consolidated financial statements are set out below. Except where otherwise indicated, these policies have been applied on a consistent basis in all periods shown in the statements.

a) Subsidiaries, business combinations and goodwill

Subsidiaries are all companies in which the Group is able to control financial and operating policies, a position which is generally accompanied by an ownership interest entitling it to more than half of the voting rights. To determine whether the Group controls another company, the existence and effect of potential voting rights that are currently exercisable or convertible are taken into account. In cases where the Group does not hold more than 50% of voting rights but is able to guide the financial and operating policies of a given investee, an assessment is carried out to determine whether control exists.

Subsidiaries are consolidated as from the date their control is transferred to the Group, and they are excluded from consolidation as from the date the Group ceases to exercise control.

The Group applies the acquisition method when recognizing business combinations. The consideration given for the acquisition of a subsidiary is understood to correspond to the fair value of the assets transferred, the liabilities assumed vis-à-vis the former owners of the acquiree, and any equity instruments therein issued by the Group. The consideration given includes the fair value of any asset or liability stemming from any contingent consideration agreement.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes in the fair value of any contingent consideration deemed an asset or a liability are recognized in income or as a change in other comprehensive income, in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Contingent consideration classified as equity is not remeasured, and any subsequent settlement thereof is also recognized in equity. Costs related with the acquisition are recognized as expenses in the year incurred.

Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date.

Goodwill is initially measured as any excess of total consideration given over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the aggregate consideration transferred, the difference is recognized on the income statement.

Goodwill is tested for impairment annually, or more frequently if there are certain events or changes in circumstances indicating potential impairment.

As part of this impairment test, the goodwill acquired in a business combination is assigned to each cash-generating unit, or group of cash-generating units, that is expected to benefit from the synergies arising in the business combination.

The carrying amount of the assets allocated to each cash generating unit is then compared with its recoverable amount, which is the greater of the value in use or the fair value less costs to sell. Any impairment loss is immediately taken to the income statement, and may not be reversed (see section h).

b) Presentation currency

The consolidated financial statements are presented in thousands of U.S. dollar, which is the presentation currency of the Atento Group.

c) Foreign currency translation

The results and financial position of all Atento Group entities (none of which uses a currency of an inflationary economy) whose functional currency is different from the presentation currency are translated to the presentation currency as follows:

•	Statement of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.

•	Income statement items are translated at average exchange rates for the year.

•	Proceeds and payments shown on the statement of cash flows are translated at average exchange rates for the period.

•	Retained earnings are translated at historical exchange rates.

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates.

d) Foreign currency transactions

Transactions in foreign currency are translated to the functional currency using exchange rates prevailing at the transaction or measurement date, in the case of items being remeasured. Foreign exchange gains and losses on settlement of these transactions and the conversion at reporting date exchange rates of monetary assets and liabilities denominated in different currency from the functional currency are recognized in the income statement, except where taken to comprehensive income, such as in the case of cash flow hedges.

e) Segment information

Segment information is presented in accordance with the internal information supplied to the chief operating decision maker. The chief operating decision maker, which is responsible for allocating resources and evaluating the performance of operational segments, has been identified as the CEO responsible for strategic decisions.

The chief operating decision maker considers the business from the geographic perspective and analyzes it as three operational segments—EMEA, Americas and Brazil. Note 23 shows detailed information by segment.

f) Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at fair value at the acquisition date.

Acquisition cost comprises the purchase price, import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable.

The amortization charge on intangible assets is recognized in the consolidated income statement under “Depreciation and amortization.”

Amortization methods and schedules are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

The customer base is stated at cost and amortized on a straight-line basis over its useful life, which has been estimated to be between seven to twelve years. The customer base relates to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services and that were acquired as part of the business combination indicated in Note 5.

Software

Software is measured at cost and amortized on a straight-line basis over its useful life, generally estimated at between three and five years. The cost of maintaining software is expensed as incurred.

Development costs directly attributable to the design and creation of software trails that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

•	It is technically feasible that the intangible asset may be completed so that it will be available for use or sale.

•	Management intends to complete the asset for use or sale.

•	The Group has the capacity to use or sell the asset.

•	It is possible to evidence how the intangible asset will generate probable future economic benefits.

•	Adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset.

•	The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs and an appropriate percentage of overheads.

Costs that do not meet the criteria listed above are recognized as an expense when incurred. Expenditures for an intangible asset that are initially recognized as expenses for the period may not be subsequently recognized as intangible assets.

Capitalized software development costs are amortized over their estimated useful lives, which normally does not exceed three years.

Intellectual property

Amounts paid to acquire or use intellectual property are recognized under “Intellectual property”. Intellectual property is amortized on a straight-line basis over its useful life, estimated at 10 years.

Other intangible assets

Other intangible assets are amortized on a straight-line basis over their useful lives, which range from four to ten years.

g) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses. Land is not depreciated.

Property, plant and equipment acquired in a business combination are initially measured at fair value at the acquisition date.

Acquisition cost comprises the purchase price, import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

Acquisition cost also includes, where appropriate, the initial estimate of decommissioning, withdrawal and site reconditioning costs when the Atento Group is obliged to bear this expenditure due to the use made of the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the income statement. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist (see section h).

The depreciation charge for items of property, plant and equipment is recognized in the consolidated income statement under “Depreciation and amortization.”

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each asset, which are reviewed at the end of each reporting period. For those assets acquired through a business combination, the Atento Group decided to maintain its useful lives.

The useful lives generally used by the Atento Group are as follows:

Years of useful life
Owned buildings and Leasehold improvements	5 – 40
Plant and equipment	3 – 6
Furniture	4 – 10
Data processing equipment	1 – 5
Vehicles	7
Other property, plant and equipment	5 – 8

h) Impairment of non-current assets

The Atento Group assesses at each reporting date whether there is an indication that a non-current asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Atento Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of fair value less costs to sell or its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount and the resulting loss is recognized in the income statement. Future depreciation/amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flows which are interdependent on those generated by other assets (cash-generating units).

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years. The projections in year five and beyond are modeled based on an estimated constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Upon initial recognition, the Atento Group classifies its financial assets into one of four categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. These classifications are reviewed at the end of each reporting period and modified where applicable.

The Atento Group has classified all its financial assets as loans and receivables, except for its derivative financial instruments.

All purchases and sales of financial assets are recognized on the statement of financial position on the transaction date, i.e., when the commitment is made to purchase or sell the asset.

A financial asset is fully or partially derecognized from the statement of financial position only when:

1. The rights to receive cash flows from the asset have expired;

2. The Atento Group has assumed an obligation to pay the cash flows received from the asset to a third party; or

3. The Atento Group has transferred its rights to receive cash flows from the asset to a third party, thereby substantially transferring all the risks and rewards of the asset.

Financial assets and financial liabilities are offset and presented net on the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.

Loans and receivables include fixed-maturity financial assets not listed in active markets and that are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the income statement.

The Atento Group assesses at each reporting date whether a financial asset is impaired. Where there is objective evidence of impairment of a financial asset valued at amortized cost, the amount of the loss to be taken to the income statement is measured as the difference between the carrying amount and the present value of estimated future cash flows (without taking into account future loss), discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the impairment loss is expensed in the consolidated income statement.

Trade receivables

Trade receivables are amounts due from customers for the sale of goods or services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

Trade receivables are recognized at the original invoice amount. An impairment provision is recorded when there is objective evidence of collection risk. The amount of the impairment provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. In general, cash flows relating to short-term receivables are not discounted.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Financial liabilities

Interest-bearing debt (Borrowings)

Interest-bearing debt is initially recorded at the fair value of the consideration received, less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when the maturity date is longer than twelve months from the reporting date or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized from the statement of financial position when the corresponding obligation is settled, cancelled or matures.

When the conditions agreed for a financial liability or part thereof are substantially modified, such modification is treated as a derecognition of the original liability and the recognition of a new liability. Conditions are considered substantially different when there is more than a 10% difference between the present value of cash flows discounted under the new terms using the original effective interest rate, including any commissions paid net of any commissions received, and the present discounted value of the cash flows remaining on the original financial liability. When an exchange of debt instruments or a modification of conditions thereof is recorded as an extinction, the costs or commissions incurred are recognized as part of the gains or losses on the extinction. When an exchange of debt instruments or a modification of conditions thereof is not recorded as an extinction, the costs and commissions will adjust the carrying amount of the liability and will be amortized throughout the remaining life of the modified liability.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at fair value at the date contractually arranged. The fair value is reassessed at each reporting date.

The accounting treatment for any gains or losses resulting from changes in the fair value of a derivative instrument qualifies as a hedge and, where applicable, the nature of the hedge relationship.

The Atento Group designates certain derivatives as cash flow hedges.

At the inception of the hedge, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective for offsetting changes in the fair value or in the cash flows of the hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months; otherwise, it is classified as a current asset or liability.

Cash flow hedges

The effective portion of the fair value of derivatives designated and classified as cash flow hedges is recognized in equity. Gains or losses in respect of the ineffective portion are taken to the income statement as incurred.

Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss.

When a hedging instrument matures or is sold, or when the requirements for hedge accounting are no longer met, any gain or loss accumulated in equity up until that moment remains in equity until the forecast transaction is definitively recognized in the income statement.

Derivatives which are not considered as hedging instruments

Variations in fair value of the derivative financial instruments that are not considered as hedging derivatives are recorded in the income statement.

k) Share capital

The ordinary shares of the Company are classified as equity (Note 19).

Incremental costs directly attributable to the issuance of new shares or options are deducted from proceeds raised in equity, net of the tax effect.

Whenever any Group company acquires shares in the Company (treasury shares), the consideration paid, including any directly attributable incremental cost (net of income taxes) is deducted from equity attributable to equity holders of the Company until the shares are cancelled, newly issued or sold. When these shares are subsequently reissued, all amounts received, net of any directly attributable incremental transaction cost and the corresponding income tax effect, are included in equity attributable to equity holders of the Company.

l) Grants received

Government grants are recognized as “Deferred income” under “Other non-trade payables” within the statement of financial position where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. The grants are released to income, as “Operating grants” classified under “Other operating income,” in the income statement in equal amounts over the useful life of the assets financed. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant to the costs that it is intended to compensate.

m) Provisions

Provisions are recognized when the Atento Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include penalties for the cancellation of leases and other contracts, as well as compensation paid for employee dismissals. Provisions are not recognized for future operating losses.

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position and the expense relating to the provision is taken to the income statement, net of the expected reimbursement.

Provisions are measured at the present value of the estimated expenditure necessary to settle the obligation, using a pre-tax rate that reflects the time value of money and the specific risks inherent in the obligation. Any increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities represent possible obligations with third parties and existing obligations that are not recognized given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are acquired for consideration as part of a business combination.

n) Employee benefits

Pension obligations

The Atento Group has arranged defined contribution pension plans for employees in Mexico and Brasil. Under defined contribution plans, the Atento Group makes a set of contributions to a pension fund and bears no legal or implicit obligation to make additional contributions if the fund fails to hold sufficient assets to pay all employees the benefits corresponding to the services rendered in the present year and in prior years.

As part of its defined contribution plans, the Atento Group makes contributions to pension insurance plans managed publically or privately, on an obligatory, contractual or voluntary basis. Once the contributions have been made, the Atento Group has no additional payment obligations. The contributions are recognized as employee benefits when accrued. Benefits paid in advance are recognized as an asset insofar as they entail a cash reimbursement or a reduction in future payments.

Management Incentivation Plan

In 2013 the Shareholders of the Atento Group have established a management incentivation plan which is described in Note 26.

Termination benefits

Termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to voluntarily resign in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

o) Income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expense of each period is the aggregate amount of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the reporting date in each country in which the Atento Group operates.

Deferred taxes are calculated based on analysis of the statement of financial position, in consideration of temporary differences generated from differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences arise due to differences between the tax bases and carrying amounts of plant, property and equipment, intangible assets, goodwill and non-deductible provisions, as well as differences between the fair value and tax bases of net assets acquired from a subsidiary.

Furthermore, deferred tax assets arise from unused tax credits and tax loss carryforwards.

Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized when the timing of the reversal can be controlled by the parent company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

p) Revenue and expense

Revenue and expenses are recognized on the income statement on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts to be collected for goods or services sold, net of discounts, returns and value added tax. Revenues are recognized when the income can be reliably measured, when it is probable that the Company will receive a future economic benefit, and when certain conditions are met for each Group activity carried out.

Services sales are recognized in the accounting period in which the services are rendered, by reference to the percentage completion, when the revenues and costs of the services contract, as well as the stage of completion thereof, can be reliably estimated and it is probable that the related receivables will be recovered. When one or more of these service contract elements cannot be reliably estimated, revenues from the sale of services are recognized only up to the contract costs incurred for which recovery is deemed probable.

The Atento Group obtains revenue mainly from the provision of customer services, recognizing the revenue when the teleoperation occurs (based on the stage of completion of the service provided) or when certain contact center consulting work is carried out.

Expenses are recognized in the income statement on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

Atento Group’s incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the consolidated income statement when incurred and classified in accordance with their nature.

q) Interest income and expense

Interest expense incurred in the construction of any qualified asset is capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenditure is expensed in the year incurred.

Interest income is recognized using the effective interest method. When a loan or a receivable has been impaired, the carrying amount is reduced to the recoverable amount, discounting the estimated future cash flows at the instrument’s original effective interest rate and recognizing the discount as a decrease in interest income. Interest income on impaired loans is recognized when the cash is collected or on the basis of recovery of the cost when the loan is secured.

r) Leases (as lessee)

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

The Atento Group rents certain properties. Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item are treated as finance leases. Finance leases are capitalized as an asset at the inception of the lease period and classified according to their nature. The related debt is recorded at the lower of the present value of the minimum lease payments agreed and the fair value of the leased asset. Lease payments are proportionally assigned to reduce the principal of the lease liability and to cover the related finance charge. Finance charges are reflected on the income statement over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

s) Use of estimates and judgments in the recognition of assets and liabilities

The preparation of consolidated financial statements under IFRS requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income, and expenses, as well as the related breakdowns.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management’s experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as future outlooks for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

At the date of preparation of these consolidated financial statements, no relevant changes are forecasted in the estimates. As a result, no significant adjustments in the values of the assets and liabilities recognized at December 31, 2012 and 2013 are expected.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, Accounting Policies, Change in Accounting Estimates and Errors, recognizing the effects of the change in estimates in the related consolidated income statement.

An explanation of the estimates and judgments that entail significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial year is as follows:

Revenue recognition

The Atento Group recognizes revenues on an accrual basis during the period in which the services are rendered, by reference to the stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total service to be provided, as described in Note 3.p. above. Recognizing service revenue by reference to the stage of completion involves the use of estimates in relation to certain key elements of the service contracts, such as contract costs, period of execution and allowances related to the contracts. As far as practicable the Atento Group applies past experience and specific quantitative indicators in its estimates, considering the specific circumstances applicable to specific customers or contracts. If certain circumstances have occurred that may have an impact on the initially estimated revenue, costs or percentage of completion, estimates are reviewed based on such circumstances. Such reviews may result in adjustments to costs and revenue recognized for a period.

Useful life of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful life for depreciation and amortization purposes. In determining useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle described in Note 3 h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the weighted average cost of capital (WACC) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances (see Note 20).

The Atento Group has recognized tax credits corresponding to loss carry forwards since based on internal projections it is probable there will be future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Provisions

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outlay required to settle the obligation, bearing in mind all available information at the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such a case, the relevant information would be provided in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates (see Note 21).

Fair value of derivatives and CVIs

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates on loans received. Derivatives are recognized at the onset of the contract at fair value, subsequently re-measuring the fair value and adjusting as necessary at each reporting date.

The fair value of derivative financial instruments is calculated on the basis of observable market data available, either in respect of market prices or through the application of valuation techniques (Level 2). The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flows associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Discounted cash flow analyses, are used to analyze the fair value of the contingent-value instruments (“CVI”) (Level 3). The fair value of the CVIs are based upon discounted cash flow analyses for which the determination of fair value requires significant management judgment or estimation and result in a higher degree of financial statement volatility.

t) Consolidation method

All subsidiaries are fully consolidated. Intragroup income and expense are eliminated on consolidation, as are all receivables and payables between Group companies. Gains and losses arising on intragroup transactions are also eliminated. Where necessary, the accounting policies of subsidiaries have been brought into line with those adopted in the Atento Group.

Details of Atento Group subsidiaries at December 31, 2012 and 2013 are as follows:

Name	Registered address	Line of business	Functional currency	% interest [1]	Holding company
Atento Luxco 1, S.A.	Luxembourg	Holding company	EUR	100	Atalaya Luxco Midco, S.a.R.L.
Atalaya Luxco 2, S.a.r.l.	Luxembourg	Holding company	EUR	100	Atento Luxco 1, S.A.
Atalaya Luxco 3, S.a.r.l.	Luxembourg	Holding company	EUR	100	Atento Luxco 1, S.A.
					Atalaya Luxco 2, S.a.r.l.
Atento Argentina, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 3, S.a.r.l.
					Atalaya Luxco 2, S.a.r.l.
Atusa, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 3, S.a.r.l.
					Atalaya Luxco 2, S.a.r.l.
Microcentro de Contacto, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 3, S.a.r.l.
					Atalaya Luxco 2, S.a.r.l.
Córdoba de Gestiones y Contactos, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 3, S.a.r.l.
					Atalaya Luxco 2, S.a.r.l.
Centros de Contacto Salta, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 3, S.a.r.l.
					Atalaya Luxco 2, S.a.r.l.
Mar de Plata Gestiones y Contactos, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 3, S.a.r.l.
Atento Spain Holdco, S.L.U.	Madrid (Spain)	Holding company	EUR	100	Atento Luxco 1, S.A.
Atento B V	Amsterdam (Netherlands)	Operation of call centers	EUR	100	Atento Spain Holdco 2, S.L.U.
Atento Teleservicios España, S.A.U.	Madrid (Spain)	Operation of call centers	EUR	100	Atento Spain Holdco 2, S.L.U.
Atento Servicios Técnicos y Consultoría S.A.U.	Madrid (Spain)	Execution of technological projects and services, and consultancy services	EUR	100	Atento Teleservicios España S.A.U.
Atento Impulsa, S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	EUR	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center, S.A.U.	Madrid (Spain)	Execution of technological projects and services, and consultancy services	EUR	100	Atento Teleservicios España, S.A.U.
Atento Maroc, S.A.	Casablanca (Morocco)	Operation of call centers	MAD	99.9991	Atento Teleservicios España S.A.U.
Contact US Teleservices Inc	Houston, Texas (USA)	Operation of call centers	USD	100	Atento Mexicana, S.A. de C.V.
Atento Brasil, S.A.	São Paulo (Brazil)	Operation of call centers	BRL	99.999	Atento Spain Holdco 4, S.A.U.
Atento Spain Holdco 4, S.A.U.[2]	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco, S.L.U.
				83.3333	Atento B.V.
Teleatento del Perú, S.A.C.	Lima (Peru)	Operation of call centers	PEN	16.6667	Atento Holding Chile, S.A.
				94.97871	Atento B.V.
				0.00424	Atento Servicios Auxiliares de Contact Center, S.L.U.
				0.00854	Atento Servicios Técnicos y Consultoría, S.L.U
				5.004270	Atento Teleservicios España, S.A.U.

Name	Registered address	Line of business	Functional currency	% interest [1]	Holding company
Atento Colombia, S.A.	Bogota DC (Colombia)	Operation of call centers	COP	0.00424	Teleatento del Perú, S.A.C.
Atento Holding Chile, S.A.	Santiago de Chile (Chile)	Holding company	CLP	99.9999	Atento B.V.
Atento Chile, S.A.	Santiago de Chile (Chile)	Operation of call centers	CLP	99.99	Atento Holding Chile, S.A.
				99	Atento Chile, S.A.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	CLP	1	Atento Holding Chile, S.A.
				99	Atento Chile, S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	CLP	1	Atento Holding Chile, S.A.
Atento Puerto Rico, Inc.	Guaynabo (Puerto Rico)	Operation of call centers	USD	100	BC Atalaya Mexholdco, S.A.
Atento Mexicana, S.A. de C.V.	Mexico City (Mexico)	Operation of call centers	MXN	99.99	BC Atalaya Mexholdco, S.A.
				99.9995	Atento Mexicana, S.A. de C.V.
Atento Servicios, S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	MXN	0.0005	Atento Atención y Servicios, S.A. de C.V.
				99.998	Atento Mexicana, S.A. de C.V.
Atento Atención y Servicios, S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	MXN	0.002	Atento Servicios, S.A. de C.V.
				99.9999	Atento Mexicana, S.A. de C.V.
Atento Centroamérica, S.A.	Guatemala (Guatemala)	Holding company	GTQ	0.0001	Atento El Salvador S.A. de C.V.
				99.99999	Atento Centroamérica, S.A.
Atento de Guatemala, S.A.	Guatemala (Guatemala)	Operation of call centers	GTQ	0.00001	Atento El Salvador S.A. de C.V.
				7.4054	Atento Centroamerica, S.A.
Atento El Salvador, S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	USD	92.5946	Atento de Guatemala, S.A.
Woknal, S.A.	Montevideo (Uruguay)	Operation of call centers	UYU	100	Atento B.V.
BC Atalaya Mexholdco, S.A. de C.V.	Mexico	Holding company	MXN	99.9667	Atento Spain Holdco 5, S.L.U.
Atento Spain Holdco 5, S.L.U.[2]	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco, S.L.U.
Atento Ceská Republika, a.s.	Prague (Czech Republic)	Telemarketing and other financial and business services	CZK	100	Atento Spain Holdco, S.L.U.
				99	BC Atalaya Mexholdco, S.A.
Atento Panamá, S.A.	Panama City	Operation of call centers	USD	1	Atento Mexicana, S.A. de C.V.
Atento Spain Holdco 2, S.L.U.[2]	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco 6, S.L.U.
Atento Spain Holdco 6, S.L.U.[2]	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco, S.L.U.
Global Rossolimo, S.L.U.(2)	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco, S.L.U.

(1)	Shareholdings with voting rights.
(2)	Not audited.

At December 31, 2012 and 2013, none of the subsidiaries is listed on a stock exchange and all use December 31 as their reporting date.

All Group companies subject to statutory audit as per local legislation have been audited.

u) New and amended standards and interpretations

The new and amended standards and interpretations issued by the IASB that have entered into force and been applied by the Atento Group during the year are as follows:

New and amended standards and interpretations
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
Revised IAS 19	Employee Benefits
Amendment to IFRS 7	Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities
Amendment to IFRS 10,11 and 12	Transition Guidance
Amendment to IAS 1	Presentation of items of Other Comprehensive Income
Amendment to IAS 27	Separate Financial Statements
Amendment to IAS 28	Investment in Associates and Joint Ventures
Annual Improvements to IFRSs-2009-2011 Cycle

These standards have not had a significant effect on the Atento Group’s consolidated financial statements, with the exception of modifications in presentation and disclosures that have been included in the Atento Group’s consolidated financial statements.

New and amended standards and interpretations that have yet to enter into force and that have not been adopted early by the Atento Group

At the date of these consolidated financial statements, the IASB has issued the following new and amended standards and interpretations, which enter into force for accounting periods beginning on or after January 1, 2014 and that the Atento Group has not early adopted:

New and amended standards and interpretations		Effective date
Amendment to IAS 32	Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRS 10 and 11 and IAS 27	Investment Entities	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2015
IFRS 9	Financial Instruments	January 1, 2018
IFRS 14	Regulators deferred accounts	January 1, 2016
Amendments to IAS 19	Defined Benefit Plans. Employee Benefits	July 1, 2014
Annual Improvements to IFRSs-2010-2012 Cycle		July 1, 2014
Annual Improvements to IFRSs-2011-2013 Cycle		July 1, 2014
IFRIC 21	Levies	January 1, 2014

The Atento Group is currently analyzing the impact of applying these new and amended standards and interpretations. Based on the analyses conducted to date, the Atento Group estimates that the application of the new and amended standards and interpretations will not have a material impact on the consolidated financial statements in the period of their initial application.

New and amended standards and interpretations that have yet to enter into force and that have been adopted early by the Atento Group

The Atento Group has proactively adopted the amendment to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” in advance of the effective date of January 1, 2014 (see Note 8), as it has also applied IFRS 13 “Fair Value Measurement”.

4) MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group’s activities expose it to various types of financial risk: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flows and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates; and (ii) the value of non-current liabilities that bear interest at fixed rates.

At December 31, 2013 43.2% of financial debt with third parties (excluding CVIs and the effect of financial derivative instruments) bear interests at variable rates while at December 31, 2012 this amount was up to 80.5%.

The Atento Group’s finance costs are exposed to fluctuations in interest rates. In 2013, the rates to which the Atento Group had the greatest exposure were the Brazilian CDI rate. In 2012, the Atento Group had the greatest exposure to the Euribor, the Brazilian CDI rate and the Mexican TIIE rate.

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 14, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating-rate borrowings into loans at fixed interest rates.

The table below shows the impact on the value of derivatives of a +/-10 basis points variation in the CDI interest rate curves.

INTEREST RATE	12/31/2013
FAIR VALUE	15,611
+0.1%	14,817
-0.1%	16,407

Also, as described in Note 14, the Atento Group has cross-currency swap hedging instruments with the economic effect of covering cash flows related to the Senior Secured Notes issued in U.S. dollars.

Additionally, the Atento Group holds derivatives which are not considered as hedging instruments related to the cash flows generated in Mexican Pesos, Colombian Pesos and Peruvian Nuevos Soles.

The table below shows the impact on the value of derivatives of a +/-10 basis points variation in the interest rate curve.

CROSS CURRENCY (thousands of U.S. dollars)	12/31/2013
FAIR VALUE	(13,277)
+0.1%	(14,719)
-0.1%	(11,658)

Foreign currency risk

At December 31, 2013 and 2012, the Atento Group entities held several borrowings and cash and cash equivalents in currencies other than their functional currency.

The most significant exposure to foreign currency risk is derived from the U.S. dollar denominated Senior Secured Notes issued by the subsidiary Atento Luxco 1, S.A. in 2013 whose functional currency is the euro. As indicated above, the Atento Group has cross-currency swap hedging instruments with the economic effect of covering cash flows related to the Senior Secured Notes issued in U.S. dollars.

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets and financial liabilities denominated in currencies other than their functional are adequately matched. A sensitivity analysis based on the outstanding volume of financial assets and liabilities (applying a 10% appreciation of each asset/liability currency versus the functional currency) highlights the limited impact that such event would have on the income statement is U.S. dollars.

2012	Financial assets			Financial liabilities			Sensitivity analysis
Functional currency- financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)	Appreciation of financial liabilities in functional currency (thousands of U.S. Dollars)	Income statement profit/(loss) (thousands of U.S. Dollar)
Uruguayan pesos—USD	—	—	—	12,618	650	650	10%	0.04639414	—	—	14,010	(72)
Chilean pesos—USD	26,916	56	56	61,151	128	128	10%	0.00187516	29,907	6	68,261	(15)
Argentinian pesos—USD	—	—	—	487	99	99	10%	0.18300122	—	—	541	(11)
Euro—Argentinian pesos (CVI)	—	—	—	39,620	257,087	52,275	10%	5.8399465	—	—	35,637	(5,808)
Colombian pesos—USD	216,885	123	123	—	—	—	10%	0.000508984	240,983	14	—	—
Guatemalan Quetzal—USD	6,327	801	801	—	—	—	10%	0.113890893	7,030	89	—	—
Mexican pesos—USD	17,997	1,388	1,388	—	—	—	10%	0.06941338	19,997	154	—	—
Chilean Pesos—EUR	319,433	504	666	—	—	—	10%	0.001421217	354,925	74	—	—
Peruvian nuevos soles—USD	1,028	403	403	—	—	—	10%	0.353148911	1,142	45	—	—
Euro—USD	50	66	66	—	—	—	10%	1.187460418	56	7	—	—

2013	Financial assets			Financial liabilities			Sensitivity analysis
Functional currency- financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)	Appreciation of financial liabilities in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)
Euro—USD	2,909	4,011	4.011	215,852	297,681	297,681	10%	1.24118928	3,232	446	239,835	(33,075)
Peruvian nuevos soles—USD	1,748	625	625	3,795	1,357	1,257	10%	0.32183086	1,943	69	4,217	(151)
Uruguayan pesos—USD	7,507	351	351	3,540	165	165	10%	0.0420777	8,341	39	3,921	(18)
Argentinian pesos—USD	—	—	—	27	4	4	10%	0.13801564	—	—	29	—
Euro—Argentinian pesos (CVI)	—	—	—	31,446	282,798	43,367	10%	8.09381632	—	—	34,940	(4,819)
Mexican pesos—Euro	56,724	3,144	4,335	—	—	—	10%	0.04987656	63,027	482	—	—
Mexican pesos—USD	34,488	2,636	2,636	—	—	—	10%	0.068784727	38,320	293	—	—
Colombian pesos—USD	361,010	187	187	—	—	—	10%	0.000467088	401,122	21	—	—
Guatemalan Quetzal—USD	2,168	276	276	—	—	—	10%	0.114775862	2,409	31	—	—
Euro—Mexican pesos	86	1,559	119	—	—	—	10%	16.24009354	96	13	—	—

*	Financial liabilities correspond to borrowings in currencies other than functional currencies (Senior Secured Notes, Finance Leases and CVIs). Financial Assets correspond to cash and cash equivalents in currencies other than functional currencies. Example of the income statement impact of appreciation of the asset/liability currency versus the functional currency. When conducting this sensitivity analysis, assuming a depreciation, the income statement impact would be the same, but precisely reversed.

Country risk

To manage or mitigate country risk, the Atento Group repatriates the funds generated in Americas and Brazil that are not required to pursue new, profitable business opportunities in the region. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debentures denominated in Brazilian reais and (ii) the USD 300 million 7.375% Senior Secured Notes due 2020, together with the €50 million ($69 million) Revolving Credit Facility. The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan which are served with cash flows from Atento Brazil denominated in Brazilian reais.

Argentine subsidiaries sit outside of these two separate ring-fenced financings, and as a result, we do not rely on cash flows from these operations to serve our Company’s debt commitments.

b) Credit risk

The Atento Group seeks to conduct all its business with reputable national and international companies and institutions of established solvency in their countries of origin, so as to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its trade accounts (see Note 13 on impairment allowances).

The Atento Group’s maximum exposure to credit risk on financial assets is the carrying amount of the instruments. The Atento Group holds no guarantees as collection insurance.

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans applied in their ordinary management.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets (see Notes 11, 12, 13, 14 and 15). As disclosed in Note 23, the Atento Group carries out significant transactions with Telefónica Group. At December 31, 2013 the balance of accounts receivable with Telefónica Group amounted to 302,234 thousand U.S. dollars (303,668 thousand U.S. dollars in 2012).

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a comfortable cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time required to pay its debt (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 16.

4.2 Capital Management

The Atento Group’s Finance Department, which is in charge of the Atento Group’s capital management, takes various factors into consideration when determining the Atento Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure, so the Atento Group can carry out its routine activities under normal conditions and also address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, other considerations and specifics are taken into account when determining the Atento Group’s financial structure, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation.

As indicated in Note 17, among the restrictions imposed under financing arrangements, the debentures contract lays out certain general obligations and disclosures in respect of the lending institutions. Specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil, S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility, also described in Note 17, carries no financial covenant obligations regarding debt level. However, the credit facility does impose limitations on the use of the funds, linked to compliance with a debt ratio. The contract also includes other restrictions, including the following: limitations on the distribution of dividends, payments or distributions to shareholders, the capacity to incur additional debt, investments and disposal of assets.

The Senior Secured Notes issued in 2013 carries no limitation covenant obligations regarding debt level. However, the Notes do impose limitations on the distributions on dividends, payment or distributions to the shareholders, incur additional debt, investments and disposals of assets.

At the date of these consolidated financial statements, the Atento Group complies with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

The reconciliation between EBITDA and the consolidated income statement is as follows:

	December 1 to December 31, 2012	For the year ended December 31, 2013
Loss for the period/year	(56,620)	(4,039)
Income tax	8,132	8,346
Net finance income/(expense)	6,044	100,667
Amortization and depreciation	7,500	128,975

EBITDA	(34,944)	233,949

Net financial debt with third parties at December 31, 2012 and 2013 is as follows:

	12/31/2012	12/31/2013
Senior Secured Notes (Note 17)	—	297,681
Brazilian bonds—Debentures (Note 17)	442,955	345,854
Bank borrowings (Note 17)	200,112	632
Finance lease payables (Note 17)	8,696	11,877
CVIs (Note 17)	52,275	43,367
Vendor Loan (Note 17)	145,134	151,701
Derivative financial liabilities (Note 14)	—	15,962
Less: Cash and cash equivalents (Note 15)	(200,311)	(213,491)

Net financial debt with third parties	648,861	653,583

4.3 Estimating fair value

The table below shows an analysis of the financial instruments measured at fair value, classified according to the valuation method used. The Atento Group has defined the following valuation levels:

Prices (unadjusted) quoted in active markets for identical assets and liabilities (Level 1).

Data other than the Level 1 quoted price that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., price derivatives) (Level 2).

Data for the asset or liability that are not based on observable market data (Level 3).

The Atento Group’s assets and liabilities measured at fair value at December 31, 2012 and 2013 are as follows:

2012	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	—	—	—

Total assets	—	—	—	—

Liabilities
Derivatives	—	—	—	—
CVIs	—	—	(52,275)	(52,275)

Total liabilities	—	—	(52,275)	(52,275)

2013	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	18,296	—	18,296

Total assets	—	18,296	—	18,296

Liabilities
Derivatives	—	(15,962)	—	(15,962)
CVIs	—	—	(43,367)	(43,367)

Total liabilities	—	(15,962)	(43,367)	(59,329)

No transfers were carried out between the different levels during the year.

The following table reflects the movements of the Atento Group’s Contingent Value Instruments (“CVIs”) described in note 17 measured at fair value using significant unobservable inputs at December 31, 2013 and 2012:

	December 31
	2012	2013
Fair value at the beginning of the period	(51,451)	(52,275)
Change in fair value	—	(5,630)
Translation differences	(824)	14,538

Fair value at December 31	(52,275)	(43,367)

a) Level 1 financial instruments:

The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date. A market is considered active when trading prices are easily and regularly available through a stock exchange, financial intermediaries, industry institution, price service or regulatory body, and when these prices reflect actual routine arm’s-length market transactions. The quoted market price used for the Atento Group’s financial assets is the current bid price. These instruments are classified in Level 1, although at the dates in question, the Atento Group had no Level 1 financial instruments.

b) Level 2 financial instruments:

The fair value of financial instruments not traded in an active market (i.e., OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all significant inputs required to calculate the fair value of a financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating-rate loans and cross currency swaps.

c) Level 3 financial instruments:

If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The specific financial instrument valuation techniques used by the Atento Group include the following:

•	Quoted market prices or prices established by financial intermediaries for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the future estimated cash flows based on estimated interest rate curves.

•	The present value of foreign currency futures is determined using forward exchange rates at the reporting date, discounting the resulting amount from the present value.

•	Discounted cash flow analyses are used to analyze the fair value of the Contingent-Value Instruments (“CVI”) discussed in note 17. The fair value of the CVIs are based upon discounted cash flow analyses for which the determination of fair value requires significant management judgment or estimation and result in a higher degree of financial statement volatility. As observable market activity is commonly not available to use when estimating the fair value of the CVIs, we estimate fair value using a modeling technique which include the use of a variety of inputs/assumptions including interest rates or other relevant inputs. Changes in the significant underlying factors or assumptions (either an increase or a decrease) in any of these areas underlying our estimates may not result in a significant increase/decrease in the fair value measurement of the CVIs. For example, an increase of 100 basis point in the discount rate would not result in a significant decrease of the fair value of the CVIs.

5) BUSINESS COMBINATIONS

As stated in Note 1, in 2012 Bain Capital entered into an agreement with Telefónica, S.A. through Atento Luxco 1, S.A. and certain subsidiaries, to acquire the capital of the core companies forming the Atento Group, the parent of which was AIT, owned by the Telefónica Group and not transferred. These companies are located in Spain, Brazil, Mexico, Argentina, Colombia, Peru, Chile, Morocco, the Netherlands, the Czech Republic, Uruguay, Central America, the United States and Puerto Rico. The agreement did not extend to AIT’s operations in Venezuela or to shares in AIT itself, although certain AIT specific assets and liabilities did fall under the acquisition.

After obtaining the requisite business concentration approvals from European Union authorities in October and November 2012, the formal agreement was signed on December 12, 2012 for a total acquisition price of 1,352,967 thousand U.S. dollars. According to the final contract, Bain Capital and Telefónica, S.A. undertook to establish a price adjustment mechanism based on the combined financial statements at November 2012. The parties agreed to a period of 45 business days following the closing date for those statements, as well as an additional 40 business days for the related audit.

The final amount of the consideration to be given to the former owner of the Atento Group was determined during August 2013 and set at 993,789 thousand U.S. dollars for the equity of Atento after deducting the value of the debt to be refinance and other adjustments, including a deferred consideration of 142,846 thousand U.S. dollars and a contingent consideration of 51,451 thousand U.S. dollars (CVIs).

The costs relating to the acquisition were recognized under other operating expenses on the consolidated income statement for the one month period ended December 31, 2012 and the year ended December 31, 2013 (62,395 thousands U.S. dollars and 1,381 thousands U.S. dollars respectively).

Although the acquisition documents were formally signed on December 12, 2012, control of the subject companies was actually acquired on December 1, 2012. Accordingly, the Company reflected the operations acquired in its 2012 income statement of that date.

The table below sets out the fair values of the assets acquired and the liabilities undertaken, as well as the consideration transferred:

Fair value recognized in the acquisition at December 1, 2012
Thousands of U.S. dollars
Assets
Intangible assets	466,257
Property, plant and equipment	207,458
Non-current financial assets	56,367
Current receivables	612,464
Deferred tax assets	189,209

1,531,755

Liabilities
Payables	(504,815)
Provisions	(125,412)
Deferred tax liabilities	(135,064)

(765,291)

Total net identifiable assets at fair value	766,464

Goodwill arising on the acquisition (Note 7)	227,325

Consideration transferred (2012)	786,497

Consideration transferred (2013)	12,995

Consideration pending payment	194,297

CVIs (Note 17)	51,451
Vendor Loan Note (Note 17)	142,846

The main assets acquired and liabilities undertaken at fair value were as follows:

•	Master Service Agreement with Telefónica S.A. of October 11, 2012 for certain countries, including Brazil, Mexico, Spain, Peru, Chile, Colombia and Argentina. This contract was arranged in order to strengthen the commercial ties between the Atento Group and Telefónica, and to enable the Atento Group to avoid the cost of establishing new centers, from a market standpoint. This intangible asset was valued using the income approach, through the Multi-period Excess Earnings Method (MEEM), at 225,360 thousand U.S. dollars. The useful life of this intangible asset has been estimated at nine years.

•	Contractual relationships with customers other than Telefónica in the countries in which the Atento Group operates, primarily Brazil, Mexico, Spain, Colombia and Argentina. This intangible asset was valued using the income approach, through the Multi-period Excess Earnings Method (MEEM), at 157,964 thousand U.S. dollars. The useful life has been estimated between seven and twelve years.

•	Following acquisition of control of the Atento Group by Bain Capital, new measurement tools were developed for labor contingency provisions in the different countries in which the Group operates. According to IFRS 3 “Business Combinations”, at the date the control was acquired, the Atento Group estimated the contingent liabilities. As a result, the Atento Group has determined the need to increase provisions by 72,415 thousand U.S. dollars. The increase in these provisions has also entailed a 23,684 thousand U.S. dollars increase in deferred tax assets.

•	The Atento Group recognized deferred tax assets for a fair value of 99,645 thousand U.S. dollars in respect of tax deductions for goodwill arising on the merger of two companies in the Brazilian subgroup.

In addition, deferred tax liabilities totaling 33,075 thousand U.S. dollars were derecognized, given that the tax benefits associated with the goodwill rising on a previous merger between Group companies had already been obtained.

•	The Atento Group recognized an additional 128,173 thousand U.S. dollars (fair value) in deferred tax liabilities, primarily related with changes in the fair value of assets in the customer base.

Goodwill recognized in the amount of 227,325 thousand U.S. dollars chiefly relates to synergies expected from the acquisition. A breakdown of goodwill is provided in Note 7.

Atento Group Management (post-acquisition) had a managing period of one month in 2012 (as previously mentioned, Atento Group was acquired on December 1, 2012), so Management considers that performing an estimate for the whole year is subject to many uncertainties, and is therefore no such estimate is included in the consolidated financial statements.

6) INTANGIBLE ASSETS

Details of intangible assets at December 31, 2012 and 2013 and movement therein are as follows:

	Thousands of U.S. dollars
	Balance at December 1, 2012	Additions	Disposals	Transfers	Translation differences	Balance at December 31, 2012
Cost
Development	—	—	—	—	—	—
Customer base	383,325	—	—	—	6,772	390,097
Software	31,305	6,070	(156)	41	(410)	36,850
Other intangible assets	51,528	236	—	—	661	52,425
Work in progress	99	791	—	—	(2)	888

Total cost	466,257	7,097	(156)	41	7,021	480,260

Accumulated amortization
Development	—	—	—	—	—	—
Customer base	—	(13)	—	—	—	(13)
Software	—	(1,188)	—	—	(223)	(1,411)
Other intangible assets	—	(1,227)	—	—	209	(1,018)

Total accumulated amortization	—	(2,428)	—	—	(14)	(2,442)

Net intangible assets	466,257	4,669	(156)	41	7,007	477,818

	Thousands of U.S. dollars
	Balance at December 31, 2012	Additions	Disposals	Transfers	Translation differences	Balance at December 31, 2013
Cost
Development	—	1,671	(95)	—	(133)	1,443
Customer base	390,097	—	—	—	(26,380)	363,717
Software	36,850	11,283	(4)	—	(1,112)	47,017
Other intangible assets	52,425	—	—	—	(1,143)	51,282
Work in progress	888	981	(754)	—	35	1,150

Total cost	480,260	13,935	(853)	—	(28,733)	464,609

Accumulated amortization
Development	—	(5)	—	—	—	(5)
Customer base	(13)	(40,668)	13	—	1,706	(38,962)
Software	(1,411)	(16,074)	64	—	213	(17,208)
Other intangible assets	(1,018)	(13,933)	—	—	(706)	(15,657)

Total accumulated amortization	(2,442)	(70,680)	77	—	1,213	(71,832)

Net intangible assets	477,818	(56,745)	(776)	—	(27,520)	392,777

“Customer base” represents the fair value, within the business combination involving the acquisition of control of the Atento Group, of the intangible asset arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

Of the total customer base, the fair value assigned to commercial relationships with Telefónica in the acquisition date amounts to 225 million U.S. dollars, while the remaining amount relates to other customers. In terms of geographic distribution, the customer base primarily corresponds to businesses in Brazil (175 million U.S. dollars), Spain (84 million U.S. dollars), Mexico (61 million U.S. dollars), Peru (21 million U.S. dollars), Colombia (5 million U.S. dollars), Chile (13 million U.S. dollars) and Argentina (13 million U.S. dollars).

“Other intangible assets” includes the intangible asset arising from the 11822 and 11825 directory services business, the “Atento” brand, and the domain names related therewith, as well as the intangible asset related with the customer analysis service for several Telefónica Group companies in Latin America.

Development costs capitalized in 2013 were chiefly accounted for by in-house software development. No research and development expenses were recognized in the 2013 income statement.

No impairment was recognized in respect of intangible assets in 2012 or 2013.

7) GOODWILL

Goodwill was generated in December 1, 2012 as a result of the acquisition of the CRM business from Telefónica, S.A. described in Note 1.

The breakdown, amount and movement of goodwill by cash generating units in 2012 and 2013 are as follows:

	Thousands of U.S. dollars
	12/01/2012 (Note 6)	Translation differences	12/31/2012	Translation differences	12/31/2013
Peru	37,866	(399)	37,467	(3,282)	34,185
Chile	23,925	22	23,947	(2,037)	21,910
Colombia	10,286	265	10,551	(870)	9,681
Czech Republic	3,882	80	3,962	(165)	3,797
Mexico	2,850	(8)	2,842	(26)	2,816
Spain	1,093	18	1,111	50	1,161
Brazil	86,617	2,708	89,325	(11,405)	77,920
Argentina	60,806	542	61,348	(15,079)	46,269

Total	227,325	3,228	230,553	(32,814)	197,739

Details of goodwill in local currency are as follows (in thousands of currency units):

Peru	Nuevo Sol	97,714
Chile	Peso	11,493,730
Colombia	Peso	18,654,963
Czech Republic	Koruna	75,503
Mexico	Peso	36,847
Spain	Euro	842
Brazil	Real	182,536
Argentina	Peso	294,178

As indicated in Note 8, no impairment was recognized in 2012 or 2013.

8) IMPAIRMENT OF ASSETS

With respect to IAS 36, at December 31, 2013 the judgments and estimates used by the Atento Group’s directors to calculate the recoverable amount of goodwill indicate that the carrying amount of each item of goodwill is recoverable, based on the expected future cash flows from the cash-generating units to which they are allocated. The level of analysis performed by the Atento Group at the cash-generating unit level coincides with that performed at country level.

Atento has no assets with an indefinite useful life and therefore carries out no impairment tests of this type.

The Atento Group carries out its goodwill impairment tests using the various cash-generating units’ five-year strategic plans and budgets, approved by the Management.

Cash flows are estimated using projected results before amortization/depreciation, finance cost, and taxes, based on the last period, and using expected growth rates obtained from studies published in the sector and assuming said growth to be constant from the fifth year. Estimated cash flows determined in this manner are discounted using average Weighted Average Cost of Capital (“WACC”). The discount rates used reflect the current assessment of specific market risks in each of the cash-generating units, considering the time value of money and individual risks of each country not included in the cash flow estimates. WACC takes both the cost of debt and capital into account. The latter is obtained based on the profit expected by shareholders of the Atento Group, while the former is obtained based on the Atento Group’s financing costs. In addition, the risks specific to each country were included in the WACC using corrective factors.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates are as follows:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Czech Republic	Argentina
December 2012	13.18%	12.19%	12.00%	11.55%	10.29%	11.28%	9.01%	28.51%
December 2013	16.53%	12.21%	10.38%	12.50%	11.37%	11.27%	9.52%	31.77%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Czech Republic	Argentina
December 2012	2%	2%	2%	2%	2%	2%	2%	2%
December 2013	5.50%	3.10%	1.85%	3.00%	2.50%	3.00%	2.03%	16.83%

At December 31, 2012 and 2013, the tests conducted did not reveal any impairment in the value of goodwill, since the related cash flows were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used.

In the event of a 10% increase in the discount rate used to calculate the recoverable amount of the cash-generating units in each country and the other variables remained unchanged, the recoverable amount would be higher than the corresponding carrying amount. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its cash-generating units. In the event of a 10% decrease in the growth rate used to calculate the recoverable amount of the cash-generating units in each country and all other variables remained unchanged, the recoverable amount would also be higher than the corresponding carrying amount. In addition, if as a result of a fall in demand or an increase in costs, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flows were to decrease by 1% in each country, and all other variables were to remain unchanged, the recoverable amount from each cash-generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain countries, the following hypotheses were used:

For the Argentina CGU, the cash flow growth rate used was based on the country’s estimated inflation; to calculate terminal value, a normalized conservative growth rate was assumed, taking into account a long-term stabilization of macroeconomic variables. Cash flow for the Brazil and Mexico CGUs were estimated based on growth estimates considering past business performance, using predicted inflation levels taken from external sources. For calculations regarding the Spanish CGU, negative and positive business forecasts were used which contemplate macroeconomic trends and changes in the environment.

As a result of amendments to IFRS 13, IAS 36 was modified to require disclosures on the recoverable amount of cash-generating units with significant carrying amounts in comparison with the entity’s total carrying amount of goodwill. However, in May 2013 IAS 36 was amended in order to eliminate this disclosure requirement. Recoverable amount disclosures will still be required for cash-generating units that have presented impairment losses during the year. The amendment is effective for periods beginning on or after January 1, 2014, although early adoption is allowed. The Atento Group has adopted the amendment in advance of the effective date.

9) PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment at December 31, 2012 and 2013 and movement therein are as follows:

	Thousands of U.S. dollars
	Balance at December 1, 2012	Additions	Disposals	Transfers	Translation differences	Balance at December 31, 2012
Cost
Land and natural resources	43	—	—	—	1	44
Buildings	8,705	—	—	—	138	8,843
Plant and machinery	6,736	513	(261)	—	72	7,060
Furniture, tools and other tangible assets	178,537	20,761	(388)	5,438	350	204,698
PP&E under construction	13,437		—	(5,438)	262	8,261

Total property, plant and equipment	207,458	21,274	(649)	—	823	228,906

Accumulated depreciation
Buildings	—	(196)	49	—	(2)	(149)
Plant and machinery	—	(239)	1	—	(12)	(250)
Furniture, tools and other tangible assets	—	(4,637)	—	—	592	(4,045)

Total accumulated depreciation	—	(5,072)	50	—	578	(4,444)

Net property, plant and equipment	207,458	16,202	(599)	—	1,401	224,462

	Thousands of US dollars
	Balance at December 31, 2012	Additions	Disposals	Transfers	Translation differences	Balance at December 31, 2013
Cost
Land and natural resources	44	—	—	—	2	46
Buildings	8,843	93	(121)	1,378	557	10,750
Plant and machinery	7,060	1,150		581	(380)	8,411
Furniture, tools and other tangible assets	204,698	68,505	(22,168)	4,685	(16,509)	239,211
PP&E under construction	8,261	19,346	—	(6,644)	(1,922)	19,041

Total property, plant and equipment	228,906	89,094	(22,289)	—	(18,252)	277,459

Accumulated depreciation
Buildings	(149)	(1,921)	—	—	(77)	(2,147)
Plant and machinery	(250)	(2,623)	—	—	(24)	(2,897)
Furniture, tools and other tangible assets	(4,045)	(53,751)	17,168	—	(184)	(40,812)

Total accumulated depreciation	(4,444)	(58,295)	17,168	—	(285)	(45,856)

Net property, plant and equipment	224,462	30,799	(5,121)	—	(18,537)	231,603

Additions for the year correspond primarily to investments made in Brazil in response to growth of the business and to the upgrade of existing infrastructure (58,432 thousand U.S. dollars); to construction of a new call center and to the upgrade of infrastructure in place in Mexico (10,256 thousand U.S. dollars); to equipment acquired under finance leases in Colombia and to the upgrade of infrastructure in that country (6,480 thousand U.S. dollars); to new equipment under finance leases and to the upgrade of current infrastructure in Peru (4,562 thousand U.S. dollars); and to the upgrade of infrastructure in Spain (3,950 thousand U.S. dollars).

“Furniture, tools and other tangible assets” primarily comprises net items of that description in Spain, Mexico and Brazil (in the amount of 16,335 thousand U.S. dollars, 22,303 thousand U.S. dollars and 119,298 thousand U.S. dollars, respectively (19,166 thousand U.S. dollars, 19,473 thousand U.S. dollars and 126,227 thousand U.S. dollars, respectively in 2012) in connection with furnishings and fixtures in customer service centers in those countries.

Property, plant and equipment located outside Spain total 208,226 thousand U.S. dollars (197,131 thousand U.S. dollars at December 31, 2012) and are primarily on site in Mexico and Brazil (24,934 thousand U.S. dollars and 137,161 thousand U.S. dollars, respectively at December 31, 2013; 23,633 thousand U.S. dollars and 130,069 thousand U.S. dollars, respectively at December 31, 2012).

All Atento Group companies have contracted insurance policies to cover potential risks to their items of property, plant and equipment. The directors of the Parent Company considered that coverage of these risks is sufficient at December 31, 2012 and 2013.

No impairment was recognized in respect of items of property, plant and equipment in 2012 or 2013.

No interest expense was capitalized in 2012 or 2013 in respect of these assets.

At December 31, 2012 and 2013 there were no firm commitments to acquire items of property, plant and equipment.

10) LEASES AND SIMILAR ARRANGEMENTS

a) Finance leases

The Atento Group holds the following assets under finance leases:

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	454	—
Furniture, tools and other tangible assets	8,786	9,392
Software	1,292	38
Other intangible assets	3,549	—

Total	14,081	9,430

The assets acquired under finance leases are located in Brazil, Uruguay, Colombia and Peru.

The present value of future finance lease payments is as follows:

	Thousands of U.S. dollars
	2012	2013
Up to 1 year	3,483	5,341
Between 1 and 5 years	5,213	6,536

Total	8,696	11,877

11) FINANCIAL ASSETS

Details of financial assets at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
2012	Loans and receivables	Derivatives	Total
Trade and other receivables (Note 13)	7,482	—	7,482
Other financial assets (Note 12)	51,066	—	51,066

Non-current financial assets	58,548	—	58,548

Trade and other receivables (Note 13)	516,787	—	516,787
Other financial assets (Note 12)	31,108	—	31,108
Cash and cash equivalents (Note 15)	200,311	—	200,311

Current financial assets	748,206	—	748,206

TOTAL FINANCIAL ASSETS	806,754	—	806,754

Excluding advance payments and non-financial assets.

	Thousands of U.S. dollars
2013	Loans and receivables	Derivatives	Total
Trade and other receivables (Note 13)	72	—	72
Other financial assets (Note 12)	53,812	—	53,812
Financial derivative instruments (Note 14)	—	15,439	15,439

Non-current financial assets	53,884	15,439	69,323

Trade and other receivables (Note 13)	516,960	—	516,960
Other financial assets (Note 12)	1,425	—	1,425
Financial derivative instruments (Note 14)	—	2,857	2,857
Cash and cash equivalents (Note 15)	213,491	—	213,491

Current financial assets	731,876	2,857	734,733

TOTAL FINANCIAL ASSETS	785,760	18,296	804,056

Excluding advance payments and non-financial assets.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amount recognized and in the established term. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
Other non-current receivables	8	2,428
Non-current guarantees and deposits	51,058	51,384

Total non-current	51,066	53,812
Other current receivables	28,723	—
Current guarantees and deposits	2,332	1,425
Other current financial assets	53	—

Total current	31,108	1,425

Total	82,174	55,237

“Guarantees and deposits” at December 31, 2012 and 2013 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

At December 31, 2012, “Other current receivables” of 28,723 thousand U.S. dollars primarily related to short-term deposits at Brazilian financial institutions pegged to the CDI.

13) TRADE AND OTHER RECEIVABLES

Details of trade and other receivables are as follows:

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
Non-current trade receivables	7,482	72

Total non-current	7,482	72
Current trade receivables	492,214	492,900
Other receivables	15,008	12,540
Prepayments	3,429	4,326
Personnel	9,565	11,520

Total current	520,216	521,286

Total	527,698	521,358

The balance of trade receivables is shown net of impairment allowances.

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
Trade receivables	516,966	502,986
Impairment allowances	(17,270)	(10,014)

Trade receivables, net	499,696	492,972

At December 31, 2013 trade receivables not yet due for which no provision has been made amounted to 422,086 thousand U.S. dollars (438,389 thousand U.S. dollars at December 31, 2012).

At December 31, 2013 trade receivables due for which no provision has been made amounted to 70,886 thousand U.S. dollars (61,307 thousand U.S. dollars at December 31, 2012). These balances correspond to certain independent customers with no recent history of default. The age analysis of these accounts is as follows:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2012	49,101	3,735	5,906	2,565	61,307
12/31/2013	54,154	3,699	2,135	10,898	70,886

Movement in the provision for impairment of trade receivables in 2013 was as follows:

Thousands of U.S. dollars
Opening balance	(17,270)
Allowance	(3,496)
Reversal	5,522
Application	4,212
Translation differences	1,018

Closing balance	(10,014)

During the one-month period ended December 31, 2012 “Impairment allowances” totaling 2,792 thousand U.S. dollars were recognized.

The Atento Group’s maximum exposure to credit risk at the reporting date is the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
	12/31/2012		12/31/2013
	Assets	Assets	Assets	Liabilities
Interest rate swaps—cash flow hedges	—	—	15,611	—
Cross-currency swaps—cash flow hedge	—	—	—	(10,985)
Cross-currency swaps—that do not meet the criteria for hedge accounting	—	—	2,685	(4,977)

Total	—	—	18,296	(15,962)

Non-current portion	—	—	15,439	(15,962)
Current portion	—	—	2,857	—

Derivatives held for trading are classified as a current asset or a current liability. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months; otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil (see Note 17).

At December 31, 2013, the notional principal of the interest rate swaps amounts to 595 million Brazilian reais (equivalent to 254 million U.S. dollars).

During the year ended December 31, 2013 the average fixed interest rate was 11.72%. Floating interest rates are pegged to the CDI plus 3.70%.

The Atento Group has arranged cross-currency swap instruments to cover U.S. dollar payments arising from the senior secured notes issued in 2013 (see Note 17).

At December 31, 2013 details of cross-currency swaps that are designated and qualified as cash flow hedge were as follows:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank count-party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	738	7.3750%	EUR	560	7.5450%	1,347
Santander	01/29/2018	01/29/2020	USD	922	7.3750%	EUR	700	7.5450%	1,347
Santander	01/29/2020	01/29/2020	USD	25,000	7.3750%	EUR	18,560	7.5450%	1,347
Goldman Sachs	01/29/2013	01/28/2018	USD	48,000	7.3750%	EUR	35,635	7.5475%	1,347
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	EUR	44,543	7.5475%	1,347
Nomura	01/29/2013	01/28/2018	USD	22,000	7.3750%	EUR	16,333	7.6050%	1,347
Nomura	01/29/2018	01/29/2020	USD	27,500	7.3750%	EUR	20,416	7.6050%	1,347

Gains and losses on interest rate swap hedges recognized in equity will be taken to the income statement up through maturity of the corresponding contracts as disclosed in the table above.

There were no ineffective hedge derivatives in 2013.

The Atento Group also contracted the following cross currency swaps that are not designated and qualified as hedging instruments:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank count-party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	410	7.3750%	MXN	9,144	12.9500%	12,71
Santander	01/29/2018	01/29/2020	USD	615	7.3750%	MXN	13,716	12.9500%	12,71
Santander	01/29/2020	01/29/2020	USD	16,667	7.3750%	MXN	211,833	12.9500%	12,71
Goldman Sachs	01/29/2013	01/28/2018	USD	40,000	7.3750%	MXN	508,400	12.9120%	12,71
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	MXN	762,600	12.9120%	12,71
Nomura	01/29/2013	01/28/2018	USD	23,889	7.3750%	MXN	303,628	12.9000%	12,71
Nomura	01/29/2018	01/29/2020	USD	35,833	7.3750%	MXN	455,442	12.9000%	12,71
Goldman Sachs	01/29/2013	01/29/2018	USD	7,200	7.3750%	COP	12,819,600	8.2150%	1780,5
Goldman Sachs	01/29/2013	01/29/2018	USD	13,800	7.3750%	PEN	35,356	7.7900%	2,562
BBVA	01/29/2013	01/29/2018	USD	28,800	7.3750%	COP	51,278,400	8.2160%	1780,5
BBVA	01/29/2013	01/29/2018	USD	52,200	7.3750%	PEN	141,422	7.7800%	2,625

During the year ended December 31,2013, variations in fair value of the derivative financial instruments that are not considered as hedging derivatives recorded under the income statement amount to a net loss of 5,470 thousand U.S. dollars.

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
Cash and cash equivalents at banks	200,311	168,287
Cash equivalents	—	45,204

Total	200,311	213,491

As indicated in Note 25, the current accounts of some Group companies have been pledged in guarantees.

“Cash equivalents” comprises short-term fixed-income securities in Brazil, which mature in less than three months and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

Details of financial liabilities at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
2012	Liabilities at fair value through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	—	—	440,568	440,568
Interest-bearing debt (Note 17)	—	—	169,865	169,865
Finance lease payables (Note 10)	—	—	5,213	5,213
CVIs (Note 17)	52,275	—	—	52,275
Vendor Loan (Note 17)	—	—	145,134	145,134
Payable to Group companies (Note 26)	—	—	471,624	471,624
Trade and other payables (Note 18)	—	—	59	59

Non-current financial liabilities	52,275	—	1,232,463	1,284,738

	Thousands of U.S. dollars
2012	Liabilities at fair value through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	—	—	2,387	2,387
Interest-bearing debt (Note 17)	—	—	30,247	30,247
Finance lease payables (Note 10)	—	—	3,483	3,483
Payable to Group companies (Note 26)	—	—	38	38
Trade and other payables (Note 18)	—	—	312,990	312,990

Current financial liabilities	—	—	349,145	349,145

TOTAL FINANCIAL LIABILITIES	52,275	—	1,581,608	1,633,883

Excluding deferred income and non-financial liabilities.

	Thousands of U.S. dollars
2013	Liabilities at fair value through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	—	—	631,853	631,853
Interest-bearing debt (Note 17)	—	—	527	527
Finance lease payables (Note 10)	—	—	6,536	6,536
CVIs (Note 17)	43,367	—	—	43,367
Vendor Loan (Note 17)	—		151,701	151,701
Payable to Group companies (Note 26)	—	—	519,607	519,607
Financial derivative instruments (Note 14)	—	15,962	—	15,962
Trade and other payables (Note 18)	—	—	1,033	1,033

Non-current financial liabilities	43,367	15,962	1,311,257	1,370,586

Debentures and bonds (Note 17)	—	—	11,682	11,682
Interest-bearing debt (Note 17)	—	—	105	105
Finance lease payables (Note 10)	—	—	5,341	5,341
Trade and other payables (Note 18)	—	—	269,789	269,789

Current financial liabilities		—	286,917	286,917

TOTAL FINANCIAL LIABILITIES	43,367	15,962	1,598,174	1,657,503

Excluding deferred income and non-financial liabilities.

The maturity schedule for Other financial liabilities, trade and other payables and liabilities at fair value through profit and loss at December 31, 2012 and 2013 is as follows:

2012	Thousands of U.S. dollars
	Maturity (years)
	2013	2014	2015	2016	2017	More than 5 years	Total
Payables to Group companies	38	—	—	—	—	471,624	471,662
Finance leases	3,483	5,213	—	—	—	—	8,696
Bank borrowings and debentures	32,634	58,569	85,100	108,013	146,310	212,441	643,067
CVIs	—	—	—	—	—	52,275	52,275
Vendor Loan	—	—	—	—	—	145,134	145,134
Trade and other payables	312,990	59	—	—	—	—	313,049

Total financial liabilities	349,145	63,841	85,100	108,013	146,310	881,474	1,633,883

The Brazilian debentures contract established the following original repayment schedule:

2014	2015	2016	2017	2018	2019	Total
7%	11%	15%	18%	21%	28%	100%

As indicated in Note 17, the Brazilian subsidiary made two early repayments in 2013, totaling 47.8 million U.S. dollars. The new repayment schedule after both early payments is as follows:

2014	2015	2016	2017	2018	2019	Total
—	7.2863%	15%	18%	21%	28%	89.3%

2013	Thousands of U.S. dollars
	Maturity (years)
	2014	2015	2016	2017	2018	More than 5 years	Total
Payables to Group companies	—	—	—	—	—	519,607	519,607
Senior Secured Notes	9,342	—	—	—	—	288,339	297,681
Brazilian bonds—Debentures	2,340	27,518	57,804	69,365	80,926	107,901	345,854
Finance leases	5,341	4,157	1,081	974	324	—	11,877
Bank borrowings	105	393	134	—	—	—	632
CVIs	—	—	—	—	—	43,367	43,367
Vendor Loan	—	—	—	—	—	151,701	151,701
Trade and other payables	269,789	1,033	—	—	—	—	270,822

Total financial liabilities	286,917	33,101	59,019	70,339	81,250	1,110,915	1,641,541

17) INTEREST-BEARING DEBT

Details of interest-bearing debt at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
	12/31/2012	31/12/2013
Senior Secured Notes	—	288,339
Brazilian bonds—Debentures	440,568	343,514
Bank borrowings	169,865	527
CVIs	52,275	43,367
Vendor Loan	145,134	151,701
Finance lease payables (Note 10)	5,213	6,536

Sub-total borrowings with third parties	813,055	833,984
Payable to Group companies (Note 26)	471,624	519,607

Total non-current	1,284,679	1,353,591

Senior Secured Notes	—	9,342
Brazilian bonds—Debentures	2,387	2,340
Bank borrowings	30,247	105
Finance lease payables (Note 10)	3,483	5,341

Sub-total borrowings with third parties	36,117	17,128
Payable to Group companies (Note 26)	38	—

Total current	36,155	17,128

TOTAL INTEREST-BEARING DEBT	1,320,834	1,370,719

Issuance of bonds—Senior Secured Notes

•	On January 29, 2013 Atento Luxco 1, S.A. issued 300,000 bonds with a nominal value of 1,000 U.S. dollars each, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem them early as of January 29, 2016, if certain conditions have been met.

Details of the senior secured notes issuances at December 31, 2013 are as follows:

Issuer	Issue date	Number of bonds	Unit nominal value	Annual interest rate	Maturity
Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	7.375%	January 29, 2020

All interest payments are made on a half-yearly basis.

Fair value of debt in relation to the issuance of senior secured notes, calculated on the basis of their quoted price at December 31, 2013, is 276,056 thousand U.S. dollars.

The fair value hierarchy of the senior secured notes is level 1 as it based in the market price at the reporting date.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars
		12/31/2012			12/31/2013
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2020	U.S. Dollar	—	—	—	288,339	9,342	297,681

Brazilian bonds—Debentures

•	On November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued preferential bonds in Brazil (the “Debentures”), which were subscribed by institutional investors (the “Debenture holders”) and assumed by Bain, for an initial amount of 915,000 thousand Brazilian reais (equivalent to 365,000 thousand U.S. dollars). This long-term financial commitment matures in 2019 and bears interest pegged to the Brazilian CDI (Interbank Deposit Certificate) rate plus 3.70%. Interest is paid on a half-yearly basis.

On March 25, 2013 and June 11, 2013 Atento Brasil, S.A. repaid, in advance of the scheduled date, 71,589 thousand Brazilian reais and 26,442 thousand Brazilian reais respectively (equivalent to 35,545 thousand U.S. dollars and 12,287 thousand U.S. dollars, respectively).

Under the terms of the financing contract, the Brazilian subsidiary is subject to a financial covenant regarding the maximum debt level at the end of each quarter. To date, the company has complied with this covenant and does not foresee any future non-compliance.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars
		12/31/2012			12/31/2013
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2019	Brazilian real	440,568	2,387	442,955	343,514	2,340	345,854

The carrying amount of debentures is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

Bank borrowings

Bank borrowings are held in the following currencies:

	12/31/2012		12/31/2013
	Foreign currency debt (thousands)	U.S. Dollars debt (thousands)	Foreign currency debt (thousands)	U.S. Dollars debt (thousands)
EUR	85,280	112,519	—	—
COP	9,850	5	—	—
MXN	1,124,912	86,761	—	—
MAD	7,017	827	5,170	632

Total		200,112		632

The carrying amount of bank borrowings is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

•	As explained above, on January 29, 2013 Atento Luxco 1, S.A. issued bonds totaling 300 million U.S. dollars. In addition, on January 28, 2013 Atento Luxco 1, S.A., Atento Teleservicios España, S.A.U. and Atento Mexicana, S.A. de C.V. contracted a multi-currency revolving facility (“Super Senior Revolving Credit Facilities Agreement” or “SSRCF”) for 67 million U.S. dollars (69 million U.S. dollars at December 31, 2013) from Banco Santander, S.A. and Banco Santander (Mexico), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer as original lenders, and Banco Bilbao Vizcaya Argentaria, S.A. as the agent bank. The original guarantors for the loan are Atento Luxco 1 S.A., Atento Teleservicios España, S.A.U., Atento Mexicana, S.A. de C.V. Mexico and Atento Servicios, S.A. de C.V.

The new revolving facility allows for drawdowns in euros, Mexican pesos and U.S. dollars. The interest rates for euro drawdowns and Mexican peso drawdowns are the Euribor and the TIIE, respectively, and the LIBOR for drawdowns in any other currency, plus a 4.5% spread per year. This spread is subject to a step-down based on the debt ratio calculation.

The facility matures on July 28, 2019. At December 31, 2013 no amounts had been drawn down on the facility.

In view of the financing received as mentioned above, the following contracts drawn up in 2012 in Spain and Mexico were cancelled:

•	On October 11, 2012 Atento Spain Holdco 2, S.A.U. (formerly Global Laurentia, S.L.U.) received a borrowing from Banco Santander, S.A., BBVA Bancomer, S.A., Banco Bilbao Vizcaya Argentaria, S.A. and CaixaBank, S.A., with Banco Bilbao Vizcaya Argentaria, S.A. acting as the agent bank. At December 31, 2012, the 105,552 thousand U.S. dollars borrowing also carried a 10,555 thousand U.S. dollars credit facility, maturing on October 11, 2017. This borrowing was assumed by Bain. The nominal interest rate applied in each period was the quarterly Euribor plus a 5 pp spread. At December 31, 2012, the company had drawn down 112,519 thousand U.S. dollars on the credit facility.

•	On December 11, 2012 Atento Mexico Holdco, S. de R.L. de C.V. (formerly BC Atalaya Mexholdco, S.A. de R.L. de C.V.) received a borrowing from Banco Santander (Mexico), S.A. and BBVA Bancomer, S.A., with BBVA Bancomer, S.A. acting as the agent bank. The 1,000,000 thousand Mexican pesos borrowing (equivalent to 79,164 thousand U.S. dollars) also carried a 100,000 thousand Mexican pesos credit facility (equivalent to 7,916 thousand U.S. dollars) maturing on December 12, 2017. The nominal interest rate was the quarterly TIIE plus a 5 pp spread. At December 31, 2012 the company had drawn down the entire credit facility.

•	Atento Colombia, S.A. held a borrowing granted from BBVA Colombia. At December 31, 2012 the balance on the loan amounted to 9,850 thousand Colombian pesos (equivalent to 5 thousand U.S. dollars). The borrowing matured on February 28, 2013. The interest on the loan was pegged to the DTF plus a spread of 1.8%.

•	Atento Maroc, S.A. held a borrowing granted from Banco Sabadell. At November 30, 2012 the subsidiary made an early repayment amounting 10 million dirhams. At December 31, 2013 the borrowing balance was 5,082 thousand Moroccan dirham (equivalent to 632 thousand U.S. dollars) (7,017 thousand Moroccan dirham or 827 thousand U.S. dollars at December 31, 2012). The loan matures on June 28, 2016 and bears interest at 6%.

Contingent Value Instruments (CVIs)

•	In relation to the acquisition described in Notes 1 and 5, two of the Company’s subholdings, Atalaya Luxco 2, S.a.r.l. (formerly BC Luxco 2, S.a.r.l.) and Atalaya Luxco 3, S.a.r.l. (formerly BC Luxco 3, S.a.r.l.), which held stakes in the Atento Group’s Argentinian subsidiaries, issued a contingent value instrument (CVI) with the counterparties Atento Inversiones y Teleservicios, S.A. and Venturini S.A., a Telefónica subsidiary. The CVIs together have an aggregated nominal value of 666.8 million Argentinian pesos.

The CVIs represent preferential debt of Atalaya Luxco 2 and Atalaya Luxco 3, and are subject to mandatory (partial) repayment in the following scenarios: (i) if the Argentinian subsidiaries maintain an excess-distributable cash balance, calculated as the greater of the sum of 30.3 million Argentinian pesos (adjusted considering inflation) and the sum that must be maintained by the subsidiaries to honor their financial obligations in each year, pursuant to their business plans; (ii) sale of all or substantially all the shares of the Argentinian subsidiaries in respect of which the cash proceeds are distributed to Atalaya Luxco 2 and Atalaya Luxco 3; (iii) sale of the Atento Group whereby a portion of the price is allocated to the Argentinian subsidiaries and (iv) payment of dividends by the Argentinian subsidiaries.

The aforementioned instrument will be extinguished at the date on which the principal amount and interest pending payment show a zero balance (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVIs). Without prejudice to the above, the conditions of the CVIs stipulate that on October 12, 2022 the balance of this debt will be reduced to zero. Moreover, the principal amount pending payment must be reduced by the aggregate amount of any damages that may be incurred by the Argentinian subsidiaries as the result of incompliance with the clauses stipulated in the purchase contract between Bain Capital and Telefonica. The CVIs do not bear interest and are recognized at fair value. During the term of the CVIs, holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

Vendor Loan

•

With respect to the acquisition described in Notes 1 and 5 to the accompanying consolidated financial statements, the Company issued a euro-denominated Vendor Loan Note (Vendor Loan) to a Telefónica branch, amounting to the equivalent of approximately 143 million U.S. dollars. The Vendor Loan matures at December 12, 2022, and accrues an annual 5% of fixed interest, payable annually. Interest must be paid in cash if, and to the extent that: i) there is no ongoing default (or similar situation), or no default situation arises with respect to any Atento Group financing, in accordance with the Vendor Loan agreements, as a result of the payment of said interest or any distribution or payment made by a subsidiary to the Company so that it may make the interest payments; ii) the lender has received payments from its subsidiaries that correspond to the lesser of (A) the expenses incurred during the period of interest accrual with respect to the Atento Group transaction plus those management and advisory expenses paid to Bain Capital or (B) 45 million U.S. dollars (increased by the compounded 3% for each subsequent interest accrual period); and iii) the Atento Group can legally contribute funds to the Company. Any interest that is not paid in cash will be capitalized and added to the principal pending payment. In addition, after the sale of at least 66.66% of the business and assets of the Atento Group, the Company is obliged to use the funds received from said sale to repay the Vendor Loan, as established in points (i) and (iii) above.

The Vendor Loan has preferential collection rights over any claims for debt or equity held by shareholders of the Company and its subsidiaries; is pari passu with the debts incurred in the ordinary course of Company business; and is also subordinate to the remaining debts of the Company. The Vendor Loan includes certain restrictions relating to Atento Group payments to Bain Capital and associates which will become effective if the ratio of the Atento Group’s financial debt to EBITDA exceeds the 1.0 to 2.5 range.

The Vendor Loan does not include any other covenant or commitment. The Vendor Loan does not include the right to make any claims against Group companies (in the form of guarantees, interest, or other) or any non-payment event related to the Group’s operational entities. The Vendor Loan does not include any cross-default or cross-acceleration provisions.

The Company can fully or partially repay the loan, without incurring any premium or penalty, at any moment before the maturity date, provided that said payment includes accrued interest pending payment.

The carrying amount of the Vendor Loan approximately corresponds to its fair value.

The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

18) TRADE AND OTHER PAYABLES

Details of trade and other payables at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
Other payables	59	1,033
Deferred income	29	408

Total non-current	88	1,441

Suppliers	109,881	109,635
Advances	7,323	262
Suppliers of fixed assets	53,217	29,500
Personnel	123,839	124,795
Other payables	18,730	5,597
Deferred income	1,314	859

Total current	314,304	270,648

Total current and non-current	314,392	272,089

The carrying amount of trade and other payables is similar to the fair value, as the impact of discounting is not significant.

19) EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Share capital

At December 31, 2012 and 2013 share capital stood at 2,592,201 U.S. dollars, divided into 2,000,000 shares with a par value of 1 euro each, fully paid in.

All shares were subscribed by ATALAYA Luxco TOPCO, S.C.A.

The table below shows movements in share capital:

		U.S. Dollars
November 27 , 2012	Inception of the Company: 2,000,000 shares, each with par value 1 euro	2,592,201

Share capital at December 31, 2012 and 2013		2,592,201

Legal reserve

According to mercantile legislation in Luxembourg, Atalaya Luxco Midco, S.a.r.l. must transfer 5% of profits for the year to a legal reserve until the reserve reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2012 and 2013, no legal reserve had been established.

Retained earnings

Movements in retained earnings during 2012 and 2013 are as follows:

Thousands of U.S. dollars
Losses incurred in 2012	(56,620)
At December 31, 2012	(56,620)
Loss for 2013	(4,039)

At December 31, 2013	(60,659)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency to Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Valuation adjustments

Movements in valuation adjustments in 2012 and 2013 were as follows:

Thousands of U.S. dollars
At December 31, 2012	—
Cash flow hedges	1,627

At December 31, 2013	1,627

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follows:

	Thousands of U.S. dollars
	December 1 to December 31, 2012	For the year ended December 31, 2013
Profit before tax	(48,489)	4,307
Income tax applying the statutory tax rate	(10,183)	904
Permanent differences	7,733	17,291
Adjustments due to international tax rates	10,574	(9,866)
Other	8	17

Total income tax expense (income)	8,132	8,346

Permanent differences in 2012 are mainly due to provisions in Brazil and Mexico which are not deductible for tax purposes. Permanent differences in 2013 are mainly due to provisions in Brazil which are not deductible for tax purposes.

The breakdown of the Atento Group’s income tax expense is as follows:

	Thousands of U.S. dollars
	December 1 to December 31, 2012	For the year ended December 31, 2013
Current tax expense / (income)	3,209	23,953
Deferred tax	4,768	(11,372)
Adjustment to prior years	155	(4,235)

Total income tax expense (income)	8,132	8,346

The effective tax rate on Atento Group’s consolidated earnings in 2012 was (16.77%). This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. For these losses, Atento has not registered the corresponding deferred tax assets. Stripping out this effect, pre-tax profit would have stood at 26,101 thousand U.S. dollars, with an income tax expense of 8,121 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 31.11%, in line with the reasonable parameters for a similar group.

The effective tax rate on Atento Group’s consolidated earnings in 2013 was 193.79%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. Stripping out this effect, pre-tax profit would have stood at 111,272 thousand U.S. dollars, with an income tax expense of 33,378 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 30%, in line with the reasonable parameters for a similar group.

The years open for inspection by the tax authorities for the main taxes applicable vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. The directors of the Atento Group consider that no significant contingencies would arise from a review by the tax authorities of the operations in the years open to inspection, other than those described in Note 21.

b) Deferred tax assets and liabilities

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2012 and 2013 are as follows:

	Thousand U.S. dollars
	Balance at 12/01/2012	Results		Transfers	Translation differences	Balance at 12/31/2012
		Increases	Decreases
DEFERRED TAX ASSETS	189,209	16,410	(21,135)	7	5,802	190,293
Unused tax losses(*)	5,550	786	(1,807)	(152)	118	4,495
Unused tax credits	4,921	3,844	(8,577)	171	51	410
Deferred tax assets (temporary differences)	178,738	11,780	(10,751)	(12)	5,633	185,388

DEFERRED TAX LIABILITIES	(135,064)	(43)	(3)	(87)	(2,882)	(138,079)
Deferred tax liabilities (temporary differences)	(135,064)	(43)	(3)	(87)	(2,882)	(138,079)

(*)	Tax credits for loss carryforwards.

	Thousand U.S. dollars
	Balance at 12/31/2012	Results		Equity		Transfers	Translation differences	Balance at 12/31/2013
		Increases	Decreases	Increases	Decreases
DEFERRED TAX ASSETS	190,293	27,856	(17,207)	—	—	—	(21,003)	179,939
Unused tax losses(*)	4,495	18,584	(2,104)	—	—	—	339	21,314
Unused tax credits	410	7,467	(7,221)	—	—	—	(142)	514
Deferred tax assets (temporary differences)	185,388	1,805	(7,882)	—	—	—	(21,200)	158,111

DEFERRED TAX LIABILITIES	(138,079)	(458)	15,538	(3,001)	1	—	6,717	(119,282)
Deferred tax liabilities (temporary differences)	(138,079)	(458)	15,538	(3,001)	1	—	6,717	(119,282)

(*)	Tax credits for loss carryforwards.

As a result of the business combination described in note 5, the Company recognized deferred tax assets amounting to approximately 100 million U.S. dollars from existing Brazilian tax regulations which permit companies to deduct goodwill arising from business combinations. Such deferred tax asset amounted to 72 million U.S. dollars at December 31, 2013 (2012: 103 million U.S. dollars). The Company also considered this amount as part of the assets acquired in the business combination. The remaining amount relates to the differences in tax and accounting criteria for recognizing the Company’s provisions for risks. Additional deferred tax assets arising from the business combinations amounting to 31 million U.S. dollars were recorded due to the recognition of labor contingencies and others. The remaining amount relates to the differences in tax and accounting criteria for recognizing the Company’s provisions for risks.

As a result of the business combination described in note 5, the Company recognized deferred tax liabilities amounting to 129 million U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination, which amounted to 113 million U.S. dollars at December 31, 2013 (2012: 131 million U.S. dollars).

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

	Thousands of U.S. dollars
2012	2013	2014	2015	2016	2017	2018	Subsequent years	Total
Tax losses	1,760	2,735	—	—	—	—	—	4,495
Deductible temporary differences	66,566	23,394	20,562	20,552	20,552	—	33,762	185,388
Tax credits for deductions	410	—	—	—	—	—	—	410
Total deferred tax assets	68,736	26,129	20,562	20,552	20,552	—	33,762	190,293
Total deferred tax liabilities	2,103	1,252	806	676	602	574	132,066	138,079

	Thousands of U.S. dollars
2013	2014	2015	2016	2017	2018	2019	Subsequent years	Total
Tax losses	1,023	496	—	—	—	—	19,795	21,314
Deductible temporary differences	35,120	13,489	11,860	11,696	11,630	11,605	62,711	158,111
Tax credits for deductions	514	—	—	—	—	—	—	514
Total deferred tax assets	36,657	13,985	11,860	11,696	11,630	11,605	82,506	179,939
Total deferred tax liabilities	2,213	775	692	621	600	600	113,781	119,282

In addition, the Atento Group has not capitalized certain tax losses amounting to 71 million U.S. dollars generated by the holding companies in the one-month period ended December 31, 2012. These tax losses predate the tax consolidation described in section c).

The balance of deferred taxes related with items in other comprehensive income is as follows:

Thousands of U.S. dollars
2013
Cash flow hedges	(3,001)

c) Tax consolidation

Since January 1, 2013, certain Atento Group companies in Spain form part of consolidated tax group 230/13, paying income tax as part of that group. The following companies form part of the consolidated tax group:

Parent Company: Atento Spain Holdco S.L.U. (formerly Global Chaucer, S.L.U.) Subsidiaries:

•	Atento Teleservicios España, S.A.U.

•	Atento Servicios Técnicos y Consultoría, S.A.U.

•	Atento Impulsa, S.A.U.

•	Atento Servicios Auxiliares de Contact Center, S.A.U.

•	Atento Spain Holdco 5, S.L.U. (formerly Global Kiowa, S.L.U.)

•	Atento Spain Holdco 6, S.L.U. (formerly Global Benoni, S.L.U.)

•	Atento Spain Holdco 2, S.L.U. (formerly Global Laurentia, S.L.U.)

•	Atento Spain Holdco 4, S.A.U. (formerly BC Spain Holdco, S.A.U.)

•	Global Rossolimo, S.L.U.

Loss carryforwards recognized by the tax group in 2013 (corrected for any adjustments on tax consolidation), amounting to 58,195 thousand U.S. dollars, will be offset by future profits obtained by the consolidated group.

d) Public administrations

Details of receivables from public administrations and payables to public administrations at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
Receivables	2012	2013
Current
Indirect taxes	5,499	5,887
Other taxes	12,618	12,891
Income tax	9,536	12,962

Total	27,653	31,740

	Thousands of U.S. dollars
Payables	2012	2013
Non-current
Social security	—	1,949
Current
Indirect taxes	16,518	28,317
Other taxes	59,729	46,666
Income tax	18,688	7,582

Total	94,935	84,514

21) PROVISIONS AND CONTINGENCIES

Movements in provisions during 2012 and 2013 were as follows:

	Thousands of U.S. dollars
	12/01/2012	Allocation	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2012
Non-current
Provisions for liabilities	3,346	494	(494)	—	—	74,823	1,116	79,285
Provisions for taxes	4,849	6,217	(5,678)	—	—	—	44	5,432
Provisions for dismantling	15,004	1	—	—	—	—	458	15,463
Other provisions	355	—	—	—	—	—	6	361

Total non-current	23,554	6,712	(6,172)	—	—	74,823	1,624	100,541

Current
Provisions for liabilities	96,111	1,943	(932)	(1,628)	—	(74,823)	1,277	21,948
Provisions for taxes	916	(17)	—	27	—	—	12	938
Provisions for dismantling	29	—	—	—	—	—	—	29
Other provisions	4,802	1,449	(4,363)	50	—	—	41	1,979

Total current	101,858	3,375	(5,295)	(1,551)	—	(74,823)	1,330	24,894

	Thousands of U.S. dollars
	12/31/2012	Allocation	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2013
Non-current
Provisions for liabilities	79,285	7,638	(15,360)	—	—	11,669	(10,416)	72,816
Provisions for taxes	5,432	5,750	(313)	—	616	—	(1,194)	10,291
Provisions for dismantling	15,463	2,296	(149)	—	1	(135)	(2,008)	15,468
Other provisions	361	1	(396)	—	74	446	1	487

Total non-current	100,541	15,685	(16,218)	—	691	11,980	(13,617)	99,062

Current
Provisions for liabilities	21,948	3,476	(3,634)	(475)	—	(11,668)	(2,455)	7,192
Provisions for taxes	938	—	85	—	—	—	(85)	938
Provisions for dismantling	29	72	(28)	—	—	135	(1)	207
Other provisions	1,979	5,789	—	(1,300)	—	(446)	159	6,181

Total current	24,894	9,337	(3,577)	(1,775)	—	(11,979)	(2,382)	14,518

“Provisions for liabilities” primarily relates to provisions for legal claims underway in Brazil. As indicated in note 12 “Other financial assets”, Atento Brasil, S.A. has made payments in escrow related to legal claims with ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 48,770 thousands U.S. dollar and 48,690 thousands U.S. dollar at December 31, 2012 and 2013, respectively.

“Provisions for taxes” mainly relates to probable contingencies in Brazil in respect of social security payments, which could be subject to varying interpretations by the social security authorities concerned.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

At December 31, 2013, lawsuits still before the courts were as follows:

At December 31, 2013, Atento Brasil was involved in approximately 8,610 labor-related disputes, filed by Atento’s employees or ex-employees for various reasons, such as dismissal or differences over employment conditions in general. The total amount of these claims was 110,089 thousand U.S. dollars, of which 71,883 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable, 34,606 thousand U.S. dollars are classified as possible, and 3,600 thousand U.S. dollars are classified as remote. In connection with the Acquisition and following IFRS 3 the provision was increased by 69,657 thousand U.S. dollars to reflect not only claims classified as probable based on Company’s internal and external lawyers assessment but also the fair value of possible and remote claims at the Acquisition date based on the probability of loss evaluated on the basis of the statistical history of similar claims (contingent liabilities). In 2013 an additional provision of 11,114 thousand U.S. dollars was made. The Company’s directors and legal advisors consider that these amounts are sufficient to cover the probable risk of an outflow of funds in respect of the disputes.

Moreover, Atento Brasil, S.A. has 17 civil lawsuits ongoing for various reasons (20 in 2012). The total amount of these claims is approximately 1,061 thousand U.S. dollars (7,002 thousand U.S. dollars at December 31, 2012). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at December 31, 2013 Atento Brasil, S.A. has 33 contentious proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (28 in 2012). The total amount of these claims is approximately 47,532 thousand U.S. dollars (39,127 thousand U.S. dollars at December 31, 2012). According to the Company’s external attorneys, materialization of the risk event is possible.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 8,535 thousand U.S. dollars.

At December 31, 2013 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities in the amount of 9,473 thousand U.S. dollars (9,946 thousand U.S. dollars in 2012). According to the Company’s external attorneys, materialization of the risk event is possible.

At December 31, 2013 Atento Teleservicios España S.A.U. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,251 thousand U.S. dollars (2,272 thousand U.S. dollars in 2012). According to the Company’s external lawyers, materialization of the risk event is possible.

At December 31, 2013 Atento México S.A. de C.V. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 4,823 thousand U.S. dollars (4,264 thousand U.S. dollars in 2012). According to the Company’s external lawyers, materialization of the risk event is possible.

22) REVENUE AND EXPENSE

a) Revenue

The breakdown of revenue at the Atento Group for the one-month period ended December 31, 2012 and the year ended December 31, 2013 is as follows:

	Thousands of U.S. dollars
	2012	2013
Revenue
Services rendered	190,875	2,341,115

Total	190,875	2,341,115

b) Other operating income

Details of other operating income recognized in the consolidated income statement for the one-month period ended December 31, 2012 and the year ended December 31, 2013 are as follows:

	Thousands of U.S. dollars
	2012	2013
Other operating income
Other operating income	920	2,587
Operating grants	809	1,698
Income for indemnities and other non-recurring income	55	57
Gains on disposal of non-current assets	30	25

Total	1,814	4,367

c) Supplies

Details of amounts recognized under “Supplies” during the one-month period ended December 31, 2012 and the year ended December 31, 2013 are as follows:

	Thousands of U.S. dollars
	2012	2013
Other supplies
Subcontracted services	2,257	13,094
Infrastructure leases (Note 10)	351	2,279
Purchase of materials	229	570
Communications	955	65,520
Other	4,575	33,877

Total	8,367	115,340

d) Employee benefit expense

Details of amounts recognized under “Employee benefit expense” during the one-month period ended December 31, 2012 and the year ended December 31, 2013 are as follows:

	Thousands of U.S. dollars
	2012	2013
Employee benefit expense
Salaries and wages	86,423	1,297,424
Social security	11,448	159,109
Supplementary pension contributions	336	705
Termination benefits	2,850	80,824
Other welfare costs	25,650	105,435

Total	126,707	1,643,497

The average headcount in the Atento Group in 2012 and 2013 and the breakdown by countries are as follows:

	Average headcount
	2012	2013
Brazil	84,031	86,414
Central America	3,758	4,051
Chile	4,056	3,883
Colombia	4,895	5,400
Spain	14,585	13,904
Morocco	2,032	1,544
Mexico	18,861	18,823
Peru	10,109	10,561
Puerto Rico	797	763
United States	377	405
Czech Republic	791	933
Argentina and Uruguay	9,346	9,151

Total	153,638	155,832

e) Depreciation and amortization

The depreciation and amortization charges recognized in the consolidated income statements for the one-month period ended December 31, 2012 and the year ended December 31, 2013 are as follows:

	Thousands of U.S. dollars
	2012	2013
Intangible assets (Note 6)	2,428	70,680
Property, plant and equipment (Note 9)	5,072	58,295

Total	7,500	128,975

f) Other operating expenses

The breakdown of “Other operating expenses” in the consolidated income statements for the the one-month period ended December 31, 2012 and the year ended December 31, 2013 are as follows:

	Thousands of U.S. dollars
	2012	2013
Other operating expenses
External services provided by other companies	89,932	339,817
Losses on disposal of fixed assets	(324)	1,160
Taxes other than income tax	—	14,497
Other ordinary management expenses	5,743	196

Total	95,351	355,670

Details of “External services provided by other companies” under “Other operating expenses” are as follows:

	Thousands of U.S. dollars
	2012	2013
External services provided by other companies
Leases (Note 10)	11,231	118,335
Installation and maintenance	4,791	44,688
Lawyers and law firms	2,055	12,264
Tax advisory services	263	329
Consultants	11,780	36,255
Audits and other related services	4,106	2,740
Studies and work performed	106	1,497
Other external professional services	43,878	45,044
Publicity, advertising and public relations	299	7,753
Insurance premiums	175	1,998
Travel expenses	1,539	13,984
Utilities	3,548	35,627
Banking and similar services	352	625
Other	5,809	18,678

TOTAL	89,932	339,817

The amounts recognized under “Consultants” and “Other external professional services” in the one-month period ended December 31, 2012 and the year ended December 31, 2013 primarily relate to expenses incurred on the acquisition of the Atento Group from Telefónica, S.A. and other integration related costs.

g) Finance income and costs

The breakdown of “Finance income” and “Finance cost” in the consolidated income statement for the one-month period ended December 31, 2012, and the year ended December 31, 2013 is as follows:

	Thousands of U.S. dollars
	2012	2013
Finance income
Interest received from third parties	2,595	10,832
Gains in the fair value of financial instruments	—	6,934
Gains on the disposal of financial assets	—	27

Total finance income	2,595	17,793

Finance cost
Interest paid to Group companies (Note 26)	(1,934)	(25,652)
Interest paid to third parties	(6,728)	(90,820)
Discount to present value of provisions and other liabilities	(1)	(1,215)
Losses on the disposal of financial assets	—	(161)
Loss in the fair value of financial instruments	—	(17,226)

Total finance cost	(8,663)	(135,074)

The breakdown of “Foreign Exchange gains” and “Foreign Exchange losses” is shown in the table below:

Thousands of U.S. dollars	2012
	Exchange gains	Exchange losses	Net
Foreign Exchange gains/(losses)
Loans and receivables	19	(940)
Other financial transactions	2,926	(2,892)
Current transactions	2,303	(1,392)

Total	5,248	(5,224)	24

Thousands of U.S. dollars	2013
	Exchange gains	Exchange losses	Net
Foreign Exchange gains/(losses)
Loans and receivables	23,781	(10,842)
Other financial transactions	1,329	(519)
Current transactions	24,982	(22,117)

Total	50,092	(33,478)	16,614

23) FINANCIAL INFORMATION BY SEGMENTS

The CEO is the chief operating decision maker (“CODM”). Management has determined operational segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and appraising performances. The results measurement used by the CEO to appraise the performance of the Atento Group’s segments is earnings before interest, taxes and depreciation and amortization (“EBITDA”) and Adjusted EBITDA (as defined below).

The CEO considers business from the geographic perspective in the following areas:

•	EMEA, which combines the activities carried out regionally in Spain, Morocco and the Czech Republic.

•	The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.

•	Brazil, which is managed separately in view of its different language and importance.

Inter-segment transactions are carried out at market prices.

The Atento Group uses EBITDA and Adjusted EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees and other items which are not related to our core operating results.

EBITDA and Adjusted EBITDA are a commonly reported measure and is widely used among analysts, investors and other interested parties in the Atento Group’s industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and Adjusted EBITDA should not be considered as an alternative to profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flows from operating activities as a measurement of our liquidity.

The major data for these segments in the one-month period ended December 31, 2012 were as follows:

	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	8,809	31,540	57,411	—	97,760
Sales to Telefónica Group customers	21,792	32,476	38,847	—	93,115
Intragroup sales	73	60	—	(133)	—
Other operating income and expense	(26,235)	(49,584)	(80,541)	(69,459)	(225,819)
EBITDA	4,439	14,492	15,717	(69,592)	(34,944)
Depreciation and amortization	(1,287)	(2,750)	(3,375)	(88)	(7,500)
Operating income	3,152	11,742	12,342	(69,680)	(42,444)
Financial results	(818)	(2,660)	(2,564)	(2)	(6,044)
Income tax	(645)	(241)	27,478	(34,724)	(8,132)
Profit/(loss) for the period	1,689	8,841	37,256	(104,406)	(56,620)
EBITDA	4,439	14,492	15,717	(69,592)	(34,944)
Acquisition and integration costs	—	—	—	62,395	62,395
Restructuring costs	—	4,661	—	—	4,661
Site relocation costs	—	—	709	—	709
Other	(578)	—	—	(10)	(588)
Adjusted EBITDA	3,861	19,153	16,426	(7,207)	32,233
Capital expenditure	3,954	12,318	10,288	1,811	28,371
Fixed assets	148,657	353,323	426,846	4,007	932,833
Allocated assets	542,536	733,245	918,481	(233,300)	1,960,962
Allocated liabilities	362,123	436,595	793,503	401,454	1,993,675

The major data for these segments in the year ended December 31, 2013 were as follows:

	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	119,515	401,979	683,110	—	1,204,604
Sales to Telefónica Group customers	243,264	370,225	523,022	—	1,136,511
Intragroup sales	278	499	—	(777)	—
Other operating income and expense	(338,802)	(657,436)	(1,055,441)	(55,487)	(2,107,166)
EBITDA	24,255	115,267	150,691	(56,264)	233,949
Depreciation and amortization	(24,398)	(47,695)	(55,886)	(996)	(128,975)
Operating income	(143)	67,572	94,805	(57,260)	104,974
Financial results	(18,358)	(3,891)	(43,913)	(34,505)	(100,667)
Income tax	7,770	(19,305)	(17,710)	20,899	(8,346)
Profit/(loss) for the year	(10,731)	44,376	33,182	(70,866)	(4,039)

EBITDA	24,255	115,267	150,691	(56,264)	233,949
Acquisition and integration costs	585	618	5,992	22,068	29,263
Restructuring costs	1,890	2,506	—	8,453	12,849
Sponsor management fees	—	—	—	9,130	9,130
Site relocation costs	—	—	1,845	—	1,845
Financing fees	—	—	561	5,543	6,104
Other	—	—	2,005	—	2,005
Adjusted EBITDA	26,730	118,391	161,094	(11,070)	295,145

Capital expenditure	7,180	31,812	63,241	796	103,029
Fixed assets	136,916	303,329	377,933	3,941	822,119
Allocated assets	535,645	694,391	853,018	(240,874)	1,842,180
Allocated liabilities	361,576	398,067	661,039	555,464	1,976,146

“Other and eliminations” includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U., Atento Spain Holdco 6, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

The breakdown of sales to non-Group customers by the main countries where the Atento Group operates is as follows:

	Thousands of U.S. dollars
Country	2012	2013
Spain	27,515	327,351
Morocco	2,099	20,863
Czech Republic	999	14,565

EMEA	30,613	362,779

Argentina	19,211	198,710
Chile	4,897	68,454
Colombia	5,015	65,738
El Salvador	1,266	12,753
United States	1,416	20,142
Guatemala	1,073	14,405
Mexico	20,749	265,198
Peru	8,301	102,168
Puerto Rico	1,350	14,898
Uruguay	716	9,565
Panama	10	173

Americas	64,004	772,204

Brazil	96,258	1,206,132
Total sales to non-Group customers	190,875	2,341,115

As stated in Note 5, the Atento Group signed a framework contract with Telefónica that expires in December 31, 2021. In 2013, approximately 48.5% of service revenues were generated from business with Telefónica Group companies (48.8% in 2012).

As stated in Note 9, property, plant and equipment located outside Spain total 208,226 thousand U.S. dollars (197,131 thousand U.S. dollars at December 31, 2012) and are primarily on site in Mexico and Brazil, totaling 24,934 thousand U.S. dollars and 137,161 thousand U.S. dollars respectively at December 31, 2013 (23,633 thousand U.S. dollars and 130,069 thousand U.S. dollars respectively at December 31, 2012).

24) RESULTS PER SHARE

Basic results per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods.

	2012	2013
Result attributable to equity holders of the Company
Net loss for the period/year (thousands of U.S. dollars)	(56,620)	(4,039)
Weighted average number of ordinary shares	2,000,000	2,000,000

Results per share (U.S. dollar)	(28.31)	(2.02)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the hypothetical conversion of all potentially dilutive ordinary shares. The Company has no potentially dilutive ordinary shares, and thus there is no difference between basic results per share and diluted results per share.

25) COMMITMENTS

a) Guarantees and commitments

At December 31, 2012 and 2013 the Atento Group had issued various guarantees and commitments to third parties amounting to 150,835 thousand U.S. dollars and 233,413 thousand U.S. dollars respectively.

The transactions guaranteed and their respective amounts at December 31, 2012 and 2013 are as follows:

	Thousands of U.S. dollars
	12/31/2012	12/31/2013
Guarantees
Financial, labor-related, tax and rental transactions	94,824	97,431
Contractual obligations	55,968	135,830
Other	43	152

Total	150,835	233,413

The Company’s directors consider that no liabilities will arise from these guarantees in addition to those already recognized.

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by their purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the bulk of the remaining guarantees relates to tax and labor-related procedures.

b) Other financial commitments

As described in Note 17, on November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued debentures in Brazil, subscribed by institutional investors and assumed by Bain. This long-term financial commitment matures in 2019.

In addition, on December 26, 2012 a trust agreement was signed between Atento Brasil, S.A. BC Brazilco Participações, S.A. and Banco BTG Pactual, S/A (as the depository bank) in order to guarantee this debenture issue.

As a result of the bonds issue by Atento Luxco 1, S.A. (formerly BC Luxco 1, S.A.) and the arrangement of the Super Senior Revolving Credit Facilities Agreement described in Note 17, in April and May 2013 the following financial documents adherence and guarantee agreements were signed, inter alia:

1. Adherence to financial documents by Atento Atención y Servicios S.A. de C.V., Atento Impulsa, S.A.U., Atento Servicios Técnicos y Consultoría, S.A.U., Atento Servicios Auxiliares de Contact Center S.A.U., Atento Colombia S.A., Teleatento del Perú S.A.C., and Atento Holding Chile, S.A. as Post Closing Guarantors.

2. Pledge of shares in Atento Group companies guaranteeing the financial loans, including Atento Mexicana, S.A. de C.V., Atento Servicios, S.A. de C.V. and Atento Teleservicios España, S.A.U. as “Initial Guarantors”, as well as Atento Atención y Servicios S.A. de C.V., Atento Impulsa, S.L.U., Atento Servicios Técnicos y Consultoría, S.L.U., Atento Servicios Auxiliares de Contact Center, S.L.U., Atento Colombia S.A., Teleatento del Peru S.A.C. and Atento Holding Chile, S.A. as “Post-Closing Guarantors”.

3. Pledge on the current accounts of Atento Teleservicios España, S.A.U., Atento Servicios Técnicos y Consultoría, S.A.U., Atento Impulsa, S.A.U., and Atento Servicios Auxiliares de Contact Center, S.A.U. Current accounts of these subsidiaries amount to 24,409 thousand U.S. dollars at December 31, 2013.

Lastly, on April 29, 2013 Atento Mexico Holdco S.R.L. de C.V. and Atento Mexicana S.A. de C.V. entered into a trust agreement with CITIBANK N.A. London as bond underwriter for the loan contract, and as bond coverage guarantor.

c) Operating leases

The breakdown of total minimum future lease payments under non-cancellable operating leases is as follows:

	Thousands of U.S. dollars
	2012	2013
Up to 1 year	99,149	90,930
Between 1 and 5 years	166,288	170,692
More than 5 years	41,060	33,116

Total	306,497	294,738

Total operating lease expenses recognized in the consolidated income statement for the year ended December 31, 2013 amount to 2,279 thousand U.S. dollars (351 thousand U.S. dollars in 2012) under “Infrastructure leases” (see Note 22 c) and 118,335 thousand U.S. dollars (11,231 thousand U.S. dollars in 2012) under “External services provided by other companies” (see Note 22 f).

No contingent payments on operating leases were recognized in the consolidated income statements for the one-month period ended December 31, 2012 and the year ended December 31, 2013.

The operating leases where Atento Group acts as lessee are mainly on premises used as call centers. These leases have various termination dates, with the latest in 2023.

At December 31, 2013 the payment commitment for the early cancellation of these leases amounts to 147,914 thousand U.S. dollars (185,394 thousand U.S. dollars in 2012).

26) RELATED PARTIES

Directors

The directors of the Company at the date on which the financial statements were prepared are Melissa Bethell, Aibhe Jennings, Aurelien Vasseur and Jay Corrigan.

The directors currently serving on the Board of the Company received no remuneration whatsoever for their functions as directors in 2013.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in 2012 and 2013 are as follows:

2012

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodriguez Sedano	Chief Legal and Compliance Officer
José Ignacio Cebollero Bueno	Director of Human Resources
Miguel Matey Marañón	Regional Director—North America
Juan Enrique Gamé	Regional Director—South America
Nelson Armbrust	Regional Director—Brazil
Diego López San Román	Director of Sales and Business Development
Mariano Castaños Zemborain	Regional Director—EMEA

2013

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodriguez Sedano	Chief Legal and Compliance Officer
Diego Lopez San Román*	Director of Business Development
Juan Enrique Gamé	Regional Director—South America
Mariano Castaños Zemborain	Regional Director—EMEA
Nelson Armbrust	Regional Director—Brazil
Miguel Matey Marañón	Regional Director—North America and Mexico
Mauricio Montilha Teles	Chief Financial Officer
José Ignacio Cebollero Bueno	Director of Human Resources
John Robson	Director of Global Technology

(*)	Until December 15, 2013.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in 2012 and 2013:

	Thousands of U.S. dollars
	2012(*)	2013
Total remuneration paid to key management personnel	374	8,303

(*)	As described in Note 1, 2012 is not a complete year

The breakdown of the remuneration shown above is as follows:

Thousands of U.S. dollars
12/31/2013
Salaries and variable remuneration	7,896
Salaries	3,401
Variable remuneration	1,365
Other remuneration related to Management Incentive Program	3,130
Payment in kind	407
Medical insurance	70
Life insurance premiums	17
Other	320

Total	8,303

In July 2013, the Shareholders of Atento Group implemented a Management Incentive Plan (the “MIP”) pursuant to which certain of the Group’s senior management are granted the opportunity to invest in the Group. The eligibility of managers to participate is determined by the remuneration committee of the company.

Managers who participate in the MIP are required to subscribe for various classes of shares in a Luxembourg special purpose vehicle that is indirectly invested in Atalaya Luxco Topco S.C.A (“Topco”), the ultimate parent company of the Group. The shares held by each MIP participant fall into two categories: ‘co-investment shares’ and ‘performance shares’.

The co-investment shares effectively allow managers to participate in dividends and other distributions on a pro rata and pari passu basis with Topco’s other shareholders. The performance shares only participate in dividends and other distributions if Topco’s majority shareholder achieves certain specified returns on its investment in Topco, with the performance shares being entitled to receive a progressively larger share of all dividends and other distributions (up to a pre-determined maximum percentage) as the total proceeds received by Topco’s majority shareholder reach certain pre-agreed hurdles.

MIP participants are only entitled to hold shares for so long as they are employed by a member of the Group. In the event that a MIP participant’s employment is terminated, his/her shares can be bought back at a pre-specified price that is linked to the circumstances surrounding the termination of the relevant manager’s employment and the length of time that such manager has held his/her shares.

In connection with the MIP, the participants were granted with an amount in cash exclusively with the objective of acquiring the shares described above which has been accounted for as a compensation expense in 2013. The Board of Directors does not expect in the future any significant impact in the financial statements as a consequence of this Program.

In addition to the amounts disclosed above, in 2013 a total of 1,430 thousand U.S. dollars was paid to key management personnel as severance payment.

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to €3.0 million (4.1 million U.S. dollars) to Atalaya Management Luxco Investment for the purpose of acquiring an immaterial ownership interest in a related party. As of December 31, 2013, the management loan had an outstanding balance of 2,423 thousand U.S. dollars which is included in other non-current receivables (See Note 12) on the statement of financial position. The loan accrues interest at a rate of 6% per annum, matures on July 18, 2023 and was capitalized in full in April 2014.

Balances and transactions with the Sole Shareholder and other related parties

The table below sets out balances and transactions with ATALAYA Luxco TOPCO, S.C.A, in 2012 and 2013 (in thousand U.S. dollars):

	12/31/2012	12/31/2013
Non-current payables to Group companies	471,624	519,607
Atalaya Luxco Topco, S.C.A.	471,624	519,607

Current payables to Group companies	38	—
Atalaya Luxco Topco, S.C.A.	38	—

Atalaya Luxco Topco, S.C.A payables are composed of the following: (i) three series of Preferred Equity Certificates (PECs, ALPECs and PPPECs) issued by the Atalaya Luxco Topco Company and subscribed by the Company, totaling 517.4 million U.S. dollars at December 31, 2013 (469.7 million U.S. dollars in 2012); (ii) interest accruing pending payment in the amount of 2.2 million U.S. dollars at December 31, 2013 (1.9 million U.S. dollars in 2012).

The outlay for interest on these debts in 2013 was 25.7 million U.S. dollars (1.9 million U.S. dollars in 2012).

Preferred Equity Certificates

On December 3, 2012 the Company authorized issuance of the following Preferred Equity Certificates (PECs):

•	Series 1: 50,000,000,000 PECs with a par value of 0.01 euro each. These PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest of 8.0309%. At December 31, 2012 and 2013 the Company had issued 23,580,000,000 Series 1 PECs for an aggregate amount of 311,114 and 325,192 thousand U.S. dollars, respectively. The interest capitalized in 2013 totaled 26,100 thousand U.S. dollars (equivalent to 26,479 thousand U.S. dollars at December 31, 2013). The interest accruing at December 31, 2013 totaled 2,197 thousand U.S. dollars.

•	Series 2: 200,000 PECs with a par value of 0.01 euro each. These PECs mature after 30 years, but may be withdrawn prior to this in certain scenarios.

The yield equals to the profit recognized for Luxembourg generally accepted accounting practice in connection with the “Specified Assets” (meaning the investment of the Company in the Luxco 1 Series 2 PECs, as defined in the terms and conditions of the Series 2 PECs) and not previously taken into account, less any loss recognized for Luxembourg generally accepted accounting practice in connection with the Specified Assets for a previous “Accrual Period” (as defined in the terms and conditions of the Series 2 PECs), less a proportional amount of any direct expense (including overhead expenses) borne by the Company during the Accrual Period in relation to the Specified Assets and less the losses of the Company in relation to the Specified Assets during the Accrual Period, including any such losses carried forward from previous Accrual Periods, such amount then divided by the number of Series 2 PECs in issue at any time in that period.

At December 31, 2012 and 2013 the Company had issued 200,000 Series 2 PECs for an aggregate amount of 3 thousand U.S. dollar.

•

Series 3: 25,000,000,000 PECs with a par value of 0.01 euro each. These PECs mature after 60 years, but may be withdrawn prior to this in certain scenarios. The yield equals to the “Specified Income” (meaning the sum of all income and capital gains derived by the Company from the Eligible Assets less losses of the Company carried forward less all other expenses of the Company connected to the investment in the Eligible Assets, as defined in the terms and conditions of the Series 3 PECs) for each accounting period comprised in such “Accrual Period” (as defined in the terms and conditions of the Series 3 PECs) divided by 365 (or if a leap year, 366) and, respectively in the case of each such number so ascertained, multiplied by the number of days of each such accounting period that comprised that Accrual Period, then divided by the number of Series 3 PECs in issue. At December 31, 2013 the Company had issued 12,017,800,000 Series 3 PECs for an aggregate amount of 165,737 thousand U.S. dollars.

The PECs are classified as subordinated debt with respect to the Company’s other present and future obligations.

The table below provides a summary of PECs and their movements in 2013:

		Thousands of U.S. dollars
PEC	Maturity	12/31/2012	Interest capitalized	Translation differences	12/31/2013
Series 1 PECs	2042	311,114	26,100	14,456	351,670
Series 2 PECs	2042	3	—	—	3
Series 3 PECs	2072	158,563	—	7,174	165,737

Total		469,680	26,100	21,630	517,410

Given the specific features and conditions of these instruments and their recent date of issuance, the PECs’s book value approximates to their fair value, which fair value hierarchy is level 3.

Transactions with Bain Capital

A number of Group companies receive consultancy services and other services from companies related to Bain Capital Partners LLC. The services are provided under market conditions. Transactions with Bain Capital Partners in 2013 amounted to 12,060 thousand U.S. dollars and principally relate to transaction fees in connection with the bond issuance and services provided under the consulting services agreement entered to with the Company (20,255 thousand U.S. dollars in 2012 principally related to transactions fees in connection with the Acquisition.)

27) OTHER INFORMATION

a) Auditors’ fees

The fees paid to the various member firms of the Ernst & Young international organization, of which Ernst & Young, S.L., auditors of the Atento Group in 2012 and 2013, amounted to a 1,320 thousand U.S. dollars and 1,836 thousand U.S. dollars respectively.

Details of these amounts are as follows:

	Thousands of U.S. dollars
	2012	2013
Audit fees
Audit services	1,320	1,836

Total	1,320	1,836

These fees include amounts paid in respect of fully consolidated Atento Group companies.

b) Restricted net assets

Certain of our consolidated subsidiaries are restricted from remitting certain funds to us including paying certain dividends, purchasing or redeeming capital stock, making certain payments on subordinated debt from our current indenture agreements and as a result of a variety of regulations, contractual or statutory requirements.

Our ability to distribute funds is limited by the indenture governing, our Senior Secure Notes, the Brazilian Debentures, the VLN and our CVIs and may be further restricted by the terms of any of our future debt or preferred equity. Restricted payments are generally limited by compliance with leverage ratios, fixed charge coverage ratios and permitted payment baskets. The Company may in the future require additional cash resources from the subsidiaries due to changes in business conditions or merely to declare and pay dividends to make distributions to shareholders.

The separate condensed financial statements of the Company are presented below:

ATALAYA LUXCO MIDCO, S.A.R.L

CONDENSED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. Dollars)

	December 31, 2012	December 31, 2013
ASSETS
Investments in affiliates	2,562	2,562
Loans to affiliates	616,643	666,062
Other assets	—	4
Cash and cash equivalents	278	227

TOTAL ASSETS	619,483	668,855

LIABILITIES AND EQUITY
Borrowings	616,758	519,607
Other debt	—	151,701
Accounts payable and other liabilities	451	523

TOTAL LIABILITIES	617,209	671,831

Share capital	2,592	2,592
Retained earnings	(317)	(5,359)
Translation differences	4	(204)
Other reserves	(5)	(5)

TOTAL SHAREHOLDERS EQUITY	2,274	(2,976)

TOTAL LIABILITIES AND EQUITY	619,483	668,855

ATALAYA LUXCO MIDCO, S.A.R.L

CONDENSED INCOME STATEMENTS

(In thousands of U.S. Dollars)

	December 1 to December 31, 2012	Fort the year ended December 31, 2013
Revenue	—	—
Other operating expenses	(47)	(104)
Finance income	2,063	28,021
Finance expense	(2,330)	(32,954)
Net finance expense	(267)	(4,933)

(LOSS) BEFORE TAX	(314)	(5,037)

Income tax expense	(3)	(5)

LOSS FOR THE PERIOD	(317)	(5,042)

ATALAYA LUXCO MIDCO, S.A.R.L

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Thousands of US Dollars)

	December 1 to December 31, 2012	For the year ended December 31, 2013
Loss for the period/year	(317)	(5,042)

Other comprehensive income/(loss)
Translation differences	4	(214)
Other	(5)	—

Other comprehensive income/(loss), net of taxes	(1)	(214)

Total consolidated comprehensive loss	(318)	(5,256)

ATALAYA LUXCO MIDCO, S.A.R.L

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. Dollars)

	December 1 to December 31, 2012	For the year ended December 31, 2013
Loss before tax	(314)	(5,037)
Adjustments to loss:
Net finance expense	267	4,933
Change in accounts receivable	—	(4)
Change in accounts payable	451	72
Interest paid	(2,330)	(32,954)
Interest received	2,063	28,021
Net cash flows from/(used in) operating activities	137	(4,970)
Investment in affiliates	(2,562)	—
Loans to affiliates	(616,643)	(49,419)
Net cash flows from/(used in) investing activities	(619,205)	(49,419)
Proceeds from issue of equity instruments	2,592	—
Proceeds/(payments) from borrowings	616,758	(97,151)
Proceeds from other debt	—	151,701
Net cash flows from/(used in) financing activities	619,350	54,550
Exchange differences	(4)	(212)
Net increase in cash and cash equivalents	278	(51)

Cash and cash equivalents at beginning of period	—	278

Cash and cash equivalents at end of period	278	227

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of preparation

The presentation of the Company’s stand-alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the

Company records its investment in subsidiaries under the cost method of accounting. Such investments are presented on the statements of financial position as ‘‘Investment in affiliates’’ at cost less any identified impairment loss.

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

Reconciliation (in thousands of U.S. dollar)

IFRS Profit/(loss) reconciliation	December 1 to December 31, 2012	For the year ended December 31, 2013
Company IFRS profit/(loss) for the period	(317)	(5,042)
Additional profit/(loss) if subsidiaries had been accounted for using the equity method	(56,303)	1,003

Consolidated IFRS profit/(loss) for the period	(56,620)	(4,039)

IFRS Equity reconciliation	December 1 to December 31, 2012	For the year ended December 31, 2013
Parent shareholders’ equity	2,274	(2,976)
Additional equity if subsidiaries had been accounted for using the equity method	(34,987)	(130,990)

Consolidated IFRS shareholders’ equity	(32,713)	(133,966)

28) EVENTS AFTER THE REPORTING PERIOD

The Atento Group has evaluated subsequent events through April 29, 2014, the date these consolidated financial statements were available to be issued and have not identified subsequent events that affect the Atento Group’s consolidated financial statements at December 31, 2013.

At February 3, 2014, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) granted a credit facility to the subsidiary Atento Brasil S.A for BRL 300 million (equivalent to 124 million U.S. dollars). Once the debtor met certain requirements in the signed contract the loan automatically became available for the debtor. On March 27, 2014 and April 16, 2014, BNDES disbursed BRL 56.6 million (24.8 million U.S. dollars) and BRL 23.7 million (10.6 million U.S. dollars) portions respectively of the total facility, accounting for 26.8% of total credit line.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Sole Shareholder of Atalaya Luxco Midco S.à.r.l.

We have audited the accompanying combined carve-out statements of financial position of Atalaya Luxco Midco Predecessor (the “Predecessor”), as defined in Notes 1 and 2 of the accompanying combined carve-out financial statements, as of December 31, 2011 and November 30, 2012, and the related combined carve-out statements of income, comprehensive income, invested equity, and cash flows for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012. These combined carve-out financial statements are the responsibility of Atalaya Luxco Midco S.à.r.l.’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined carve-out financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of the Predecessor at December 31, 2011 and November 30, 2012, and the combined carve-out results of their operations and their cash flows for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We draw attention to the fact that, as described in Note 2 (Basis of preparation), the Predecessor has not operated as a separate legal entity. These combined carve-out financial statements are, therefore, not necessarily indicative of results that would have occurred if the Predecessor had been a separate standalone entity during the years presented or of the future results of the Predecessor.

Ernst & Young, S.L.

/s/ Carlos Hidalgo Andres

Carlos Hidalgo Andrés

Madrid, Spain

April 30, 2014

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

		As of January 1, 2011	As of December 31, 2011	As of November 30, 2012
	Notes
ASSETS
NON-CURRENT ASSETS		590,216	613,575	587,416

Intangible assets	(Note 6)	107,533	101,718	82,932
Goodwill	(Note 7)	171,917	189,071	179,322
Property, plant and equipment	(Note 8)	187,137	208,396	209,971
Non-current financial assets	(Note 9)	54,691	51,752	56,367
Deferred tax assets	(Note 18)	68,938	62,638	58,824
CURRENT ASSETS		562,312	611,026	676,355

Trade and other receivables	(Note 10)	416,812	484,934	546,310
Current income tax receivables	(Note 18)	2,581	7,997	34,557
Current tax receivables	(Note 18)	13,319	11,587	9,630
Current financial assets	(Note 9)	56,520	24,575	36,240
Other assets		3	28	—
Cash and cash equivalents	(Note 11)	73,076	81,905	49,618
TOTAL ASSETS		1,152,527	1,224,601	1,263,771

EQUITY AND LIABILITIES
INVESTED EQUITY		658,132	631,225	670,067

Total net parent investment	(Note 2)	644,460	616,667	670,067
Non-controlling interests	(Note 16)	13,672	14,558	—
NON-CURRENT LIABILITIES		55,439	160,233	139,023

Deferred tax liabilities	(Note 18)	42,528	45,397	39,965
Interest-bearing debt	(Note 5,12,13)	471	102,220	75,426
Non-current provisions	(Note 17)	9,982	12,518	23,555
Other non-trade payables	(Note 14)	2,458	98	77
CURRENT LIABILITIES		438,956	433,143	454,681

Interest-bearing debt	(Note 5,12,13)	33,932	24,740	13,017
Trade payables	(Note 15)	65,678	103,174	103,826
Income tax payables	(Note 18)	8,563	11,234	47,396
Current tax payables	(Note 18)	97,195	87,998	76,362
Current provisions	(Note 17)	12,922	24,077	29,442
Other non-trade payables	(Note 14)	220,666	181,920	184,638

TOTAL EQUITY AND LIABILITIES		1,152,527	1,224,601	1,263,771

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT INCOME STATEMENTS

(In thousands of U.S. dollars)

		For the year ended December 31,	January 1 to November 30,
	Notes	2011	2012
Revenue	(Note 19a)	2,417,286	2,125,928
Other operating income	(Note 19b)	7,221	1,857
Supplies	(Note 19c)	(129,845)	(105,508)
Employee benefits expense	(Note 19d)	(1,701,918)	(1,482,842)
Depreciation and amortization	(Note 19f)	(78,503)	(78,148)
Changes in trade provisions	(Note 10)	(2,690)	(13,945)
Other operating expenses	(Note 19g)	(356,001)	(283,577)

OPERATING PROFIT		155,550	163,765

Finance income	(Note 19h)	10,931	11,581
Finance costs	(Note 19h)	(19,193)	(23,508)
Net foreign exchange loss		(2,820)	(976)

NET FINANCE EXPENSE	(Note 19h)	(11,082)	(12,903)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		144,468	150,862

Income tax expense	(Note 18)	54,856	60,706

PROFIT FOR THE PERIOD (from continuing operations)		89,612	90,156

Profit after tax for the year from discontinued operations	(Note 21)	722	0

PROFIT FOR THE PERIOD		90,334	90,156

Profit attributable to:
Net parent investment		87,937	89,749
Non-controlling interests	(Note 16)	2,397	407

Basic and diluted earnings per share attributable to equity holders of the parent (U.S. dollars)		N/A	N/A

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31	January 1 to November 30
	2011	2012
Profit for the period	90,334	90,156
Other comprehensive income
Items that will not be reclassified to profit or loss	—	—

Items that may be subsequently reclassified to profit or loss
(Losses)/ gains on cash flow hedges	(418)	(2,560)
Tax effect	125	768
Currency translation differences	(47,638)	(4,629)

	(47,931)	(6,421)

Total comprehensive income for the period	42,403	83,735

Attributable to:
Net parent investment	41,517	82,251
Non-controlling interests	886	1,484

Total comprehensive income for the period	42,403	83,735

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN INVESTED EQUITY

(In thousands of U.S. dollars)

	Net parent investment	Hedges	Currency translation differences	Total net parent investment	Non-controlling interests (Note 16)	Total invested equity
Balance at December 31, 2010 (Note 2)	587,383	1,483	55,594	644,460	13,672	658,132

Profit for the period	87,937	—	—	87,937	2,397	90,334
Other comprehensive income for the period	—	(293)	—	(293)	—	(293)
Translation differences	—	—	(46,127)	(46,127)	(1,511)	(47,638)

Total comprehensive income for the period	87,937	(293)	(46,127)	41,517	886	42,403

Movements in net parent investment (Note 2)	(69,310)	—	—	(69,310)	—	(69,310)

Balance at December 31, 2011	606,010	1,190	9,467	616,667	14,558	631,225

Profit for the period	89,749	—	—	89,749	407	90,156
Other comprehensive income for the year	—	(1,792)	—	(1,792)	—	(1,792)
Translation differences	—	—	(5,706)	(5,706)	1,077	(4,629)

Total comprehensive income for the year	89,749	(1,792)	(5,706)	82,251	1,484	83,735

Dividends paid	—	—	—	—	(5,790)	(5,790)
Acquisition of non-controlling interests	10,252	—	—	10,252	(10,252)	—
Movements in net parent investment (Note 2)	(39,103)	—	—	(39,103)	—	(39,103)

Balance at November 30, 2012	666,908	(602)	3,761	670,067	—	670,067

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31	January 1 to November 30
	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax from continuing operations	144,468	150,862

Profit before tax from discontinuing operations	722	—

Profit before taxation	145,190	150,862

Adjustments for:	100,201	144,169
Depreciation and amortization (Note 19f)	78,504	78,148
Changes in provisions	(4,507)	30,066
Impairment losses	11,224	21,658
Allocation of government grants	(1,902)	(751)
Losses on derecognition and disposal of fixed assets	5,800	2,145
Finance income (Note 19h)	(10,931)	(11,581)
Finance expense (Note 19h)	19,193	23,508
Net foreign exchange loss	2,820	976

Changes in working capital	(94,283)	(78,684)

Trade and other receivables	(64,380)	(77,647)
Trade and other payables	(29,464)	7,925
Other payables	(439)	(8,962)

Other cash flows from operating activities	(34,520)	(52,735)

Interest paid	(21,300)	(13,231)
Interest received	21,029	11,158
Payment of taxes	(34,249)	(50,662)

Net cash from operating activities	116,588	163,612

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investments	(165,193)	(118,856)

Intangible assets	(73,921)	(12,083)
Property, plant & equipment	(91,272)	(90,493)
Financial assets	—	(16,280)

Proceeds from disposals	30,596	134

Intangible assets	—	—
Property, plant & equipment	5,642	134
Other financial assets	24,954	—

Net cash from investing activities	(134,597)	(118,722)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of non-controlling interest	—	(10,252)
Issuance of loans	127,226	39,624
Repayment of loans	(32,528)	(77,710)
Payment for dividends	(67,739)	(26,647)

Net cash from financing activities	26,959	(74,985)

Effect of changes in exchange rates	(121)	(2,192)

Net increase/ (decrease) in cash and cash equivalents	8,829	(32,287)

Cash and cash equivalents at the beginning of the period	73,076	81,905
Cash and cash equivalents at the end of the period	81,905	49,618

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. COMPANY INFORMATION

Atento Inversiones y Teleservicios S.A.U. (“AIT”) and subsidiaries (“AIT Group”) comprised a group of companies that offered contact management services to their clients throughout the entire contract life cycle through contact centers or multichannel platforms. The AIT Group was a 100% owned subsidiary of Telefónica S.A., the parent of a group of companies operating in the telecommunications, media and entertainment sectors (the “Telefónica Group”). The AIT Group operated in 15 countries worldwide offering its multi-national clients high-quality, tailored services for the customer-facing parts of their business. The core solutions offered to clients include customer service, sales, collections, technical support, service desk, back office support and other BPO/CRM processes, including increasingly sophisticated services, such as back-office financial processing of new credit applications. AIT Group services range from basic customer services to the management of sophisticated business processes through multiple channels using complex technologies.

In December 2012, certain funds affiliated with Bain Capital Partners, LLC (“Bain Capital”) entered into an agreement with Telefónica, S.A. for the acquisition of nearly 100% of the business of customer relationship management (“CRM”) carried out by the subsidiaries of the AIT Group (the “Acquisition”). Bain Capital, through a newly created entity denominated Atalaya Luxco Midco, S.á.r.l. (the “Successor” or “Midco”) and certain of its affiliates, acquired nearly all the subsidiaries of AIT (together, the “Acquired Subsidiaries”), except for the AIT Group subsidiaries in Venezuela and the remaining assets and liabilities of AIT itself. Although the formalization of the agreement occurred on December 12, 2012, the date of acquisition of control for the purpose of the business combination was December 1, 2012, the date as of which the operations acquired have been incorporated into the Successor’s financial statements.

2. BASIS OF PREPARATION

Atalaya Luxco Midco Predecessor, which represents the historical financial information of the Acquired Subsidiaries (the “Predecessor”), is not an existing legal entity for the periods presented in these combined carve-out financial statements. Management has prepared these combined carve-out financial statements for the purpose of including them in a prospectus as historical financial information of the operations of the AIT Group acquired by the Successor as described in Note 1 and for the purpose of allowing comparability with the Successor consolidated financial statements for the periods after the Acquisition. The Successor consolidated financial statements for the periods after the Acquisition are comprised of the Successor and its subsidiaries. The combined carve-out financial statements also provide a fair presentation of the combined entity’s financial position and allow users to assess the ability of the reporting entity to generate cash flows.

The combined carve-out financial statements are presented as of December 31, 2011 and as of management’s closing period of November 30, 2012, which is the last day before the Successor acquired control of the Acquired Subsidiaries. These combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The accompanying combined financial statements are presented on a combined carve-out basis from AIT and its subsidiaries’ historical consolidated financial statements prepared under International Financial Reporting Standards as endorsed by the European Union, which, for the periods presented herein, do not present differences as compared to International Financial Reporting Standards as issued by the International Accounting Standards Board. These combined carve-out financial statements are prepared based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by Successor and that are part of its consolidated group after the Acquisition, applying the principles underlying the consolidation procedures of International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements.

The combined carve-out financial statements portray all the costs of doing business of the Predecessor, in line with U.S. Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) Topic 1.B.1. Accordingly, the following describes the most significant allocations and assumptions applied by the directors when preparing the combined carve-out financial statements of the Predecessor.

The combined carve-out financial statements do not include the results of operations of the Venezuelan subsidiaries of the AIT Group, as these were not acquired in the Acquisition. The Venezuelan subsidiaries were separately managed, separately financed and have their own historical books and records. All intercompany trading transactions, all of which were transacted on an arm’s length basis, and balances between the Predecessor and the Venezuelan entities have been included as third-party transactions in the combined carve-out financial statements of the Predecessor.

In addition, the combined carve-out financial statements do not include certain assets, liabilities, reserves and the related income and expenses of AIT which were not acquired in the Acquisition and do not reflect the operations of the combined entities. The main assets and liabilities which have been carved out from AIT and are therefore not reflected in the combined carve-out financial statements are described below:

•	Cash and cash equivalents of AIT, together with any related income, as they were not acquired as part of the Acquisition.

•	Short-term and long-term debt held by AIT with financial institutions, as the debt was not part of the Acquisition and such debt and the related interest expense are not representative of the operations of the combined entities because the funds obtained through these loans were not utilized in the operations of the combined entities.

•	Deferred tax assets of AIT, because the fiscal benefits of the deferred tax assets are utilized by Telefónica, S.A. in its consolidated tax filing and were not utilized for the fiscal benefit of AIT or its subsidiaries. The Telefónica Group ultimately bears the obligation for filing tax returns with the regulatory tax administration. Further, deferred tax assets were not acquired by Bain Capital as there was no fiscal benefit to AIT’s acquired assets and liabilities or the acquired subsidiaries.

The main impact from the carve-out of the Venezuelan subsidiaries and certain assets and liabilities of AIT is the following for each of the periods (in thousands of U.S. dollars):

	January 1, 2011	December 31, 2011	November 30, 2012
Non-current assets	46,030	24,594	26,970
Current assets	44,759	58,158	46,754

Total assets	90,789	82,752	73,724

Non-current liabilities	502	441	(428)
Current liabilities	17,758	36,502	26,782

Equity	72,529	45,809	47,370

Total Liabilities and Equity	90,789	82,752	73,724

Revenues	—	89,178	72,188

Operating profit (Loss)	—	(14,830)	(11,543)

Profit (loss) for the year/period	—	(60,172)	3,463

In addition, certain AIT operating expenses attributable to the combined entities were included in the combined carve-out income statements to reflect the actual costs incurred to operate the business of the Acquired Subsidiaries. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as a separate entity during all of the periods presented.

All intercompany transactions and accounts within the Predecessor and its controlled entities have been eliminated in full. Transactions between the Predecessor and the parts of the AIT Group that were not acquired in the Acquisition that were previously eliminated in the consolidated financial statements of the AIT Group have been reinstated in these combined carve-out financial statements. Transactions that have taken place with the Telefónica Group (including the parts of the AIT Group) that were not acquired are regarded as transactions with related parties and as such have been disclosed in accordance of IAS 24, Related Party Disclosures.

These combined carve-out financial statements include a theoretical income tax calculation as if the entities were separate legal entities preparing income taxes at the company level.

As these financial statements have been prepared on a combined carve-out basis, it is not meaningful to show share capital or provide an analysis of reserves. Therefore, amounts which reflect the carrying value of investments of AIT in the combined entities are disclosed as “Net parent investment”, while carrying value of net assets attributable to shareholders other than AIT are presented as “Non-controlling interests”. The amounts reflected in Movements in net parent investment in the combined statement of changes in invested equity refer to payments of dividends made by certain subsidiaries to the former shareholder (AIT), which have been considered as transactions with third parties, the change of the net assets among periods acquired in the Acquisition from AIT and the payments made by the combined entities related to acquired assets. In addition, as the combined entities have no historical capital structure since the Predecessor was not an existing legal entity during the periods presented, earnings per share as required by IAS 33, Earnings per Share have not been presented.

Accordingly, after carving-out the abovementioned transactions, the total “Net parent investment” as of January 1, 2011 is a result of the following main net assets:

January 1, 2011	Assets	Current Liabilities	Non current liabilities	Net assets
Gr. Atento (Total)	1,152,527	438,956	55,439	658,132
Gr. Atento Argentina	51,845	29,974	312	21,559
Atento Holding Chile	17,012	108	—	16,904
Gr. Atento Chile	50,000	12,294	810	36,896
Atento Perú, SAC	50,590	21,783	362	28,445
Gr. Atento Mexico	105,621	42,949	14	62,658
Gr. Atento Centroamérica	23,232	4,772	62	18,398
Atento Colombia	22,927	10,612	40	12,275
Atento Texas	8,334	2,629	—	5,705
Atento Puerto Rico + USA	9,405	2,286	—	7,119
Atento do Brasil, LTDA (Brasil)	641,718	245,261	53,189	343,268
Gr. Atento España	105,059	49,914	469	54,676
Atento Marruecos	19,327	7,254	—	12,073
Atento Italia	355	958	—	(604)
Atento Chequia	5,849	1,804	—	4,045
Atento N.V.	27,958	122	—	27,836
AIT	13,295	6,236	180	6.879

The combined statements of cash flows have been prepared under the indirect method in accordance with IAS 7, Cash Flow Statements. Foreign currency transactions are translated at the average exchange rate for the year, in those cases where the currency differs from the presentation currency of the Predecessor (the U.S. dollar), as outlined in Note 3b. The net change in cash and cash equivalents reflects the movement in the corresponding year, with the beginning balances for each year taking into account the impact of differences arising from the translation of foreign currency balances using the aforementioned translation method.

Management believes that the assumptions and estimates used in preparation of the underlying combined carve-out financial statements are reasonable. However, the combined carve-out financial statements herein do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor´s future results of operations, financial position or cash flows.

The figures in these combined carve-out financial statements are expressed in thousands of U.S. dollars unless otherwise indicated. The U.S. dollar is the Predecessor´s presentation currency, which differs from the AIT Group’s presentation currency, which was the Euro. Therefore, the change in the presentation currency of the combined entities, compared to the currency in which they were historically presented under the AIT Group reporting, has been treated as a change in accounting policy and accounted for retrospectively. There has been no effect due to this change other than the presentation of all numbers in U.S. dollars and the inclusion of an opening statement of financial position as of the beginning of the comparative period.

These combined carve-out financial statements have been prepared on a historical cost basis, except for derivative financial instruments, which have been measured at fair value.

3. ACCOUNTING POLICIES

The principal accounting policies used in preparing the combined carve-out financial statements were as follows:

a) Goodwill

For acquisitions taking place after January 1, 2004, the IFRS transition date of the Predecessor, goodwill represents the excess of the acquisition consideration over the acquirer’s interest, at the acquisition date, in the fair values of the identifiable assets and liabilities acquired from a subsidiary. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, the Predecessor availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying combined carve-out statements of financial position include goodwill as of the opening balance sheet date of January 1, 2011 as previously carried in the financial statements of AIT and translated into the new presentation currency, U.S. dollars. Deferred tax liabilities due to temporary differences related to goodwill arise due to the amortization of goodwill for tax purposes, as goodwill is not amortized for accounting purposes.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes in circumstances indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) or group of CGUs to which the goodwill is allocated based on the identified synergies that will benefit the CGU or group of CGUs. Where the recoverable amount is less than the carrying amount, the CGU is considered impaired and a provision is recognized to reflect the loss. The impairment then obtained is allocated to goodwill first and the remainder provision (if any) proportionally to the rest of the assets of the CGU. The goodwill impairment is irreversible impairment.

b) Translation methodology

The combined carve-out financial statements of the Predecessor´s foreign subsidiaries were translated to U.S. dollars at period-end exchange rates, except for:

1.	Net parent investment, which was translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the period.

3.	Cash flow statements, which were translated at the average exchange rates for the period.

Goodwill and fair value adjustments of statement of financial position items arising on the acquisition of an interest in a foreign operation are treated as part of the assets and liabilities of the acquired company and, therefore, translated at its closing rate at period end.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Total Net parent investment” in the accompanying combined statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests”.

c) Foreign currency transactions

Monetary assets and liabilities denominated in a different currency than the functional currency of the combined entities are initially recorded at the functional currency rate at the date of the transaction and retranslated at the rate of exchange at the close of the period, recognizing the difference between both amounts in profit or loss for the period.

d) Intangible assets

“Intangible assets” are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired in a business combination are initially measured at fair value at the date of acquisition.

Acquisition cost comprises the purchase price, including import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. At December 31, 2011 and November 30, 2012 there were no intangible assets with an indefinite useful life.

The amortization charge is recognized in the consolidated income statement under “Depreciation and amortization.”

Amortization methods and schedules are revised annually at each financial year-end and, where appropriate, adjusted prospectively.

Computer software

Software is measured at cost and amortized on a straight-line basis over its useful life, generally estimated at between three and five years.

Intellectual property

Amounts paid to acquire or use intellectual property are recognized under “Intellectual property”. Intellectual property is amortized on a straight-line basis over its useful life, estimated at 10 years.

Other intangible assets and development costs

Development costs are recognized when specific criteria are satisfied, being these criteria mainly related with the probability of generating future revenue because the project developed is viable, the availability of resources and the intention to finalize the project, being the costs associated to it reliably estimated.

These assets are amortized on a straight-line basis over their useful life, which ranges from 4 to 10 years.

e) Property, plant and equipment

Property, plant and equipment is measured at cost, less any accumulated depreciation and any impairment losses. Land is not depreciated. Property, plant and equipment acquired in a business combination are initially measured at fair value at the date of acquisition.

Acquisition cost comprises the purchase price, including import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

Cost also includes, where appropriate, the initial estimate of decommissioning, withdrawal and site reconditioning costs when the Predecessor is obliged to bear the expenditures because of the use of the assets.

Repairs which do not prolong the useful life of the assets and maintenance costs are recognized directly in the income statement. Costs which prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

The Predecessor assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each financial year-end, whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment provision is reversed if the factors giving rise to the impairment cease to exist (see Note 3f).

The depreciation charge for property, plant and equipment is recognized in the consolidated income statement under “Depreciation and amortization.”

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each asset, which are reviewed at each financial year-end. For those assets acquired through a business combination, the Group decided to maintain its useful lives.

The useful lives generally used by the Predecessor are as follows:

Years of useful life
Owned buildings and Leasehold improvements	5 – 40
Plant and equipment	5 – 6
Furniture	10
Data processing equipment	4 – 5
Transport equipment	7
Other property, plant and equipment	5 – 8

f) Impairment of non-current assets

The Predecessor assesses at each reporting date whether there is an indication that a non-current asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Predecessor estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of fair value less costs to sell or its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount and the resulting loss is recognized in the income statement. Future depreciation/amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flows which are interdependent on those generated by other assets (cash-generating units).

The Predecessor bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years. The projections in year five and beyond are modeled based on an estimated constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g) Leases (as lessee)

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Those lease arrangements that transfer to the Predecessor the significant risks and benefits inherent in holding the leased item are treated as finance leases, with the asset recorded at the inception of the lease, classified by type, and the related debt recorded at the lower of the present value of the minimum lease payments or the fair value of the leased asset. Lease payments are apportioned between the finance charges and reduction of the principal of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement over the lease term.

h) Financial assets

All purchases and sales of financial assets are recognized on the statement of financial position on the trade date, i.e., when the commitment is made to purchase or sell the asset.

On the date of initial recognition, the Predecessor classifies its financial assets in four categories: financial assets at fair value through profit or loss, loans and receivables, held-to- maturity investments, and available-for-sale financial assets. These classifications are revised at year end and modified where applicable. The Predecessor classifies all its financial assets as loans and receivables, except for derivative financial instruments, which are classified as financial assets at fair value through profit or loss.

This category of loans and receivables consists of fixed-maturity financial assets not listed in active markets. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

An impairment analysis of financial assets is performed at each statement financial position date. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

A financial asset is only fully or partially derecognized from the statement of financial position when:

1.	the rights to receive cash flows from the asset have expired;

2.	The Predecessor has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Predecessor has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.

i) Cash and cash equivalents

Cash and cash equivalents in the combined carve-out statement of financial position comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less.

These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the combined carve-out statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

j) Financial liabilities

Debts are recognized initially at fair value, which is usually the amount of the consideration received, less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Debts are shown as non-current liabilities when the maturity date is longer than 12 months or the Predecessor has the unconditional right to defer settlement for at least 12 months from the statement of financial position date.

Financial liabilities are derecognized from the statement of financial position when the corresponding obligation is settled, cancelled or matures. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

k) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge. The Predecessor documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Predecessor also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge:

Changes in fair value of the hedging derivative and of the hedged item attributable to the risk hedged are recognized in the income statement. The Predecessor only applies fair value hedge accounting for hedging debts incurred in currencies other than those of countries where it operates or where the companies taking on the debt are domiciled. The gain or loss relating to the effective portion of the hedge is recognized in the income statement within ‘finance costs’. The gain or loss relating to the ineffective portion is recognized in the income statement within finance income or finance costs, as applicable.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

Cash flow hedge:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within finance income or finance costs, as applicable.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within finance income or finance costs, as applicable.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within finance income or finance costs, as applicable.

The fair value of the derivative portfolio reflects estimates based on calculations made using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

l) Trade receivables

Trade receivables are recognized at the original invoice amount and at the accrued amount when unbilled. A provision for impairment is recorded when there is objective evidence of impairment. The amount of the impairment provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. In general, cash flows relating to short-term receivables are not discounted.

m) Grants received

Government grants are recognized in the account “Deferred income”, part of “Other non-trade payables” in the statement of financial position. Where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, they are released to income in equal amounts over the useful life of the related assets as “Government grants” under “Other operating income” in the income statement. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant to the costs that it is intended to compensate.

n) Provisions

Provisions are recognized when as a result of a past event, for which the Predecessor has a present obligation (legal or constructive), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Predecessor expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain, in which case the expense relating to the provision is presented in the statement of financial position net of such reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

o) Share-based payments linked to the Telefónica, S.A. share price.

Certain Predecessor management had a variable remuneration scheme which is linked to the quoted share price of Telefónica, S.A.

The Directors’ remuneration plan lasts for seven years and comprises five three-year cycles (or completely independent payment dates), the first commencing on July 1, 2006. The right, granted at the commencement of each cycle, to receive a certain number of Telefónica, S.A. shares at the end of the same cycle is subject to certain conditions being met. Telefónica, S.A. invoices the cost of the plan to its subsidiaries at the end of each cycle. The invoices are for the total cost, equal to the fair value of the instruments delivered, calculated at the beginning date of each cycle.

Due to its characteristics, this plan is subject to IFRS 2, Share-based payments, on the grounds that it is the entity that was the parent during the predecessor reporting period (Telefónica, S.A.) that granted the share option rights for its own shares to the employees of a subsidiary. Thus, it is treated as a share-based payment transaction, and the Predecessor recognizes the expense corresponding to its employees with a balancing entry in accounts payable with Telefonica spread out over each three-year cycle.

p) Income tax

This heading in the accompanying combined carve-out income statement includes all the expenses and credits arising from the combined entities calculated using a method consistent with a separate tax return basis, as if the Predecessor was a separate tax payer (see Note 2). Income tax expense of each period is the aggregate amount of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are substantively enacted by the statement of financial position date. The entity offsets current tax assets and current tax liabilities if there is a legally enforceable right to set off the recognised amounts and the Predecessor intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxes are calculated based on analysis of the statement of financial position, in consideration of temporary differences generated from differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences arise due to differences between the tax bases and carrying amounts of plant, property and equipment, intangible assets, goodwill and non-deductible provisions, as well as differences between the fair value and tax bases of net assets acquired from a subsidiary.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Predecessor determines deferred tax assets and liabilities by applying the tax rates expected to be effective for the period when the corresponding asset is realized or the liability is settled, based on tax rates and tax laws that had been enacted (or substantively enacted) by the statement of financial position date.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow part or all of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized where the timing of the reversal of the temporary difference can be controlled by the parent company and it is not probable that the temporary differences will reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

q) Revenue recognition

Revenue and expenses are recognized in the income statement on an accrual basis, i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

Revenue comprises the fair value of the consideration received or receivable for services rendered in the normal course of the Predecessor’s activities. Revenue is presented net of sales taxes or value added taxes, returns, allowances and discounts. Revenue is recognized when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for the Predecessor’s activities as described below.

For sales of services, revenue is recognized in the accounting period in which the services are rendered, by reference to stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total services to be provided, when the costs and revenue of the service contract, as well as its percentage of completion, can be reliably measured and it is probable that the related receivables will be collected. When one or more elements of a service contract cannot be reliably measured, revenue is recognized only to the extent of contract costs incurred that it is probable that will be recovered.

The Predecessor obtains revenue mainly from the provision of customer services, recognizing the revenue when the teleoperation occurs (based on the stage of completion of the service provided) or when certain contact center consulting work is carried out.

r) Expenses

Expenses are recognized in the income statement on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Predecessor’s incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the combined carve-out income statement when incurred and classified in accordance with their nature.

s) Employee benefits

Pension Obligations

The Predecessor provides a pension plan for managers, which is deemed a defined contribution plan. The plan is financed exclusively by the entity via contributions at a certain percentage of the executive’s fixed remunerations. These percentages vary depending on the employee’s professional category. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense as part of “Employee benefits expense” when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Termination benefits

Under current labor legislation, the companies are required to pay indemnities to employees whose contracts are terminated under certain conditions. Reasonably quantifiable severance indemnities are therefore recognized as an expense in the year in which the decision to terminate the employment is made.

t) Use of estimates and management’s judgment

The key assumptions concerning the future and other key sources of estimation uncertainty at the statement of financial position date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Predecessor´s results and financial position.

Revenue Recognition

The Predecessor recognizes revenues on an accrual basis during the period in which the services are rendered, by reference to the stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total service to be provided, as described in Note 3 q) above. Recognizing service revenue by reference to the stage of completion involves the use of estimates in relation to certain key elements of the service contracts, such as contract costs, period of execution and allowances related to the contracts. As far as practicable the Predecessor applies past experience and specific quantitative indicators in its estimates, considering the specific circumstances applicable to specific customers or contracts. If certain circumstances have occurred that may have an impact on the initially estimated revenue, costs or percentage of completion, estimates are reviewed based on such circumstances. Such reviews may result in adjustments to costs and revenue recognized for a period.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine their useful life for depreciation and amortization purposes and to assess fair value at their acquisition date, especially significant in relation to assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Predecessor evaluates the performance of its cash-generating units regularly to identify potential impairment of goodwill. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment (see Note 7).

Deferred taxes

The Predecessor assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Predecessor’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Predecessor as a result of changes in tax legislation or unforeseen transactions that could affect tax balances. (see Note 18).

Provisions

Provisions are recognized when the Predecessor has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving, inter alia, from regulations, contracts, customary practice or public commitments that lead third parties to reasonably expect that the Predecessor will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the closing date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In this case, the relevant information is provided in the notes to the financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates. (see Note 17).

u) Combination method

The full consolidation method is applied to all combined entities. Under this method, all their assets, liabilities, revenues, expenses and cash flows are included in the combined carve-out financial statements after the appropriate adjustments and eliminations of inter-group transactions. Combined entities are those in which the Predecessor owns more than half of the voting rights or has the ability to govern their financial and operating policies.

In the case of combined entities whose adopted accounting policies and principles differ from those of the Predecessor, adjustments or restatements were made upon combination in order to present the combined carve-out financial statements on a uniform basis for adaptation to IFRS.

All material accounts and transactions between combined companies were eliminated on consolidation.

v) Non-controlling interests

Non-controlling interests represent the portion of profit and loss and net assets of the combined entities not held by the Predecessor and are presented in the combined income statement and within equity in the combined statement of financial position, separately from the net parent investment (see Note 2). The Predecessor accounts for transactions with non-controlling interests as transactions with equity owners. The difference between any consideration paid or received and relevant share of the carrying value of net assets acquired or sold, is recorded in the net parent investment.

w) New standards issued and early adopted as of November 30, 2012

The Predecessor opted for the early adoption of the following amendment issued by the IASB:

Standards and amendments	Effective date—annual periods beginning after:
IAS 1 – Financial statement presentation	July 1, 2012—early adoption permitted,
Regarding the presentation of (1) other comprehensive income and (2) third statement of financial position without the related financial statement notes	January 1, 2013—early adoption permitted

x) New standards and IFRIC interpretations issued but not yet adopted as of November 30, 2012

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after November 30, 2012, and have not been applied in preparing these combined carve-out financial statements. None of these are expected to have a significant effect on the combined carve-out financial statements of the Predecessor, except the following:

Standard Reference	Topic	Effective date—annual periods beginning after:
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
IAS 19	Employee benefits	January 1, 2013

With respect to such standards, the Predecessor has also evaluated its early application. The standards in the table above have not been early adopted because the Predecessor has concluded that their impact to the combined carve-out financial statements is not significant.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

4. COMBINED ENTITIES

The Predecessor´s combined entities at November 30, 2012 are as follows:

Registered name	Registered address	Line of business	Functional currency	% interest(1)	Holding company
Atento Teleservicios España, S.A.U.	Madrid (Spain)	Operation of call centers	EUR	100	.
Atento Servicios Técnicos y Consultoría, S.L.U.	Madrid (Spain)	Execution of technological projects and services, and consulting services	EUR	100	Atento Teleservicios España S.A.U.
Atento Impulsa, S.L.U.(3)	Barcelona (Spain)	Management of specialized employment centers for disabled workers	EUR	100	Atento Teleservicios España S.A.U.
Contact US Teleservices Inc	Houston—Texas (USA)	Operation of call centers	USD	100	Atento Mexicana, S.A. de C.V.
Atento Brasil, S.A.	Sao Paulo (Brazil)	Operation of call centers	BRL	99.999	Atento N.V.
Teleatento del Perú, S.A.C.	Lima (Peru)	Operation of call centers	PEN	83.3333 16.6667	Atento N.V. Atento Holding Chile, S.A.
Atento Colombia, S.A.	Bogota DC (Colombia)	Operation of call centers	COP	94.97871 0.00854 0.00424 0.00424 5.00427	Atento N.V. Atento Venezuela, S.A. Atento Brasil, S.A. Teleatento del Perú, S.A.C. Atento Mexicana, S.A. de C.V.
Atento Holding Chile, S.A.	Santiago de Chile (Chile)	Holding company	CLP	99.9999	Atento N.V.
Centros de Contacto Salta, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Mar del Plata Gestiones y Contactos, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Microcentro de Contacto, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Córdoba Gestiones y Contactos, S.A.	Cordoba (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Atusa, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	5 95	Atento Holding Chile, S.A. Atento N.V.
Atento Chile, S.A.(2)	Santiago de Chile (Chile)	Operation of call centers	CLP	71.16	Atento Holding Chile, S.A.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	CLP	99 1	Atento Chile, S.A. Atento Holding Chile, S.A.
Atento Centro de Formación Técnica Limitada(4)	Santiago de Chile (Chile)	Operation of call centers	CLP	99 1	Atento Chile, S.A. Atento Holding Chile, S.A.
Atento Argentina, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	24.44 75.56	Atento N.V. Atento Holding Chile, S.A.
Atento Puerto Rico, Inc.	Guaynabo (Puerto Rico)	Operation of call centers	USD	100	Atento N.V.
Atento Mexicana, S.A. de C.V.	Mexico City (Mexico)	Operation of call centers	MXN	99.999998 0.000002	Atento N.V. Atento Colombia, S.A.
Atento Servicios, S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	MXN	99.9995 0.0005	Atento Mexicana, S.A. de C.V. Atento N.V.

Registered name	Registered address	Line of business	Functional currency	% interest(1)	Holding company
Atento Atención y Servicios, S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consulting services	MXN	99.998 0.002	Atento Mexicana, S.A. de C.V. Atento Servicios, S. A. de C.V.
Atento Centroamérica, S.A.	Guatemala (Guatemala)	Holding company	GTQ	99.9999 0.0001	Atento N.V. Atento El Salvador S.A. de C.V.
Atento de Guatemala, S.A.	Guatemala (Guatemala)	Operation of call centers	GTQ	99.99999 0.00001	Atento Centroamérica. S.A. Atento El Salvador S.A. de C.V.
Atento El Salvador, S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	USD	7.4054 92.5946	Atento Centroamerica, S.A. Atento de Guatemala, S.A.
Atento Maroc, S.A.	Casablanca (Morocco)	Operation of call centers	MAD	99.9991	Atento Teleservicios España S.A.U.
Woknal, S.A.	Montevideo (Uruguay)	Operation of call centers	UYU	100	Atento N.V.
Atento Ceská Republika, a.s.	Prague (Czech Republic)	Telemarketing and other financial and business services	CZK	100	Atento Inversiones y Teleservicios, S.A.U.
Atento Panamá, S.A.	Panama City	Operation of call centers	USD	99 1	Atento N.V. Atento Mexicana, S.A. de C.V.

(1)	Shareholdings with voting rights.
(2)	The remaining 28.84% interest is owned by Telefónica CTC Chile (27.41%), Compañía de Teléfonos Transmisiones Regionales S.A (0.47%) and Telefónica Empresas S.A. (0.96%).

Changes in the combined entities

In 2011, Atento Italia S.R.L. was liquidated for failing to conduct business. The business dissolution request was filed with the Italian Chamber of Commerce on August 25, 2010. On October 14, 2011, a court ruling was issued in favor of the Predecessor over a labor suit filed by a former company employee. As a result, the company’s assets and liabilities were liquidated and returned to the sole shareholder (Atento, N.V.) at the end of 2011.

On March 2, 2012, the company Atento Servicios Auxiliares de Contact Center, S.L was registered with the Mercantile Register of Madrid.

There were also the following changes to the combined entities’ equity:

•	On February 28, 2011, Atento, N.V. subscribed in full to the equity issue undertaken by Woknal, establishing a share premium of 400,000 Uruguayan pesos, remaining as the company’s sole shareholder.

•	On December 20, 2011, this company carried out another equity issue, for 30,250,000 Uruguayan pesos, with Atento, N.V. again remaining as its sole shareholder.

•	On December 22, 2011, Atento Argentina’s capital increased by 1,000,000 Argentinean pesos in a transaction carried out by Atento, N.V., which is now a shareholder.

There were no other changes in the combined entities in 2012.

5. FINANCIAL RISK MANAGEMENT POLICY

Financial risk factors

The Predecessor´s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Predecessor´s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the entity’s financial performance. The Predecessor uses derivatives to limit both interest and foreign currency risks on otherwise unhedged positions and to adapt its debt structure to market conditions.

Risk management is carried out by the finance department under policies approved by the respective corporate governance bodies. The finance department identifies, evaluates and hedges financial risks in close cooperation with the operating units.

Market Risk:

Foreign exchange risk:

The Predecessor operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Brazilian Real. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Predecessor´s management uses derivatives to hedge debts incurred in currencies other than those of countries where it operates or where the companies taking on the debt are domiciled. It aims to ensure that the hedging derivative and the underlying risk hedged belong to the same company. It also seeks to ensure that hedges cover the whole debt for the entire term of the transaction being hedged.

In 2011, Atento Brasil, S.A. arranged a loan with Bradesco in the amount of 5,834 thousand U.S. dollars which was paid off on November 5, 2012. There is no outstanding balance for this loan as of November 30, 2012. In accordance with its risk hedging policy, the Predecessor has hedged this loan with a swap contract covering the entire debt throughout the term of the transaction and had classified these financial instruments as fair-value hedges from inception.

The details of the hedging instruments at December 31, 2011 are as follows:

Year	Underlying loan (thousand)	Nominal in reais (thousand)	Interest rate	Interest rate on reais
2011	USD 5,834	10,219 BRL	10.87%	112.5% CDI

The hedging instruments are 100% effective.

At December 31, 2011 the equivalent fair value of the Predecessor´s interest rate hedges denominated in foreign currencies was estimated to be a liability of 1,664 thousand U.S. dollars, increasing current borrowings recognized under “Interest-bearing debt.”

At December 31, 2011, the Predecessor recognized financial losses of 365 thousand U.S. dollars in the income statement under “Finance costs” resulting from the settlement of financial derivative transactions and their measurement at the close date.

Sensitivity analysis of foreign currency risk:

The Predecessor has reasonable control over its foreign currency risks as its financial assets and liabilities denominated in currencies other than their functional are adequately matched. The following sensitivity analysis, based on the outstanding volume of financial assets and liabilities (applying a 10% appreciation of each asset/liability currency versus the functional currency), highlights the limited impact that such an event would have on the income statement.

2011
(in thousands)	Financial assets			Financial liabilities			Sensitivity analysis
Functional— Asset/liability currency	Functional currency	Asset currency	U.S. dollar	Functional currency	Liability currency	U.S. dollar	Appreciation of asset/ liability currency vs. functional	Functional currency of financial assets	Functional currency of financial liabilities	Profit or (loss) (U.S. dollar)
CLP-USD	645,086	1,242	1,242	64,942	125	125	10%	716,761	72,158	124
CLP-EUR	74,009	110	142	—	—	—	10%	82,232	—	16
COP-USD	468,918	241	241	—	—	—	10%	521,019	—	27
MXN-USD	440	32	32	—	—	—	10%	489	—	4
ARS-USD	—	—	—	856	199	199	10%	—	951	(22)
UYU-USD	—	—	—	19,474	979	979	10%	—	21,638	(109)
BRL-USD	—	—	—	11,015	5,872	5,872	10%	—	12,239	(652)

2012
(in thousands)	Financial assets			Financial liabilities			Sensitivity analysis
Functional— Asset/liability currency	Functional currency	Asset currency	U.S. dollar	Functional currency	Liability currency	U.S. dollar	Appreciation of asset/ liability currency vs. functional	Functional currency of financial assets	Functional currency of financial liabilities	Profit or (loss) (U.S. dollar)
UYU-USD	—	—	—	12,793	651	651	10%	—	14,214	(72)
CLP-USD	2,333,117	4,857	4,857	32,667	68	68	10%	2,592,354	36,296	532
ARS-USD	—	—	—	469	97	97	10%	—	521	(11)
MXN-USD	21,350	1,652	1,652	—	—	—	10%	23,722	—	184
COP-USD	270,758	149	149	—	—	—	10%	300,842	—	17
CLP-EUR	12,832	21	27	—	—	—	10%	14,258	—	3
GTQ-USD	5,091	645	645	—	—	—	10%	5,657	—	71

*	Financial liabilities correspond to borrowings in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies. Example of the impact on profit of an appreciation of the asset/liability currency versus the functional currency. If we were to conduct this sensitivity analysis, assuming a depreciation, the impact on profit would be the same, but with the opposite sign.

Country risk

To manage or mitigate country risk, the Predecessor transfers to Europe the funds generated in Latin America that are not required for the pursuit of new, profitable business opportunities in the region.

The net amounts transferred in this respect in 2011 and 2012 were 68,879 and 15,471 thousand U.S. dollars, respectively in the form of dividends, interest and loan principal.

Interest rate risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt bearing a variable interest rate (or short term maturity debt expected to be rolled over), and (ii) the value of non-current liabilities that bear fixed interest rates. Midco’s finance costs are exposed to fluctuations in interest rates.

The rates to which the Predecessor was most exposed in 2011 and 2012 were mainly the Euribor rate and the Brasilian CDI interbank rate.

Net finance expense increased by 16% from 11,082 thousand U.S. dollars to 12,903 thousand U.S. dollars in 2011 and 2012, respectively. Excluding exchange gains/losses, net finance expense amounted to 8,262 thousand U.S. dollars and 11,927 thousand U.S. dollars in 2011 and 2012, respectively.

At November 30, 2012, 90% of the total nominal debt bears a variable interest rate (92% at December 31, 2011).

Sensitivity analysis of interest rate risk:

The sensitivity of finance costs to changes in interest rates can be illustrated by calculating the impact of a 100 basis point increase in all interest rates of currencies in which there is a financial position at November 30, 2012, and assuming no change in currency composition of the closing position.

Credit risk:

The Predecessor’s maximum exposure to credit risk on financial assets is the carrying amount of the financial assets (see Note 9).

The Predecessor seeks to conduct all its business with renowned national and international companies and institutions of established solvency in their countries of origin, so as to minimize credit risk. As a result of this policy, the Predecessor has no material adjustments to make to its trade accounts (see Notes 9 & 10).

The Predecessor’s commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage the Predecessor’s various units, in order to optimize the risk-reward relationship in the development and implementation of their business plans in their ordinary management.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a Master Agreement which is revised annually based on conditions of the market and countries where the Predecessor operates. The Master Agreement sets: (i) the maximum amounts to be invested by counterparty based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Predecessor’s maximum exposure to credit risk is primarily represented by the carrying amounts of its financial assets.

Liquidity risk:

The Predecessor seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Predecessor’s debt maturity must be longer than the length of time required to pay its debt (assuming that internal projections are met).

At December 31, 2011, and November 30, 2012, the average term to maturity of the Predecessor’s gross financial debt (126,960 thousand U.S. dollars and 90,462 thousand U.S. dollars, respectively) was 3.42 and 1.88 years, respectively. At the same dates, current financial assets and cash and cash equivalents totalled 106,480 thousand U.S. dollars and 85,858 thousand U.S. dollars, respectively, sufficient to enable the Predecessor to service its payables in accordance with the maturity schedule.

Capital Management:

The Predecessor’s finance department, which is in charge of capital management, takes into consideration several factors when determining the Predecessor’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders. The Predecessor monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, the Predecessor monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Predecessor financial structure. Considering the nature of these combined carve-out financial statements described in Note 1, no specific ratio related to capital management has been presented.

Fair value estimation:

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The following table presents the group’s assets and liabilities that are measured at fair value at 31 December 2011.

	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Derivatives (Note 9)	—	449	—	449

Total assets	—	449	—	449

Liabilities
Derivatives (Note 13)	—	2	—	2

Total liabilities	—	2	—	2

The following table presents the group’s assets and liabilities that are measured at fair value at 30 November 2012.

	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Derivatives	—	—	—	—

Total assets	—	—	—	—

Liabilities
Derivatives (Note 13)	—	1,000	—	1,000

Total liabilities	—	1,000	—	1,000

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used to value financial instruments include:

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

6. INTANGIBLE ASSETS

The breakdown, amount and movement in intangible assets for the year ended December 31, 2011 and for the eleven month period ended November 30, 2012 were as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2010	Additions	Decreases or Disposals	Transfers	Translation differences	Balance at 12/31/2011
Cost:
Development costs	4	—	—	—	—	4
Intellectual Property	—	20,931	—	—	(809)	20,122
Computer software	134,087	16,157	(145)	2,002	(13,226)	138,875
Other intangible assets	77,323	5,817	(11,335)	—	(4,261)	67,544

Total intangible assets	211,414	42,905	(11,480)	2,002	(18,296)	226,545

Accumulated depreciation:
Development costs	(4)	—	—	—	—	(4)
Intellectual Property	—	(1,349)	—	—	94	(1,255)
Computer software	(96,811)	(14,325)	100	(3)	9,262	(101,777)
Other intangible assets	(7,021)	(10,760)	2,756	3	944	(14,078)

Total accumulated depreciation	(103,836)	(26,434)	2,856	—	10,300	(117,114)

Software impairment losses	(45)	—	45	—	—	—
Other intangible assets	—	(8,237)	—	—	524	(7,713)

Total impairment losses	(45)	(8,237)	45	—	524	(7,713)

Net intangible assets	107,533	8,234	(8,579)	2,002	(7,472)	101,718

	Thousands of U.S. dollars
	Balance at 12/31/2011	Additions	Decreases or Disposals	Transfers	Translation differences	Balance at 11/30/2012
Cost:
Development costs	4	—	—	—	—	4
Intellectual Property	20,122	—	—	—	74	20,196
Computer software	138,875	8,393	(1,722)	1,017	(5,576)	140,987
In process	—	96	—	—	1	97
Other intangible assets	67,544	—	—	—	(1,538)	66,006

Total intangible assets	226,545	8,489	(1,722)	1,017	(7,039)	227,290

Accumulated depreciation:
Development costs	(4)	—	—	—	—	(4)
Intellectual Property	(1,255)	(1,598)	—	381	(20)	(2,492)
Computer software	(101,777)	(15,382)	1,722	—	4,788	(110,649)
Other intangible assets	(14,078)	(9,175)	—	(381)	441	(23,193)

Total accumulated depreciation	(117,114)	(26,155)	1,722	—	5,209	(136,338)

Other intangibles assets	(7,713)	—	—	—	(307)	(8,020)

Total impairment losses	(7,713)	—	—	—	(307)	(8,020)

Net intangible assets	101,718	(17,666)	—	1,017	(2,137)	82,932

2011

On May 3, 2011, the AIT Group and Telefónica Internacional, S.A.U. (“TISA”) agreed to extend the duration of the contracts signed on November 13, 2009 recognizing the combined entities as the exclusive supplier of customer analysis services for certain Telefónica Group companies in Latin America from 36 to 48 months. The original contract was signed on October 30, 2009 by Digitex Informática, S.L. (“Digitex”) and TISA by which Digitex hired the services of TISA to act as intermediary to obtain the right to be an exclusive supplier of the customer analysis services for several Telefónica Group companies in Latin America. Subsequently, on November 13, 2009, an agreement was signed with Digitex to transfer part of the rights acquired by Digitex, with the explicit agreement of TISA.

As a result, AIT Group acquired the right to be the exclusive supplier, through its subsidiaries in Central and South America, of 80% of the abovementioned customer analysis services for 12 Telefónica Group companies in Latin America (amounting to approximately 59,199 thousands U.S. dollars), which has been classified under “other intangible assets”.

This asset was assessed for impairment due to the existence of indicators of potential impairment. The asset was considered impaired and an impairment loss was recognized. Decreases to “Other intangible assets” relate entirely to the portion of the impairment considered irreversible, net of accumulated amortization, for 8,579 thousand U.S. dollars (see Note 19g).

The impairment losses balance reflects the remainder of the reversible impairment loss of the asset for 8,237 thousand U.S. dollars. This impact was recognized in the accompanying consolidated income statement under “Other operating expenses” (see Note 19g).

On September 30, 2011, Atento Teleservicios España, S.A.U. and Telefónica de España S.A.U. agreed to sell the business related to the 11822, 11825, and 1212 telephone information services for 48,611 thousand U.S. dollars (36,000 thousand euros) based on a valuation performed by a third party. The amount paid (48,611 thousand U.S. dollars) was allocated to intangible assets (25,136 thousands U.S. dollars), goodwill (31,016 thousands U.S. dollars) and deferred tax liabilities (7,541 thousands U.S. dollars).

On May 24, 2011, the AIT Group acquired the Atento brand through a purchase-sale agreement with Telefónica, S.A. for the amount of 1,669 thousand U.S. dollars (1,200 thousand euros).

2012

Additions of intangible assets mainly relate to acquisitions of computer software for 8,393 thousand U.S. dollars.

The breakdown of fully depreciated items of intangibles still in use at December 31, 2011, and November 30, 2012 is as follows:

	Thousands of U.S. dollars
	12/31/2011	11/30/2012
Computer software and other intangible assets	57,789	56,067

Total	57,789	56,067

7. GOODWILL

The breakdown, amount, and movement of goodwill in the combined entities in 2011 and 2012 are as follows (in thousands of USD):

	Balance at 01/01/11	Additions	Translation differences	Balance at 12/31/11	Additions	Translation differences	Balance at 11/30/12
Atento Brasil, Ltda.	121,218	—	(13,544)	107,674	—	(11,834)	95,840
Teleatento del Perú, S.A.C.	37,851	—	1,586	39,437	—	1,773	41,210
Atento Teleservicios España, S.A.	6,462	31,016	(1,500)	35,978	—	131	36,109
Atento Chile, S.A	620	—	(61)	559	—	45	604
Atento Ceská Republika, a.s.	5,766	—	(343)	5,423	—	136	5,559

Total	171,917	31,016	(13,862)	189,071	—	(9,749)	179,322

In the year ended December 31, 2011 and the eleven month period ended November 30, 2012 the movement of goodwill was due to translation differences affecting the initial amounts, and the purchase of the assets related to the 11822, 11825, and 1212 telephone information services businesses in an amount of 31,016 thousand U.S. dollars (See Note 6).

Regarding the impairment test of goodwill in accordance with IAS 36, Impairment of Assets, as of December 31, 2011 and as of November 30, 2012, judgments and estimates used to calculate the recoverable amount of goodwill as described in Note 3f indicate that the carrying amount of each item of goodwill is recoverable, based on the expected future cash flows from the CGU or groups of CGU to which they are allocated. The level of analysis performed by the Predecessor at a CGU level coincides with that performed at country level.

Cash flow forecasts are based on projected growth rates (average percentage is 2%) that are constant from year five. These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

The estimated future cash flows are discounted to their present value using pre-tax discount rates, which factor in country and business risks and are applied as follows:

	Discount rate
U.S. dollars	Brazil	Chile	Spain	Peru	Czech Republic
December 2011	12.66%	10.61%	10.87%	10.29%	8.88%
November 2012	13.18%	11.28%	12.00%	10.29%	9.01%

The impairment tests conducted in 2011 and 2012 did not identify any impairment in the carrying value of goodwill, since the recoverable amount calculated based on value in use exceeded the carrying value, in all cases, of the related CGU.

The Predecessor has no intangible assets with indefinite useful life and therefore carries out no impairment tests of this type.

In addition, a sensitivity analysis was performed on changes that could reasonably be expected to occur in the principal measurement variables, and recoverable amount remains above the net carrying amount.

8. PROPERTY, PLANT AND EQUIPMENT

The breakdown, amount and movement in “Property, plant and equipment” in the year ended December 31, 2011 and the eleven month period ended November 30, 2012 were as follows:

	Thousands of U.S. Dollars
	Balance at 12/31/2010	Additions	Decreases or disposals	Transfers	Translation differences	Balance at 12/31/2011
Cost:
Land and natural resources	70	—	(26)	—	(1)	43
Buildings and leasehold improvements	4,504	7,478	(686)	—	(615)	10,681
Plant, machinery and tools	53,056	1,909	(216)	747	(3,926)	51,570
Furniture	519,684	84,973	(13,082)	5,138	(49,213)	547,500
PP&E in progress	9,122	4,338	(129)	(7,887)	(263)	5,181

Total property, plant and equipment	586,436	98,698	(14,139)	(2,002)	(54,018)	614,975

Accumulated depreciation:
Buildings and leasehold improvements	(812)	(451)	327	—	47	(889)
Plant, machinery and tools	(41,787)	(3,546)	29	(14)	3,115	(42,203)
Furniture	(356,664)	(48,072)	10,914	14	30,635	(363,173)
Total accumulated depreciation	(399,263)	(52,069)	11,270	—	33,797	(406,265)

Impairment losses on data processing
Equipment	(36)	(297)	—	—	19	(314)

Total impairment losses	(36)	(297)	—	—	19	(314)

Net property, plant and equipment	187,137	46,332	(2,869)	(2,002)	(20,202)	208,396

	Thousands of U.S. Dollars
	Balance at 12/31/2011	Additions	Decreases or disposals	Transfers	Translation differences	Balance at 11/30/2012
Cost:
Land and natural resources	43	—	—	—	—	43
Buildings and leasehold improvements	10,681	609	—	(310)	40	11,020
Plant, machinery and tools	51,570	420	(144)	(623)	2,792	54,015
Furniture	547,500	53,538	(16,301)	4,609	(28,468)	560,878
PP&E in progress	5,181	13,877	(47)	(4,692)	(881)	13,438

Total property, plant and equipment	614,975	68,444	(16,492)	(1,016)	(26,517)	639,394

Accumulated depreciation:
Buildings and leasehold improvements	(889)	(1,405)	—	—	(20)	(2,314)
Plant, machinery and tools	(42,203)	(2,861)	55	—	(2,270)	(47,279)
Furniture	(363,173)	(47,727)	14,157	—	17,320	(379,423)
Total accumulated depreciation	(406,265)	(51,993)	14,212	—	15,030	(429,016)

Impairment losses on data processing equipment	(314)	(38)	26	—	(81)	(407)

Total impairment losses	(314)	(38)	26	—	(81)	(407)

Net property, plant and equipment	208,396	16,413	(2,254)	(1,016)	(11,568)	209,971

Depreciation expense of 52,069 and 51,993 has been included in “Depreciation and amortization” in 2011 and 2012, respectively (see Note 19f).

The PP&E in progress balance is comprised of assets acquired but not placed in use as of December 31, 2011 and November 30, 2012.

PP&E includes the following amounts where the Predecessor is a lessee under a finance lease:

	Thousands of U.S. dollars
	12/31/2011	11/30/2012
Cost-capitalized finance lease	1,337	7,636
Accumulated depreciation	(641)	(755)

Net book amount	696	6,881

The movements in the PP&E balance were due to the following transactions:

2011

The additions mainly relate to investments in Colombia, Spain and Argentina for the upgrade of equipment and to renovate and upgrade obsolete equipment at existing centers and bring it in line with customer requirements, and in Brazil and Peru to adapt new centers.

2012

In the eleven months ended November 30, 2012, investments amounting to 50,578 thousand U.S. dollars were made in furniture, plant and equipment in Brazil for the construction of the new “Uruguay Site” and to maintain business with customers in that country. Additions in Spain amounted to 6,262 thousand U.S. dollars to build centers in a number of places (e.g. Glorias, Bilbao, Perú) given the need for an increasing number of positions to meet customer demand.

Disposals of assets relate mainly to replacements of old equipment with new equipment acquired under a finance lease.

The breakdown of fully depreciated items of property, plant and equipment still in use at December 31, 2011 and November 30, 2012 is as follows:

	Thousands of U.S. Dollars
	12/31/2011	11/30/2012
Plant machinery and tools	32,077	904
Furniture and other	245,339	260,020

Total	277,416	260,924

The combined companies hold insurance policies to cover the potential risks related to property, plant and equipment used in operation.

9. FINANCIAL ASSETS

The breakdown of the Predecessor´s financial assets by category at December 31, 2011 and November 30, 2012 are as follows:

	December 31, 2011
	Thousands of U.S. dollars
	Other financial assets at fair value through P&L	Loans, receivables, and other	Held-to maturity investments	Hedging derivatives	Total
Non-Current Financial Assets
Loans	—	23	—	—	23
Loans with related party (Note 23)	—	1,112	—	—	1,112
Investments	—	3,291	—	—	3,291
Deposits and guarantees given	—	47,326	—	—	47,326

Total	—	51,752	—	—	51,752

Current Financial Assets
Trade and other receivables (excluding pre-payments)	—	481,415	—	—	481,415
Short-term loans	—	21,698	—	—	21,698
Deposits and guarantees	—	2,428	—	—	2,428
Other short term financial instruments	—	—	—	449	449
Cash and cash equivalents (Note 11)		81,905	—	—	81,905

Total	—	587,446	—	449	587,895

Total financial assets	—	639,175	—	449	639,624

	November 30, 2012
	Thousands of U.S. dollars
	Other financial assets at fair value through P&L	Loans, receivables, and other	Held-to maturity investments	Hedging derivatives	Total
Non-Current Financial Assets
Loans	—	7,528	—	—	7,528
Deposits and guarantees given	—	48,839	—	—	48,839

Total	—	56,367	—	—	56,367

Current Financial Assets
Trade and other receivables (excluding pre-payments)	—	540,799	—	—	540,799
Short-term loans	—	33,717	—	—	33,717
Deposits and guarantees given	—	2,523	—	—	2,523
Cash and cash equivalents (Note 11)	—	49,618	—	—	49,618

Total	—	626,657	—	—	626,657

Total financial assets	—	683,024	—	—	683,024

The categories in this disclosure are determined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39). The breakdown presented excludes pre-payments from the ‘trade and other receivables’ balance of 3,519 and 5,511 thousand U.S. dollars for 2011 and 2012, respectively, as this analysis is required only for financial instruments.

The balances of “Deposits and guarantees given” at December 31, 2011 and at November 30, 2012 mainly include deposits posted with the courts in respect of legal disputes with employees by subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority, the “Instituto Nacional do Seguro Social” (INSS—see Note 17).

Within “Current financial assets”, at December 31, 2011 and at November 30, 2012, “short-term loans” totaled 21,698 and 33,717 thousand U.S. dollars, respectively, comprising primarily of short-term balances on deposits in Brazilian banks (21,311 and 33,713 thousand U.S. dollars, respectively), which accrued in both periods an average interest rate of approximately 11%.

The Predecessor mainly conducts transactions with the Telefónica Group and BBVA. Financial asset fair value approximates the related book value as such the credit risk mainly relates to the book value of the financial assets.

10. TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2011 and November 30, and 2012 is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Trade receivables from third parties	210,359	226,191

Receivable from Related Parties	253,671	307,815
Sundry receivables from Related Parties	2,610	4,341

Total receivables from Related Parties (Note 23)	256,281	312,156

Other receivables	7,760	9,990
Receivable from employees	10,775	11,331
Prepayments of current expenses	3,519	5,511
Impairment allowances	(3,760)	(18,869)

Trade and other receivables	484,934	546,310

The amounts and breakdown of “Trade receivables from third parties” at December 31, 2011 and November 30, 2012 are as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Receivables billed	140,858	150,416
Receivables unbilled	69,501	75,775
		—

Trade receivables	210,359	226,191

The amounts and breakdown of “Receivable from Related parties” at December 31, 2011 and November 30, 2012 are as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Receivables billed	162,156	154,914
Receivables unbilled	91,515	152,901

Receivable from Related Parties	253,671	307,815

Receivables unbilled represent revenue for which services have been rendered but remain unbilled due to the timing of when the services are rendered and billed. The book value of trade and other receivables approximates fair value.

The breakdown of movements in “Impairment allowances” in 2011 and 2012 is as follows:

Thousands of U.S. dollars
Impairment allowances at 12/31/2010	(3,967)

Allowances	(3,282)
Reversals	592
Applications	2,543
Translation differences	354

Impairment allowances at 12/31/2011	(3,760)

Allowances	(13,945)
Reversals	—
Applications	(939)
Translation differences	(225)

Impairment allowances at 11/30/2012	(18,869)

The ageing of receivables for 2011 and 2012 is as follows

	Thousands of U.S. dollars		Amount due
	Balance at 12/31/2011	Amount not yet due	Up to 90 days	90 – 180 days	180 – 360 days	More than 360 days
Receivables billed	140,858	79,837	41,952	11,358	5,821	1,890

	Balance at 11/30/2012	Amount not yet due	Up to 90 days	90 – 180 days	180 – 360 days	More than 360 days
Receivables billed	150,416	101,533	31,229	14,134	525	2,995

As of November 30, 2012, the amount of the provision was 18,869 thousands of U.S. dollars (2011: 3,760 thousands of U.S. dollars).

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Predecessor does not hold any collateral as security.

Receivables from employees are mainly comprised of salary advances to employees of the combined entities.

11. CASH AND CASH EQUIVALENTS

The breakdown of cash held is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Cash at bank and in hand	81,905	49,618
Cash equivalents	—	—

Cash and cash equivalents	81,905	49,618

All cash and cash equivalent balances at combined entities comprising the Predecessor are available for use without restriction.

12. FINANCIAL LIABILITIES

The breakdown of the Predecessor´s financial liabilities by category at December 31, 2011 and November 30, 2012 is as follows:

	December 31, 2011
	Thousands of U.S. dollars
	Liabilities at fair value through P&L	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Non-Current Financial Liabilities
Bank Borrowings	—	—	111,588	111,588
Derivative financial instruments	—	336	—	336
Other non-trade payables	—	—	65	65

Total	—	336	111,653	111,989

Current Financial Liabilities
Bank Borrowings	—	—	15,370	15,370
Derivative financial instruments	—	(334)	—	(334)
Other non-trade payables	—	—	68,763	68,763
Trade payables	—	—	103,174	103,174

Total	—	(334)	187,307	186,973

Total financial liabilities	—	2	298,960	298,962

	November 30, 2012
	Thousands of U.S. dollars
	Liabilities at fair value through P&L	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Non-Current Financial Liabilities
Bank Borrowings	—	—	74,607	74,607
Derivative financial instruments	—	819	—	819
Other non-trade payables	—	—	56	56

Total	—	819	74,663	75,482

Current Financial Liabilities
Bank Borrowings	—	—	12,834	12,834
Derivative financial instruments	—	183	—	183
Other non-trade payables	—	—	45,269	45,269
Trade payables	—	—	103,826	103,826

Total	—	183	161,929	162,112

Total financial liabilities	—	1,002	236,592	237,594

The categories in this disclosure are determined by IAS 39.

13. INTEREST-BEARING DEBT AND DERIVATIVES

Interest-bearing debt and derivatives at December 31, 2011 and November 30, 2012 was as follows:

	Thousands of U.S. dollars
	December 31, 2011	November 30, 2012
Current
Foreign-currency loans	8,856	12,489
U.S. dollar loans	6,514	345
Financial instruments—Derivatives (note 12)	(334)	183

Total current interest-bearing debt	15,036	13,017

Non-Current
Foreign-currency loans	110,927	74,134
U.S. dollar loans	661	473
Financial instruments—Derivatives (note 12)	336	819

Total non-current interest-bearing debt	111,924	75,426

Total loans	126,960	88,443

The loans listed above mature until 2016 and bear interest at an average rate of 2.90% (2011: 4.14%).

Derivatives are represented by interest rate swaps and they are held to hedge interest rate risk associated to the syndicated credit facility in euros described below. The notional amount of such derivatives is 35,709 thousands Euros.

The exposure of the group’s borrowings based on the maturity date at the end of the reporting period is as follows:

	Thousands of U.S. dollars
	December 31, 2011	November 30, 2012
1 year or less	15,036	13,017
1 to 2 years	11,831	73,147
2 to 3 years	5,249	2,090
3 to 4 years	94,542	189
Over 5 years	302	—

	126,960	88,443

The carrying amounts and fair value of the borrowings are as follows:

	Thousands of U.S. dollars
	Carrying amount		Fair value
	December 31, 2011	November 30, 2012	December 31, 2011	November 30, 2012
Foreign-currency loans	119,783	86,625	119,783	86,625
U.S. dollar loans	7,175	818	7,175	818
Financial instruments—Derivatives (note 12)	2	1,000	2	1,000

Total loans	126,960	88,443	126,960	88,443

The fair value hierarchy of the borrowings is level 2. The fair value methodology used for the disclosure of fair value is based on discounted cash flows.

U.S. dollar loans

•	On November 16, and December 9, 2010, Atento Brasil, S.A. arranged loans with Bradesco. The amount of loans were 5,834 and 19,905 thousands of U.S. dollars, respectively. These loans matured on November 11, and December 5, 2011, respectively. The interest rates applicable to these loans were 11.44% and 11.85%, respectively. On November 11, 2011, an extension to one loan was granted by Bradesco. The loan was for 5,834 thousands U.S. dollars, matured on November 5, 2012, and had interest of 11.26%.

•	U.S. dollar loans also include a finance lease for 651 thousands of U.S. dollar held by Woknal, S.A. which commenced on October 2010 and matures on April 2014.

An overview of the foreign-currency loans outstanding at December 31, 2011 and November 30, 2012 is given below:

	Outstanding balance at December 31, 2011 (in thousands of local currency and U.S. dollars)
	Local currency	Underlying debt in dollars	Derivatives committed in dollars (*)	Total
EUR	81,196	105,060	—	105,060
MAD	21,200	2,464	—	2,464
COP	10,961,873	5,643	—	5,643
CLP	82,234	158	—	158
ARS	27,839	6,458	—	6,458

Total		119,783	—	119,783

Euro loans

•	On March 29, 2011, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a syndicated credit facility with Banco Santander, S.A. and HSBC Bank plc. The loan comprises two separate facilities. Facility A is a term loan which will be repaid in installments of 15% at the end of 2012, 20% at the end of 2013, 25% at the end of 2014 and the remaining 40% at March 29, 2015, while all amounts under Facility B shall be repaid on the last day of each interest period unless they are refinanced on such date by means of a new loan entered into under Facility B, the aggregate amount of which being equal to or less than the maturing amount borrowed under Facility B due for repayment until the final maturity date, which is March 29, 2015. The maturity schedule is as follows:

Year	Tranche A	Tranche B
Current	2,845	—
Non-current	80,866	21,349
	83,711	21,349

•	The interest rate for each period is the annual rate calculated by adding the spread applicable at any given time under the terms of the credit facility agreement and the EURIBOR rate at a term equivalent to the interest period agreed at all times. The interest on the syndicated credit facility is linked to the EURIBOR rate plus a spread ranging from 1.60% to 2.10% based on compliance with the net financial debt/EBITDA ratio.

•	The commitments and obligations of the parties are those ordinarily assumed in syndicated financing transactions. Some of the financing arranged by Atento is subject to compliance with certain financial covenants on consolidated figures. All the covenants were being complied with at the date of preparation of these combined carve-out financial statements.

•	This credit facility is guaranteed by other Atento companies (the “Guarantors”). At the date of these combined carve-out financial statements, the Guarantors are Atento Brasil, S.A. and Atento Mexicana, S.A. de C.V.

Other foreign-currency loans

•	On February 28, 2011, Atento Colombia, S.A. arranged a loan with BBVA Colombia for 15,700,000 thousand Colombian pesos, maturing on February 28, 2013. Applicable interest is DTF plus a spread of 1.8%. The loan was pre-paid on November 28, 2012. The amount of this loan as of December 31, 2011 was 4,969 thousands U.S. dollars.

•	On July 21, 2011, Atento Colombia, S.A. arranged a loan with BBVA Colombia for 1,800,000 thousand Colombian pesos. The loan matured and was repaid on July 19, 2012 and had interest of DTF plus a spread of 2.5%. The amount of this loan as of December 31, 2011 was 673 thousands U.S. dollars.

•	On April 15, 2011, Microcentro, S.A. arranged a loan with HSBC Argentina, S.A. for 8,000 thousand Argentinean pesos, maturing on April 12, 2013, with interest of 19%. This loan was pre-paid on November 28, 2011.

•	On April 15, 2011, Centro de Contactos Salta arranged a loan with HSBC Argentina, S.A. for 18,300 thousand Argentinean pesos, maturing on April 12, 2013, with interest of 19%. This loan was pre-paid on November 28, 2011.

•	On June 28, 2011, Atento Marruecos, S.A. arranged a loan with Banco Sabadell, for 21,200 thousand dirham, maturing on June 28, 2016, with interest of 6%. A portion of this loan of 10,000 dirham was pre-paid November 2012. As of November 30, 2012 this loan had an outstanding balance of 879 thousand U.S. dollars (2,464 U.S. dollars as of December 31, 2011).

•	Other foreign currency loans include a finance lease held by Atento Chile, S.A. which was cancelled on November 2013. As of November 30, 2012 this loan had an outstanding balance of 74 thousands U.S. dollars (158 thousands U.S. dollars as of December 31, 2011).

	Outstanding balance at November 30, 2012 (in thousands of local currency and U.S. dollars)
	Local currency	Underlying debt in dollars	Derivatives committed in dollars (*)	Total
EUR	60,659	78,770	—	78,770
BRL	14,540	6,900	—	6,900
MAD	7,547	879	—	879
CLP	35,621	74	—	74
			—
Total		86,623	—	86,623

•	On January 2, 2012, Atento Brasil, S.A. arranged a loan with Banco Santander for 30,000 thousand Brazilian reais. It matures on January 2, 2014 and bears interest at 112.8% of the CDI. This loan was pre-paid on November 2012.

•	On March 1, 2012, Atento Brasil, S.A. arranged a loan with Banco Santander for 40,000 thousand Brazilian reais, maturing on January 2, 2014 and bearing interest at 112.5% of the CDI. This loan was pre-paid on November 2012.

14. OTHER NON-TRADE PAYABLES

The breakdown of “Other non-trade payables” in 2011 and 2012 is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Current
Wages and salaries payable	112,687	138,573
Payables to suppliers of property, plant and Equipment	57,996	36,434
Other non-trade payables	8,546	2,965
Other non-trade payables to related parties	2,221	5,870
Deferred income	470	796

Total other non-trade payables	181,920	184,638

Non-current
Other payables	65	56
Deferred income	33	21

Total other non-trade payables	98	77

“Non-current other payables” mainly includes amounts owed to public administrations by Atento Brasil, S.A. and deferred income is primarily composed of government grants.

15. TRADE PAYABLES

The breakdown of “Trade payables” at December 31, 2011 and November 30, 2012, is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Current
Payable on purchases	75,121	58,088
Other trade payable to related parties	28,027	29,566
Advances received	26	9,006
Other trade payable	—	7,166

Total	103,174	103,826

At November 30, 2012, advances received of 9,006 thousand U.S. dollars represent cash received from the Telefónica Group for client services to be performed.

16. NON-CONTROLLING INTERESTS

In 2011 and 2012, changes recognized in non-controlling interests (NCI) were as follows:

	Thousands of U.S. dollars
Company (non-controlling interest)	Balance at 12/31/2010	Profit for the year	Dividends paid	Transfers	Translation differences	Balance at 12/31/2011
Atento Chile, S.A. (Telefónica Chile)	13,872	2,356	—	—	(1,462)	14,766
Atento Centro de Formación	94	(4)	—	—	(4)	86
Atento Educación Limitada (Telefónica Chile)	(294)	45	—	—	(45)	(294)

Total	13,672	2,397	—	—	(1,511)	14,558

		Thousands of U.S. dollars
Company (non-controlling interest)	Balance at 12/31/2011	Profit for the year	Dividends paid	Transfers	Translation differences	Acquisition of NCI	Balance at 11/30/2012
Atento Chile, S.A. (Telefónica Chile)	14,766	361	(5,790)	—	1,181	(10,518)	—
Atento Centro de Formación	86	—	—	—	2	(88)	—
Atento Educación Limitada (Telefónica Chile)	(294)	46	—	—	(107)	355	—

Total	14,558	407	(5,790)	—	1,076	(10,251)	—

17. PROVISIONS AND CONTINGENCIES

The amounts of and changes in current and non-current provisions for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 are as follows:

	Balance at 12/31/2010	Increases	Decreases	Unwinding Discount	Transfers	Translation differences	Balance at 12/31/2011
Non-current
Provision for employee benefits	—	197	(586)	—	902	(57)	456
Provision for tax	—	24	—	—	—	(1)	23
Provision for dismantling	9,949	2,077	—	1,077	—	(1,419)	11,684
Provisions for other claims	33	347	—	—	—	(25)	355

Total	9,982	2,645	(586)	1,077	902	(1,502)	12,518

Current
Provision for employee benefits	—	1,488	—	—	—	(103)	1,385
Provision for employee claims	—	18,050	(24,664)	(2,908)	30,629	(1,431)	19,676
Provision for tax	—	793	—	—	—	16	809
Provision for dismantling	1,201	270	(431)	144	—	(132)	1,052
Provisions for other claims	4,891	225	(175)	1	(4,229)	(180)	533
Other provisions	6,830	8	(859)	—	(5,175)	(182)	622

Total	12,922	20,834	(26,129)	(2,763)	21,225	(2,012)	24,077

	Balance at 12/31/2011	Increases	Decreases	Unwinding Discount	Transfers	Translation differences	Balance at 11/30/2012
Non-current
Provision for employee benefits	456	3,069	—	—	—	(177)	3,348
Provision for tax	23	4,950	—	297	—	(421)	4,849
Provision for dismantling	11,684	5,127	(208)	—	—	(1,600)	15,003
Other provisions	355	—	—	—	—	—	355

Total	12,518	13,146	(208)	297	—	(2,198)	23,555

Current
Provision for employee benefits	1,385	—	(1,372)	—	—	(13)	—
Provision for employee claims	19,676	19,610	(15,219)	2,132	—	(2,499)	23,700
Provision for tax	809	95	(27)	—	—	38	915
Provision for dismantling	1,052	—	(988)	—	—	(36)	28
Provisions for other claims	533	85	(124)	—	—	(56)	438
Other provisions	622	4,329	(650)	—	—	60	4,361

Total	24,077	24,119	(18,380)	2,132	—	(2,506)	29,442

Increases and decreases in this caption during 2012 correspond mainly to the provisions for employee claims and to the provisions for other claims in Brazil and Argentina in the amounts of 12,769 and a decrease of 9,439 thousand U.S. dollars, and 6,926 and a decrease of 5,791 thousand U.S. dollars, respectively. Additionally, the amount registered in “Transfers” in 2011 is related to a reclassification recorded from the account “Trade and other payables” to this heading.

The balance of this provision at November 30, 2012 is mainly comprised of an amount of 12,426 thousand U.S. dollars corresponding to Brazil (7,784 thousand U.S. dollars at December 31, 2011), and 10,399 thousand U.S. dollars corresponding to Argentina (2011: 10,496 thousand U.S. dollars).

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments.

Current and non-current provisions for dismantling mainly include the provision for the dismantling of Atento Brasil, S.A. for the amount of 14,266 thousand U.S. dollars (2011: 12,264 thousand U.S. dollars).

Details of ongoing litigation as of November 30, 2012 are described in the following paragraphs.

In relation to Atento Brasil’s ongoing litigation with the Brazilian Social Security Authorities (INSS) and the Regional Labor Department (classified in 2010 as remote risk), for the payment in cash for transport passes to employees, in December 2011 binding decision (súmula) number 60 was handed down establishing that the amount paid in cash to employees in connection with “transport passes” is exempt from social security contributions. This decision is binding for both the administrative and legal authorities, and implies a favorable result for Atento Brasil in relation to all ongoing litigation. Although at the preparation date of the combined carve-out financial statements, the court’s final decision on the INSS litigation is still pending, Atento Brasil’s position has resulted favorable in all instances and therefore the risk associated to this litigation has been evaluated as possible.

At November 30, 2012 Atento Brasil was involved in approximately 8,031 labor-related disputes, filed by the Predecessor´s employees or ex-employees for various reasons, including dismissals or differences over employment conditions in general. The total amount of these claims is 281,744 thousand U.S. dollars, with possible claims, as classified by the Company’s internal and external lawyers, totalling 82,287 thousand U.S. dollars. For the most part, the further along the legal proceedings in this type of case in Brazil, the more remote the possible risk. Taking account of the amount of litigation that arises in Brazil and past experience in this type of claim, the Company has recognized provisions at November 30, 2012 amounting to 12,426 thousand U.S. dollars, which in the opinion of its directors based in part on the advice of legal advisors is sufficient to cover the risk of payments likely to be made because of these claims.

Additionally, as of November 30, 2012, Atento Brasil has 28 lawsuits ongoing with the Tax Authorities and Social Security Department for various reasons relating to infraction proceedings filed. The total amount of these claims is approximately 31,171 thousand U.S. dollars, and according to the Company’s external lawyers, the risk of materialization is possible.

Lastly, Atento Brasil has 21 civil lawsuits in progress relating to different causes. The total amount of these claims is approximately 6,721 thousand U.S. dollars, for which, according to the Company’s external lawyers, the risk of materialization is possible.

At November 30, 2012, Teleatento del Perú had a pending lawsuit against the Peruvian tax authority (Administración Tributaria Peruana) in the amount of 10,885 thousand U.S. dollars, for which, according to the Company’s external lawyers, the risk of materialization is possible.

18. TAX MATTERS

The breakdown of the Predecessor’s income tax expense is as follows:

	Thousands of U.S. dollars
	2011	2012
Current tax:
Current tax expense	54,310	61,989
Adjustment in respect to prior years	206	305

Total current tax	54,516	62,294

Total deferred tax	340	(1,588)

Total income tax expense	54,856	60,706

The effective tax rate paid by the Predecessor is 37.97% at December 31, 2011 and 40.24% at November 30, 2012. If we analyze the aggregated effective tax rate not considering the holding companies, the effective tax rate will approximate 38% and 33% at December 31, 2011 and November 30, 2012, respectively, which are deemed reasonable effective tax rates. Further, the calculated tax rate is within the Predecessor’s range of reasonable parameters given that the official standard rates applicable to the main the Predecessor combined companies range from 28% to 47%. As there are no significant permanent differences, it was not considered necessary to provide further disclosures on the reconciliation of accounting and tax profit other than the changes in deferred taxes outlined below.

The combined entities file taxes separately in accordance with the tax legislation of their respective countries of incorporation.

The years open for review by the tax inspection authorities for the main taxes applicable vary from one company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. The Predecessor´s management considers that no significant contingencies would arise from a review by the tax authorities of the operations in the years open to inspection.

Deferred tax assets and liabilities

The breakdown in these headings at January 1, 2011, December 31, 2011, and November 30, 2012, and the movements during the years then ended are as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2010	Increases	Decreases	Transfers	Translation differences	Balance at 12/31/2011
DEFERRED TAX ASSETS	68,938	7,826	(8,752)	(373)	(5,001)	62,638

Unused tax losses(*)	25,776	469	(7,552)	70	(2,102)	16,661
Unused tax credits	813	4,895	(107)	(719)	531	5,413
Deferred tax assets (temporary differences)	42,349	2,462	(1,093)	276	(3,430)	40,564

DEFERRED TAX LIABILITIES	42,528	7,934	(315)	(82)	(4,668)	45,397

(*)	Tax credits for loss carryforwards

	Thousands of U.S. dollars
	Balance at 12/31/2011	Increases	Decreases	Transfers	Translation differences	Balance at 11/30/2012
DEFERRED TAX ASSETS	62,638	22,678	(22,979)	(356)	(3,157)	58,824

Unused tax losses(*)	16,661	1,773	(12,194)	310	(1,002)	5,548
Unused tax credits	5,413	195	(28)	(666)	7	4,921
Deferred tax assets (temporary differences)	40,564	20,710	(10,757)	—	(2,162)	48,355

DEFERRED TAX LIABILITIES	45,397	—	(1,498)	—	(3,934)	39,965

(*)	Tax credits for loss carryforwards

Deferred tax assets at December 31, 2011 and November 30, 2012 arose mainly from unused tax losses in Brazil (16,427 thousands U.S. Dollars in 2011 and 5,041 thousands U.S. Dollars in 2012 respectively) and temporary differences as a result of differing depreciation and amortization rates of assets for accounting and tax purposes in Brazil (17,806 thousands U.S. dollars in 2011 and 26,629 thousands U.S. Dollars in 2012 respectively).

Deferred tax assets has been registered in the statement of financial position in conformity with the best estimate on the future results, to the extent it is probable that above mentioned assets are recovered.

Deferred tax liabilities at December 31, 2011 and November 30, 2012, mainly include temporary differences arising from the amortization of Atento Brasil, S.A. goodwill for tax purposes.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

2011

	Thousands of U.S. dollars
	2012	2013	2014	2015	2016	2017	Subsequent years	Total
Tax losses	9,764	6,897	—	—	—	—	—	16,661
Recognized	9,764	6,897	—	—	—	—	—	16,661
Not recognized	—	—	—	—	—	—	—	—
Deductible temporary differences	27,267	5,898	5,912	1,197	91	9	190	40,564
Recognized	27,267	5,898	5,912	1,197	91	9	190	40,564
Not recognized	—	—	—	—	—	—	—	—
Tax credits	144	—	626	—	—	—	4,643	5,413
Recognized	144	—	626	—	—	—	4,643	5,413
Not recognized	—	—	—	—	—	—	—	—

Total deferred tax assets	37,175	12,795	6,538	1,197	91	9	4,833	62,638

Recognized	37,175	12,795	6,538	1,197	91	9	4,833	62,638
Not recognized	—	—	—	—	—	—	—	—

Total deferred tax liabilities	631	239	238	89	143	52	44,005	45,397

2012

	Thousands of U.S. dollars
	2013	2014	2015	2016	2017	2018	Subsequent years	Total
Tax losses	5,548	—	—	—	—	—	—	5,548
Recognized	5,548	—	—	—	—	—	—	5,548
Not recognized	—	—	—	—	—	—	—	—
Deductible temporary differences	47,074	298	56	—	—	—	927	48,355
Recognized	47,074	298	56	—	—	—	927	48,355
Not recognized	—	—	—	—	—	—	—	—
Tax credits	84	—	—	—	—	—	4,837	4,921
Recognized	84	—	—	—	—	—	4,837	4,921
Total deferred tax assets	52,706	298	56	—	—	—	5,764	58,824

Recognized	52,706	298	55	—	—	—	5,764	58,824
Not recognized	—	—	—	—	—	—	—	—

Total deferred tax liabilities	34,648	1,173	796	659	597	565	1,527	39,965

Public administrations and Income Tax Payable

The breakdown of current tax receivable, income tax payables, other receivables from public administrations and other payables to public administrations at December 31, 2011, and November 30, 2012 is as follows:

	Thousands of U.S. dollars
Receivables	12/31/2011	11/30/2012
Current
Indirect tax	3,735	3,173
Social security	966	—
Withholding tax	489	—
Other	6,397	6,457
Income taxes receivable	7,997	34,557

Total	19,584	44,187

	Thousands of U.S. dollars
Payables	12/31/2011	11/30/2012
Current
Personal income tax withholdings	45,560	40,332
Indirect taxes	22,973	17,023
Social security	9,912	9,668
Other	9,553	9,339
Income taxes payable	11,234	47,396

Total	99,232	123,758

19. REVENUE AND EXPENSE

a) Revenue

The breakdown of “Revenue” at the Predecessor for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
	2011	2012
Rendering of services to Telefónica Group companies (see Note 23)	1,235,944	1,065,376
Rendering of services to other companies	1,181,342	1,060,552

Total	2,417,286	2,125,928

b) Other operating income

The breakdown of “Other operating income” in the combined carve-out income statements for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
	2011	2012
Non-core and other operating income from Telefónica Group companies (Note 23)	431	755
Non-core and other operating income from other companies	1,184	(161)
Income from compensation and other non-recurring	—	479
Government grants	1,902	751
Gains on disposal of non-current assets (see Notes 6 & 8)	3,704	33

Total	7,221	1,857

c) Supplies

The breakdown of this heading by item and related party or external company for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 was as follows:

	Thousands of U.S. dollars
	2011	2012
Induced business	47,504	38,667
Infrastructure lease	940	—
Other	349	3,665

Total supplies by Telefónica Group companies (see Note 23)	48,793	42,332

Induced business	2,996	2,976
Infrastructure lease	35,147	25,309
Other	42,909	34,891

Total supplies by other companies	81,052	63,176

TOTAL	129,845	105,508

d) Employee benefits expense

The breakdown of this heading for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 was as follows:

	Thousands of U.S. dollars
	2011	2012
Wages and salaries	1,213,452	1,104,700
Termination benefits	30,719	29,390
Social security	246,789	146,265
Restructuring	10,106	4,274
Supplementary pension contributions	611	3,252
Other welfare expenses	200,241	194,961

TOTAL	1,701,918	1,482,842

Supplementary pension contributions refer to a defined contribution structured through contributions at a certain percentage of the executive’s fixed remuneration. These percentages vary depending on the employee’s professional category. The plan envisages extraordinary contributions depending on the personal circumstances of each manager.

e) Number of employees

The average Predecessor workforce in 2011 and 2012 and the breakdown by country are as follows:

Headcount
Country	2011	2012
Argentina(1)	8,465	9,308
Brazil	79,664	82,876
Central America(2)	4,073	3,696
Chile	4,684	4,314
Colombia	3,867	4,513
Spain(4)	15,170	14,624
Morocco	2,159	2,196
Mexico(3)	19,052	17,401
Peru	8,646	9,744
Puerto Rico	573	684
Czech Republic	689	584

Total	147,042	149,940

(1)	Includes staff in Uruguay
(2)	Includes staff in Guatemala, El Salvador and Panama
(3)	Includes staff in Texas
(4)	Includes corporate staff previously at Atento Inversiones y Teleservicios

f) Depreciation and amortization

The depreciation and amortization charges recognized in the combined carve-out income statements in 2011 and 2012 are as follows:

	Thousands of U.S. dollars
	2011	2012
Amortization of intangible assets (Note 6)	26,434	26,155
Depreciation of property, plant and equipment (see Note 8)	52,069	51,993

Total	78,503	78,148

g) Other operating expenses

The breakdown of “Other operating expenses” in the combined carve-out income statement for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. Dollars
	2011	2012
External services provided by Telefónica Group companies (see Note 23)	17,810	15,234
External services provided by other companies	311,844	257,346
Impairment allowance on Intangible assets and Property, plant and equipment (see Notes 6 & 8)	8,534	38
Taxes other than income tax	7,978	9,167
Other operating expenses with Group companies	—	37
Other operating expenses with other companies	343	(234)
Write-off and disposals of non-current assets (see Note 6)	9,492	1,989

TOTAL	356,001	283,577

The breakdown of “External services” under “Other operating expenses” by related party or external company for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
	2011	2012
External services, Telefónica Group companies:
Leases (see Note 22)	10,746	10,017
Installation and maintenance	1,282	307
Communications	942	1,339
Publicity, advertising and public relations	203	46
Insurance premiums	171	183
Other	4,466	3,342

Total external services, Telefónica Group companies	17,810	15,234

External services, associates and other companies
Leases (see Note 22)	127,274	103,325
Installation and maintenance	41,047	38,453
Lawyers and law firms	6,057	5,066
Tax advisory	283	153
Consultants	10,029	6,572
Audit and other services	2,066	1,501
Studies and work performed	84	44
Other external professional services	5,520	3,316
Advertising	1,002	1,285
Fairs and events	1,656	1,089
Public relations	348	440
Other publicity, advertising and public relations	5,164	3,662
Insurance premiums	1,493	1,465
Travel expenses	17,865	10,032
Utilities	34,368	33,681
Banking and similar services	660	1,821
Other	56,927	45,479

Total external services, associates and other companies	311,843	257,384

TOTAL	329,653	272,618

h) Finance income, costs and net foreign exchange gain (loss)

The breakdown of “Finance income”, “Finance costs” and “net foreign exchange gain (loss) in the combined carve-out income statements for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 was as follows:

	Thousands of U.S. dollars
	2011	2012
Income from securities and loans to Telefónica Group companies	558	280
Income from securities and loans to other companies	10,374	11,301

Total	10,932	11,581

Finance costs on borrowings from Telefónica Group companies	823	243
Finance costs on borrowings from other companies	18,370	23,265

Total	19,193	23,508

The breakdown of “Exchange gains” and “Exchange losses” for the eleven month period ended November 30, 2012 and the year ended December 31, 2011 was as follows:

	Thousands of U.S. dollars
Exchange gains	2011	2012
Loans and receivables	1,053	63
Other financial transactions	583	7,993
Trade transactions	8,610	1,888

Total	10,246	9,944

	Thousands of U.S. dollars
Exchange losses	2011	2012
Loans and receivables	416	—
Other financial transactions	8,574	7,085
Trade transactions	4,076	3,835

Total	13,066	10,920

i) Auditors’ fees

The fees paid in 2012 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Predecessor ) belongs, amounted to 1,112 thousand U.S. dollars. Fees paid in 2011 to the same firm, which also audited the Predecessor those years, amounted to 2,025 thousand U.S. dollars.

These fees include amounts paid in respect of fully consolidated Spanish and foreign Predecessor companies.

20. SEGMENT INFORMATION

The Chief Operating Decision Maker (“CODM”) is represented by the Chief Executive Officer. The CODM takes a geographic approach to decision-making, dividing the business up into three segments:

•	EMEA (Europe, Middle East and Africa), which combines the activities carried out regionally in Spain, Morocco and the Czech Republic.

•	Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes operations in the United States.

•	Brazil, which given its different language and importance is managed separately.

Intersegment transactions are measured using market prices.

The Predecessor uses earnings from continuing operations before interest, taxes and depreciation and amortization (EBITDA) and Adjusted EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), discontinued operations and tax consequences. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, asset impairments, site relocation costs, financing fees and other items which are not correlated to our core operating results.

EBITDA and Adjusted EBITDA are a commonly reported measure and is widely used among analysts, investors and other interested parties in the Predecessor´s industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and Adjusted EBITDA should not be considered as an alternative to profit for the year as a measurement of our combined carve-out earnings or as an alternative to combined carve-out cash flows from operating activities as a measurement of our liquidity.

2011

	EMEA	Americas	Brazil	Other and eliminations	Group total
Sales to other companies	104,976	358,930	716,952	484	1,181,342
Sales to Telefónica Group and other Group companies	291,729	320,229	626,169	(2,183)	1,235,944
Other operating income and expenses	(362,646)	(584,108)	(1,197,450)	(39,029)	(2,183,233)

EBITDA	34,059	95,051	145,671	(40,728)	234,053

Depreciation and amortization	(8,673)	(30,074)	(37,464)	(2,292)	(78,503)

Operating income (loss)	25,386	64,977	108,207	(43,020)	155,550

Net finance (expense) income	(1,021)	(4,823)	(4,896)	(342)	(11,082)
Income tax	(6,894)	(15,956)	(29,258)	(2,748)	(54,856)
Profit for the period (from continuing operations)	17,471	44,198	74,053	(46,110)	89,612

Discontinued operations	722	—	—	—	722
Profit for the period	18,193	44,198	74,053	(46,110)	90,334

Non-controlling interests	—	(2,397)	—	—	(2,397)

Profit (loss) attributable to equity holders of the parent	18,193	41,801	74,053	(46,110)	87,937

EBITDA	34,059	95,051	145,671	(40,728)	234,053
Adjustments to Adjusted EBITDA:
Restructuring costs	—	—	—	8,046	8,046
Asset impairments	—	—	—	8,577	8,577
Other	(1,118)	—	(4,367)	1,712	(3,773)
Adjusted EBITDA	32,941	95,051	141,304	(22,393)	246,903

Capital expenditure	49,620	37,178	52,600	2,205	141,603

Fixed assets	81,067	125,337	260,035	32,746	499,185
Allocated assets	201,153	400,270	588,822	34,356	1,224,601
Allocated liabilities	124,022	195,736	241,543	32,075	593,376

2012

	EMEA	Americas	Brazil	Other and eliminations	Group total
Sales to other companies	105,174	324,390	630,860	128	1,060,552
Sales to Telefónica Group and other Group companies	242,627	337,725	485,948	(924)	1,065,376
Other operating income and expenses	(306,417)	(569,881)	(989,860)	(17,857)	(1,884,015)

EBITDA	41,384	92,234	126,948	(18,653)	241,913

Depreciation and amortization	(12,240)	(29,549)	(35,721)	(638)	(78,148)

Operating income (loss)	29,144	62,685	91,227	(19,291)	163,765

Net finance (expense) income	(1,387)	(2,689)	(6,762)	(2,065)	(12,903)
Income tax	(8,239)	(25,868)	(25,881)	(718)	(60,706)
Non-controlling interests	—	—	—	—	—
Discontinued operations	—	—	—	—	—

Profit (loss) attributable to equity holders of the parent	19,518	34,128	58,584	(22,074)	90,156

EBITDA	41,384	92,234	126,948	(18,653)	241,913
Adjustments to adjusted EBITDA:
Acquisition and integration costs	—	—	—	221	221
Restructuring costs	1,440	2,466	—	—	3,906
Asset impairments	—	—	—	—	—
Site relocation costs	—	—	1,736	—	1,736
Other	(11,381)	(471)	—	—	(11,852)
Adjusted EBITDA	31,443	94,229	128,684	(18,432)	235,924

Capital expenditure	9,728	11,350	55,392	463	76,933
Fixed assets	86,027	106,064	247,971	32,163	472,225
Allocated assets	231,106	414,093	607,652	10,920	1,263,771
Allocated liabilities	138,388	196,137	411,598	(152,419)	593,704

Other and eliminations includes the activities of certain intermediate holding companies as well as intersegment transactions. The amount included in Other and eliminations of Allocated liabilities for 2012 corresponds mainly to the elimination of intragroup dividend payables from Brazil.

The breakdown of external and inter-segment sales by the main countries where the Predecessor operates for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
Country	2011	2012
Spain	351,590	311,038
Morocco	33,343	26,628
Czech Republic	11,717	9,947

EMEA	396,650	347,613

Argentina	138,853	177,794
Chile	73,987	64,073
Colombia	50,783	54,950
El Salvador	11,507	13,343
United States	18,203	16,528
Guatemala	13,936	13,846
Mexico	261,632	213,478
Peru	86,318	85,725
Puerto Rico	14,237	13,747
Uruguay	7,583	7,718
Panama	249	177

Americas	677,288	661,379

Brazil	1,342,864	1,116,808

Other and eliminations	484	128

Total Group and non-Group revenue	2,417,286	2,125,928

Inter-segment transactions are carried out at arm’s length prices.

Transactions accounting for 10% of the Predecessor´s revenue from operations, in this case transactions with the Telefónica Group, are detailed in Note 23. Transactions with BBVA represent approximately 8% of revenue from operations for the eleven months ended November 30, 2012 (9% for the year ended December 31, 2011).

21. DISCONTINUED OPERATIONS

In 2011, the only company considered a discontinued operation was Atento Italia, S.R.L. which was definitively liquidated in 2011.

In 2011, the results of discontinued operations were included in the combined carve-out income statement as shown in the table below:

Thousands of U.S. dollars
2011
Income	722
Expenses	—
Operating income	722
Net finance income (expense)	—
Profit before tax from discontinued operation	722
Income tax expense	—
Net profit attributable to the discontinued operation	722

There were no discontinued operations in 2012.

22. COMMITMENTS AND RIGHTS

Operating lease commitments

The minimum commitments on operating leases, classified as maturing in less than one year, between one and five years, and over five years, are as follows:

2011

	Thousands of U.S. dollars
	Less than 1 year	1 to 5 years	More than 5 years	Total
Lease payment commitments with third parties	121,007	209,620	69,343	399,970
Lease payment commitments with related parties	7,078	3,418	—	10,496

Total	128,085	213,038	69,343	410,466

2012

	Thousands of U.S. dollars
	Less than 1 year	1 to 5 years	More than 5 years	Total
Lease payment commitments with third parties	102,298	193,642	—	295,940
Lease payment commitments with related parties	3,972	211	—	4,183

Total	106,270	193,853	—	300,123

Total expenses on operating leases recognized in the combined carve-out income statement for the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under Infrastructure leasing from related parties (see Notes 19c & 23) amount to 940 thousand U.S. dollars and nil thousands of U.S. dollars, respectively.

For the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under Infrastructure leasing from other companies (see Note 19c) total expenses amount to 35,147 thousand U.S. dollars and 298 thousand U.S. dollars, respectively.

For the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under External services provided by related parties (see Note 19g) total expenses related to leases amount to 10,746 thousand U.S. dollars and 10,017 thousand U.S. dollars, respectively.

For the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under External services provided by other companies (see Note 19g) total expenses related to leases amount to 127,274 thousand U.S. dollars and 103,325 thousand U.S. dollars, respectively.

There are no contingent payments on operating leases recognized in the consolidated income statements for the year ended December 31, 2011 and the eleven month period ended November 30, 2012.

The operating leases where the combined entities act as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2020.

At December 31, 2011 and November 30, 2012, the payment commitment for the early cancellation of these leases amounts to 265,824 and 179,884 thousand U.S. dollars, respectively.

Guarantees

At December 31, 2011 and November 30, 2012, the Predecessor had various guarantees and commitments with third parties amounting to 147,287 thousand U.S. dollars and 138,042 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2011 and November 30, 2012 are as follows:

	Thousands of U.S. dollars
	12/31/2011	11/30/2012
Financial transactions	113,229	83,846
Contractual obligations with existing and potential customers	32,685	54,151
Other	1,373	45

Total	147,287	138,042

The parent company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

23. RELATED PARTIES

As indicated in Note 2 regarding the shareholding and operating relationships between the Predecessor and Telefónica, S.A., the companies belonging to the combined entities have been listed separately in the statement of financial position, income statement, statement of cash flow and the notes to the financial statements where such disclosure was necessary.

All services provided by the Predecessor are billed at arm’s length prices irrespective of any relationship that may exist with customers that are companies included in the Telefónica Group.

To guarantee that prices are freely negotiated and arranged with related parties on an arm’s length basis, the Predecessor and the various Telefónica Group companies have established negotiation procedures whereby belonging to the same group is not a precondition for contracting services. Accordingly, to win service contracts, the prices offered must be competitive with those available in the marketplace.

To this end, the Predecessor performs regular internal and external studies to determine the objective benchmark price in each country for each service provided and thus ensure that all of the Predecessor’s commercial transactions with Telefónica Group companies are carried out on an arm’s length basis.

On May 8, 2007, Telefónica, S.A. and AIT signed a Master Agreement for the provision of services that came into effect in October 2008. In April 2011, the first addendum to this Master Agreement was signed, extending its term until December 31, 2016. Telefónica Group companies also adhered to the addendum of the Master Agreement, implying that all specific contracts in force shall be extended to December 31, 2016.

Transactions carried out between the Predecessor and the Telefónica Group in 2012 and 2011 that are not disclosed in other notes are detailed below.

Assets & Liabilities

The breakdown of assets and liabilities balances with Telefónica Group companies at December 31, 2011 and November 30, 2012 was as follows:

	2011	2012
Receivables
Loans	1,112	4
Receivables	253,671	307,815
Other receivables	2,610	4,341

	257,393	312,160

Other Assets
Deposits and guarantees	179	187
Prepayments	83	614

	262	801

Payables
Payable	28,027	29,566
Other payables	2,221	5,870
Tax payable (related to consolidated taxes)	4,908	—
Dividend payable to Telefónica	1	1,949
Advances	4	8,659

	35,161	46,044

The long-term loan granted by Atento Brasil to Telesp Brasil, an affiliate of Telefónica, is included under “Financial assets”.

In September 2012, Atento Teleservicios España, S.A.U. arranged a credit line with Telefónica Finanzas, S.A.U. maturing in September 2012 for up to 33,926 thousand U.S. dollars. At September 30, 2012, Atento Teleservicios España, S.A.U. had drawn down 19,561 thousand U.S. dollars. The maturity of this credit line has been extended to November 13, 2012. Credit line was paid-off and closed out as of November 30, 2012.

In June 2012, Atento Servicios Auxiliares de Contact Center, S.L.U. signed a credit line with Telefónica Finanzas, S.A.U. maturing in September 2012 with a limit of 1,127 thousand U.S. dollars. At September 30, 2012, Atento Servicios Auxiliares de Contact Center, S.L.U. had drawn down 474 thousand U.S. dollars. The maturity of this credit line has been extended to November 13, 2012. The credit line was paid-off and closed out as of November 30, 2012.

Main transactions

The main transactions with Telefónica Group companies in 2011 and 2012 are as follows:

Transactions with Telefónica Group Companies	2011	2012
Income
Revenue and other Operating Income	1,236,375	1,066,132
Finance Income	557	280

Expenses
Supplies	(48,793)	(42,332)
External services	(17,810)	(15,234)
Finance Costs	(823)	(242)
Net translation differences	(2,857)	(235)
Other administrative expenses	(220)	(1,045)

Directors and Key management compensation

The members of the Board of Directors of the Predecessor as of November 30, 2012 are those listed below:

Name	Position in the Board of Directors
Francisco Javier de Paz Mancho	Chairman
Luis Iturbe Sanz de Madrid	Vice Chairman
Alejandro Reynal Ample	Chief Executive Officer
Claudio Vilar Furtado	Director
José Benito de Vega	Director
José Ignacio Calderón Balanzategui	Director
Natalia Sainz Stuyck	Director
Pierre Villar Iroumé	Director
Nicolás Bonilla Villalonga	Director
David Mª Jiménez-Blanco Carrillo de Albornoz	Director
Oscar Maraver Sánchez–Valdepeñas	Director
Alicia Herrán Fernández	Director
Reyes Cerezo Rodríguez-Sedano	Non-Executive Secretary

The following table show the total compensation paid to the Predecessor’s Board of Directors and key management in 2011 and 2012:

	Thousands of U.S. dollars
	January-December 2011	January-November 2012
Total compensation paid to Board of Directors	1,948	2,051
Total compensation paid to Key Management	5,280	5,213
Salary and other compensation	4,255	4,800
Health insurance	31	54
Payments of life insurance premiums	40	18
Pension Plan	75	65
Other benefits	879	276

Indemnities paid to senior executives in 2011 and 2012 totaled 5,289 and 3,330 thousand U.S. dollars, respectively.

Share-based payments linked to the Telefónica, S.A. share price

In 2011 and during part of 2012, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. These plans have been settled in connection with the acquisition of the combined entities described in Note 1.

Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica S.A. and other Telefónica Group companies, including Midco Sarl. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica S.A. shares as a form of variable compensation.

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, on or after July 1, 2009) and the fifth phase began on July 1, 2010 (with any shares earned delivered on or after July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•	The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both the share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecom companies that comprise the comparison group. Each employee who is a member of the Plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica, S.A. is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica, S.A.’s TSR is in line with the median. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

When each phase matures, it is Telefónica, S.A. that is responsible for delivering the appropriate number of shares, determined as described above, to all the senior managers of the Telefónica Group taking part in the Plan. In this respect, at the end of each phase, Telefónica, S.A. will charge the Predecessor companies the share of the cost attributable to its managers and executives, calculated as the fair value on the grant date of the securities delivered.

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting of Telefónica, S.A on May 18, 2011, a new long-term share-based incentive plan called the “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and senior executives.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end.

The Plan includes the possibility of co-investment so that all participants may receive an additional number of shares. This is also subject to compliance with certain stated requirements and targets of the Plan.

The Plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each Participant is allocated a notional number of shares. The number of shares to be delivered under the Plan is expected to range from:

•	30% of the number of notional shares if Telefónica, S.A.’s TSR is at least equal to the median of the Comparison Group, and

•	100% if Telefónica, S.A.’s TSR is within the third quartile or higher than that of the Comparison Group. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

The Plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares (“Co-Investment”), to be determined for each Participant, as appropriate, by the Board of Directors based on a report by the Appointments, Compensation and Good Governance Commission.

In addition, and independently of any other conditions or requirements that may be established, in order to be entitled to receive the corresponding shares, each Participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate.

Shares will be delivered at the end of each phase (i.e., in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to Participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

2011

The third phase of the plan ended on June 30, 2011. A total of 72,176 shares were delivered by Telefónica, S.A. to the Predecessor’s managers.

At December 31, 2011, the maximum number of shares assigned to the Predecessor’s executives amounted to 255,668 shares.

The average term outstanding on these entitlements at December 31, 2011 is 1.5 years.

Therefore, at December 31, 2011, the amount recognized by the Predecessor was 1,480 thousand U.S. dollars, with the cost accrued in the period charged to personnel expenses for the portion of the cost accrued during the year, considering the time elapsed from the launch of the Plan to the statement of financial position date, as well as the best estimate of the total cost attributable to it. This Plan was terminated in 2012 upon the close of the Acquisition.

24. EVENTS AFTER THE END OF THE REPORTING PERIOD

We have evaluated subsequent events through April 29, 2014, the date these combined carve-out financial statements were available to be issued and have identified the following subsequent events. In December 2012, Telefónica, S.A. and certain funds affiliated with Bain Capital Partners, LLC reached a definitive agreement for the acquisition, through the Successor, of the 100% of the businesses carried out by the combined entities. After the acquisition date, which was established on December 1, 2012, the combined entities are controlled by the Successor directly or through intermediate holding companies. The consideration paid amounts to approximately 1,022,184 thousand U.S. dollars.

The Successor has accounted for the acquisition of the combined entities in accordance with IFRS 3, Business Combinations, and has recorded assets acquired and liabilities assumed at fair value.

At February 3, 2014, Banco Nacional de Desenvolvimento Economico e Social (BNDES) granted a credit facility to the subsidiary Atento Brasil, S.A. for an amount equivalent to approximately 124.5 million U.S. dollars. On March 27, 2014 and April 16, 2014, BNDES disbursed BRL 56.6 million (24.8 million U.S. dollars) and BRL 23.7 million (10.6 million U.S. dollars) portions respectively of the total facility, accounting for 26.8% of total credit line.

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2013 and June 30, 2014

(In thousands of U.S. dollars)

ASSETS	Notes	December 31, 2013 (Audited)	June 30, 2014 (Unaudited)
NON-CURRENT ASSETS		1,071,381	1,037,130

Intangible assets	Note 7	392,777	347,394
Goodwill	Note 7	197,739	187,668
Property, plant and equipment	Note 7	231,603	243,095
Non-current financial assets		69,323	63,848
Trade and other receivables	Note 9	72	77
Other receivables from public administrations		—	1,562
Other non-current financial assets	Note 9	53,812	52,129
Derivative financial instruments	Note 9	15,439	10,080
Deferred tax assets		179,939	195,125

CURRENT ASSETS		770,799	787,094

Trade and other receivables		553,026	546,069
Trade and other receivables	Note 9	521,286	519,708
Current income tax receivables		12,962	12,224
Other receivables from public administrations		18,778	14,137
Other current financial assets		4,282	62,776
Other financial assets	Note 9	1,425	60,805
Derivative financial instruments	Note 9 and 10	2,857	1,971
Cash and cash equivalents	Note 9	213,491	178,249

TOTAL ASSETS		1,842,180	1,824,224

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2013 and June 30, 2014

(In thousands of U.S. dollars)

EQUITY AND LIABILITIES	Notes	December 31, 2013 (Audited)	June 30, 2014 (Unaudited)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(133,966)	(163,483)

Share capital	Note 8	2,592	2,592
Retained earnings	Note 8	(60,659)	(84,970)
Translation differences		(77,513)	(77,395)
Valuation adjustments	Note 8	1,627	(3,697)
Other reserves		(13)	(13)

NON-CURRENT LIABILITIES		1,591,287	1,584,642

Deferred tax liabilities		119,282	103,800
Interest bearing-debt	Note 10	833,984	730,396
Non-current payables to Group companies	Note 10	519,607	620,705
Derivative financial instruments	Note 10	15,962	19,535
Non-current provisions	Note 11	99,062	107,075
Other non-current non-trade payables	Note 10	1,441	1,132
Other non-current payables to public administrations		1,949	1,999

CURRENT LIABILITIES		384,859	403,065

Interest bearing-debt	Note 10	17,128	14,903
Trade and other payables		353,213	361,404
Trade payables	Note 10	109,897	116,020
Current income tax payable		7,582	3,217
Other current payables to public administrations		74,983	73,956
Other non-trade payables	Note 10	160,751	168,211
Current provisions	Note 11	14,518	26,758

TOTAL EQUITY AND LIABILITIES		1,842,180	1,824,224

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED INCOME STATEMENTS

for the six months ended June 30, 2013 and 2014

(In thousands of U.S. dollars)

	Notes	Six months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2014 (Unaudited)
Revenue		1,167,071	1,153,618
Other operating income		577	855
Own work capitalized		—	211
Supplies		(46,061)	(52,134)
Employee benefit expense		(830,118)	(843,323)
Depreciation and amortization	7	(66,004)	(61,622)
Changes in trade provisions		2,221	(299)
Other operating expenses		(191,983)	(167,059)
Other gains	7	—	34,881
Impairment charges	7	—	(32,866)

OPERATING PROFIT		35,703	32,262

Finance income		8,887	7,102
Finance costs		(66,414)	(77,828)
Net foreign exchange gains		(3,363)	3,610

NET FINANCE EXPENSE		(60,890)	(67,116)

LOSS BEFORE TAX		(25,187)	(34,854)

Income tax benefit	13	2,074	10,543

LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(23,113)	(24,311)

Result per share attributable to owners of the parent
Basic and diluted result per share (Note 14)		(11.56)	(12.16)

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

for the six months ended June 30, 2013 and 2014

(In thousands of U.S. dollars)

	Six months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2014 (Unaudited)
Loss for the period	(23,113)	(24,311)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	—
Items that may subsequently be reclassified to profit and loss
Cash flow hedges	1,811	(7,621)
Tax effect	(1,770)	2,297
Translation differences	(20,328)	118

Other comprehensive loss, net of taxes	(20,287)	(5,206)

Total comprehensive loss	(43,400)	(29,517)

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2013 and 2014

(In thousands of U.S. dollars)

	Share capital (Note 8)	Retained earnings (Note 8)	Translation differences	Valuation adjustments (Note 8)	Other reserves	Total equity
Balance at January 1, 2013	2,592	(56,620)	21,328	—	(13)	(32,713)

Comprehensive loss for the period	—	(23,113)	(20,328)	41	—	(43,400)
Loss for the period	—	(23,113)	—	—	—	(23,113)
Other comprehensive loss	—	—	(20,328)	41	—	(20,287)

Balance at June 30, 2013(*)	2,592	(79,733)	1,000	41	(13)	(76,113)

	Share capital (Note 8)	Retained earnings (Note 8)	Translation differences	Valuation adjustments (Note 8)	Other reserves	Total equity
Balance at January 1, 2014	2,592	(60,659)	(77,513)	1,627	(13)	(133,966)

Comprehensive loss for the period	—	(24,311)	118	(5,324)	—	(29,517)
Profit for the period	—	(24,311)	—	—	—	(24,311)
Other comprehensive loss	—	—	118	(5,324)	—	(5,206)

Balance at June 30, 2014(*)	2,592	(84,970)	(77,395)	(3,697)	(13)	(163,483)

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

(*)	UNAUDITED

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2013 and 2014

(In thousands of U.S. dollars)

	Note	Six months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2014 (Unaudited)
Operating activities
Loss before tax		(25,187)	(34,854)
Adjustments to loss:
Amortization and depreciation	7	66,004	61,622
Impairment allowances		(2,221)	33,165
Change in provisions		9,850	23,666
(Gains)/losses on disposal of fixed assets		965	(438)
(Gains)/losses on disposal of financial assets		539	656
Finance income		(5,042)	(4,901)
Finance expense		60,536	67,378
Exchange differences		3,364	(3,610)
Change in financial instruments fair value		1,493	7,592
Own work capitalized		—	(211)
Other gains	7/10	—	(34,881)

		135,488	150,038
Changes in working capital:
Change in trade and other receivables		(5,954)	6,642
Change in trade and other payables		(10,945)	18,268
Other assets/(payables)		3,432	(15,534)

		(13,467)	9,376
Other cash flows from operating activities:
Interest paid		(36,834)	(48,341)
Interest received		1,719	9,242
Income tax paid		(17,416)	(9,967)
Other payments		(10,117)	(9,631)

		(62,648)	(58,697)

Net cash flows from operating activities		34,186	65,863

Investing activities
Payments for acquisition of intangible assets		(4,987)	(7,250)
Payments for acquisition of property, plant and equipment		(53,611)	(37,912)
Payments for financial instruments		(52,785)	(60,189)
Disposals of intangible assets		40	99
Disposals of property, plant and equipment		—	886
Disposal of financial instruments		9,883	2,356

Net cash flows used in investing activities		(101,460)	(102,010)

Financing activities
Proceeds from borrowings from third parties	10	289,887	37,205
Proceeds from borrowings from group companies	15	—	87,923
Repayment of borrowings from third parties	10	(249,076)	(123,954)
Repayment of borrowings from group companies		(38)	—

Net cash flows from financing activities		40,773	1,174

Exchange differences		3,306	(269)
Net decrease in cash and cash equivalents		(23,195)	(35,242)
Cash and cash equivalents at beginning of period		200,311	213,491

Cash and cash equivalents at end of period	9	177,116	178,249

The accompanying Notes 1 to 17 are an integral part of the interim condensed consolidated financial statements

ATALAYA LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES

(FORMERLY BC LUXCO MIDCO, S.A.R.L. AND SUBSIDIARIES)

SELECTED EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014

1. COMPANY ACTIVITY AND CORPORATE INFORMATION

Atalaya Luxco Midco—formerly BC Luxco Midco—(hereinafter the “Company”), and its subsidiaries (hereinafter the “Atento Group”) comprise a group of companies that offers contact management services to its clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on November 27, 2012 as a limited-liability company. Finally, on February 6, 2013 the Company changed its corporate name from BC Luxco Midco to Atalaya Luxco Midco.

The Company was incorporated under the laws of the Grand-Duchy of Luxembourg, with registered office in Luxembourg at 4, Rue Lou Hemmer.

The Company was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

On December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer nearly of 100% of the CRM business carried out by Atento Group companies (the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela-based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012. These consolidated financial statements are prepared since December 1, 2012.

The sole shareholder of the Company is a firm incorporated under the laws of the Grand-Duchy of Luxembourg, Atalaya Luxco Pikco, S.A.C. (Luxembourg). The ultimate parent company of the group is Atalaya Luxco Topco, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assist companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial or real estate business, or intellectual property related activity that it deems necessary to meet the aforementioned corporate purpose.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms, provide telemarketing, marketing and “call center” services through service agencies or any other format currently existing or which may be developed in the future by the Atento Group, provide telecommunications, logistics, telecommunications system management, data transmission, processing and Internet services and to promote new technologies in these areas, offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above.

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended June 30, 2014 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2013.

The figures in these interim consolidated financial statements are expressed in thousands of dollars unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments and Contingent Value Instruments (see Note 10), which have been measured at fair value.

Going concern

As of June 30, 2014, the Atento Group presents negative shareholders’ equity for an amount of 163,483 thousands of U.S. dollars (133,966 thousands of U.S. dollars as of December 31, 2013), primarily due to the incorporation of the new Group, following the acquisition of the former Atento Group, where equity has been negatively impacted by the costs incurred in connection with the acquisition and by integration related costs associated to the change in ownership. Shareholders’ equity is also negatively impacted by the impact of foreign exchanges and the impact of the Atento Group’s financial structure reflected in the negative net finance result.

As of June 30, 2014 all short term commitments had been settled within their periods, and it is expected that all debt maturities within the next twelve months will be settled in the required periods.

Management considers that the fundamentals of the business remain sound and that the following factors reasonably will further contribute to mitigate any uncertainty on the capacity of the Atento Group to generate enough resources in order to operate under a going concern basis:

•	The Atento Group enjoys a sound liquidity position with total cash and cash equivalents as of June 30, 2014 amounting to 178,249 thousands of U.S. dollars, above our minimum cash requirements to operate the business (compared to 213,491 thousands of U.S. dollars as of December 31, 2013) and short term financial investments amounting to 59,487 thousands of U.S. dollars (see Note 9). In addition, we entered into a Super Senior Revolving Credit Facility in 2013 allowing for borrowings up to 50 million of euros (equivalent to 68.3 million U.S. dollars as of June 30, 2014), which remains undrawn as of June 30, 2014 and December 31, 2013.

•	As indicated in the paragraph above, the Atento Group has cash and financing facilities available to cover payments arising in the normal course of its business and financing commitments arisen from our debt commitments, as well as positive working capital.

•	The Atento Group continues to implement measures with the objective of growing in revenue in the medium term. Revenue growth is expected to be driven by accelerated customer acquisitions, focus on further expanding our multi-sector customers leveraging on our strong credentials and market position in the countries where we operate.

•	In addition to the above, the Atento Group is also focused on several initiatives to further drive margin expansion and incremental EBITDA potential through enhancement of operations productivity, centralization and standardization of activities following the exit from the Telefónica Group, such procurement activities, and efficiencies in costs.

•	The measures described above are not only oriented to an improvement in revenue and margins but also to improve the cash generation and the efficiency of working capital.

•	The Atento Group has debt instruments available, such as the Preferred Equity Certificates, which can be capitalized as equity if necessary and which would have a double impact of reducing finance expenses and reducing negative retained earnings.

Accordingly, management has prepared these interim condensed consolidated financial statements based on the principle of going concern.

3. COMPARATIVE INFORMATION

Comparative information in the interim financial statements refer to the six month periods ended June 30, 2014 and 2013, except for the statement of financial position, which compares information as of June 30, 2014, and December 31, 2013.

During the six months ended June 30, 2014 there have not been any changes in the consolidation scope.

4. ACCOUNTING POLICIES

a) New and amended standards and interpretations

The accounting policies adopted in the preparation of the interim financial statements for the six months ended June 30, 2014 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2013, except for the following standards and amendments to existing standards:

•	Amendment to IAS 32—Offsetting Financial Assets and Financial Liabilities: effective for annual periods beginning on or after January 1, 2014.

•	Amendment to IFRS 10, IFRS 11 and IAS 27—Investment Entities: effective for annual periods beginning on or after January 1, 2014.

•	IFRIC 21—Levies: effective for annual periods beginning on or after January 1, 2014.

•	Amendments to IAS 39—Novation of Derivatives and Continuation of Hedge Accounting: effective for annual periods beginning on or January 1, 2014.

The adoption of these standards and amendments did not have a significant impact on these interim financial statements.

b) Standards and interpretations published by the IASB, but not yet applicable in this period

At the date of publication of these interim financial statements, the following amendment had been issued by the IASB, but its application was not mandatory:

•	IFRS 9—Financial Instruments: effective for annual periods beginning on or after January 1, 2018.

•	IFRS 14—Regulatory Deferral Accounts: effective for annual periods beginning on or after January 1, 2016.

•	Amendment to IAS 19—Defined Benefit Plans: Employee Contributions: effective for annual periods beginning on or after July 1, 2014.

•	Annual Improvements to IFRSs 2010-2012 Cycle: effective for annual periods beginning on or after July 1, 2014.

•	Annual Improvements to IFRSs 2011-2013 Cycle: effective for annual periods beginning on or after July 1, 2014.

•	IFRS 15 Revenue from Contracts with Customers: effective for annual periods beginning on or after July 1, 2017.

•	Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization: effective for annual periods beginning on or after January 1, 2016.

The Atento Group is currently assessing the impact of the application of these amendments. Pursuant to the analyses conducted to date, the Atento Group estimates that the application of these amendments will not have a material impact on the consolidated financial statements in the period of its initial application.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group’s activities expose it to various types of financial risk: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2013. During the six months ended June 30, 2014 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in Latin America that are not required for the pursuit of new, profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debentures and (ii) the U.S.$300 million 7.375% Senior Secured Notes due 2020, together with the €50 million ($68.3 million) Revolving Credit Facility. The Brazilian term loan is denominated in Brazilian reais and our obligations are paid with cash flows from Atento Brazil revenue in Brazilian reais. This creates a natural hedge for debt commitments eliminating any foreign exchange risk. In addition, in connection with the issuance of the Senior Secured Notes in U.S. dollars we entered into a series of cross currency swaps derivatives agreements, effectively hedging 90% of the related interest payments in Euros, Mexican Pesos, Colombian Pesos and Peruvian Soles, and 75% of the principal exposure in Euros and Mexican Pesos.

Argentinean subsidiaries are not party to these two separate ring-fenced financings, and we do not rely on cash flows from these operations to serve our debt commitments entered into in connection with the Acquisition.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Our exposure to interest rate risk arises principally from interest on our indebtedness. As of June 30, 2014, we had total consolidated indebtedness of approximately 1,366,004 thousands of U.S. dollars, of which approximately 50.7% (excluding CVIs and the PECs) bears interest at variable rates. As of December 31, 2013, we had total consolidated indebtedness of approximately 1,370,719 thousands of U.S. dollars, of which approximately 43.2% (excluding CVIs and the PECs) bears interest at variable rates.

As of June 30, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 10,255 thousands of U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 1,366,004 thousands of U.S. dollars as of June 30, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 1,661 thousands of U.S. dollars.

As of December 31, 2013, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 15,611 thousands of U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 1,370,719 thousands of U.S. dollars as of December 31, 2013 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 3,786 thousands of U.S. dollars.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. While the U.S. dollar is our reporting currency, approximately 98% of our revenue for the six months period ended June 30, 2014 was generated in local currencies other than the U.S. dollar. In addition to the U.S. dollar, we also generate significant revenues in Brazilian reais, Euros and Mexican pesos. The exchange rates among the U.S. dollar and these local currencies have changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk arises from our local currency revenues, receivables and payables. We benefit to a certain degree from the fact that the revenue we collect in each country in which we have operations is generally denominated in the same currency as the majority of the expenses we incur in earning this revenue.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any debts incurred in currencies other than those of the countries where the companies taking on the debt are domiciled.

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency interest rate swaps pursuant to which we exchanged an amount of U.S. dollars equal to the face amount of the Senior Secured Notes for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. On each interest payment date under the Senior Secured Notes, we receive from the applicable swap counterparty an amount in U.S. dollars equal to a semi-annual amount of interest at a rate per year equal to the interest rate payable on the Senior Secured Notes and calculated based on the amount of U.S. dollars initially exchanged by us under the currency swap and we will pay to the applicable swap counterparty an amount in the applicable other currency equal to a semi-annual amount of interest at a per annum rate equal to the benchmark floating rate for currency swaps for the applicable semi-annual period. Finally, on the maturity date of each currency swap, we will receive from the applicable swap counterparty U.S. dollars in an amount equal to the initial U.S. dollar exchange amount for such currency swap, and will pay to the applicable swap counterparty the applicable other currency in an amount equal to the initial foreign currency exchange amount for such currency swap. As of June 30, 2014, the estimated net fair value of the interest rate hedge instruments related to the cross-currency swaps entered into to hedge the Senior Secured Notes totaled 17,739 thousands of U.S. dollars (13,277 thousands of U.S. dollars, as of December 31, 2013), of which 19,535 thousands of U.S. dollars (15,962 thousands of U.S. dollars as of December 31, 2013) was recorded as long-term financial debt and 1,796 thousands of U.S. dollars (2,685 thousands of U.S. dollars as of December 31, 2013) was recorded as long-term financial assets (see Note 10).

Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of accounts receivable, cash and cash equivalents, and long-term financial assets. Our maximum exposure to credit risk on financial assets is the carrying amount of said assets. Our commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and implementation of the business plans of our various units in their ordinary management. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily in Latin America and EMEA. Additionally, we carry out significant transactions with the Telefónica Group. At June 30, 2014, accounts receivable due from the Telefónica Group amounted to 282,567 thousands of U.S. dollars (302,234 thousands of U.S. dollars as of December 31, 2013).

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of conditions prevailing in the markets and the countries where we operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

Liquidity Risk

We seek to match our debt maturity schedule to our capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that our average debt maturity must be longer than the length of time we require to generate cash flows to pay our debt (assuming that internal projections are met).

At June 30, 2014, the average term to maturity of our debt with third parties (745,299 thousands of U.S. dollars) was 5.1 years. In addition, we had current assets of 787,094 thousands of U.S. dollars at such date, which includes short term financial investments of 59,487 thousands of U.S. dollars and cash and cash equivalents of 178,249 thousands of U.S. dollars, of which 6,871 thousands of U.S. dollars are located in Argentina and subject to restrictions on our ability to transfer them out of the country.

At December 31, 2013, the average term to maturity of our debt with third parties (851,112 thousands of U.S. dollars) was 6.1 years. In addition, we had current assets of 770,799 thousands of U.S. dollars at such date, which included cash and cash equivalents of 213,491 thousands of U.S. dollars, of which 13,743 thousands of U.S. dollars were located in Argentina and subject to restrictions on our ability to transfer them out of the country.

Capital Management

Our capital management goal is to determine the financial resources necessary to continue our recurring activities and maintain a capital structure that optimizes own and borrowed funds. Additionally, we set an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to carry out our routine activities under normal conditions and to address new opportunities for growth. We strive to maintain debt levels in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

At the date of these interim financial statements, we are compliant with and other established in our financing contracts. In order to monitor our compliance with our financing contracts, we regularly monitor figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

The table below shows an analysis of the financial instruments measured at fair value, classified according to the valuation method used. The Atento Group has defined the following valuation levels:

Prices (unadjusted) quoted in active markets for identical assets and liabilities (Level 1).

Data other than the Level 1 quoted price that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives) (Level 2).

Data for the asset or liability that are not based on observable market data (Level 3).

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2013 and June 30, 2014 are as follows:

December 31, 2013 (Audited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	18,296	—	18,296

Total assets	—	18,296	—	18,296

Liabilities
Derivatives	—	(15,962)	—	(15,962)
CVIs	—	—	(43,367)	(43,367)

Total liabilities	—	(15,962)	(43,367)	(59,329)

June 30, 2014 (Unaudited)	Level 1	Level 2	Level 3	Total balance
Assets	—		—
Derivatives	—	12,051	—	12,051

Total assets	—	12,051	—	12,051

Liabilities
Derivatives	—	(19,535)	—	(19,535)
CVIs	—	—	(36,417)	(36,417)

Total liabilities	—	(19,535)	(36,417)	(55,952)

There were no transfers between the different levels during the period.

The following table reflects the movements of the Atento Group´s Contingent Value Instruments (“CVI”) measured at fair value using significant unobservable inputs for the six months period ended June 30, 2014:

Thousands of U.S. dollars
Fair value as of December 31, 2013 (Audited)	(43,367)
Change in Fair Value	(3,197)
Translation differences	10,147

Fair value as of June 30, 2014 (Unaudited)	(36,417)

6. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the six months ended June 30, 2013 and 2014 (in thousands of U.S. dollars).

Six months ended June 30, 2013 (Unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	58,764	191,065	344,934	—	594,763
Sales to Telefónica Group	126,823	183,933	261,552	—	572,308
Sales to other group companies	35	343	—	(378)	—
Other operating income and expense	(172,472)	(328,067)	(540,704)	(24,121)	(1,065,364)
EBITDA	13,150	47,274	65,782	(24,499)	101,707
Depreciation and amortization	(11,909)	(23,858)	(29,752)	(485)	(66,004)
Operating income	1,241	23,416	36,030	(24,984)	35,703
Financial results	(11,326)	(5,963)	(23,293)	(20,308)	(60,890)
Income tax	6,701	(10,374)	(4,322)	10,069	2,074
Profit/(loss) for the period	(3,384)	7,079	8,415	(35,223)	(23,113)

EBITDA	13,150	47,274	65,782	(24,499)	101,707
Acquisition and integration costs	47	615	697	11,432	12,791
Restructuring costs	215	1,155	—	199	1,569
Sponsor management fees	—	—	—	3,480	3,480
Site relocation costs	—	—	344	—	344
Financing fees	—	—	231	2,955	3,186
Other	—	—	821	—	821
Adjusted EBITDA	13,412	49,044	67,875	(6,433)	123,898

Capital expenditure	1,858	7,087	19,274	448	28,667
Fixed assets (as of December 31, 2013)	136,916	303,329	377,933	3,941	822,119
Allocated assets (as of December 31, 2013)	535,645	694,931	853,018	(240,874)	1,842,180
Allocated liabilities (as of December 31, 2013)	361,576	398,067	661,039	555,464	1,976,146

Six months ended June 30, 2014 (Unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	69,284	199,243	345,807	—	614,334
Sales to Telefónica Group	113,756	172,844	252,684	—	539,284
Sales to other group companies	23	252	—	(275)	—
Other operating income and expense	(221,869)	(326,921)	(528,490)	17,546	(1,059,734)
EBITDA	(38,806)	45,418	70,001	17,271	93,884
Depreciation and amortization	(11,621)	(21,661)	(27,811)	(529)	(61,622)
Operating income	(50,427)	23,757	42,190	16,742	32,262
Financial results	(6,999)	(2,417)	(27,832)	(29,868)	(67,116)
Income tax	16,256	(7,716)	(4,805)	6,808	10,543
Profit/(loss) for the period	(41,170)	13,624	9,553	(6,318)	(24,311)

EBITDA	(38,806)	45,418	70,001	17,271	93,884
Acquisition and integration costs	—	—	5,831	(416)	5,415
Restructuring costs	16,928	4,123	290	210	21,551
Sponsor management fees	—	—	—	4,827	4,827
Site relocation costs	—	—	984	—	984
Financing fees	—	—	435	7,188	7,623
Impairment charges	32,866	—	—	—	32,866
Other(*)	(49)	77	(657)	(34,881)	(35,510)
Adjusted EBITDA	10,939	49,618	76,884	(5,801)	131,640

Capital expenditure	2,534	9,703	28,184	167	40,588
Fixed assets	93,532	278,727	402,352	3,546	778,157
Allocated assets	505,903	669,788	927,788	(279,255)	1,824,224
Allocated liabilities	366,702	383,435	717,856	519,714	1,987,707

(*)	Other includes the non-cash penalty fee that Telefónica agreed to compensate us after the amendment to the MSA described in Note 7.

“Other and eliminations” caption includes activities of the Company, the following intermediate holdings in Luxembourg and Spain: Atento Luxco 1, S.A., Atento Spain Holdco S.L.U. and Global Rossolimo S.L.U and intragroup eliminations between segments.

During the six months ended June 30, 2014 approximately 46.7% of sales arose from services provided to companies belonging to the Telefónica Group (49.0% for the six months ended June 30, 2013).

7. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in the six months ended June 30, 2014 are as follows:

	Thousands of U.S. dollars
	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2013 (Audited)	392,777	231,603	624,380
Additions	7,249	33,339	40,588
Disposals	(99)	(449)	(548)
Transfers	143	(143)	—
Impairment charges	(27,965)	—	(27,965)
Depreciation and amortization	(32,096)	(29,526)	(61,622)
Translation differences	7,385	8,271	15,656

Balance at June 30, 2014 (Unaudited)	347,394	243,095	590,489

Additions

In the six months ended June 30, 2014, investments amounting to 28,184 thousand U.S. dollars were made in Brazil for the construction of new sites in order to be able to attend the growth with current and new clients in that country.

In the six months ended June 30, 2014, investments amounting to 9,703 thousand U.S. dollars were made in Americas mainly in Perú (2,407 thousand U.S. dollars), México (3,615 thousand U.S. dollars) and Central America (2,744 thousand U.S. dollars). The investments in Central America were made for the construction of a new site dedicated to attend nearshore traffic from U.S.A.

Finally, in the six months ended June 30, 2014 there are no significant investments in EMEA and they were mainly dedicated on new clients.

The movement in “Goodwill” in the six months ended June 30, 2014 is as follows:

	Thousands of U. S. dollars
	12/31/2013	Impairment	Translation differences	06/30/2014 (unaudited)
Peru	34,185	—	775	34,960
Chile	21,910	—	(1,014)	20,896
Colombia	9,681	—	212	9,893
Czech Republic	3,797	(3,752)	(45)	—
Mexico	2,816	—	25	2,841
Spain	1,161	(1,149)	(12)	—
Brazil	77,920	—	4,957	82,877
Argentina	46,269	—	(10,068)	36,201

Total	197,739	(4,901)	(5,170)	187,668

Impairment charges

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

Tests conducted in 2013 on Atento companies with goodwill did not uncover any impairment in their value, as the related cash flows exceeded the carrying amount of the cash-generating units.

In addition, a sensitivity analysis was performed on changes that could reasonably be expected to occur in the primary valuation inputs, with the recoverable amount remaining above the net carrying amount.

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust such minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these geographies. The provisions of the MSA required Telefonica to compensate the company in case of shortfalls in these revenue commitments. As such, Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to $34.9 million for the period ended June 30, 2014). This non-cash compensation was recorded in the consolidated income statement for the period ended June 30, 2014 as other gains. The Company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note with Telefonica (see Note 10).

Since the amendment to the MSA affected significantly the amount of expected revenue, this has been considered as a triggering event for the purpose of evaluating the recoverable amount of the intangible assets recorded in relation with such MSA (as described in Note 5 to the Consolidated Financial Statements for the year ended December 31, 2013). Therefore, also considering the changes in expected revenue in other geographies, as of June 30, 2014 management has performed an impairment test on the carrying amount of customer relationship intangible assets, goodwill and property, plant and equipment using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flows generation from the different geographies where the company operates. The result of the test performed was an impairment charge of 27,965 thousand U.S. dollars of the intangible asset related to the customer relationship with Telefonica in connection with the MSA, an impairment charge of 3,752 thousand U.S. dollars of goodwill in Czech Republic and of 1,149 thousand U.S. dollars of goodwill in Spain, which have been recorded in the consolidated income statement for the period ended June 30, 2014 as impairment charges.

The pre-tax discount rates and the projected growth rates were as follows:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Czech Republic	Argentina
June 2014	16.53%	12.21%	10.38%	12.50%	11.37%	11.27%	9.52%	31.77%
December 2013	16.53%	12.21%	10.38%	12.50%	11.37%	11.27%	9.52%	31.77%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Czech Republic	Argentina
June 2014	5.50%	3.10%	1.50%	3.00%	2.50%	3.00%	2.03%	8.76%
December 2013	5.50%	3.10%	1.85%	3.00%	2.50%	3.00%	2.03%	16.83%

As of June 30, 2014, there are no significant changes to the sensitivity information disclosed in the annual consolidated financial statements for the year ended December 31, 2013.

The Atento Group has no assets with an indefinite useful life and therefore carries out no impairment tests of this type.

8. EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Share capital

At June 30, 2014 and December 31, 2013 share capital stood at 2,592,201 U.S. dollars, divided into 2,000,000 shares with a par value of 1 euro each, fully paid in.

On April 17, 2014, Atalaya Luxco Pikco, S.C.A. was formed as a direct subsidiary of Atalaya Luxco Topco, S.C.A. On May 15, 2014 Atalaya Luxco Topco, S.C.A. transferred to Atalaya Luxco Pikco, S.C.A. all of its equity interest in the Company. As a result, Atalaya Luxco Pikco, S.C.A. became the shareholder of the Company.

Legal reserve

According to mercantile legislation in Luxembourg, Atalaya Luxco Midco, S.a.r.l. must transfer 5% of profits for the year to a legal reserve until the reserve reaches 10% of share capital. The legal reserve cannot be distributed.

As of June 30, 2014 and December 31, 2013, no legal reserve had been established.

Retained earnings

Movements in retained earnings during the six months ended June 30, 2014 are as follows:

Thousands of U.S. dollars
As of December 31, 2013 (Audited)	(60,659)
Loss for the period	(24,311)

As of June 30, 2014 (Unaudited)	(84,970)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency to the Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Valuation adjustments

Movements in valuation adjustments in the six months ended June 30, 2014 were as follows:

Thousands of U.S. dollars
As of December 31, 2013 (Audited)	1,627
Cash flow hedges	(5,324)

As of June 30, 2014 (Unaudited)	(3,697)

9. FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2013 and June 30, 2014 is as follows:

	Thousands of U.S. dollars
December 31, 2013 (Audited)	Loans and receivables	Derivatives	Total
Trade and other receivables	72	—	72
Other financial assets	53,812	—	53,812
Financial derivative instruments	—	15,439	15,439

Non-current financial assets	53,884	15,439	69,323

Trade and other receivables	516,960	—	516,960
Other financial assets	1,425	—	1,425
Financial derivative instruments	—	2,857	2,857
Cash and cash equivalents	213,491	—	213,491

Current financial assets	731,876	2,857	734,733

TOTAL FINANCIAL ASSETS	785,760	18,296	804,056

Excluding advance payments and non-financial assets.

	Thousands of U.S. dollars
June 30, 2014 (Unaudited)	Loans and receivables	Derivatives	Total
Trade and other receivables	77	—	77
Other financial assets	52,129	—	52,129
Financial derivative instruments	—	10,080	10,080

Non-current financial assets	52,206	10,080	62,286

Trade and other receivables	507,080	—	507,080
Other financial assets	60,805	—	60,805
Financial derivative instruments	—	1,971	1,971
Cash and cash equivalents	178,249	—	178,249

Current financial assets	746,134	1,971	748,105

TOTAL FINANCIAL ASSETS	798,340	12,051	810,391

Excluding advance payments and non-financial assets.

Details of other financial assets as of December 31, 2013 and June 30, 2014 are as follows:

	Thousands of U.S. dollars
	12/31/2013 (Audited)	06/30/2014 (Unaudited)
Other non-current receivables	2,428	—
Non-current guarantees and deposits	51,384	52,129

Total non-current	53,812	52,129
Other current receivables	—	59,492
Current guarantees and deposits	1,425	1,313

Total current	1,425	60,805

Total	55,237	112,934

“Guarantees and deposits” as of December 31, 2013 and June 30, 2014 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

“Other current receivables” as of June 30, 2014 are comprised of 59,487 thousand U.S. dollars representing U.S. dollar short term financial investments held by the subsidiary Atento Brasil, S.A.

These short term financial investments represent export credit notes with a maturity greater than 90 days. Upon maturity the Company will receive Brazilian Reais based on the U.S. dollar—Brazilian Reais foreign exchange rate at maturity date.

The breakdown of “Trade and other receivables” as of December 31, 2013 and June 30, 2014 is as follows:

	Thousands of U.S. dollars
	12/31/2013 (Audited)	06/30/2014 (Unaudited)
Non-current trade receivables	72	77

Total non-current	72	77
Current trade receivables	492,900	484,424
Other receivables	12,540	10,069
Prepayments	4,326	12,628
Personnel	11,520	12,587

Total current	521,286	519,708

Total	521,358	519,785

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2013 (Audited)	06/30/2014 (Unaudited)
Cash and cash equivalents at banks	168,287	168,303
Cash equivalents	45,204	9,946

Total	213,491	178,249

“Cash equivalents” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

10. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2013 and June 30, 2014 is as follows:

	Thousands of U.S. dollars
December 31, 2013 (Audited)	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds	—	—	631,853	631,853
Bank borrowings	—	—	527	527
Finance lease payables	—	—	6,536	6,536
CVIs	43,367	—	—	43,367
Vendor Loan	—		151,701	151,701
Payable to Group companies	—	—	519,607	519,607
Financial derivative instruments	—	15,962	—	15,962
Trade and other payables	—	—	1,033	1,033

Non-current financial liabilities	43,367	15,962	1,311,257	1,370,586

Debentures and bonds	—	—	11,682	11,682
Bank borrowings	—	—	105	105
Finance lease payables	—	—	5,341	5,341
Trade and other payables	—	—	269,789	269,789

Current financial liabilities	—	—	286,917	286,917

TOTAL FINANCIAL LIABILITIES	43,367	15,962	1,598,174	1,657,503

Excluding deferred income and non-financial liabilities

	Thousands of U.S. dollars
June 30, 2014 (Unaudited)	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds	—	—	620,119	620,119
Bank borrowings	—	—	36,880	36,880
Finance lease payables	—	—	5,699	5,699
CVIs	36,417	—	—	36,417
Vendor Loan	—	—	31,281	31,281
Payable to Group companies	—	—	620,705	620,705
Financial derivative instruments	—	19,535	—	19,535
Trade and other payables	—	—	723	723

Non-current financial liabilities	36,417	19,535	1,315,407	1,371,359

Debentures and bonds	—	—	10,081	10,081
Bank borrowings	—	—	488	488
Vendor Loan	—	—	138	138
Finance lease payables	—	—	4,196	4,196
Trade and other payables	—	—	282,215	282,215

Current financial liabilities	—	—	297,118	297,118

TOTAL FINANCIAL LIABILITIES	36,417	19,535	1,612,525	1,668,477

Excluding deferred income and non-financial liabilities

Interest-bearing debt as of December 31, 2013 and June 30, 2014 is as follows:

	Thousands of U.S. dollars
	12/31/2013 (Audited)	06/30/2014 (Unaudited)
Senior Secured Notes	288,339	290,216
Brazilian bonds—Debentures	343,514	329,903
Bank borrowings	527	36,880
CVIs	43,367	36,417
Vendor Loan	151,701	31,281
Finance lease payables	6,536	5,699

Sub-total borrowings with third parties	833,984	730,396
Payable to Group companies	519,607	620,705

Total non-current	1,353,591	1,351,101

Senior Secured Notes	9,342	9,342
Brazilian bonds—Debentures	2,340	739
Bank borrowings	105	488
Vendor Loan	—	138
Finance lease payables	5,341	4,196

Sub-total borrowings with third parties	17,128	14,903

Total current	17,128	14,903

TOTAL INTEREST-BEARING DEBT	1,370,719	1,366,004

Issuance of bonds—Senior Secured Notes

•	On January 29, 2013 Atento Luxco 1, S.A. issued 300,000 bonds with a nominal value of 1,000 U.S. dollars each, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem them early as of January 29, 2016, if certain conditions have been met.

Details of the senior secured notes issuances at June 30, 2014 are as follows:

Issuer	Issue date	Number of bonds	Unit nominal Value	Annual interest rate	Maturity
Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	7.375%	January 29, 2020

All interest payments are made on a half-yearly basis.

Fair value of debt in relation to the issuance of senior secured notes, calculated on the basis of their quoted price at June 30, 2014, is 308,264 thousand U.S. dollars.

The fair value hierarchy of the senior secured notes is level 1 as it based in the market price at the reporting date.

Details of the corresponding debt at each reporting date are as follows:

Thousands of U.S. dollars
		12/31/2013 (Audited)			06/30/2014 (Unaudited)
Maturity	Currency	Principal	Accrued interest	Total debt	Principal	Accrued interest	Total debt
2020	U.S. Dollar	288,339	9,342	297,681	290,216	9,342	299,558

Brazilian bonds—Debentures

•	On November 22, 2012 BC Brazilco Participaçoes, S.A. (now merged with Atento Brasil, S.A.) issued preferential bonds in Brazil (the “Debentures”), which were subscribed by institutional investors (the “Debenture holders”) and assumed by Bain for an initial amount of 915 million Brazilian reais (365 million U.S. dollars). This long-term financial commitment matures in 2019 and bears interest pegged to the Brazilian CDI (Interbank Deposit Certificate) rate plus 3.70%. Interest is paid on a half-yearly basis.

On March 25, 2013 and June 11, 2013 Atento Brasil, S.A. repaid, in advance of the scheduled date, 71,589 thousand Brazilian reais and 26,442 thousand Brazilian reais respectively (equivalent to 35,545 thousand U.S. dollars and 12,287 thousand U.S. dollars respectively).

On May 12, 2014 and June 26, 2014 Atento Brasil, S.A. repaid, in advance of the scheduled date, 34,358 thousand Brazilian reais and 45,000 thousand Brazilian reais respectively (equivalent to 15,502 thousand U.S. dollars and 20,372 thousand U.S. dollars respectively).

Under the terms of the financing contract, the Brazilian subsidiary is subject to a financial covenant regarding the maximum debt level at the end of each quarter. To date, the company has complied with this covenant and does not foresee any future non-compliance.

Details of the corresponding debt at each reporting date are as follows:

Thousands of U.S. dollars
		12/31/2013 (Audited)			06/30/2014 (Unaudited)
Maturity	Currency	Principal	Interest pending payment	Total debt	Principal	Interest pending payment	Total debt
2019	Brazilian real	343,514	2,340	345,854	329,903	739	330,642

The carrying amount of debentures is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

Bank borrowings

Bank borrowings are held in the following currencies:

	12/31/2013 (Audited)		06/30/2014 (Unaudited)
	Foreign currency debt (thousands)	U.S. dollar debt (thousands)	Foreign currency debt (thousands)	U.S. dollar debt (thousands)
BRL	—	—	81,072	36,809
MAD	5,170	632	4,590	559

Total		632		37,368

The carrying amount of bank borrowings is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

•	On February 3, 2014, Banco Nacional de Desenvolvimento Economico e Social (BNDES) granted a credit facility to the subsidiary Atento Brasil S.A for BRL 300 million (equivalent to 124 million U.S. dollars). Once the debtor met certain requirements in the signed contract the loan automatically became available for the debtor. On March 27, 2014 BNDES disbursed BRL 56.6 million (equivalent to USD 26 million as of June 30, 2014) of the total facility. On April 16, 2014 BNDES disbursed BRL 23.7 million (equivalent to USD 11 million as of June 30, 2014) of the total facility. As of June 30, 2014, accrued interests amounted to BRL 0.8 million (equivalent to $0.3 million).

The total amount of the BNDES Credit Facility is divided into 5 tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum

Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum

Tranche C	BRL 64,704,000.00	4.0% per year

Tranche D	BRL 5,296,000.00	6.0% per year

Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

•	On January 28, 2013 Atento Luxco 1, S.A., Atento Teleservicios España, S.A.U. and Atento Mexicana, S.A. de C.V. contracted a multi-currency revolving facility (“Super Senior Revolving Credit Facilities Agreement” or “SSRCF”) for 50 million euros (equivalent to 68.3 million U.S. dollars as of June 30, 2014).

The new revolving facility allows for drawdowns in euros, Mexican pesos and US dollars. The interest rates for euro drawdowns and Mexican peso drawdowns are the Euribor and the TIIE, respectively, and the LIBOR for drawdowns in any other currency, plus a 4.5% spread per year. This spread is subject to a step-down based on the debt ratio calculation.

The revolving facility matures on July 28, 2019. As of June 30, 2014 and December 31, 2013 no amounts had been drawn down on the revolving facility.

•	Atento Maroc, S.A. held a loan granted from Banco Sabadell, at November 30, 2012, 10 million dirhams were repaid in advance of the scheduled date. As of June 30, 2014 the loan balance was 4,590 thousand Moroccan dirham (559 thousand U.S. dollars) (5,082 thousand Moroccan dirham (632 thousand U.S. dollars as of December 31, 2013). The loan matures on June 28, 2016 and bears interest at 6%.

Contingent Value Instruments (CVIs)

•	In relation to the acquisition described in Note 1, two of the Company’s subholdings, Atalaya Luxco 2, S.a.r.l. (formerly BC Luxco 2, S.a.r.l.) and Atalaya Luxco 3, S.a.r.l. (formerly BC Luxco 3, S.a.r.l.), which held stakes in the Atento Group’s Argentinian subsidiaries, issued a contingent value instrument (CVI) with the counterparties Atento Inversiones y Teleservicios, S.A. and Venturini S.A., a Telefónica’s subsidiary.

The CVIs do not bear interest and are recognized at fair value. For further information regarding the CVIs, see Note 17 of our consolidated financial statements for the year ended December 31, 2013.

Vendor Loan

•	With respect to the acquisition described in Note 1, the Company issued a euro-denominated Vendor Loan Note (Vendor Loan) to a Telefónica branch, amounting to the equivalent of approximately 143 million U.S. dollars. The Vendor Loan matures at December 12, 2022, and accrues an annual 5% of fixed interest, payable annually.

As described in Note 7, in May 2014, the Master Service Agreement (“MSA”) with Telefónica was amended and Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to $34.9 million for the period ended June 30, 2014). The company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note with Telefonica.

In addition, in May 30, 2014 Atalaya Luxco Midco has issued €64 million of PECs (equivalent to $87 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note (See Note 15).

The carrying amount of the Vendor Loan approximately corresponds to its fair value.

The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

Derivatives

Details of derivative financial instruments as of December 31, 2013 and June 30, 2014 are as follows:

	Thousands of U.S. dollars
	12/31/2013 (Audited)		06/30/2014 (Unaudited)
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps—cash flow hedges	15,611	—	10,255
Cross currency swaps —cash flow hedge	—	(10,985)	—	(13,247)
Cross currency swaps that do not meet the criteria for hedge accounting	2,685	(4,977)	1,796	(6,288)

Total	18,296	(15,962)	12,051	(19,535)

Non-current portion	15,439	(15,962)	10,080	(19,535)
Current portion	2,857	—	1,971	—

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

As of June 30, 2014, the notional amount of principal arranged in the interest rate swaps totals 595 million Brazilian reals equivalent to 270 million U.S. dollars (595 million Brazilian reals equivalent to 254 million U.S. dollars as of December 31, 2013).

The Atento Group has arranged cross-currency swap instruments to cover US dollar payments arising from the senior secured notes issued in 2013.

As of June 30, 2014 details of cross-currency swaps that are designated and qualified as cash flow hedge were as follows:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank count-party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	738	7.3750%	EUR	560	7.5450%	1.347
Santander	01/29/2018	01/29/2020	USD	922	7.3750%	EUR	700	7.5450%	1.347
Santander	01/29/2020	01/29/2020	USD	25,000	7.3750%	EUR	18,560	7.5450%	1.347
Goldman Sachs	01/29/2013	01/28/2018	USD	48,000	7.3750%	EUR	35,635	7.5475%	1.347
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	EUR	44,543	7.5475%	1.347
Nomura	01/29/2013	01/28/2018	USD	22,000	7.3750%	EUR	16,333	7.6050%	1.347
Nomura	01/29/2018	01/29/2020	USD	27,500	7.3750%	EUR	20,416	7.6050%	1.347

Gains and losses on interest rate swap hedges recognized in equity will be taken to the income statement up through maturity of the corresponding contracts as disclosed in the table above.

There were no ineffective hedge derivatives in the six months ended June 30, 2014.

The Atento Group also contracted the following cross currency swaps that are not designated and qualified as hedging instruments:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank count-party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	410	7.3750%	MXN	9,144	12.9500%	12.71
Santander	01/29/2018	01/29/2020	USD	615	7.3750%	MXN	13,716	12.9500%	12.71
Santander	01/29/2020	01/29/2020	USD	16,667	7.3750%	MXN	211,833	12.9500%	12.71
Goldman Sachs	01/29/2013	01/28/2018	USD	40,000	7.3750%	MXN	508,400	12.9120%	12.71
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	MXN	762,600	12.9120%	12.71
Nomura	01/29/2013	01/28/2018	USD	23,889	7.3750%	MXN	303,628	12.9000%	12.71
Nomura	01/29/2018	01/29/2020	USD	35,833	7.3750%	MXN	455,442	12.9000%	12.71
Goldman Sachs	01/29/2013	01/29/2018	USD	7,200	7.3750%	COP	12,819,600	8.2150%	1780.5
Goldman Sachs	01/29/2013	01/29/2018	USD	13,800	7.3750%	PEN	35,356	7.7900%	2.562
BBVA	01/29/2013	01/29/2018	USD	28,800	7.3750%	COP	51,278,400	8.2160%	1780.5
BBVA	01/29/2013	01/29/2018	USD	52,200	7.3750%	PEN	141,422	7.7800%	2.625

During the six months ended June 30, 2014, variations in fair value of the derivative financial instruments that are not considered as hedging derivatives recorded under the income statement amount to a net loss of 5,839 thousand U.S. dollars (net gain of 1,285 thousand U.S. dollars in 2013).

11. PROVISIONS AND CONTINGENCIES

The movements in “Provisions” in the six months ended June 30, 2014 are as follows:

	Thousands of U.S. dollars
	Provisions for liabilities	Provisions for taxes	Provisions for dismantling	Other provisions	Total
Balance at December 31, 2013 (Audited)	80,008	11,229	15,675	6,668	113,580
Allocation	7,807	1,089	771	14,533	24,200
Application	(7,548)	(365)	(48)	(1,671)	(9,632)
Reversals	(527)	—	—	—	(527)
Discount	49	1,132	4	2	1,187
Translation differences	3,448	730	956	(109)	5,025

Balance at June 30, 2014 (Unaudited)	83,237	13,815	17,358	19,423	133,833

“Provisions for liabilities” primarily relates to provisions for legal claims underway in Brazil. As indicated in Note 9 “Other financial assets”, Atento Brasil, S.A. has made payments in escrow related to legal claims with ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 48,690 thousand U.S. dollars and 49,327 thousand U.S. dollars at December 31, 2013 and June 30, 2014, respectively.

“Provisions for taxes” mainly relates to probable contingencies in Brazil in respect of social security payments, which could be subject to varying interpretations by the social security authorities concerned.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

On June 26, 2014, the Company communicated to the Labor Unions a headcount reduction plan in Spain (“Expediente de Regulación de Empleo”) which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España, S.A.U. In addition, on June 28, 2014 the Company submitted the plan to the Labor Authority in Spain (Ministerio de Empleo y Seguridad Social). The estimated costs to be incurred in the personnel restructuring and other costs directly attributable to the restructuring (equivalent to 13,698 thousand U.S. dollars as of June 30, 2014) were accrued and registered in “Other provisions”.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of June 30, 2014 lawsuits still before the courts were as follows:

As of June 30, 2014 Atento Brasil was involved in approximately 9,738 labor-related disputes (8,610 in 2013), filed by Atento’s employees or ex-employees for various reasons, such as dismissal or differences over employment conditions in general. The estimated value of these claims was 124,060 thousand U.S. dollars (110,089 thousand U.S. dollars as of December 31, 2013), of which 75,493 thousand U.S. dollars are classified as probable (71,883 thousand U.S. dollars as of December 31, 2013), 42,614 thousand U.S. dollars are classified as possible (34,606 thousand U.S. dollars as of December 31, 2013), and 5,953 thousand U.S. dollars are classified as remote (3,600 thousand U.S. dollars as of December 31, 2013) based on inputs from external and internal counsels as well as historical statistics. In the six months ended June 30, 2014 an additional provision of 6,617 thousand US dollars was made. The Company’s directors and legal advisors consider that these amounts are sufficient to cover the probable risk of an outflow of funds in respect of the disputes.

Moreover, Atento Brasil, S.A. has 24 civil lawsuits ongoing for various reasons (17 in 2013). The total amount of these claims is approximately 903 thousand U.S. dollars (1,061 thousand U.S. dollars at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, as of June 30, 2014 Atento Brasil, S.A. has 27 contentious proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (33 in 2013). The total amount of these claims is approximately 38,142 thousand U.S. dollars (47,532 thousand U.S. dollars at December 31, 2012). According to the Company’s external attorneys, materialization of the risk event is possible.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 9,194 thousand U.S. dollars (8,535 thousand U.S. dollars as of December 31, 2013).

As of June 30, 2014 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities in the amount of 9,332 thousand U.S. dollars (9,473 thousand U.S. dollars as of December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

As of June 30, 2014 Atento Teleservicios España S.A.U. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 3,666 thousand U.S. dollars (2,251 thousand U.S. dollars as of December 31, 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

As of June 30, 2014 Atento México S.A. de CV was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 6,183 thousand U.S. dollars (4,823 thousand U.S. dollars as of December 31, 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

12. AVERAGE NUMBER OF GROUP EMPLOYEES

The average headcount in the Atento Group in the first six months of 2013 and 2014 and the breakdown by countries are as follows:

	Average headcount
(Unaudited)	2013	2014
Brazil	85,426	83,289
Central America	4,154	3,884
Chile	3,636	4,382
Colombia	5,168	5,955
Spain	14,312	12,674
Morocco	1,786	1,434
Mexico	17,949	20,330
Peru	10,222	11,685
Puerto Rico	789	712
United States	387	387
Czech Republic	883	732
Argentina and Uruguay	9,474	8,177

Total	154,186	153,641

13. INCOME TAX

The breakdown of the Atento Group’s income tax expense is as follows:

Income taxes	06/30/2013 (Unaudited)	06/30/2014 (Unaudited)
Current tax expense / (income)	642	14,174
Deferred tax	(2,569)	(24,981)
Adjustment to prior years	(147)	264

Total income tax expense / (income)	(2,074)	(10,543)

The effective tax rate on the Atento Group’s consolidated earnings in the six months period ended June 30, 2014 was 30.1%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result and the tax effect of the impairment described in Note 7. Stripping out this effects, pre-tax profit would have stood at 35,569 thousand U.S. dollars, with an income tax expense of 12,807 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 36%.

The effective tax rate on the Atento Group’s consolidated earnings in the six months period ended June 30, 2013 was 8.2%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. Stripping out this effect, pre-tax profit would have stood at 36,612 thousand U.S. dollars, with an income tax expense of 14,144 thousand U.S. dollars. Consequently, the consolidated rate excluding the Group’s holding companies is 38.6%.

14. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods.

	06/30/2013 (Unaudited)	06/30/2014 (Unaudited)
Result attributable to equity holders of the Company
Net loss for the period (thousands of U.S. dollars)	(23,113)	(24,311)
Weighted average number of ordinary shares	2,000,000	2,000,000

Basic results per share (U.S. dollars)	(11.56)	(12.16)

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the hypothetical conversion of all potentially dilutive ordinary shares. The Company has no potentially dilutive ordinary shares, and thus there is no difference between basic earnings per share and diluted earnings per share.

15. RELATED PARTIES

Directors

The directors of the Company at the date on which the financial statements were prepared are Melissa Bethell, Aibhe Jennings, Aurelien Vasseur and Jay Corrigan.

The directors currently serving on the Board of the Company received no remuneration as directors in the six months ended June 30, 2013 and 2014.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in the six months ended June 30, 2013 and 2014 are as follows:

2013

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodriguez Sedano	Chief Legal and Compliance Officer
Juan Enrique Gamé	Regional Director—South America
Mariano Castaños Zemborain	Regional Director—EMEA
Nelson Armbrust	Regional Director—Brazil
Miguel Matey Marañón	Regional Director—North America and Mexico
José Ignacio Cebollero Bueno	Director of Human Resources
John Robson	Director of Global Technology
Diego López San Román	Director of Sales and Business Development

2014

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodriguez Sedano	Chief Legal and Compliance Officer
Mauricio Montilha Teles	Chief Financial Officer
José Ignacio Cebollero Bueno	Director of Human Resources
Miguel Matey Marañón	Regional Director—North America and Mexico
Juan Enrique Gamé	Regional Director—South America
Nelson Armbrust	Regional Director—Brazil
John Robson	Director of Global Technology
Michael Flodin	Atento Operations Director
Bruce Dawson	Near Shore Director
Mariano Castaños Zemborain	Director of Sales
José María Pérez Melber	Regional Director—EMEA

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the six months ended June 30, 2013 and 2014:

(Unaudited)	Thousands of U.S. dollars
	2013	2014
Total remuneration paid to key management personnel	5,837	6,086

The breakdown of the remuneration shown above is as follows:

(Unaudited)	Thousands of U.S. dollars
	2013	2014
Salaries and variable remuneration	5,693	5,775
Salaries	1,548	2,152
Variable remuneration	1,348	3,623
Other remuneration related to Management Incentive Program	2,797	—
Payment in kind	144	311
Medical insurance	24	47
Life insurance premiums	7	9
Other	113	255

Total	5,837	6,086

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to 3 million euros (equivalent to 4.1 million U.S. dollars) to Atalaya Management Luxco Investment for the purpose of acquiring an immaterial ownership interest in a related party. As of December 31, 2013, the management loan had an outstanding balance of 2,423 thousand U.S. dollars which was included in other non-current receivables on the statement of financial position. The loan accrued interest at a rate of 6% per annum, matured on July 18, 2023.

On April 25, 2014, Atento Spain Holdco 2, S.A.U. contributed its receivable for the outstanding amount under the Facility (2,494 thousand euros equivalent to 3,449 U.S. dollars) to Atalaya Management Luxco Investment in exchange for the issuance by Atalaya Management Luxco Investment of a Class 4 Preference Share, fully subscribed by Atento Spain Holdco 2, S.A.U. On May 30, 2014, the Class 4 Preference Share was redeemed for a total consideration of 2,508 thousand euros (equivalent to 3,413 thousand U.S. dollars). The redemption price was fully paid in cash.

Balances and transactions with the Sole Shareholder and other related parties

The Group’s sole shareholder is Atento, S.A. The ultimate parent company of the group is Atalaya Luxco Topco, S.C.A.

The table below sets out balances and transactions with the Sole Shareholder and other related parties (in thousand U.S. dollars).

	12/31/2013 (Audited)	06/30/2014 (Unaudited)
Non-current payables to Group companies	519,607	620,705
Atalaya Luxco Topco, S.C.A.	519,607	—
Atalaya Luxco Pikco, S.C.A.	—	620,705

As of December 31, 2013 Atalaya Luxco Topco, S.C.A. payables were composed of the following: (i) three series of Preferred Equity Certificates issued by the Company and subscribed by Atalaya Luxco Topco, totaling 517.4 million U.S. dollars as of December 31, 2013; (ii) accrued interests amounting to 2.2 million U.S. dollars as of December 31, 2013.

In May 15, 2014 Atalaya Luxco Topco S.C.A. and Atalaya Luxco Pikco, S.C.A. entered into a subscription agreement. This agreement stated that all of the PECs were entirely paid up by way of a contribution in kind from Atalaya Luxco Topco to Atalaya Luxco Pikco.

In addition, in May 30, 2014 the Company authorized issuance of the following Preferred Equity Certificates (PECs):

•	Series 4: 50,000,000,000 PECs with a par value of 0.01 euro each. These PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrued interest of 5%. At June 30, 2014 the Company had issued 6,414,652,564 Series 4 PECs for an aggregate amount of 64,147 thousand euros, equivalent to 87,285 thousand U.S. dollars.

As of June 30, 2014 Atalaya Luxco Pikco, S.C.A. payables are composed of the following: (i) four series of Preferred Equity Certificates issued by the Company and subscribed by Atalaya Luxco Pikco, totaling 600 million U.S. dollars as of June 30, 2014 and (ii) accrued interests amounting to 20.7 million U.S. dollars as of June 30, 2014.

The interest expense on these debts in the six months ended June 30, 2014 was 18.6 million U.S. dollars (12.4 million U.S. dollars in the six months ended June 30, 2013).

The PECs are classified as subordinated debt with respect to the Company’s other present and future obligations. The table below provides a summary of PECs and their movements in the six months ended June 30, 2014:

Thousands of U.S. Dollars
PEC	Maturity	12/31/2013 (Audited)	Issuance	Interest	Translation differences	06/30/2014 (Unaudited)
Series 1 PECs	2042	353,867	—	14,113	(3,464)	364,516
Series 2 PECs	2042	3	—	4,060	(14)	4,049
Series 3 PECs	2072	165,737	—	—	(1,598)	164,139
Series 4 PECs	2044	—	87,285	391	325	88,001

Total		519,607	87,285	18,564	(4,751)	620,705

Given the specific features and conditions of these instruments and their recent date of issuance, the PECs’s book value approximates to their fair value, which fair value hierarchy is level 3.

For further information regarding the PECs, see Note 26 of our consolidated financial statements for the year ended December 31, 2013.

Transactions with Bain Capital

A number of Group companies receive consultancy services and other services from companies related to Bain Capital Partners LLC. The services are provided under market conditions. Transactions with Bain Capital Partners in the six months ended June 30, 2014 amounted to 4,222 thousand U.S. dollars and principally relate to services provided under the consulting services agreement entered to with the Company (6,938 thousand U.S. dollars in the six months ended June 30, 2013 principally related to transaction fees in connection with the bond issuance and services provided under the consulting services agreement entered to with the Company).

16. OTHER INFORMATION

a. Guarantees and commitments

At June 30, 2014, the Company has guarantees and commitments with third parties amounting to 394,051 thousand U.S. dollars (233,413 thousand U.S. dollars at December 31, 2013).

The company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

The total amount of operating lease expenses recognized in the interim consolidated income statement for the six months ended June 30, 2014 was 56,177 thousand U.S. dollars (62,530 thousand U.S. dollars at June 30, 2013).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the six months ended June 30, 2014 and 2013.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2023. As of June 30, 2014, the payment commitment for the early cancellation of these leases is 161,323 thousand U.S. dollars (147,914 thousand U.S. dollars at December 31, 2013).

17. EVENTS AFTER THE REPORTING PERIOD

The Company has evaluated events through August 4, 2014, which is the date the interim condensed consolidated financial statements were available to be issued, and has determined that there were no additional subsequent events after June 30, 2014 requiring adjustment or disclosure in the interim condensed consolidated financial statements.

Until                     ,             (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Atento S.A.

14,625,000 Ordinary Shares

PROSPECTUS

Morgan Stanley	Credit Suisse	Itaú BBA

BofA Merrill Lynch	Bradesco BBI	BTG Pactual	Goldman, Sachs & Co.	Santander	Baird	BBVA

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of directors and agents of the Company.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

Prior to the completion of this offering, our articles of association will provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Prior to completion of this offering, we will enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our articles of association. These agreements, among other things, provide for indemnification of our directors and executive officers to the fullest extent permitted by Luxembourg law for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request, subject to certain limitations. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We also agreed to indemnify certain officers of the Company for adverse tax consequences they may suffer pursuant to their employment agreements.

The indemnification rights set forth above shall not be exclusive of any other right which any of our former or current directors and officers may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

On March 5, 2014, the Issuer issued 31,000 ordinary shares with nominal value of €1.00 per share to Atento Luxco Topco S.C.A.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules are omitted because the required information is not applicable or included in the registrant’s financial statements in the Prospectus part of this registration statement.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madrid, Spain on September 12, 2014.

ATENTO S.A.

By:	/s/ Alejandro Reynal
Name:	Alejandro Reynal
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each officer, director and representative of Atento S.A. whose signature appears below constitutes and appoints Alejandro Reynal, Mauricio Montilha and Reyes Cerezo, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Alejandro Reynal Alejandro Reynal	Chief Executive Officer and Director	September 12, 2014

/s/ Mauricio Montilha Mauricio Montilha	Chief Financial Officer and principal accounting officer	September 12, 2014

/s/ Francisco Tosta Valim Filho Francisco Tosta Valim Filho	Director	September 12, 2014

/s/ Melissa Bethell Melissa Bethell	Director	September 12, 2014

/s/ Aurelien Vasseur Aurelien Vasseur	Director	September 12, 2014

/s/ Mark Nunnelly Mark Nunnelly	Director	September 12, 2014

Signature	Title	Date

/s/ Luis Javier Castro Luis Javier Castro	Director	September 12, 2014

/s/ Stuart Gent Stuart Gent	Director	September 12, 2014

/s/ Devin O’Reilly Devin O’Reilly	Director	September 12, 2014

/s/ Jay Corrigan Jay Corrigan	Authorized Representative in the United States of America	September 12, 2014

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
2.1†	Sale and Purchase Agreement, dated as of October 11, 2012, by and between Telefónica S.A. and the Buyers named therein.
2.2†	Amendment Agreement, dated as of December 12, 2012, by and between Telefónica, S.A. and the Buyers named therein.
3.1†	Articles of Association of Atento S.A., as currently in effect.
3.2	Form of Amended and Restated Articles of Association of Atento S.A. to be effective upon completion of this offering.
4.1†	Indenture, dated as of January 29, 2013, by and among BC Luxco 1 S.A., the guarantors party thereto, Citibank, N.A., London Branch as Trustee and Principal Paying Agent, Citibank Global Markets Deutschland AG, as Registrar and Citibank, N.A., London Branch, as collateral agent.
4.2†	Form of Senior Secured Note (included in Exhibit 4.2 hereto).
5.1	Opinion of Arendt & Medernach.
10.1†	Transaction Services Agreement between Spain Holdco and Bain Capital Partners, LLC, dated December 12, 2012.
10.2†	Consulting Services Agreement between Portfolio Company Advisors, Ltd and Bain Capital Partners, LLC, dated December 12, 2012.
10.3†	Management Services Agreement between Spain Holdco, Mexico Holdco, Spain Holdco 2, Spain Holdco 5 and Spain Holdco 6, dated December 12, 2012.
10.4†	Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto.
10.5†	Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto.
10.6**†	Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014.
10.7†	Vendor Loan Agreement, dated as of December 12, 2012, between Global Laurentia, S.L.U. and the lenders party thereto.
10.8†	Super Senior Revolving Credit Facilities Agreement, dated as of January 28, 2013, among BC Luxco 1 S.A., the entities and guarantors named therein and the arrangers and lenders party thereto.
10.9†	Instrumento Particular de Escritura (Brazilian debentures).
10.10+	2014 Omnibus Incentive Plan.
10.11+	Form of Performance Restricted Stock Unit Agreement.
10.12+	Form of Time Restricted Stock Unit Agreement.
10.13	Form of Registration Rights Agreement.
10.14	Form of Consulting Services and Information Rights Agreement.
10.15	Form of Directors and Officers Indemnification Agreement.
21.1	List of subsidiaries of Atento S.A.
23.1	Consent of Ernst & Young, S.L., independent registered public accounting firm.
23.2	Consent of Arendt & Medernach (included in Exhibit 5.1).
24.1	Powers of Attorney (included in the signature pages hereto).

**	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
+	Indicates a management contract or compensatory plan or arrangement.
†	Previously filed.